82- SUBMISSIONS FACING

03045299

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corporation

*CURRENT ADDRESS 14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku,
Tokyo 103-8210, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34759 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 12/19/03

Kao Corporation



Key Drivers for Profitable Growth: Brand Equity, Superior R&D and TCR

Annual Report 2001

For the year ended March 31, 2001

Profile

Kao Corporation has served the needs of consumers for more than a century. Kao is one of the leading companies in Japan for personal care products, cosmetics, laundry and cleaning products, hygiene products, and functional food products.

The Company has also earned a reputation as a quality manufacturer of chemical products. Committed to a global approach to business, Kao has operations in 26 countries in Asia, North America, Europe and other parts of the world.

Contents

Financial Highlights

Kao Corporation and Consolidated Subsidiaries					Years ended March 31, 2001, 2000 and 1999
	Billions of yen			Millions of U.S. dollars	Change
	2001	2000	1999	**2001**	**2001**/2000
For the year:					
Net sales	**¥821.6**	¥846.9	¥924.5	**$6,631.4**	(3.0)%
Consumer Products	**607.8**	632.4	656.1	**4,905.8**	(3.9)
Cosmetics *Sofina*	**72.5**	70.8	74.4	**585.8**	2.4
Chemical Products	**167.8**	172.4	193.9	**1,355.1**	(2.6)
Subtotal	**848.2**	875.7	924.5	**6,846.6**	(3.1)
Eliminations	**(26.6)**	(28.7)	–	**(215.2)**	–
Net income	**59.4**	52.1	34.7	**479.6**	14.0
At year-end:					
Total assets	**¥783.7**	¥750.0	¥751.7	**$6,325.7**	4.5%
Total shareholders' equity	**462.9**	474.9	451.7	**3,736.8**	(2.5)
	Yen			U.S. dollars	Change
Per share:					
Net income	**¥ 96.69**	¥ 83.45	¥ 55.98	**$0.78**	15.9%
Cash dividends	**24.00**	20.00	16.00	**0.19**	20.0
Total shareholders' equity	**760.05**	765.59	727.01	**6.13**	(0.7)

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥123.90=US$1, the approximate exchange rate at March 31, 2001.
2. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000 as defined in the notes to consolidated financial statements (Note 12). Consequently, net sales of Chemical Products include intersegment sales to Consumer Products and Cosmetics *Sofina*.
3. Net income per share is computed based on the weighted average number of shares outstanding during the respective years.
4. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.



Net Sales
(Billions of yen)
901.4
907.2
924.5
846.9
821.6
1997 1998 1999 2000 2001



Net Income
(Billions of yen)
27.5
24.4
34.7
52.1
59.4
1997 1998 1999 2000 2001



Total Shareholders' Equity
(Billions of yen)
379.5
424.4
451.7
474.9
462.9
1997 1998 1999 2000 2001



Net Income per Share
(Yen)
45.92
40.10
55.98
83.45
96.69
1997 1998 1999 2000 2001

Message from the President

I am pleased to report that Kao continued to generate earnings growth in fiscal 2000, the year ended March 31, 2001. The Company achieved record net income for the third consecutive year, while posting record high operating income exceeding ¥100 billion for the first time. Our focus on core businesses and on building a solid foundation for consistent earnings growth is resulting in higher corporate value.

Kao achieved solid results despite the challenges we faced in our primary market of Japan, where price deflation continued. Two factors negatively affected sales compared with fiscal 1999: the impact of the strong yen and the effect of the consolidation of our domestic consumer products sales company. Consequently, consolidated net sales decreased 3.0 percent to ¥821.6 billion (US$6,631.4 million). Absent these factors, consolidated net sales would have increased 0.6 percent. Earnings benefited from new product introductions, the continuing success of Total Cost Reduction (TCR) activities and decreased depreciation expenses, while falling sales prices and increased pension expenses adversely affected earnings. Moreover, although the strong yen reduced overseas sales, the profitability of Kao's overseas operations improved. Operating income therefore increased 8.0 percent to ¥107.0 billion (US$864.4 million), and represented 13.0 percent of net sales, up 1.3 percentage points from 11.7 percent for fiscal 1999. Net income rose 14.0 percent to ¥59.4 billion (US$479.6 million) due to the increased operating income, foreign exchange gains and a decrease in restructuring charges. As a result, EVA® (Economic Value Added)* improved for the second consecutive year since its implementation. In view of these results, the Company has decided to increase annual dividends to shareholders by ¥4.00, to ¥24.00 (US$0.19) per share, the eighth consecutive increase in annual cash dividends.

Management Strategies Geared to Growth

The prolonged recession in Japan has changed consumer purchasing patterns. Consumers are buying only what they really need or want, and as a result, sales volume has been flat or decreased slightly. At the same time, excess capacity of retailers and more intense competition from our peer companies have led to continued downward pricing pressure. The overall market size of our industry has therefore decreased in yen terms. In response to these difficult conditions, Kao has implemented a number of management initiatives geared to embracing market realities, offering powerful brands backed by its unique, innovative technologies, and finding new ways to generate growth. Results from the past fiscal year once again reflect our success in achieving earnings growth. Our continuing efforts center on three core capabilities: understanding consumers' real needs and wants; efficiently applying research and development expertise; and effectively marketing our own products. Our success at raising market share, concurrently building our position in existing markets while creating new ones, attests to the effectiveness of our drive to consistently meet and exceed consumer expectations.

Reinforcing Core Businesses

Kao concentrates on its core competencies in consumer products, cosmetics and chemical products, where it deploys its technological strengths to increase brand equity and customer trust while systematically improving operating efficiency. Operations in Japan generate 79 percent of sales and 88 percent of operating income. Therefore, it is essential for us to build stronger domestic operations as the foundation for profitable growth, while we pursue global expansion. Since the 1960s, Kao has worked to improve domestic logistics, as an organic system encompassing purchasing, production, sales and distribution. During fiscal 2000, Kao moved to increase the effectiveness of its supply chain management program, while introducing functional, value-added products in the consumer products and cosmetics businesses. New product introductions included *Attack Sheet-type* compact laundry detergent, *Humming 1/3 Anti-bacterial Plus* fabric softener and *est*, a cosmetics brand designed specifically for the department store segment. Several new and improved products were also added to the *Bioré* brand. In the chemical products business, Kao continued to work to further strengthen fatty

* EVA is a registered trademark of Stern Stewart & Co.

chemicals operations, while increasing sales of such specialty chemicals as copier and printer toner and related products, and aroma chemicals.

New Business Development

New business development during fiscal 2000 also made a positive contribution. Our presence in the health care market, including functional food products, over-the-counter drugs and nursing care products, carries outstanding potential and is developing smoothly in Japan. The success of *Healthy Econa Cooking Oil - For Prevention of Fat Deposits* continued, with sales double those of fiscal 1999. As an extension of the hit *Healthy Econa Cooking Oil* line, Kao introduced the *Healthy Econa Dressing* series in February 2001. The launch of *Healthy Econa Cooking Oil – For Lower Cholesterol* in March 2001 is expected to strengthen Kao's leading position in the market for functional healthy oil. During the fiscal year, Novartis Kao Co., Ltd., a joint venture with Novartis Consumer Health SA, launched three new products as planned.

Enhancing Global Business

Outside Japan, Kao is steadily undertaking strategic globalization initiatives. Efforts to strengthen the earnings structure of companies in each region have been effective in countering the increasingly competitive international operating environment. In Thailand, we established Kao Consumer Products (Southeast Asia) Co., Ltd. to serve as our ASEAN regional headquarters and to optimize manufacturing, product development and marketing in the region. In China, normalization of inventory at distributors, which led to weak performance in fiscal 1999, laid the groundwork for recovery in consumer products operations during the past fiscal year. Kao also allocated significant investment to several chemical products subsidiaries around the world to support growth and improved profitability in sectors including fatty alcohols, copier and printer toner and related products, and aroma chemicals.

The acquisition of the *ban* antiperspirant/deodorant brand through The Andrew Jergens Company has given Kao access to a large new market in North America, where it will take advantage of synergy with its existing skin care business. Kao expects to increase the brand value of *ban* with superior R&D expertise and active marketing investment. Kao also announced a strategic alliance with



Takuya Goto, President

- Our focus on core businesses and efforts to improve operating efficiency led to record high operating income exceeding ¥100 billion for the first time in fiscal 2000.
- Kao's unique ability to link R&D to meeting emerging consumer needs and market innovative products is the engine of long-term growth.
- Our strategic priorities for greater corporate value are building stronger domestic operations through reinforcement of existing businesses and development of new ones such as health care, while pursuing global expansion.

Archer-Daniels-Midland Company (ADM) of the United States covering the manufacture, marketing and sales of diacylglycerol oil, the primary ingredient in *Healthy Econa Cooking Oil*, in international markets except Asia, where Kao will market the oil independently.

Improved Group Management

During fiscal 2000, Kao continued its drive to improve Group management and corporate governance, which will lead to increased corporate value. A core theme was speedier decision making, which was the rationale guiding the reduction in the size of the Board of Directors in June 2000, together with delegating more authority to its business units. As the first step toward improved corporate governance, the Advisory Committee started work on its function of enhancing transparency by reviewing and providing advice during management's decision-making process for major issues.

Furthermore, Kao plans to review its compensation system for Board members to further align their interests with those of shareholders and facilitate an increase in corporate value. Specifically, this will include the introduction of a stock option plan for directors and expansion of the performance-linked portion of compensation. In addition, the Company also plans to increase the number of external statutory auditors to enhance auditing. These moves will help reinforce management efficiency by speeding up decision-making and clarifying the responsibilities and accountability of directors.

Human Resource Value

Kao offers employees an environment in which they are able to develop their potential and excel, while engaging in forthright and open exchanges of ideas and supporting each other's improvement. Our corporate culture encourages employees to express openly their dissatisfaction with the status quo and seek ways to promote improvement. We strive to create an environment that engenders employee enthusiasm and commitment in three areas: continuous efforts to offer consumers a better quality of life; value-creating product development; and continuing innovation for improvement. The Company believes that employees who have embraced this mindset are one of its greatest resources for sustainable growth. Results of this conviction have included numerous value-added and market-creating products from R&D and annual cost reductions of ¥10.5 billion through TCR activities during fiscal 2000 in Japan.

Significant results have been achieved in Japan and at Andrew Jergens, a U.S. subsidiary, where EVA-based incentive compensation systems for executives and employees have been implemented. EVA is currently used as a main management measure at the corporate level, and in making daily operating decisions at the tactical level. One of the most important benefits of EVA-based management is promoting management from the shareholders' perspective. As a result, this management system serves to reinforce Kao's longstanding emphasis on profitability. Following successful implementation in Japan and at Andrew Jergens, a rollout to several subsidiaries outside Japan is under way.

Commitment to Society and the Environment

Kao seeks to satisfy all stakeholders through activities such as sound disclosure to maintain management transparency, compliance with our code of ethics and basic principles for corporate activities, and environmental protection. The Company continuously works to improve environmental management. Our commitment to society and stakeholder satisfaction was affirmed at the end of 2000 when the *Nihon Keizai Shimbun* newspaper designated Kao as one of 15 "Twenty-first Century Companies." The newspaper chose Kao because of its flexible response to a changing environment and consumer-oriented value creation that go beyond the conventional wisdom.

Kao has firmly in place the tools required to continue building the value of the corporation, and the capabilities necessary to use them effectively. We intend to maintain a clear focus on justifying the trust of our shareholders, customers and society.

June 28, 2001



Takuya Goto
President

Key Drivers for Profitable Growth: Brand Equity, Superior R&D and TCR





A primary Kao objective is sustained profitable growth that increases corporate value over the long term to the benefit of shareholders and all other stakeholders. We view our brands as a guarantee of quality, value and reliability. Moreover, our superior research and development enable us to generate products that offer excellent value and outstanding performance. Through new product launches and improvements, Kao strives to expand brand equity, which is a driving force for profitable growth. At the same time, Kao works to enhance profitability through Total Cost Reduction (TCR) activities. Our ability to achieve profitable growth draws strength from the pursuit by Kao employees of innovation, driven by dissatisfaction with the status quo.





Pursuit of Innovation: a Key Element of Kao's Corporate Culture

Kao's corporate culture embraces continuous innovation driven by dissatisfaction with the status quo. More than simply a matter of product innovation to meet consumer needs, this approach encompasses overall operational systems as the Company works to achieve the highest level of stakeholder satisfaction in expanding corporate value.

Constant Product Innovation

Kao has numerous category number one brands in its portfolio in Japan that consumers have long trusted. *Humming* fabric softener has been a market leader for more than 30 years, *Bioré* skin care products for 20 years, and *Attack* compact laundry detergent for 14 years. Brands are the key instrument to building a long-lasting relationship with consumers.

These and other brands have remained successful because Kao constantly improves its products to delight consumers and meet their changing expectations. This ability to stay one step ahead in pleasing consumers and enhancing their lives is based on the commitment of Kao employees to innovation.

Constant Operational Innovation

Initiated in 1986, Kao's Total Cost Reduction (TCR) activities aim to innovate operations through a complete review of company-wide operations.

In addition, Kao complements its focus on introducing high-value-added products with a nationwide sales system in Japan and activities to energize the retail environment and target markets.

Kao's Proposal-Based Sales Activities


Consumers
Store Loyalty
Retailers
Brand Equity
Proposals & Collaboration
Kao Corporation
Kao Hanbai Company, Ltd.*
Develop and market unique, outstanding products that meet real consumer needs
Area Information System
CPM
Purchasing Behavior Research

*Domestic consumer products sales company



➡ Continuous Innovation of *Attack*

Attack, one of Kao's flagship brands, was the world's first compact laundry detergent when it was launched in 1987. Its key ingredient alkaline cellulase, which Kao developed, offers outstanding whitening and stain removal power. *Attack* embodied the strong interest consumers had expressed in a light, efficient and easy-to-use detergent, and quickly became the leading detergent brand in the Japanese market. Constant improvement of product features, including further compactness, has driven the ongoing evolution of this brand and supported its position as the leading detergent brand in Japan. Following the introduction of a new sheet-type product in October 2000, Kao's unique technologies have enabled a thorough improvement of *Attack* in April 2001, which is expected to further expand *Attack*'s brand equity.



Improved *Attack*

- Dissolves five times faster than conventional *Attack* and uses highly efficient nonionic surfactant for better stain removal. Applications for 53 patents have been submitted.
- The formula and manufacturing process have been re-engineered to reflect changing consumer needs and new washing machine functions.



Attack Sheet-type

- The world's first sheet-type laundry detergent.
- Individually packaged for a single load in water-soluble film of 0.03mm.
- Easy-to-use sheets can simply be dropped into the washing machine.

➡ Progress in Ongoing TCR

TCR is an integral component of Kao's management system and has achieved considerable results since its implementation in 1986. Its noteworthy feature is that TCR itself continues to evolve, stepping up from simple cost reduction activities to value-creating initiatives. TCR has played an important role in Kao's ability to innovate and adapt to change, contributing to profitable growth.



Value creation that drives growth
Qualitative innovation and comprehensive cost reduction
Innovation in process, organization and flow
Objective: measurable cost reduction
1986
TCR Phase I
1990
TCR Phase II
1994
TCR Phase III
2000
TCR Phase IV

➡ Proposal-Based Sales Activities to Energize Retail Environment

For more than 20 years, Kao has been working on improving the supplier/retailer partnership through its consumer products sales company in Japan. In 1995, Kao started development of cooperative activities, which are now generally called Efficient Consumer Response. Kao has been making specific proposals to domestic retail chains and outlets to clearly define expectations and tasks such as raising shelf efficiency.

Kao has recently developed a Category Profit Management (CPM) system in cooperation with consulting firm PricewaterhouseCoopers. This system is designed to enhance retail inventory management and optimize shelf space, and therefore is expected to improve supply chain management.

Kao's proposal-based sales activities geared toward the benefit of both Kao and retailers have helped gain their confidence. Thus, collaboration with retailers fosters Kao's strength in Japan.



Superior R&D Capabilities: a Core Competency

A primary Kao strength is its ability to develop innovative new products. Kao devotes significant management resources to R&D because the Company considers it the source of continuous profitable growth. For the past several years, Kao has deployed 4 to 5 percent of net sales to R&D in a successful effort to deliver new value to consumers.

The Source of Innovative R&D

Fatty chemicals, the basic raw materials for detergents, shampoo and other products, are mainstay products in Kao's chemical products business. Our product development is differentiated by access to these materials, in tandem with our intensive basic research. Our R&D has also produced a competitive advantage in developing key chemicals and technologies such as moisturizing agents for skin care and absorbent polymers and non-woven fabrics for use in disposable diapers and other products. Moreover, Kao's demonstrated ability to link research and development to meeting emerging consumer needs supports the Company's success at developing innovative and unique products.

Innovative Products Developed Using Kao's Key Chemicals/Technologies



1. Biological science (Dermatology, Biotechnology)
2. Polymer science (Polymer synthesis and property research)
3. Chemical process and systems engineering/Mechanical precision engineering
4. Fat and oil science/Surface science/Chemistry
Billions of yen
1,000
900
800
700
600
500
400
300
200
100
0
Nonconsolidated Sales
Sanitary napkins
Cosmetics
Compact laundry detergents
Disposable diapers
Bath additives
Body cleansers
Cooking oils
Household cleaning products
Skin care essence
Change in the recognition of sales
Pore pack
Functional healthy cooking oils
New business fields
• Compact laundry detergents
Conventional laundry detergents
Existing business fields
FY1980
FY1985
FY1990
FY1995
FY2000

A Growth Strategy Based on Creating New Markets

Kao endeavors to use knowledge cultivated over many years of R&D to develop highly functional and effective new products. A representative example, *Healthy Econa Cooking Oil* (now called *Healthy Econa Cooking Oil — For Prevention of Fat Deposits*), is the result of 15 years of R&D. Designed to help prevent fat from accumulating in the body, it was the first edible oil to be licensed by Japan's Ministry of Health and Welfare (currently the Ministry of Health, Labour and Welfare) as a "Food for Specified Health Use." *Healthy Econa Cooking Oil* has achieved sales of ¥10 billion in the second year since its launch while creating the new, high-margin healthy oil market segment.



➡ Business Development Supported by Key Chemicals

A synthetic ceramide developed by Kao is a key chemical in *Sofina* cosmetics. For many years, Kao has conducted dermatological research on the mechanism of moisture retention in the skin. Following the launch of *Sofina* in 1982, the Company focused its attention on the natural ceramide that is a primary component of intercellular lipid. After determining its moisture retention mechanism, Kao succeeded in developing a synthetic ceramide. *Sofina* skin care products have been well received by consumers for their excellent moisturizing effect, earning support as high-quality, scientifically advanced products.

Function of Ceramide Structure


Sebum
NMF
Intercellular lipid
Lamellar Structure
Corneocyte
Water
Ceramide
Corneocyte

Densely packed in between corneocytes, ceramide helps to keep skin hydrated and plays an essential role in the skin barrier function.

➡ Using Diacylglycerol to Create and Expand Markets

Kao has long been involved in the edible oils market, having introduced *Econa* industrial-use edible oil in 1928, and has continued R&D for edible oils. The application of R&D capabilities to expertise in industrial-use edible oils resulted in the 1999 launch of *Healthy Econa Cooking Oil*.

The key ingredient is diacylglycerol, a natural ingredient that is present in small amounts in conventional edible oils. One of its major features, approved by Japan's Ministry of Health, Labour and Welfare, is prevention of fat deposits. Kao developed production technology for this ingredient. The *Healthy Econa* brand offers new functionality that meets heightened health consciousness among consumers, which has made it a hit product.



In addition, the U.S. Food and Drug Administration accepted Kao's determination of diacylglycerol in December 2000 as "Generally Recognized As Safe" (GRAS). The U.S. market has 35 million middle-aged and older consumers who are overweight, approximately 10 times as many as in Japan, and Kao is therefore moving proactively to build its diacylglycerol business in the United States. A strategic alliance with U.S.-based Archer-Daniels-Midland Company will support speedy market penetration, followed by global development of the diacylglycerol market.



Increasing Corporate Value: Portfolio Management that Engenders Profitable Growth

Kao's strategic priorities for increasing corporate value are strengthening and expanding core businesses, using them as a platform for building new businesses, and reinforcing overseas business.

A Stronger Operating Base in the Domestic Market

Downward price pressure and intensifying competition have continued in Kao's mainstay consumer products market in Japan, which has made the domestic operating environment increasingly challenging. Kao is managing these market realities by focusing on its core strengths: the ability to discover consumer needs; superior research and development; and a strong sales force. This focus has resulted in measurable gains in competitiveness in the domestic market. Kao endeavors to strengthen top brands and build number two or three brands into market leaders.

New Businesses: A Focus on Health Care

Cleanliness, beauty and health are Kao's primary business domains. One of Kao's main strategies for growth entails building its market presence and generating profitable growth in the high-potential health care segment.

Kao has built up its presence in the healthy cooking oil market. The Company is striving to further strengthen and expand its market position with the introduction of *Healthy Econa Cooking Oil — For Lower Cholesterol*, which helps lower the level of cholesterol in the blood while helping prevent fat deposits in the body through continued use.

The formation of joint venture Novartis Kao Co., Ltd. in July 2000 melds the superior health care R&D capabilities of Novartis with Kao's expertise in understanding and meeting consumer needs.

Overseas Growth Strategy

In working to profitably expand global operations, Kao is emphasizing reinforcement of the consumer products business in China and other Asian markets with future growth potential. Another priority is the North American personal care market, where Kao is devoting management resources. Acquisitions and strategic alliances are an important component of Kao's global business development strategy.

At the same time, Kao has created a global production and marketing network in the chemical products business. Kao will strive to build a stronger earnings structure by offering unique and outstanding products and emphasizing higher-margin operations.



➡ Expanding Brand Equity through Product Launches

Kao has launched numerous new and improved products in its brand portfolio. Deploying its innovative product development ability, Kao has been successful in launching new products that meet emerging consumer needs or exceed their expectations. Kao works to generate value with unique and outstanding products, which benefit both consumers and retailers.

Kao is concentrating its management resources to take full advantage of the opportunities to build brand equity that new and improved products present. Recent new product launches for the *Attack*, *Bioré*, *Humming*, *Family* and *Laurier* brands have successfully expanded brand equity in Japan.

Success in Expanding the Equity of the *Bioré* Brand


Pore cleansing products
Facial cleansers
Body cleansers
UV care products
Makeup removers
Antiperspirant/deodorants

➡ Reinforcing the Skin Care Business in North America

In North America, Kao is developing its skin care business through a subsidiary, The Andrew Jergens Company. In September 2000, Kao acquired the *ban* antiperspirant/deodorant brand* through Andrew Jergens. Kao intends to apply its R&D strengths to add value to the *ban* brand and develop related new products. Looking forward, the Company will speed development of its presence in the North American skin care market by using the *Bioré*, *Jergens*, *Curél* and *ban* brands appropriately and effectively to optimize Kao's innovative skin care technology.



* The *ban* brand is sold in 17 countries in the Americas and Asia; however, Japan is not included in the acquisition agreement.



Kao at a Glance

- **Net sales** **¥821.6 billion (US$6,631.4 million) -3.0% year-on-year**
- **Operating income** **¥107.0 billion (US$864.4 million) +8.0% year-on-year**
- **Net income** **¥59.4 billion (US$479.6 million) +14.0% year-on-year**

Consumer Products

Net sales decreased by 3.9 percent year-on-year to ¥607.8 billion (US$4,905.8 million), while operating income rose by 4.9 percent to ¥86.1 billion (US$695.0 million). Excluding the effect of both the consolidation of a domestic consumer products sales company and the negative currency translation, net sales declined by 0.3 percent from the previous fiscal year. In the challenging operating environment, the Company continued to focus on increasing the value of its brands by improving existing products while launching new products that meet emerging consumer needs.

SALES BREAKDOWN BY CATEGORY



74.0%
8.8%
17.2%

Cosmetics *Sofina*

Net sales increased by 2.4 percent to ¥72.5 billion (US$585.8 million) and operating income rose 29.3 percent to ¥2.8 billion (US$22.8 million) for this segment. Measures to counter harsh market conditions included new product introductions and improvements in the *Sofina* product lineup, as well as the launch of the new *est* brand. Kao completed inventory adjustments at retailers in the first half of the fiscal year.

Chemical Products

Net sales decreased by 2.6 percent to ¥167.8 billion (US$1,355.1 million), while operating income rose by 20.2 percent to ¥17.7 billion (US$143.0 million). Excluding the negative currency translation, net sales in this segment grew 1.8 percent year-on-year. Key growth drivers included fatty chemicals in Asia and such specialty chemicals as copier and printer toner and related products, and aroma chemicals.

NET SALES (Billions of yen)



1,000
900
800
700
600
500
400
300
200
100
0
Total Net Sales
1997
1998
1999
2000
2001

OPERATING INCOME (Billions of yen)



110
100
90
80
70
60
50
40
30
20
10
0
-10
Total Operating Income
1997
1998
1999
2000
2001

Consumer Products | Cosmetics *Sofina* | Chemical Products

(Years ended March 31)

Note: Separate information for net sales and operating income of Cosmetics *Sofina* is presented starting from the fiscal years ended March 31, 1999 and 2000, respectively.

MAJOR PRODUCTS

Personal Care Products in Japan

- Soaps
- Facial cleansers
- Body cleansers
- Skin care
- Men's cosmetics
- Hair enhancer tonics
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Bath additives
- Toothpaste
- Toothbrushes



Laundry and Cleaning Products in Japan

- Laundry detergents
- Fabric softeners
- Bleach
- Laundry finisher
- Dishwashing detergents
- Household cleaning detergents
- Paper cleaning products
- Car care products



Hygiene Products in Japan

- Sanitary napkins
- Disposable diapers
- Baby wipes
- Incontinence products
- Hygiene care products



Food Products in Japan

- Cooking oils
- Frying oils
- Dressings
- Packaged cake mixes



Cosmetics *Sofina*

- Facial cleansers
- Basic care
- Special care
- Foundation
- Make-up



Consumer Products in Asia and Oceania

- Soaps
- Facial cleansers
- Body cleansers
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Laundry detergents
- Fabric softeners
- Bleach
- Dishwashing detergents
- Household cleaning detergents
- Paper cleaning products
- Sanitary napkins
- Disposable diapers
- Toothpaste
- Toothbrushes



Personal Care Products in North America and Europe

- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Soaps
- Lotions
- Body cleansers
- Facial care
- Antiperspirant/deodorant



Chemical Products

- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles



Personal Care Products in Japan


Bioré
Bioré

Bioré Facial Foam, which features a mildly acidic formulation in line with the natural pH of healthy skin, expanded its market share. New product *Bioré Facial Foam Moisture Cream-in* also performed well.

Focal Points

- Differentiate products with unique technology to offer consumers added value and greater functionality.
- Reinforce market positions of major brands through new and improved product introductions, supported by effective marketing strategies.
- Continue reducing costs and effectively allocating resources to improve profitability.

Operating Environment and Performance

Overall, the Japanese personal care market contracted marginally in yen terms due to continued downward pricing pressure, although sales volume rose slightly. Competition has become increasingly stringent as global peer companies introduce their brands in Japan. The facial cleanser, body cleanser, hair lightening and coloring products segments grew, while the shampoo/conditioner segment remained soft due to price deflation.

Kao's sales of personal care products declined slightly from the previous fiscal year. Competitive market conditions necessitated additional promotional and advertising spending on selected brands, while successful cost reductions continued.

Fiscal 2000 Initiatives and Results

Kao increased its share of the facial and body cleansers segment, where consumers have responded positively to a mildly acidic formulation in line with the natural pH of smooth, healthy skin. *Bioré Body Care Foam* and *Bioré Facial Foam* benefited from investment in advertising to inform consumers about the benefits of mild acidity. Adding *Moisture Cream-in* line extensions to both facial and body cleansers also helped to build market share.

In the expanding hair lightening and coloring segment, the spring 2000 launch of *Blauné Aroma Hair Color*, made with an ammonia-free formula and a new technology that facilitates long-lasting performance, has contributed to steady market share growth. A new hair color advice system serves to enhance communication with consumers.

Shampoo/conditioner is a major personal care category, and the launch of improved *Essential Damage Care* helped Kao maintain its market share. Sales, however, were down because of the larger proportion of pouch refills in the sales mix, while increased sales of promotional products and discounted bundled products resulted in lower unit sales prices. Among other hair care categories, Kao maintained the top share in the hairspray segment, although the market is shrinking as casual hairstyles become more popular.

Kao's efforts to enhance its sales activities with a focus on health and beauty care products resulted in strong growth in sales through drug stores. The portion of toiletry products sold through this channel rose significantly.

Fiscal 2001 Issues and Objectives

Kao will further strengthen the *Blauné* hair coloring line for gray hair and introduce *Lavenus Color Appeal*, a hair lightening product targeted at younger consumers. In the shampoo/conditioner category, Kao will work to increase market share by reinforcing major brands *Essential*, *Merit* and *Lavenus*. The benefits of mild acidity, which is closer to the pH of smooth and healthy skin, will continue to be a core theme for *Bioré* facial and body cleansers. New products in the skin care category will include pore care and UV care products for the *Bioré* brand.

Solid Performers

Consumers responded favorably to the ammonia-free formula and long-lasting performance of *Blauné Aroma Hair Color*.



The improved *Essential Damage Care* shampoo/conditioner answered rising consumer interest in products that treat damaged hair, thus helping Kao maintain its share of the shampoo/conditioner market.



Laundry and Cleaning Products in Japan



Developed as an easy-to-use product for effective household cleaning, *Quickle Wet-type Floor Care Sheets* thoroughly clean and disinfect floors without a wet cloth or conventional mop and bucket.

Focal Points

- Emphasize raising consumer loyalty to major brands.
- Employ effective marketing strategies and continue to reduce costs to counter increasing price competition.
- Continue optimizing R&D capabilities to add value and functionality to products in order to activate the market.

Operating Environment and Performance

The overall laundry and cleaning products market contracted slightly. Unit prices for laundry detergent have fallen as a result of a competitive environment among both retailers and manufacturers. Dishwashing detergent market sales declined, affected by changes in consumer lifestyles that have reduced usage and lower unit prices due to the trend toward economy-sized packaging. Adding anti-bacterial functions to dishwashing detergents negatively impacted the kitchen disinfectant products market.

Kao's numerous products with high market shares continued to dominate the domestic laundry and cleaning products market. Although sales excluding exports decreased slightly, sales volume remained essentially unchanged year-on-year. Kao improved profitability despite stiff competition by maintaining market leadership in key categories and continuing Total Cost Reduction (TCR) activities.

Fiscal 2000 Initiatives and Results

New Beads laundry detergent, relaunched in 1999, has grown as Kao's second brand after *Attack*, one of the Company's most successful products. The combined success of these two detergents has increased Kao's leading market share. Although *New Beads* posted steady growth, a contracted gift market adversely affected sales, resulting in a year-on-year sales decline for laundry detergents. *Attack Sheet-type* laundry detergent was launched as a line extension in fall 2000 and leads the market for new types of detergents.

Kao's sales of fabric softeners were brisk, and its market share was substantially improved by the launch of *Humming 1/3 Anti-bacterial Plus*, following *Floral Humming 1/3*. The product strengthened the position of the *Humming* brand by adding value to the existing product lineup. However, sales of other laundry finishing products decreased due to the shrinking market.

In the dishwashing detergent category, *Family Pure* and newly launched *Family Pure Mild* contributed to higher market share. Their pleasant herbal fragrance and deodorizing effect generated solid consumer response. Other kitchen detergents, including disinfectants, performed poorly.

The *Quickle Wiper* line of household cleaning mop kits and sheets has already achieved optimal household penetration. Kao therefore revitalized the brand with new *Quickle Wet-type Floor Care Sheets* in spring 2000 and improved *Quickle Dry-type Floor Care Sheets* in February 2001. However, exports of household cleaning mop kits and sheets, which are marketed in North America and Europe by S.C. Johnson & Son, Inc., decreased due to the transfer to license-based production overseas.

Fiscal 2001 Issues and Objectives

A primary theme for fiscal 2001 will be further strengthening core products to fortify brand loyalty. New and improved products will drive market share gains in the competitive environment. *Attack* laundry detergent was improved in April 2001 with tiny air pockets infused into micro-particles that quickly dissolve in water to rapidly penetrate stains and thoroughly clean clothes. Kao will also focus on increasing market share of products that are number two in their categories. *Family Power Gel*, launched in March 2001, is expected to help reinforce Kao's position in the dishwashing detergent market.

Solid Performers



The anti-bacterial properties of *Humming 1/3 Anti-bacterial Plus* have made the product popular with consumers who dry their laundry inside or in the shade.



New Beads, with its gentle lily-of-the-valley fragrance, has become Kao's number-two laundry detergent brand.

Family Pure and *Family Pure Mild*, which feature a pleasant herbal fragrance, deodorizing ingredients and a stylish package design, have expanded Kao's share of the dishwashing detergent market.



Hygiene Products in Japan


スリムガード



Slim and absorbent *Laurier Super Slim Guard* has increased Kao's share of the expanding market for ultra-thin-type sanitary napkins for daytime use.

Focal Points

- Reinforce growing categories to counter overall market contraction.
- Offer innovative, value-added products that respond to changing consumer requirements.
- Increase competitiveness and improve profitability by raising operating efficiency.

Operating Environment and Performance

The overall hygiene products market shrank from the previous fiscal year. Sanitary napkin sales and volume declined due to falling prices, a continuing decrease in the relevant consumer population and fewer units used resulting from improved product performance. However, the market for heavy flow and overnight use products grew. The disposable baby diaper market contracted because of strong price competition, although volume remained flat. Sales and volume of adult incontinence products continued to grow, but slowed due to falling prices.

At Kao, lower sales led to a year-on-year decline in operating income despite the shift toward value-added products, continuing cost-reduction efforts and increased productivity. In sanitary napkins and disposable baby diapers, high value-added products performed well, although pricing pressure materially affected sales. Higher sales of adult incontinence products partially offset the shortfall in this segment.

Fiscal 2000 Initiatives and Results

In the sanitary napkin category, Kao continued to pinpoint customer needs and focus on value-added products to increase competitiveness in both performance and prices. The *Laurier Super Guard* series increased Kao's share of the growing market for heavy flow and overnight use products. Kao also entered the expanding market for ultra-thin-type sanitary napkins for daytime use by launching *Laurier Super Slim Guard*, which can be worn even on heavy flow days. In spring 2000, Kao introduced *Laurier Dry Cotton Sheets*, which incorporate activated charcoal as a deodorant for comfortable protection with a drier, cleaner feeling. The Company also improved *Laurier Pantyliners*. These two daily hygiene products drove strong share gains.

The complete renewal of the *Super Merries* line of disposable baby diapers in October 2000 generated solid market share gains. Major improvements included greater absorbency, better leakage prevention, diaper rash prevention and a new package design. However, significantly lower sales prices reduced overall diaper sales, although the growing pants-type segment partially offset the decline.

Sales of adult incontinence products continued to grow with the contribution of the pants-type *Relief*, in line with expanding consumer demand. Kao continued to focus on the development of products that reduce the workload of caregivers while increasing the comfort of people who receive nursing care. Product development concepts emphasized more hygienic nursing care, exemplified by *Relief Odor-Free Guard*, the first product for slight incontinence problems that uses activated carbon to eliminate odors.

Fiscal 2001 Issues and Objectives

Kao will strengthen standard-type sanitary napkin lines with new product introductions. *Laurier Dry Cushion with Wings* for daytime use and *Laurier Super Overnight* were both launched in March 2001. In spring 2001, Kao also launched a line of new products to facilitate more hygienic nursing care.

Solid Performers



Relief Odor-Free Guard is the first product for slight incontinence problems that uses activated carbon to eliminate odor. In addition, its absorbency and the incorporation of breathable material increase comfort.



The *Merries* line of disposable baby diapers has been completely renewed to feature a new package design, greater absorbency, better leakage prevention, and protection against diaper rash.

Food Products in Japan

Focal Points

- Strengthen the *Econa* brand franchise through line extensions and a co-branding program.
- Use the recommendations of a nationwide organization and health care professionals to promote benefits of diacylglycerol oil.



Sales of *Healthy Econa Cooking Oil - For Prevention of Fat Deposits* continued to increase, expanding Kao's share of the healthy cooking oil market.

Operating Environment and Performance

While the cooking oil market remained flat during fiscal 2000, the shift toward healthier, more functional products continued, with sales of such products growing to account for more than 15 percent of the market. Sales of *Healthy Econa Cooking Oil - For Prevention of Fat Deposits* doubled over the previous fiscal year, contributing to increased earnings.

Fiscal 2000 Initiatives and Results

As part of an aggressive, multifaceted advertising program, Kao highlighted *Healthy Econa Cooking Oil*'s license from the Ministry of Health, Labour and Welfare as a "Food for Specified Health Use," and its designation as "reliable and safe" by a nationwide organization that promotes medical check-ups. Promotional activities extended to the Internet with a website* for the product that also provides information about the health benefits of main ingredient diacylglycerol. This effort complemented an ongoing program to inform health care professionals of the positive effects of diacylglycerol.

Kao also implemented a co-branding program with leading processed food manufacturers, under which their products display the phrase "Made with *Healthy Econa Cooking Oil*" on their packages. This program, which has been successful in increasing *Healthy Econa Cooking Oil*'s market penetration, was carried out in cooperation with the chemical products division where the related sales were recorded.

*In Japanese only

Fiscal 2001 Issues and Objectives

Kao expanded the *Econa* brand with the February 2001 launch of *Healthy Econa Dressing* and the March 2001 launch of *Healthy Econa Cooking Oil - For Lower Cholesterol*. These new products will contribute to further strengthening the *Econa* brand during fiscal 2001.

Cosmetics Sofina

Focal Points

- Minimize inventory at retailers and reinforce core segments where Kao has a demonstrated competitive advantage.
- Stimulate consumer interest through product improvements and build the new *est* brand.



New cosmetics brand *est*, which incorporates the dermatological excellence of *Sofina*, is sold through beauty counseling to offer more effective skin care tailored to each user's needs.

Solid Performers

The addition of new liquid foundation helped further strengthen the *Sofina Raycious* line.

Operating Environment and Performance

The overall cosmetics market was flat during fiscal 2000. The lower-priced cosmetics market remained steady, while the prestige cosmetics market remained at the low level of the previous fiscal year. Supported by the launch of a new brand and renewals, Kao achieved sales growth.

Fiscal 2000 Initiatives and Results

Kao completed inventory adjustments begun in fiscal 1999 and adjusted SKUs in its cosmetics portfolio. To benefit from the resulting efficiency, Kao strengthened core categories, increasing sales by introducing *UV Cut* products for the *Sofina Very Very, Sofina Emolliel* and *Sofina Vital Rich* lineups in the basic care category and improving *Sofina Finefit* in the foundation category. Advertising was focused on selected lines of products under the *Sofina* brand.

The August 2000 expansion of the *Sofina Raycious* line with a new liquid foundation, targeting women in their twenties, was the central driver of sales growth. In addition, *est*, a new cosmetics brand that incorporates the dermatological excellence of *Sofina*, was launched in October 2000. This new brand is sold exclusively through beauty counseling at department stores.

Moreover, Kao offered new skin care solutions. *Sofina Very Very Powdery Pore Care* is one of the special care products for younger consumers with oily skin problems such as acne.

In the color makeup category, new products such as *AUBE Rouge Livelish* and *AUBE W Perfect Mascara*, in tandem with well-timed promotional activities, contributed to higher market share in spring 2001.

Fiscal 2001 Issues and Objectives

Kao will continue to strengthen basic care and foundation product lines while developing new products that meet emerging consumer expectations. Another focus will be building the momentum of the *est* brand.

Consumer Products in Asia and Oceania


一匙靈
亮彩
1.2kg

Attack Color, which helps keep colored fabrics bright, has contributed to an increase in market share for the *Attack* brand.

Focal Points

- Further build brand equity and enhance market penetration.
- Improve profitability by maximizing the benefits of regionally based management and emphasizing efficiency.
- Share know-how and best practices on business reforms among the affiliates to speed up innovations.

Operating Environment and Performance

Price competition increased sharply due to heightened competition among global peer companies and the market entry of global retailers. The slowdown in the U.S. economy also impacted the region.

Despite the challenging environment in Asia and Oceania, Kao generated modest sales growth before negative currency translation, while the strong yen resulted in a slight decline in sales in yen terms. Operating income increased as a result of business reforms.

Fiscal 2000 Initiatives and Results

In fiscal 2000, Kao reorganized its management structure into three regions: China including Hong Kong; Taiwan; and ASEAN.

In China, inventory adjustment at distributors initiated in fiscal 1999 was completed. Improvements to *Sifoné* shampoo, *Attack* compact laundry detergent and *Laurier* sanitary napkins contributed to recovery from sluggish fiscal 1999 sales, and the launch of *Kao White* soap generated promising sales. Efforts to strengthen sales in South China (Guangzhou Province) expanded Kao's market share for shampoo, laundry detergent and sanitary napkins. Moreover, building an image for *Lavenus* that stresses its Tokyo origins contributed to its good performance in Hong Kong.

Sales in Taiwan were down primarily due to the poor performance of disposable baby diapers in the severe market environment, partially offset by good performance in facial cleansers, body cleansers and sanitary napkins. Initiatives to revitalize diapers are under way.

In ASEAN countries, sales in Indonesia, which are accounted for using the equity method, continued to climb. Sales in Thailand were flat in yen terms but increased on a local currency basis, and the success of profit management reforms such as the consolidation of SKUs, review of sales activities, and reduction of distribution costs contributed to an increase in operating income.

Sales of *Attack Color* in Thailand have remained strong since its 1999 launch, and introductions in Malaysia, Singapore and Indonesia have built on existing product sales. Despite intense competition, the *Laurier* sanitary napkin line held its market-leading position in Indonesia, Thailand and Malaysia.

Kao Consumer Products (Southeast Asia) Co., Ltd. was established in Thailand to promote unified management in the ASEAN region, strengthen marketing and product development, and optimize in-market production. Initiatives included preparations for standardization of specifications for certain products in fiscal 2001.

Fiscal 2001 Issues and Objectives

Goals include building a foundation for sales growth. Kao will clearly define priorities in sales areas and brands in the Chinese market, and future development will focus on the four categories of detergents, shampoos/ conditioners, skin care and sanitary napkins. Business reform in Thailand during fiscal 1999 helped improve the cost structure in fiscal 2000, and the resulting know-how and practices will be ported to other countries during fiscal 2001. Throughout ASEAN, Kao will counter pressure from global retailers by strengthening category management and key account management.

Solid Performers


Laurier
Laurier

Popular for its absorbency and soft texture, *Laurier* remains the number-one sanitary napkin brand in Indonesia, Thailand and Malaysia.


Bioré

The logo of *Bioré* brand products has been standardized to promote a unified brand image.

Personal Care Products in North America and Europe


biore
biore

Measures to upgrade *Bioré* from a line of facial cleansers to a total facial care brand are under way.



Focal Points

- Build comprehensive coverage of key skin care market in North America.
- Add value to acquisitions through synergy between Andrew Jergens' marketing expertise and Kao's technological capabilities.
- Continue to enhance profitability by optimizing the benefits of reforms at Goldwell.

In North America, subsidiary The Andrew Jergens Company markets skin care brands such as *Jergens*, *Bioré* and *Curél*, and the acquisition of the *ban* brand in fiscal 2000 supports its objective of becoming a comprehensive skin care company. Goldwell GmbH, headquartered in Germany, concentrates on global marketing of hair care products for beauty salons. Guhl Ikebana GmbH markets premium hair care products in Europe.

Operating Environment and Performance

In North America, premium facial cleansers were a key driver in the facial care market. The pore cleansing strip market has contracted sharply from its peak, but remained stable. Polarization between premium and value lotions continued in the hand and body lotion market. The hair color market expanded throughout the world, both in the professional and mass markets.

At Andrew Jergens, sales of pore cleansing strip products, including exports, suffered due partly to measures to normalize inventory at distributors, causing the *Bioré* line to fall short of prior-year levels. Overall, however, sales improved year-on-year due to healthy sales of *Jergens* lotions and *Curél*, as well as the addition from the acquisition and continuing smooth integration of the *ban* brand. A new premium line of moisturizers, *Jergens Firming Lotion*, also drove sales growth. Operating income also rose due mainly to rationalization of marketing spending.

At Goldwell, brisk sales of hair color products supported an increase in total sales. In addition, restructuring efforts initiated in fiscal 1999 enabled substantial improvement in operating income. At Guhl, sales of the *Brilliant* coloring shampoo/conditioner line increased, and the new *Guhl Living Color* hair color line launched during fiscal 2000 also performed well.

Fiscal 2000 Initiatives and Results

Andrew Jergens implemented measures to upgrade *Bioré* from a cleansing brand to a total facial care brand that includes moisturizers. A representative step was the launch of a new product designed to treat problem skin in young people, *Bioré Blemish Bomb Acne Treatment*. This helped restore consumer interest and confidence in *Bioré* as a total facial care brand.

Goldwell moved to increase marketing efficiency through the global rollout of marketing initiatives to its subsidiaries. Improvements of existing products were carried out and new color variations were added to the *Topchic* line.

Fiscal 2001 Issues and Objectives

Kao is applying its skin care technology to build the *Bioré*, *Jergens*, *Curél* and *ban* brands in the North American market. In January 2001, the new daytime treatment *Bioré Blemish Double Agent* was launched. Kao also intends to use its technologies in tandem with Andrew Jergens' marketing to build the *ban* brand in the U.S. antiperspirant/deodorant market. Goldwell will combine its capabilities with Kao's technological expertise in order to play a larger role in the expanding hair color market.

Solid Performers



Goldwell's hair care products for beauty salons



Guhl's premium hair care products


ban

The *ban* brand antiperspirant/deodorant products

Chemical Products



Production facilities for aroma chemicals at Kao Corporation S.A., in Spain

Copier and printe[illegible] and related prod[illegible]

Fats and oils extracted from palm kernels are used to produce fatty alcohols.

Fatty alcohols manufacturing plant at Fatty Chemical (Malaysia) Sdn. Bhd.

Shoe soles incorporate polyurethane that utilizes Kao's technology.

Focal Points

- Maintain strength in core businesses and increase specialization.
- Benefit from global production network and development capabilities to meet market requirements.
- Selectively concentrate on high-margin products and businesses where Kao is positioned to develop and excel.

Operating Environment and Performance

Although the rise in crude oil prices increased the cost of petrochemicals, prices for raw materials used in the production of fatty chemicals and edible oils remained favorable. The Japanese market has been weaker since summer 2000, and the slowdown in the U.S. economy has impacted Asian economies.

Fiscal 2000 Initiatives and Results

While Kao's sales in Japan decreased marginally year-on-year, earnings grew as a result of efforts to concentrate management resources on key businesses and the stabilization of low raw materials prices. Overseas sales grew strongly on a local currency basis, but were lower in yen terms due to the negative currency translation. The fatty chemicals and edible oils business, based mainly at Fatty Chemical (Malaysia) Sdn. Bhd., and strong sales of specialty chemical products, such as copier and printer toner and related products as well as aroma chemicals, drove record high earnings.

Fatty alcohols, glycerin and tertiary amines performed well worldwide. The edible oils business reached an optimal size in Japan. Sales of a newly developed conditioning and coagulating agent for tofu (bean curd) expanded, and diacylglycerol oil was supplied to food companies that manufacture co-branded products using *Healthy Econa Cooking Oil.*

Kao's copier and printer toner and related products meet requirements for performance at higher speeds and lower fusing temperatures, and sales have climbed steadily, generating solid profits. Kao has already strengthened the global management of its toner business through its flexible worldwide production network of facilities in Japan, the United States and Europe. Moreover, the Company has worked to enhance Asian operations by establishing in-market production and sales for such products as plastic additives and ethylene bis-stearamide (EBS) wax.

Sales of the synthetic fragrance lacton remained favorable. In the toiletry segment, ether sulfate, a raw material for shampoo, contributed negatively due to excess production capacity in the market.

Sales of de-inking agents in the pulp and paper segment were favorable, but sales of the *Mighty* line of concrete additives dropped due to reduced investment in public works projects in Japan, Thailand and the Shanghai metropolitan area in China.

Kao has made progress in consolidating management of operations in Europe with the establishment of Kao Chemicals Europe, S.L. in Spain. Specific outcomes have included joint purchasing and shipping, and partial integration of product lines.

Fiscal 2001 Issues and Objectives

Kao will promote its business activities from a standpoint of selectivity and focus in three core business fields: fatty chemicals, surfactants and specialty chemicals. Kao will further strengthen its global production network with the completion of production facilities for toner binder in Spain in 2001. Other investments include increased production capacity of synthetic fragrances in Spain, expanded production facilities for fatty alcohols at Fatty Chemical (Malaysia) Sdn. Bhd., and ester production facilities for toiletries at Kao Chemical Corporation Shanghai.

Solid Performers



Kao's copier and printer toner and related products are highly evaluated for their superior quality.



Aroma chemicals are sold to leading companies in addition to being used in Kao products.

Environmental Activities

The "3 Rs" Approach:



Reduce

Improved product performance allows greater concentration and smaller amounts required for a single load, while more compact packaging reduces waste.



Reuse

Kao offers easy-to-use refill pouches in a variety of formats, such as hook-type (left) and press-line-processed type (right).



Recycle

Cartons and measuring spoons for *Attack* laundry detergent are made from 100% recycled materials.

Emissions and planned reductions of substances subject to PRTR



Dichloromethane
Chloromethane
Hexane
Propyl alcohol
Toluene
Ethyl acetate
Emissions (tons)
250
200
150
100
50
0
96
97
98
99
2000

Environmental Philosophy and Policies

The development of products that will minimize impact on our air, earth and water is an integral part of Kao's basic philosophy as a manufacturer, and environmental protection is one of our most important tasks. The Company's efforts are based on the "3 Rs" approach: reduce, reuse, and recycle. Current activities center on the "reduce" approach.

Production Process

By the end of April 2001, all of Kao's domestic plants had obtained ISO 14001 certification, an international standard for environmental management systems. This management system will help Kao improve all environment-related performance. Overseas, in addition to Kao (Taiwan) Corporation, which is already ISO 14001-compliant, Kao Chemicals GmbH in Germany is expected to acquire certification during fiscal 2001.

Moreover, company-wide environmental protection projects based on the principles of the "3 Rs" approach, such as resource and energy savings and industrial waste reduction, were incorporated into TCR activities. Aimed at reducing the burden on the environment without diminishing the basic functions and quality of Kao products or their containers, these TCR activities integrate environmental and corporate management.

Reductions of CO_2 emissions and energy consumption are shown below. Although the absolute amount has not substantially changed, factoring in the increase in value-added production output shows a steady decrease in the unit energy consumption index. Kao has already achieved the target values set by the Japan Federation of Economic Organizations.

Trends in energy consumption



Energy consumption
Unit index
Energy consumption (crude oil equivalent) (thousand kl)
Unit value-added production output index
500
400
300
200
100
0
100
80
60
40
20
0
(100)
(84)
(75)
90 91 92 93 94 95 96 97 98 99 2010

*Unit value-added production output = energy consumption/ value-added production output

Trends in CO_2 emissions



CO2 emissions
CO2 unit index
Emissions (carbon equivalent) (thousand tons)
Unit value-added production output index
500
400
300
200
100
0
100
80
60
40
20
0
(100)
(84)
(72)
90 91 92 93 94 95 96 97 98 99 2010

Pollutant Release and Transfer Register (PRTR)

During fiscal 1999 in Japan, Kao handled 58 of the 284 chemical substances listed by the Japan Chemical Industry Association (JCIA) as subject to PRTR reporting, and has reduced total annual emissions to less than one ton at each site. Reporting under the Chemical Substance Management Promotion Law in Japan will be required starting with fiscal 2001 data. Kao currently handles 51 of the substances on this list, which is different in part from that of the JCIA.

Product Safety

At Kao, ensuring product safety begins from the grand design stage. Selection of raw materials and product formula are based on four Company criteria: product safety standards; a list of restricted materials; safety standards for preservatives; and safety standards for fragrances. When developing new products, they are divided into those that rinse off for disposal, such as detergent, and those that do not, such as facial cream. Products are then evaluated by category for their impact on health and the environment. A safety commission makes a final pre-launch review, and Kao carries out post-marketing surveillance.

Original information on safety accumulated by Kao is archived in a database and managed systematically. The Company uses it for Material Safety Data Sheets (MSDS), which are prepared in compliance with Japanese Industrial Standards (JIS) and other relevant laws. Kao has published approximately 6,000 MSDS, which are provided to customers and kept in a database for use in employee training. English-language MSDS are also prepared in compliance with the regulations of the United States and the European Union.

Packaging and Contents

The consumer switching rate to refills (the percentage who purchase refill pouches or replacement bottles) for most Kao products in Japan exceeds 60 percent, contributing to a reduction in the amount of packaging waste. Kao's contribution to reducing waste and saving resources through promotion of refill products was recognized in an award from the Minister of International Trade and Industry (current Minister of Economy, Trade and Industry) in October 2000.

New Kao technologies include the world's first Paper-bottle Molding System, which uses waste paper to produce sealable bottles in various shapes that are as strong as plastic bottles.

A noteworthy content-related development is a new manufacturing process for ether that converts more than 99 percent of raw materials into ether, and the only waste product discharged is water.

Environmental Accounting

To conduct effective environmental management, Kao internally compiles data on investments and expenses related to environmental protection as well as their environmental preservation and economic effects. Since fiscal 1999, the Company has disclosed parent-company results in accordance with Japanese Environment Agency (current Ministry of the Environment) guidelines. Environmental preservation costs during fiscal 1999 included capital expenditures of ¥1,452 million, consisting primarily of water pollution prevention and new packaging development. Related expenses totaled ¥7,937 million, which included depreciation of ¥2,202 million. The economic effect was calculated only in terms of direct cost reductions and amounted to ¥1,692 million.

International Activities

Kao Specialties Americas LLC and High Point Textile Auxiliaries LLC have been recognized as the 23rd "Carolina Star Site" in the State of North Carolina in the United States. This designation is granted by the Occupational Safety and Health Division of the North Carolina Department of Labor (OSHNC) to companies with comprehensive and successful safety and health programs, established and implemented through a cooperative relationship among management, labor and the OSHNC. In addition, Quimi-Kao, S.A. de C.V. in Mexico was awarded Clean Industry certification by the Mexican government, which allows the company to use the Clean Industry logo in corporate identity materials.

Kao's Basic Position Regarding the Environment

Kao took its long-standing commitment to manufacturing products in an environmentally responsible manner one step further with the introduction of Responsible Care activities in 1995. Since then, the Company has built a comprehensive management system encompassing environmental protection, occupational health and safety, disaster prevention and raw materials and product safety. The basic philosophy underlying these activities is a commitment to the environment, safety and health throughout the whole life cycle of products, from product development, manufacturing and distribution to final consumption and disposal.

Paper-bottle Molding System



(Interior)
(Exterior)
Cross section
Recycled coated cardboard
Deinked recycled paper after coloration
Inner coated layer
Outer coated layer
Pulp layer (Inner and outer layers)
Note: Recycled coated cardboard is made from used paper boxes of consumer products.

Substance flow through business activities (in 1999)



Product development
Raw materials
759 thousand tons
Energy
•Service water
13,200 thousand tons
•Electric Power
64 thousand KL*1
•Fuel
179 thousand KL*2
Packaging materials
132 thousand tons
Production
Waste
90 thousand tons
(amount generated)
Recycling rate 85%
Atmospheric discharge
CO2
167 thousand tons*3
SOx 98 tons
NOx 706 tons
Waste water
11,510 thousand tons
COD 88 tons
Logistics
Total transportation distance
89 million km
Atmospheric discharge
CO2
43 thousand tons
SOx 13 tons
NOx 296 tons
Consumption Disposition
Amount of discharge*4
Plastics
47 thousand tons
Paper
23 thousand tons
Metals
4 thousand tons
Glass
48 tons

*1) Equivalent to the amount of crude oil
*2) Equivalent to crude oil
*3) Equivalent to carbons
*4) The amount of each packaging material generated by households

Board of Directors and Corporate Auditors



President
and Representative Director
Takuya Goto



Senior Managing Director
and Representative Director
Toshio Hoshino



Managing Director
and Representative Director
Takahiko Kagawa

President
Takuya Goto*

Senior Managing Director
Toshio Hoshino*

Managing Directors
Takahiko Kagawa*
Masanori Sakata
Kunihiko Hachiya
Yasuo Idemitsu

Directors
Toshio Hirasaka
Moriyasu Murata
Akio Tsuruoka
Shigeo Yamada
Shozo Tanaka
Masatoshi Kitahara
Tadao Matsumoto
Kuniaki Watanabe
Nobuatsu Higuchi
Naotake Takaishi
Iwao Inoue
Tetsuya Imamura

Corporate Auditors
Kikuhiko Okamoto
Katsuhiko Hiraoka
Takashi Tajima
Hidejiro Matsuda

(As of June 28, 2001)
*Representative Director

Management's Discussion and Analysis

Six-Year Summary

Kao Corporation and Consolidated Subsidiaries — Years ended March 31

	Millions of yen					
	2001	2000	1999	1998	1997	1996
For the year:						
Net sales	**¥821,629**	¥846,922	¥924,596	¥907,249	¥901,402	¥835,597
Consumer Products	**607,826**	632,423	656,197	696,800	705,332	675,883
Cosmetics *Sofina*	**72,579**	70,890	74,450	—	—	—
Chemical Products	**167,893**	172,401	193,949	210,449	196,070	159,714
Subtotal	**848,298**	875,714	924,596	907,249	901,402	835,597
Eliminations	**(26,669)**	(28,792)	—	—	—	—
Japan	**655,470**	673,456	672,123	674,640	696,022	673,051
Asia and Oceania	**84,137**	86,176	104,694	101,726	83,588	69,589
North America and Europe	**105,287**	111,043	178,933	162,092	148,171	118,004
Subtotal	**844,894**	870,675	955,750	938,458	927,781	860,644
Eliminations	**(23,265)**	(23,753)	(31,154)	(31,209)	(26,379)	(25,047)
Operating income	**107,099**	99,182	91,664	72,868	72,101	66,509
Net income	**59,427**	52,147	34,714	24,495	27,594	24,531
Capital expenditures	**60,741**	37,564	69,016	59,012	65,283	79,254
Depreciation and amortization	**58,856**	67,270	71,202	81,405	73,592	70,623
Cash flows	**104,702**	108,158	96,310	97,046	93,073	87,950
Research and development expenditures	**37,049**	38,062	36,062	37,843	37,929	37,544
(% of Sales)	**4.5%**	4.5%	3.9%	4.2%	4.2%	4.5%
Advertising expenditures	**65,758**	64,354	71,752	65,404	61,012	58,592
(% of Sales)	**8.0%**	7.6%	7.8%	7.2%	6.8%	7.0%
At year-end:						
Total assets	**783,760**	750,016	751,725	778,762	807,124	756,849
Total shareholders' equity	**462,988**	474,979	451,777	424,430	379,552	359,812
	Yen					
Per share:						
Net income	**¥ 96.69**	¥ 83.45	¥ 55.98	¥ 40.10	¥ 45.92	¥ 40.85
Cash dividends	**24.00**	20.00	16.00	15.00	14.00	12.50
Total shareholders' equity	**760.05**	765.59	727.01	684.90	631.54	598.71
Weighted average number of shares outstanding during the period (in thousands)	**614,608**	624,917	620,171	610,857	600,978	600,454
Key financial ratios:						
Return on sales (%)	**7.2**	6.2	3.8	2.7	3.1	2.9
Return on equity (%)	**12.7**	11.3	7.9	6.1	7.5	7.0
Equity ratio (%)	**59.1**	63.3	60.1	54.5	47.0	47.5

Notes:
1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000, as defined in the notes to consolidated financial statements (Note 12). Consequently, net sales of Chemical Products include intersegment sales to Consumer Products and Cosmetics *Sofina*.
2. Cosmetics *Sofina* results for 1998 and prior years are consolidated under Consumer Products.
3. Net sales by geographic segment include intersegment sales.
4. Due to the change in the presentation requirements in Japan, certain reclassifications have been made to operating income for 1998 and prior years to conform to the presentation of the current year's results.
5. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.
6. Net income per share is computed based on the weighted average number of shares outstanding during the respective years.
7. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

Net Sales/
Gross Profit Ratio
(Billions of yen, %)


901.4
907.2
924.5
846.9
821.6
50.5
50.0
52.8
55.0
55.8
1997 1998 1999 2000 2001

Operating Income/
Operating Income Ratio
(Billions of yen, %)


72.1
72.8
91.6
99.1
107.0
8.0
8.0
9.9
11.7
13.0
1997 1998 1999 2000 2001

Net Income/
Return on Sales
(Billions of yen, %)


27.5
24.4
34.7
52.1
59.4
3.1
2.7
3.8
6.2
7.2
1997 1998 1999 2000 2001

Analysis of Income Statements

For the fiscal year ended March 31, 2001, consolidated net sales decreased 3.0 percent to ¥821.6 billion (US$6,631.4 million). A negative currency translation effect of ¥18.2 billion on overseas sales due to the strong yen affected net sales. In addition, due to a difference in accounting for sales at a newly consolidated domestic consumer products sales company, net sales decreased by ¥11.9 billion. Most of this amount consists of post-sales rebates paid to retailers, which were recorded as part of the parent company's sales commission expenses. Excluding these two factors, consolidated net sales would have risen 0.6 percent year-on-year. A decline in consumer products sales in Japan also negatively contributed to decreased sales.

Cost of sales amounted to ¥363.1 billion (US$2,930.8 million). The cost of sales ratio decreased 0.8 percentage points to 44.2 percent. Major factors behind this improvement included TCR activities and lower prices for raw materials. The decrease in cost of sales helped mitigate the impact of lower sales on gross profit, which decreased 1.6 percent to ¥458.5 billion (US$3,700.6 million).

Selling, general and administrative expenses (SG&A) decreased ¥15.1 billion, or 4.1 percent to ¥351.4 billion (US$2,836.2 million). Because of the new consolidation of the sales company, ¥86.2 billion in sales commissions paid to this company by the parent company were eliminated in consolidation. At the same time, the sales company's expenses, which were previously not recorded, increased SG&A expenses by ¥72.5 billion, and mainly consisted of personnel expenses such as salary and bonuses, freight-out expenses, and sales promotion costs. The result was a net decrease of ¥13.7 billion in SG&A expenses. However, as mentioned earlier, net sales also decreased by ¥11.9 billion due mainly to the effect of post-sales rebates. In other expenses, pension expenses increased, while depreciation expenses decreased.

Operating income therefore increased 8.0 percent to ¥107.0 billion (US$864.4 million). Operating income from operations in Japan increased 2.9 percent to ¥94.3 billion (US$761.3 million), while operating income from overseas operations increased 72.5 percent to ¥12.7 billion (US$102.6 million). Strong gains in profitability overseas were particularly pronounced in the personal care products business in North America and Europe and in the chemical products business worldwide. The Company benefited measurably from the improved operating efficiency, competitiveness and profitability engendered by business reform at overseas subsidiaries. The ratio of operating income to net sales rose to 13.0 percent from 11.7 percent for the previous fiscal year, as a result of the effectiveness of management initiatives to improve profitability.

Other expenses decreased 12.9 percent year-on-year to ¥5.2 billion (US$42.2 million). The Company booked a foreign exchange gain for the fiscal year under review, compared to a loss in the previous fiscal year, and decreased restructuring charges compensated for an extraordinary loss related to retirement benefits in Japan.

Consequently, income before income taxes and minority interests increased 9.3 percent to ¥101.8 billion (US$822.2 million), and net income increased 14.0 percent to ¥59.4 billion (US$479.6 million). Net income per share rose to ¥96.69 (US$0.78) from ¥83.45 for the previous fiscal year, and Kao increased cash dividends per share by ¥4.00 to ¥24.00 (US$0.19).

Costs, Expenses and Income as Percentages of Net Sales

	2001		2000		1999
Cost of sales	**44.2%**		45.0%		47.2%
Gross profit	**55.8**	**(0.8)**	55.0	(2.2)	52.8
Selling, general and administrative expenses	**42.8**	**(-0.5)**	43.3	(0.4)	42.9
Operating income	**13.0**	**(1.3)**	11.7	(1.8)	9.9
Income before income taxes and minority interests	**12.4**	**(1.4)**	11.0	(4.5)	6.5
Net income	**7.2**	**(1.0)**	6.2	(2.4)	3.8

Note: Figures in parentheses represent change in percentage points from the previous year.

Information by Business Segment

In accordance with a change in the Company's policy of segmentation mentioned in the notes to consolidated financial statements (Note 12), the segment information by business for the previous fiscal year has been restated. The following commentary is based on this change.

Consumer Products

Consumer products sales decreased 3.9 percent to ¥607.8 billion (US$4,905.8 million). In Japan, domestic sales decreased 3.5 percent year-on-year in nominal terms, while they decreased 1.2 percent from the previous fiscal year in real terms, excluding the effect of the consolidation of the consumer products sales company. Overseas, net sales on a local currency basis grew 3.5 percent over the previous fiscal year, although the effect of the strong yen led to a decrease in overall net sales. In terms of operating income, domestic and overseas operations achieved a total earnings growth of ¥4.0 billion, amounting to ¥86.1 billion (US$695.0 million), an increase of 4.9 percent.

Japan

In the consumer products market in Japan, prices continued to move downward, particularly in the second half of the term, and demand in real terms slumped below the level of the previous fiscal year. In this operating environment, sales of consumer products, excluding the effect from the consolidation of the sales company, declined 1.2 percent.

In terms of operating income, a decrease in selling prices and an increase in marketing expenses contributed negatively. A significant increase in pension expenses also dampened profitability. Nevertheless, favorable natural oil raw material prices and the Company's cost reduction measures and raised operating efficiency, in addition to the decrease in depreciation expenses, led to growth in operating income.

In personal care products in Japan, Kao activated the facial and body cleanser markets with products with a mildly acidic formulation. New products such as *Bioré Facial Foam Moisture Cream-in* and *Bioré Body Care Foam Moisture Cream-in* performed well. In hair care products, the Company improved and marketed *Essential Damage Care* shampoo/conditioner, which generated solid consumer response. Despite this, an overall drop in market prices caused sales to drop below the level of the previous fiscal year. At the same time, we expanded our share of the hair color market by the addition of *Blauné Aroma Hair Color* launched during the previous fiscal year, and sales increased as a result.

The laundry and cleaning products category in Japan faced intense competition. In this environment, such new products as *Humming 1/3 Anti-bacterial Plus* fabric softener; *Quickle Wet-type Floor Care Sheets* household cleaning sheets and *Family Pure Mild* dishwashing detergent were brought to market during the term. Although steady sales growth was posted for *New Beads*, a contraction of the gift market adversely affected sales and contributed to the year-on-year sales decline in laundry detergent. At the same time, exports of household cleaning mop kits and sheets, which are marketed in North America and Europe by S.C. Johnson & Son, Inc., decreased significantly due to the transfer to license-based production overseas.

The hygiene and other products category had mixed results. The overall sanitary napkin market shrank due to a decline in the relevant consumer population in Japan, upgrading of product performance that led to fewer units being used, and falling prices. As a result, sales declined from the previous fiscal year. Sales of the Company's disposable baby diapers, *Merries* tape-type and pants-type, declined despite improvements made in product performance, as stiffening price competition and a sharp fall in prices made the environment extremely difficult. On the other hand, there was a slight increase in sales of adult incontinence products, which were spurred by the launch of *Relief Odor-Free Guard*, which uses an original technology to eliminate odors.

Net Sales by Business Segment: Consumer Products/Cosmetics *Sofina*
(Billions of yen)


705.3
696.8
730.6
703.3
680.4
607.8
1997 1998 1999 2000 2001
Cosmetics Sofina

Operating Income by Business Segment: Consumer Products/ Cosmetics *Sofina*
(Billions of yen)


68.4
77.5
85.7
84.2
88.9
2.1
2.8
86.1
1997 1998 1999 2000 2001
Cosmetics Sofina

Net Sales by Business Segment: Chemical Products
(Billions of yen)


196.0
210.4
193.9
172.4
167.8
1997 1998 1999 2000 2001

Operating Income by Business Segment: Chemical Products
(Billions of yen)


3.6
-4.6
5.8
14.7
17.7
1997 1998 1999 2000 2001

In addition, *Healthy Econa Cooking Oil – For Prevention of Fat Deposits*, a unique product that helps prevent fat from accumulating in the body, continued to win widespread support from consumers and contribute greatly to sales. With an eye toward expanding the market for healthy cooking oils, Kao brought out the second product in the *Healthy Econa* series, *Healthy Econa Cooking Oil – For Lower Cholesterol*, which helps lower the level of cholesterol in the blood and inhibits the accumulation of fat in the body. The Company also launched the *Healthy Econa Dressing* series.

Asia and Oceania

Influenced by the economic slowdown in the U.S., the outlook for the Asian economy has become unclear. In the consumer products market, while growth in demand was virtually stagnant, intense competition among global peer companies continued. In addition, new entries into the market by global retailers led to fierce price competition.

In the consumer products business in Asia and Oceania, inventory adjustment at distributors was completed in China. While sales before the currency translation effect achieved modest growth, sales in yen terms declined slightly.

The Company focused on core brands to strengthen brand power, and consequently, operating income for the region increased year-on-year in yen terms.

With an eye on trends in the ASEAN Free Trading Area (AFTA), we have established a subsidiary in Thailand as a regional headquarters that will enable us to integrate and upgrade product development and marketing, and utilize optimal production locations in the ASEAN region.

North America and Europe

In North America, sales of The Andrew Jergens Company grew slightly. Favorable performance by *Curél* premium skin care and new products in the *Jergens* lotions lineup contributed as growth drivers, which were offset by a continuing decrease in sales of pore cleansing strip products. To build a stronger base in the skin care products business, we acquired the *ban** antiperspirant/deodorant brand in the United States. Andrew Jergens achieved healthy growth in operating income as a result of a strong performance by premium-priced products and more effective control of fixed expenses.

In Europe, Goldwell GmbH, which markets hair care products for beauty salons internationally, and Guhl Ikebana GmbH, which markets premium hair care products, both posted healthy sales growth. The effect of restructuring at Goldwell bolstered steady growth in operating income.

Cosmetics *Sofina*

Sales of *Sofina* cosmetics were ¥72.5 billion (US$585.8 million), an increase of 2.4 percent. The prestige cosmetics market is recovering slowly from a major contraction, remaining flat throughout the year.

In these general market conditions, we brought out *est*, a new brand for exclusive marketing through department store channels in the basic skin care category. This product embodies unique superior technology based on dermatological research promoted by *Sofina*. New items were also added to the *Sofina Raycious* foundation series. Along with *Sofina Finefit*, this new introduction bolstered foundation sales, which increased over the level of the previous term. Although sales in the first half of the term decreased year-on-year due to our effort to streamline inventories at retailers, we achieved significant growth in the second half of the fiscal year under review.

Operating income improved to ¥2.8 billion (US$22.8 million) despite the expenses related to the retail destocking measures and an increase in pension expenses.

*Japan is not included in the agreement for the acquisition of the *ban* brand.

Chemical Products

Chemical products sales, including intersegment sales, decreased 2.6 percent to ¥167.8 billion (US$1,355.1 million). Operating income rose ¥2.9 billion, or 20.2 percent, to ¥17.7 billion (US$143.0 million). Although negative currency translations impacted both sales and operating income for overseas operations, on a local currency basis, sales grew 9.1 percent, and operating income rose 59.6 percent as well. Key growth drivers included fatty chemicals in Asia and such specialty chemicals as copier and printer toner and related products, and aroma chemicals in the United States, Europe and Japan.

Japan

The effects of sluggish economic conditions in Japan since last summer, and a drop in exports due to a slowdown of the Asian economies, led to a drop in the parent company's sales.

Operating income grew, benefiting from continuous favorable prices of raw materials for fatty chemicals and streamlined production, in spite of price increases in certain raw materials due to higher petroleum costs.

Asia

In Taiwan, sales decreased due to the transfer of part of production abroad. However, healthy growth in sales was recorded in the other Asian countries, particularly in Malaysia and the Philippines, where sales of fatty alcohols were brisk.

Led by the strong performance in fatty alcohols in Malaysia and the Philippines, and boosted by lower costs of raw materials, operating income increased significantly.

North America and Europe

Robust sales growth continued on the back of strong performances in copier and printer toner and related products in the United States, fatty amines in Germany, and aroma chemicals and copier and printer toner and related products in Spain.

Healthy growth in Germany and Spain was a primary factor in a surge in operating income.

Net Sales by Geographic Segment: Japan
(Billions of yen)


696.0
674.6
672.1
673.4
655.4
1997
1998
1999
2000
2001

Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)


83.5
101.7
104.6
86.1
84.1
1997
1998
1999
2000
2001

Net Sales by Geographic Segment: North America and Europe
(Billions of yen)


148.1
162.0
178.9
111.0
105.2
1997
1998
1999
2000
2001

Information by Geographic Segment

Japan

Total sales in Japan, including intersegment sales, decreased 2.7 percent to ¥655.4 billion (US$5,290.3 million). Excluding the effect of the consolidation of the sales company, total sales decreased 0.9 percent. Operating income increased ¥2.6 billion, or 2.9 percent, to ¥94.3 billion (US$761.3 million). Ongoing cost reductions, lower raw material prices and decreased depreciation expenses compensated for lower consumer products sales and increased pension-related expenses.

Asia and Oceania

Total sales elsewhere in Asia and Oceania, including intersegment sales, decreased 2.4 percent to ¥84.1 billion (US$679.1 million). Excluding currency translation effect, sales rose 3.8 percent. Operating income increased ¥2.8 billion, or 74.0 percent, to ¥6.8 billion (US$54.9 million). Measures to concentrate resources on core brands in the consumer products business and the healthy growth in fatty chemicals sales contributed significantly to increased operating income.

Cash Flows/
Capital Expenditures
(Billions of yen)


108.1
104.7
97.0
96.3
93.0
69.0
65.2
59.0
60.7
37.5
1997 1998 1999 2000 2001

■ Cash Flows
■ Capital Expenditures

Total Assets/Total
Shareholders' Equity
(Billions of yen)


807.1
778.7
751.7
750.0
783.7
474.9
462.9
451.7
424.4
379.5
1997 1998 1999 2000 2001

■ Total Assets
■ Total Shareholders' Equity

Return on Equity
(%)


12.7
11.3
7.5
7.9
6.1
1997 1998 1999 2000 2001

North America and Europe

Total sales in North America and Europe, including intersegment sales, decreased 5.2 percent to ¥105.2 billion (US$849.8 million). Excluding currency translation effect, sales rose 7.4 percent. Operating income increased ¥2.4 billion, or 70.7 percent, to ¥5.9 billion (US$47.7 million), driven by the steady performance of premium skin care products at Andrew Jergens and the benefits of restructuring at Goldwell. Moreover, the chemical products business in Spain and Germany performed well.

Financial Position

Net cash provided by operating activities decreased to ¥122.9 billion (US$992.3 million) from ¥157.6 billion for the previous fiscal year. Negative factors included higher tax payments, decreased depreciation expenses, and an increase in working capital. These were partially offset by increased income before income taxes and minority interests.

Net cash used in investing activities increased to ¥67.3 billion (US$543.8 million) from ¥41.4 billion for the previous fiscal year, primarily because of the acquisition of the *ban* antiperspirant/deodorant brand from Chattem, Inc. and increased purchases of short-term securities as part of investment of excess cash. Principal capital spending in plant and equipment included production facilities for laundry detergent and new products such as cooking oil, and a plant relocation in Japan.

Net cash used in financing activities decreased to ¥52.1 billion (US$420.7 million) from ¥61.5 billion for the previous fiscal year. Kao redeemed corporate bonds, resulting in a reduction in short-term and long-term debt including current portion of ¥8.6 billion (US$69.9 million). In addition, aiming to enhance shareholders' returns, the Company executed a share redemption totaling 10 million shares valued at ¥28.6 billion. Payments of cash dividends increased from ¥11.4 billion in the previous fiscal year to ¥13.7 billion (US$111.3 million).

As a result, cash and cash equivalents at the end of the year increased ¥5.4 billion year-on-year to ¥153.4 billion (US$1,238.4 million).

Total assets increased 4.5 percent from a year earlier to ¥783.7 billion (US$6,325.7 million).

Shareholders' equity decreased 2.5 percent from a year earlier to ¥462.9 billion (US$3,736.8 million). While retained earnings and additional paid-in capital increased, the Company reclassified negative foreign currency translation adjustments totaling ¥35.6 billion from assets to shareholders' equity in the fiscal year under review. Return on average total shareholders' equity improved to 12.7 percent from 11.3 percent for the previous fiscal year, and the shareholders' equity ratio, defined as the ratio of shareholders' equity to total assets, stood at 59.1 percent, compared to 63.3 percent a year earlier.

EVA

Kao aims to achieve continuous improvement in EVA on a long-term basis that will lead to increasing corporate value. During the fiscal year under review, Kao focused on increasing net operating profit after taxes (NOPAT) while endeavoring to make more effective utilization of assets and hold down increases in capital charges. Measures undertaken resulted in the second consecutive improvement in EVA since its implementation.

Improve: Kao strives to improve operating profit without using additional capital. During the fiscal year under review, TCR activities continued to contribute significantly to improved profitability. Key activities included changes in product formulas and the rationalization of purchasing.

Invest: Major capital expenditures in Japan included production facilities for laundry detergents and cooking oil. In the overseas chemical products business, Kao also invested in selected sectors such as fatty alcohols, copier and printer toner and related products, and aroma chemicals. These investments are expected to contribute to future improvement of EVA.

Harvest: Kao has been working to reduce capital to improve EVA. During the fiscal year under review, Kao carried out relocation and consolidation of production facilities for laundry and cleaning products in Japan.

Financial: In this financial initiative to reduce capital charges, Kao executed a share redemption amounting to ¥28.6 billion during the fiscal year under review.

At the corporate level, Kao uses EVA as a main management measure for making strategic investment decisions and evaluating company performance. Strategic decisions during the fiscal year under review included the acquisition of antiperspirant/deodorant brand *ban*. At the tactical level, EVA is used in making daily operating decisions.

The implementation of an EVA-based management system has been successful in Japan and at a U.S. subsidiary, Andrew Jergens. The next step is a rollout to several overseas subsidiaries, which is under way.

Net Sales/ Inventory Turnover
(Billions of yen, days)


901.4
907.2
924.5
846.9
821.6
78
78
69
65
70
1997
1998
1999
2000
2001

Forward-Looking Statements

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	**2001**	2000	**2001**
Current assets:			
Cash and time deposits	**¥ 16,600**	¥ 21,004	**$ 133,979**
Short-term investments (Notes 3 and 5)	**156,650**	139,194	**1,264,326**
Notes and accounts receivable:			
Trade (Note 6)	**100,731**	57,745	**813,002**
Nonconsolidated subsidiaries and affiliates	**2,794**	31,250	**22,551**
Inventories			
Finished goods	**46,959**	44,024	**379,007**
Work in process and raw materials	**22,944**	23,790	**185,182**
Deferred income taxes (Note 7)	**9,796**	6,980	**79,064**
Other current assets	**11,660**	9,009	**94,108**
Allowance for doubtful receivables	**(1,923)**	(1,676)	**(15,521)**
Total current assets	**366,211**	331,320	**2,955,698**
Property, plant and equipment, at cost (Note 6):			
Land	**76,509**	61,096	**617,506**
Buildings and structures	**272,193**	252,167	**2,196,877**
Machinery, equipment and other	**641,530**	633,514	**5,177,805**
Construction in progress	**12,493**	7,243	**100,831**
	1,002,725	954,020	**8,093,019**
Accumulated depreciation	**(704,767)**	(671,067)	**(5,688,192)**
	297,958	282,953	**2,404,827**
Intangible assets:			
Goodwill	**25,230**	25,096	**203,632**
Trademarks	**25,564**	13,093	**206,328**
Excess of investment cost over net equity of consolidated subsidiaries acquired, net	**—**	1,054	**—**
Other intangible assets	**6,576**	7,367	**53,075**
	57,370	46,610	**463,035**
Investments and other assets:			
Investment securities (Note 5)	**30,143**	9,226	**243,285**
Investments in and advances to nonconsolidated subsidiaries and affiliates	**7,069**	15,341	**57,054**
Deferred income taxes (Note 7)	**13,396**	10,920	**108,119**
Other assets	**11,613**	8,917	**93,729**
	62,221	44,404	**502,187**
Foreign currency translation adjustments	**—**	44,729	**—**
	¥ 783,760	¥750,016	**$6,325,747**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 2) 2001
Current liabilities:			
Short-term debt (Note 6)	**¥ 13,792**	¥ 8,914	**$ 111,316**
Current portion of long-term debt (Note 6)	**12,480**	10,196	**100,726**
Notes and accounts payable:			
Trade	**68,266**	71,886	**550,977**
Nonconsolidated subsidiaries and affiliates	**2,466**	2,446	**19,903**
Other	**27,895**	16,983	**225,141**
Accrued income taxes	**28,106**	26,146	**226,844**
Accrued expenses	**62,290**	53,742	**502,744**
Other current liabilities (Note 6)	**15,299**	16,070	**123,479**
Total current liabilities	**230,594**	206,383	**1,861,130**
Long-term liabilities:			
Long-term debt (Note 6)	**43,142**	58,960	**348,200**
Liability for employee retirement benefits (Note 9)	**14,596**	2,327	**117,805**
Liability for director and corporate auditor retirement benefits (Note 9)	**367**	973	**2,962**
Other (Note 6)	**11,351**	744	**91,614**
	69,456	63,004	**560,581**
Minority interests	**20,722**	5,650	**167,248**
Contingent liabilities (Note 10)			
Shareholders' equity (Notes 6, 11 and 16):			
Common stock:			
Authorized — 980,000,000 shares in 2001 and 990,000,000 shares in 2000			
Issued — 610,826,451 shares in 2001 and 620,433,369 shares in 2000, with par value of ¥50 per share	**85,409**	85,147	**689,338**
Additional paid-in capital	**108,873**	108,612	**878,717**
Retained earnings	**298,687**	281,282	**2,410,710**
Unrealized gain on available-for-sale securities	**6,050**	—	**48,830**
Foreign currency translation adjustments	**(35,626)**	—	**(287,538)**
	463,393	475,041	**3,740,057**
Treasury stock, at cost (1,674,317 shares in 2001 and 20,947 shares in 2000)	**(405)**	(62)	**(3,269)**
	462,988	474,979	**3,736,788**
	¥783,760	¥750,016	**$6,325,747**

Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	**2001**
Net sales (Note 12)	**¥821,629**	¥846,922	**$6,631,388**
Cost of sales	**363,122**	381,191	**2,930,767**
Gross profit	**458,507**	465,731	**3,700,621**
Selling, general and administrative expenses (Note 13)	**351,408**	366,549	**2,836,222**
Operating income (Note 12)	**107,099**	99,182	**864,399**
Other (income) expenses (Note 14):			
Interest and dividend income	**(2,098)**	(1,801)	**(16,933)**
Interest expense	**2,195**	2,852	**17,716**
Foreign currency exchange (gain) loss	**(1,331)**	3,096	**(10,742)**
Equity in earnings of nonconsolidated subsidiaries and affiliates	**(1,102)**	(1,836)	**(8,894)**
Supplemental expense for retirement benefit	**5,772**	—	**46,586**
Restructuring charges related to consumer products business in North America and Europe	**—**	2,647	**—**
Other, net	**1,792**	1,043	**14,463**
	5,228	6,001	**42,196**
Income before income taxes and minority interests	**101,871**	93,181	**822,203**
Income taxes (Note 7):			
Current	**51,193**	41,214	**413,180**
Deferred	**(10,029)**	(650)	**(80,945)**
	41,164	40,564	**332,235**
Income before minority interests	**60,707**	52,617	**489,968**
Minority interests in earnings of consolidated subsidiaries	**1,280**	470	**10,331**
Net income	**¥ 59,427**	¥ 52,147	**$ 479,637**
Per share of common stock (Note 1.o):	Yen		U.S. dollars (Note 2)
Net income	**¥96.69**	¥83.45	**$0.78**
Fully diluted net income	**93.02**	80.01	**0.75**
Cash dividends applicable to the year	**24.00**	20.00	**0.19**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2001 and 2000

	Thousands	Millions of yen					
	Number of shares of common stock issued	Common stock	Additional paid-in capital	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at April 1, 1999	621,439	¥79,148	¥102,622	¥270,056	¥ —	¥ —	¥ (49)
Retained earnings of affiliates previously not accounted for by the equity method				(35)			
Net income				52,147			
Cash dividends, ¥18.00 per share (Note 11)				(11,260)			
Directors' and corporate auditors' bonuses				(124)			
Conversion of convertible bonds	8,994	5,999	5,990				
Purchase and redemption of treasury stock (Note 11)	(10,000)			(29,502)			
Treasury stock acquired, net (1,390 shares)							(13)
Balance at March 31, 2000	620,433	85,147	108,612	281,282	—	—	(62)
Retained earnings of consolidated subsidiaries previously not consolidated at beginning of year				**367**			
Net income				**59,427**			
Unrealized gain on available-for-sale securities, less applicable tax					**6,050**		
Changes in foreign currency translation						**(35,626)**	
Cash dividends, ¥22.00 per share (Note 11)				**(13,580)**			
Directors' and corporate auditors' bonuses				**(167)**			
Conversion of convertible bonds	**393**	**262**	**261**				
Purchase and redemption of treasury stock (Note 11)	**(10,000)**			**(28,642)**			
Treasury stock acquired, net (1,653,370 shares)							**(343)**
Balance at March 31, 2001	**610,826**	**¥85,409**	**¥108,873**	**¥298,687**	**¥6,050**	**¥(35,626)**	**¥(405)**

	Thousands	Thousands of U.S. dollars (Note 2)					
	Number of shares of common stock issued	Common stock	Additional paid-in capital	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2000	620,433	$687,224	$876,610	$2,270,234	$ —	$ —	$ (500)
Retained earnings of consolidated subsidiaries previously not consolidated at beginning of year				**2,962**			
Net income				**479,637**			
Unrealized gain on available-for-sale securities, less applicable tax					**48,830**		
Changes in foreign currency translation						**(287,538)**	
Cash dividends, US$0.178 per share (Note 11)				**(109,605)**			
Directors' and corporate auditors' bonuses				**(1,348)**			
Conversion of convertible bonds	**393**	**2,114**	**2,107**				
Purchase and redemption of treasury stock (Note 11)	**(10,000)**			**(231,170)**			
Treasury stock acquired, net (1,653,370 shares)							**(2,769)**
Balance at March 31, 2001	**610,826**	**$689,338**	**$878,717**	**$2,410,710**	**$48,830**	**$(287,538)**	**$(3,269)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	**2001**
Operating activities:			
Income before income taxes and minority interests	**¥101,871**	¥ 93,181	**$ 822,203**
Adjustments for:			
Income taxes paid	**(47,877)**	(27,832)	**(386,416)**
Depreciation and amortization	**58,856**	67,270	**475,028**
Loss on sales or disposals of property, plant and equipment	**2,682**	1,513	**21,647**
Equity in earnings of nonconsolidated subsidiaries and affiliates	**(1,102)**	(1,836)	**(8,894)**
Unrealized foreign currency exchange loss	**849**	3,048	**6,852**
Change in trade receivables	**(6,368)**	(169)	**(51,396)**
Change in inventories	**(940)**	10,385	**(7,587)**
Change in trade payables	**(4,274)**	2,705	**(34,495)**
Change in liability for retirement benefits	**11,775**	(312)	**95,036**
Other, net	**7,479**	9,666	**60,363**
Net cash provided by operating activities	**122,951**	157,619	**992,341**
Investing activities:			
Purchase of marketable securities	**(37,457)**	(11,087)	**(302,316)**
Proceeds from the redemption of bonds	**23,478**	—	**189,492**
Purchase of property, plant and equipment	**(41,283)**	(38,086)	**(333,196)**
Proceeds from sales of property, plant and equipment	**5,790**	2,250	**46,731**
Increase in intangible assets	**(18,529)**	(1,825)	**(149,548)**
Increase in investment in and advances to nonconsolidated subsidiaries and affiliated companies	**(673)**	(787)	**(5,432)**
Change in other investments	**1,301**	8,094	**10,500**
Net cash used in investing activities	**(67,373)**	(41,441)	**(543,769)**
Financing activities:			
Change in short-term debt	**4,169**	(3,632)	**33,648**
Repayments of long-term loans	**(1,298)**	(4,732)	**(10,476)**
Repayments of medium-term notes	**(13,448)**	(12,258)	**(108,539)**
Sales of treasury stock	**863**	—	**6,965**
Purchase of treasury stock	**(28,621)**	(29,514)	**(231,001)**
Payments of cash dividends	**(13,790)**	(11,405)	**(111,299)**
Net cash used in financing activities	**(52,125)**	(61,541)	**(420,702)**
Translation adjustments on cash and cash equivalents	**1,960**	(4,065)	**15,819**
Net increase in cash and cash equivalents	**5,413**	50,572	**43,689**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**35**	—	**282**
Cash and cash equivalents, beginning of year (Note 3)	**147,986**	97,414	**1,194,399**
Cash and cash equivalents, end of year (Note 3)	**¥153,434**	¥147,986	**$1,238,370**
Noncash financing activities:			
Convertible bonds converted into common stock and additional paid-in capital	**¥ 523**	¥ 11,989	**$ 4,221**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2001 and 2000

1. Summary of Significant Accounting Policies

a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein. Certain 2000 financial statement items were reclassified to conform to the presentation for 2001.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

b) Consolidation and investments in nonconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, a company in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations is fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence is accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except that write-downs are recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

c) Cash equivalents

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and investment trusts in bonds that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

e) Short-term investments and investment securities

Prior to April 1, 2000, short-term investments and investment securities were stated at cost, determined by the average method.

Effective April 1, 2000, the Companies adopted a new accounting standard for financial instruments, including short-term investments and investment securities.

The standard requires all applicable securities to be classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in near term, are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Short-term investments classified as current assets decreased by ¥1,082 million (US$8,733 thousand) and investment securities increased by the same amount as of April 1, 2000.

f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

g) Intangible assets

Goodwill and trademarks are amortized on a straight-line basis principally over 20 years and 10 years, respectively, except that appropriate write-downs are recorded for the value of goodwill which has been permanently impaired.

h) Retirement and pension plans

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial method.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

Under the employees' retirement plans for the Company and domestic consolidated subsidiaries, prior to April 1, 2000, the annual provision for retirement benefits is calculated to state the liability at the amount that would be required if all employees voluntarily terminated their employment at each balance sheet date.

Effective April 1, 2000, the Companies adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation of ¥60,316 million (US$486,812 thousand), determined as of the beginning of the year, is being amortized over 15 years, and the amortization is presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income. As a result, net periodic benefit costs as compared with the prior method, increased by ¥10,520 million (US$84,907 thousand) and income before income taxes and minority interests decreased by ¥10,209 million (US$82,397 thousand).

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

i) Income taxes

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed (see Note 8).

k) Appropriation of retained earnings

Appropriation of retained earnings at each year end is reflected in the financial statements for the following year upon shareholders' approval.

l) Foreign currency transactions

Prior to April 1, 2000, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Companies adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives. The adoption of revised accounting standards for foreign currency transactions did not have a material effect on the accompanying consolidated financial statements.

m) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Prior to April 1, 2000, differences arising from such translations were shown as "Foreign currency translation adjustments" as either asset or liability in the consolidated balance sheet.

Effective April 1, 2000, such differences are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity in accordance with the revised accounting standard for foreign currency transactions.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

n) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Effective April 1, 2000, the Companies adopted a new accounting standard for financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the maturity of the hedged transactions.

Short-term and long-term loans receivable denominated in foreign currencies for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

The adoption of the new accounting standards for financial instruments did not have a material effect on the accompanying consolidated financial statements.

o) Per share of common stock

Net income per share is computed on the basis of the weighted average number of shares of common stock outstanding during the respective years. Fully diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year or at the date of issuance with an applicable adjustment for related interest expense.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

2. Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar ($) amounts included herein represent translations using the approximate exchange rate at March 31, 2001 of ¥123.90=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

3. Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Cash and time deposits	**¥ 16,600**	¥ 21,004	**$ 133,979**
Short-term investments	**156,650**	139,194	**1,264,326**
Less: cash deposits and short-term investments which mature or become due over three months after the date of acquisition	**(19,816)**	(12,212)	**(159,935)**
Cash and cash equivalents	**¥153,434**	¥147,986	**$1,238,370**

4. Supplemental Cashflow Information

The Company acquired additional stock of Kao Hanbai Company, Ltd., which is newly consolidated in 2001.

The breakdown of assets and liabilities of Kao Hanbai Company, Ltd. as of April 1, 2000 was as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	**¥ 43,682**	**$ 352,558**
Non-current assets	**30,910**	**249,475**
Current liabilities	**(41,707)**	**(336,618)**
Long-term liabilities	**(6,479)**	**(52,292)**
Negative goodwill	**(1,526)**	**(12,316)**
Minority interest	**(15,809)**	**(127,595)**
Acquisition of stock	**9,071**	**73,212**
Stock previously acquired	**(8,826)**	**(71,235)**
Stock acquired during the year	**245**	**1,977**
Cash and cash equivalent of Kao Hanbai Company, Ltd.	**(248)**	**(2,001)**
Net cash increase by acquisition of stock	**¥ (3)**	**$ (24)**

5. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Short-term investments:			
Marketable equity securities	**¥ 68**	¥ 367	**$ 549**
Government and corporate bonds	**19,275**	11,192	**155,569**
Investment trust funds and other	**137,307**	127,635	**1,108,208**
	¥156,650	¥139,194	**$1,264,326**
Investment securities:			
Marketable equity securities	**¥20,302**	¥9,226	**$163,858**
Government and corporate bonds	**759**	—	**6,126**
Investment trust funds and other	**9,082**	—	**73,301**
	¥30,143	¥9,226	**$243,285**

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2001 were as follows:

	Millions of yen			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 9,691**	**¥11,267**	**¥613**	**¥20,345**
Debt securities	**9,253**	**104**	**—**	**9,357**
Held-to-maturity:				
Debt securities	**¥18,984**	**¥ 10**	**¥ 1**	**¥18,993**

	Thousands of U.S. dollars			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 78,216**	**$90,936**	**$4,947**	**$164,205**
Debt securities	**74,681**	**839**	**—**	**75,520**
Held-to-maturity:				
Debt securities	**$153,220**	**$ 81**	**$ 8**	**$153,293**

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2001 were as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
	2001	2001
Available-for-sale:		
Equity securities	**¥ 483**	**$ 3,898**
Debt securities	**130,624**	**1,054,270**
	¥131,107	**$1,058,168**

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	2001		2001	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due within one year	**¥ 290**	**¥18,984**	**$2,341**	**$153,220**
Due after one year through five years	**759**	**—**	**6,126**	**—**
	¥1,049	**¥18,984**	**$8,467**	**$153,220**

Carrying amounts and aggregate market values of current and non-current marketable securities included in short-term investments and investment securities at March 31, 2000 were as follows:

	Millions of yen		
	2000		
	Carrying amount	Aggregate market value	Unrealized gain (loss)
Current	¥ 1,778	¥ 1,849	¥ 71
Non-current	8,741	25,439	16,698
	¥10,519	¥27,288	¥16,769

The difference between the above carrying value and the amounts shown in the accompanying consolidated balance sheets principally consisted of money management funds and non-marketable securities whose fair values are not readily determinable.

6. Short-Term and Long-Term Debt

Short-term debt at March 31, 2001 and 2000 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Mortgage loans principally from banks	**¥ 148**	¥ —	**$ 1,195**
Bank borrowings	**13,644**	8,914	**110,121**
	¥13,792	¥8,914	**$111,316**

The weighted average interest rates applicable to the bank borrowings were 5.96% and 5.80% at March 31, 2001 and 2000, respectively.

Besides the above short-term debt, deposits payable to affiliated companies were included in other current liabilities, which were ¥3,366 million (US$27,167 thousand) and ¥8,145 million at March 31, 2001 and 2000, respectively, and the applicable interest rates were 0.79% and 0.41% at March 31, 2001 and 2000, respectively.

Long-term debt at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Unsecured convertible bonds due 2006, 0.95%	**¥34,833**	¥35,357	**$281,138**
Euro medium-term notes issued by the Company and certain consolidated subsidiaries, due 2001–2003, 2.09% in 2001 and 2.11% in 2000	**8,770**	20,949	**70,783**
Mortgage loans principally from banks	**440**	526	**3,551**
Unsecured loans principally from banks	**11,579**	12,324	**93,454**
	55,622	69,156	**448,926**
Less current portion	**12,480**	10,196	**100,726**
	¥43,142	¥58,960	**$348,200**

The weighted average interest rates applicable to the Euro medium-term notes shown above were interest rates at March 31, 2001 and 2000, respectively.

Besides the above long-term debt, deposits payable to customers were included in other long-term liabilities, which were ¥3,232 million (US$26,086 thousand) and the applicable interest rate was 0.49% at March 31, 2001.

The aggregate annual maturities of long-term debt as of March 31, 2001 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2002	¥12,480	$100,726
2003	4,858	39,209
2004	3,056	24,665
2005	51	412
2006	34,833	281,138
2007 and thereafter	344	2,776

The mortgage loans are collateralized by land and buildings having a book value of ¥762 million (US$6,150 thousand) and by account receivables of ¥148 million (US$1,195 thousand) at March 31, 2001.

The conversion price of the convertible bonds is ¥1,333.00 as of March 31, 2001, subject to adjustment to reflect stock splits and certain other events.

Convertible bonds outstanding at March 31, 2001 were convertible into 26,131,283 shares of common stock of the Company on the basis of the above conversion price.

7. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 42% for both 2001 and 2000. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Deferred tax assets:			
Depreciation	**¥ 18,219**	¥16,119	**$ 147,046**
Pension and severance costs	**5,750**	—	**46,408**
Accrued expenses	**6,075**	4,574	**49,032**
Enterprise taxes	**2,579**	2,429	**20,815**
Tax loss carryforwards	**7,225**	7,959	**58,313**
Other	**6,729**	5,207	**54,310**
Less valuation allowance	**(7,337)**	(9,009)	**(59,217)**
Deferred tax assets	**¥ 39,240**	¥27,279	**$ 316,707**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**¥ (4,516)**	¥ —	**$ (36,449)**
Undistributed foreign earnings	**(4,716)**	(3,031)	**(38,063)**
Deferred gains on sales of property	**(4,956)**	(4,869)	**(40,000)**
Other	**(3,907)**	(1,896)	**(31,533)**
Deferred tax liabilities	**¥(18,095)**	¥ (9,796)	**$(146,045)**
Net deferred tax assets	**¥ 21,145**	¥17,483	**$ 170,662**

8. Leases

a) Finance leases:

The Companies lease certain machinery, computer equipment and other assets.

Total rental expenses for the above leases for the years ended March 31, 2001 and 2000 were ¥1,290 million (US$10,412 thousand) and ¥540 million, respectively.

The pro forma information on lease property of which ownership is deemed not to be transferred to the lessee on an "as if capitalized" basis for the years ended March 31, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars
	Machinery, equipment and other assets	Buildings, structures and other assets	Machinery, equipment and other assets
	2001	2000	**2001**
Acquisition cost	**¥8,057**	¥3,494	**$65,028**
Accumulated depreciation	**3,656**	1,900	**29,508**
Net leased property	**¥4,401**	¥1,594	**$35,520**

The pro forma depreciation expense computed by the straight-line method is ¥1,290 million (US$10,412 thousand) and ¥540 million for the years ended March 31, 2001 and 2000, respectively.

Obligations under finance leases as of March 31, 2001 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
Due within one year	**¥1,241**	**$10,016**
Due after one year	**3,160**	**25,504**
	¥4,401	**$35,520**

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2001 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2001	**2001**
Due within one year	**¥1,805**	**$14,568**
Due after one year	**4,541**	**36,651**
	¥6,346	**$51,219**

9. Retirement Benefits

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees.

Certain foreign consolidated subsidiaries have local pension plans covering their employees.

Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

Employees who retire from the Company and its certain consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Effective April 1, 2000, the companies adopted the new accounting standard for employees' retirement benefits.

The liability for employees' retirement benefits at March 31, 2001 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
	2001	2001
Projected benefit obligation	**¥ 225,818**	**$ 1,822,583**
Fair value of plan assets	**(147,929)**	**(1,193,939)**
Unrecognized prior service cost (credit)	**30,651**	**247,385**
Unrecognized actuarial loss	**(39,303)**	**(317,215)**
Unrecognized transitional obligation	**(56,295)**	**(454,358)**
Prepaid pension cost	**1,654**	**13,349**
Net liability for retirement benefits	**¥ 14,596**	**$ 117,805**

The components of net periodic benefit costs for the year ended March 31, 2001 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2001	2001
Service cost	**¥ 8,725**	**$ 70,419**
Interest cost	**6,877**	**55,504**
Expected return on plan assets	**(6,749)**	**(54,471)**
Amortization of prior service cost (credit)	**(927)**	**(7,482)**
Recognized actuarial loss	**4,443**	**35,860**
Amortization of transitional obligation	**4,021**	**32,454**
Net periodic benefit costs	**¥16,390**	**$132,284**

Assumptions used for the year ended March 31, 2001 are set forth as follows:

Discount rate	Primarily 2.5%
Expected rate of return on plan assets	Primarily 4.0%
Amortization period of prior service cost	Primarily 15 years
Recognition period of actuarial gain/loss	Primarily 10 years
Amortization period of transitional obligation	15 years

Besides the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit for the year ended March 31, 2001 were ¥720 million (US$5,811 thousand) and ¥7,284 million (US$58,789 thousand), respectively. The amount charged to income for retirement benefit for directors and corporate auditors for the year ended March 31, 2001 was ¥109 million (US$880 thousand).

Total charges to income for the pension and retirement plans for the years ended March 31, 2001 and 2000 were ¥24,502 million (US$197,756 thousand) and ¥6,881 million, respectively.

10. Contingent Liabilities

The Companies' guarantees of borrowings, principally of affiliates and employees, were ¥4,476 million (US$36,126 thousand) as of March 31, 2001.

11. Shareholders' Equity

Under the Commercial Code of Japan (the "Code"), at least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as stated capital. The portion which is to be designated as stated capital is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital are credited to additional paid-in capital.

The Code provides that a portion of retained earnings equivalent to at least 10% of cash payments which are made as an appropriation of retained earnings shall be appropriated as a legal reserve until such reserve equals 25% of stated capital. The Code also provides that neither additional paid-in capital nor the legal reserve is available for cash dividends, but both may be used to reduce a deficit by resolution of shareholders or may be transferred to stated capital by resolution of the Board of Directors.

Dividends are paid semi-annually. Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Code. Year-end dividends are reflected in the consolidated statements of shareholders' equity when authorized.

Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At March 31, 2001, retained earnings recorded on the Company's books were ¥267,211 million (US$2,156,667 thousand).

On June 29, 1999, shareholders approved a stock repurchase program under which the Company may repurchase and retire up to 62 million shares of common stock subject to authorization by the Board of Directors. The Company repurchased 10 million shares of common stock during the fiscal year ended March 31, 2000. And as the Company also repurchased 10 million shares of common stock during the fiscal year ended March 31, 2001, at an aggregate cost of ¥28,642 million (US$231,170 thousand) according to the resolution of the Board of Directors on August 24, 2000, the total shares of repurchased common stock amounted to 20 million at March 31, 2001.

12. Segment Information

The Companies operate in three reportable segments: Consumer Products, Cosmetics *Sofina* and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products, and hygiene products. The Cosmetics *Sofina* segment manufactures and sells cosmetics under the brand name, *Sofina*. The Chemical Products segment manufactures and sells fatty chemicals and specialty chemicals such as surface active agents.

Effective April 1, 2000, the Companies changed their policy of segmentation by business to include certain production operations (formerly in the Consumer Products segment or Cosmetics *Sofina* segment) in the Chemical Products segment, in order to disclose segment information more appropriately in accordance with the new segment structure focusing on capital costs and returns. The information for 2000 has been restated from the prior year's presentation in order to conform to the 2001 presentation.

Segment information by business of the Companies for the years ended March 31, 2001 and 2000 was as follows:

	Millions of yen				
	2001				
	Consumer Products	Cosmetics *Sofina*	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	**¥607,826**	**¥72,579**	**¥141,224**	**¥ —**	**¥821,629**
Intersegment sales	**—**	**—**	**26,669**	**(26,669)**	**—**
Total sales	**607,826**	**72,579**	**167,893**	**(26,669)**	**821,629**
Operating expenses	**521,720**	**69,748**	**150,180**	**(27,118)**	**714,530**
Operating income	**¥ 86,106**	**¥ 2,831**	**¥ 17,713**	**¥ 449**	**¥107,099**
Assets	**¥438,524**	**¥27,047**	**¥147,189**	**¥171,000**	**¥783,760**
Depreciation and amortization	**45,612**	**3,050**	**10,624**	**(430)**	**58,856**
Capital expenditures	**49,128**	**2,799**	**8,814**	**—**	**60,741**

	Millions of yen				
	2000				
	Consumer Products	Cosmetics *Sofina*	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	¥632,423	¥70,890	¥143,609	¥ —	¥846,922
Intersegment sales	—	—	28,792	(28,792)	—
Total sales	632,423	70,890	172,401	(28,792)	846,922
Operating expenses	550,318	68,700	157,666	(28,944)	747,740
Operating income	¥ 82,105	¥ 2,190	¥ 14,735	¥ 152	¥ 99,182
Assets	¥386,996	¥27,689	¥137,774	¥197,557	¥750,016
Depreciation and amortization	50,390	3,179	13,701	—	67,270
Capital expenditures	28,196	1,810	7,558	—	37,564

	Thousands of U.S. dollars				
	2001				
	Consumer Products	Cosmetics *Sofina*	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	**$4,905,779**	**$585,787**	**$1,139,822**	**$ —**	**$6,631,388**
Intersegment sales	**—**	**—**	**215,246**	**(215,246)**	**—**
Total sales	**4,905,779**	**585,787**	**1,355,068**	**(215,246)**	**6,631,388**
Operating expenses	**4,210,815**	**562,938**	**1,212,106**	**(218,870)**	**5,766,989**
Operating income	**$ 694,964**	**$ 22,849**	**$ 142,962**	**$ 3,624**	**$ 864,399**
Assets	**$3,539,339**	**$218,297**	**$1,187,966**	**$1,380,145**	**$6,325,747**
Depreciation and amortization	**368,135**	**24,617**	**85,747**	**(3,471)**	**475,028**
Capital expenditures	**396,513**	**22,591**	**71,138**	**—**	**490,242**

Geographic segment information of the Companies for the years ended March 31, 2001 and 2000 was as follows:

	Millions of yen				
	2001				
	Japan	Asia/ Oceania*	America/ Europe**	Corporate/ Eliminations	Consolidated
Sales to customers	**¥646,963**	**¥71,436**	**¥103,230**	**¥ —**	**¥821,629**
Intersegment sales	**8,507**	**12,701**	**2,057**	**(23,265)**	**—**
Total sales	**655,470**	**84,137**	**105,287**	**(23,265)**	**821,629**
Operating expenses	**561,149**	**77,333**	**99,376**	**(23,328)**	**714,530**
Operating income	**¥ 94,321**	**¥ 6,804**	**¥ 5,911**	**¥ 63**	**¥107,099**
Assets	**¥450,551**	**¥68,421**	**¥103,837**	**¥160,951**	**¥783,760**

	Millions of yen				
	2000				
	Japan	Asia/ Oceania*	America/ Europe**	Corporate/ Eliminations	Consolidated
Sales to customers	¥664,242	¥73,651	¥109,029	¥ —	¥846,922
Intersegment sales	9,214	12,525	2,014	(23,753)	—
Total sales	673,456	86,176	111,043	(23,753)	846,922
Operating expenses	581,750	82,265	107,580	(23,855)	747,740
Operating income	¥ 91,706	¥ 3,911	¥ 3,463	¥ 102	¥ 99,182
Assets	¥407,729	¥63,492	¥ 96,465	¥182,330	¥750,016

	Thousands of U.S. dollars				
	2001				
	Japan	Asia/ Oceania*	America/ Europe**	Corporate/ Eliminations	Consolidated
Sales to customers	**$5,221,654**	**$576,562**	**$833,172**	**$ —**	**$6,631,388**
Intersegment sales	**68,660**	**102,510**	**16,602**	**(187,772)**	**—**
Total sales	**5,290,314**	**679,072**	**849,774**	**(187,772)**	**6,631,388**
Operating expenses	**4,529,048**	**624,157**	**802,066**	**(188,282)**	**5,766,989**
Operating income	**$ 761,266**	**$ 54,915**	**$ 47,708**	**$ 510**	**$ 864,399**
Assets	**$3,636,408**	**$552,228**	**$838,071**	**$1,299,040**	**$6,325,747**

*Asia/Oceania: Asia and Australia
**America/Europe: North America, Europe and South Africa

Sales to foreign customers were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Asia/Oceania	**¥ 74,474**	¥ 76,912	**$ 601,082**
America/Europe	**105,032**	118,103	**847,715**
Sales to foreign customers	**¥179,506**	¥195,015	**$1,448,797**

13. Selected Operating Expenses

Selling, general and administrative expenses principally consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Sales commission	**¥ 8,074**	¥95,659	**$ 65,165**
Advertising	**65,758**	64,354	**530,734**
Promotion	**37,497**	27,209	**302,639**
Research and development	**37,049**	38,062	**299,023**

14. Other (Income) Expenses

Other, net consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Loss on sales or disposals of property, plant and equipment, net	**¥2,682**	¥1,513	**$21,646**
Other, net	**(890)**	(470)	**(7,183)**
	¥1,792	¥1,043	**$14,463**

15. Derivatives

The Companies enter into foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt.

The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings to the maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2001 and 2000:

	Millions of yen					
	2001			2000		
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:						
Buying U.S. Dollar	**¥ 957**	**¥ 950**	**¥ (7)**	¥ 293	¥286	¥ (7)
Buying Japanese Yen	**51**	**51**	**0**	168	166	(2)
Buying British Pound	**72**	**72**	**(0)**	—	—	—
Buying Swiss Franc	**106**	**105**	**(1)**	69	69	0
Selling U.S. Dollar	**474**	**444**	**30**	—	—	—
Selling Swiss Franc	**103**	**104**	**(1)**	262	257	5
Selling Argentine Peso	**—**	**—**	**—**	179	188	(9)
Selling other currencies	**256**	**254**	**2**	—	—	—
Foreign currency swaps:						
Receiving Japanese Yen, paying U.S. Dollar	**3,695**	**(285)**	**(285)**	—	—	—
Receiving Singapore Dollar, paying U.S. Dollar	**148**	**0**	**0**	—	—	—
Receiving Japanese Yen, paying Euro	**1,399**	**(120)**	**(120)**	—	—	—
Receiving Japanese Yen, paying British Pound	**322**	**(38)**	**(38)**	—	—	—
Receiving Japanese Yen, paying German Mark	**2,762**	**62**	**62**	—	—	—
Receiving U.S Dollar, paying German Mark	**689**	**81**	**81**	—	—	—
Receiving Japanese Yen, paying Australian Dollar	**235**	**20**	**20**	—	—	—
Interest rate swaps:						
Fixed-rate receipt, floating-rate payment	**545**	**(1)**	**(1)**	18,526	952	952
Fixed-rate payment, floating-rate receipt	**545**	**4**	**4**	526	(1)	(1)
Interest rate caps:						
Selling	**545**	**(0)**	**(0)**	526	0	0
Buying	**2,452**	**6**	**6**	2,367	29	29

	Thousands of U.S. dollars		
	2001		
	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:			
Buying U.S. Dollar	**$ 7,724**	**$ 7,667**	**$ (56)**
Buying Japanese Yen	**412**	**412**	**0**
Buying British Pound	**581**	**581**	**(0)**
Buying Swiss Franc	**856**	**847**	**(8)**
Selling U.S. Dollar	**3,826**	**3,584**	**242**
Selling Swiss Franc	**831**	**839**	**(8)**
Selling other currencies	**2,066**	**2,050**	**16**
Foreign currency swaps:			
Receiving Japanese Yen, paying U.S. Dollar	**29,822**	**(2,300)**	**(2,300)**
Receiving Singapore Dollar, paying U.S. Dollar	**1,195**	**0**	**0**
Receiving Japanese Yen, paying Euro	**11,291**	**(969)**	**(969)**
Receiving Japanese Yen, paying British Pound	**2,599**	**(307)**	**(307)**
Receiving Japanese Yen, paying German Mark	**22,292**	**500**	**500**
Receiving U.S Dollar, paying German Mark	**5,561**	**654**	**654**
Receiving Japanese Yen, paying Australian Dollar	**1,897**	**161**	**161**
Interest rate swaps:			
Fixed-rate receipt, floating-rate payment	**4,399**	**(8)**	**(8)**
Fixed-rate payment, floating-rate receipt	**4,399**	**32**	**32**
Interest rate caps:			
Selling	**4,399**	**(0)**	**(0)**
Buying	**19,790**	**48**	**48**

16. Subsequent Event

At the ordinary general meeting of shareholders held on June 28, 2001, the Company's shareholders approved the appropriation of retained earnings.

Appropriation of retained earnings

	Millions of yen	Thousands of U.S. dollars
Ordinary year-end cash dividends, ¥12.00 (US$0.097) per share	**¥7,330**	**$59,161**
Directors' and corporate auditors' bonuses	**143**	**1,154**

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3769-8508
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of
Kao Corporation

We have examined the consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the change, with which we concur, in the segment information by business as discussed in Note 12.

As discussed in Note 1, effective April 1, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments and the revised accounting standard for foreign currency transactions.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2001

Principal Subsidiaries and Affiliates

Consumer Products, Cosmetics *Sofina* and Chemical Products Businesses

Area	Country	Company		
Asia	Japan	Kao Cosmetics Sales Co., Ltd.	●	
	Japan	Kao Hanbai Company, Ltd.	●	
	Japan	Nivea-Kao Company Limited	●	
	Japan	Kao-Quaker Company, Limited		○
	Japan	Novartis Kao Co., Ltd.	●	
	China	Kao Corporation Shanghai	●	
	China	Kao Chemical Corporation Shanghai		○
	China	Zhongshan Kao Chemicals Limited		○
	Hong Kong	Kao (Hong Kong) Limited	●	
	Hong Kong	Kao Chemicals (Hong Kong) Limited		○
	Indonesia	P.T. Kao Indonesia	●	
	Indonesia	P.T. Kao Indonesia Chemicals		○
	Malaysia	Kao (Malaysia) Sdn. Bhd.	●	
	Malaysia	Kao Trading (M) Sdn. Bhd.	●	
	Malaysia	Fatty Chemical (Malaysia) Sdn. Bhd.		○
	Malaysia	Kao Soap (Malaysia) Sdn. Bhd.	●	
	Malaysia	Kao Oleochemical (Malaysia) Sdn. Bhd.		○
	Malaysia	Kao Plasticizer (Malaysia) Sdn. Bhd.		○
	Philippines	Pilipinas Kao, Incorporated		○
	Singapore	Kao (Southeast Asia) Pte. Ltd.		○
	Singapore	Kao (Singapore) Private Limited	●	
	Taiwan	Kao (Taiwan) Corporation	●	○
	Thailand	Kao Industrial (Thailand) Company Limited	●	○
	Thailand	Kao Commercial (Thailand) Company Limited	●	
	Thailand	Kao Consumer Products (Southeast Asia) Co., Ltd.	●	
	Vietnam	Kao Vietnam Co., Ltd.	●	
Oceania	Australia	Kao (Australia) Marketing Pty. Ltd.	●	
America	Canada	Jergens Canada Inc.	●	
	Mexico	Quimi-Kao, S.A. de C.V.		○
	United States	The Andrew Jergens Company	●	
	United States	Kao Chemicals Americas Corporation		○
	United States	High Point Textile Auxiliaries LLC		○
	United States	Kao Specialties Americas LLC		○
Europe	Austria	Guhl Ikebana Kosmetika GmbH	●	
	France	Kao Corporation (France) SARL		○
	Germany	Kao Corporation GmbH	●	
	Germany	Kao Chemicals GmbH		○
	Germany	Guhl Ikebana GmbH	●	
	Netherlands	Guhl Ikebana Cosmetics B.V.	●	
	Spain	Kao Corporation S.A.		○
	Spain	Kao Chemicals Europe, S.L.		○
	Switzerland	Guhl Ikebana AG	●	

● Consumer Products/Cosmetics *Sofina*
○ Chemical Products

Goldwell Products for Professional Hair Salons

Country	Company
Austria	Goldwell Handelsgesellschaft mbH
Belgium	N.V. Goldwell Belgium S.A.
Czech Republic	Goldwell Cosmetics (CZ) s.r.o.
Denmark	Goldwell A/S
Finland	Goldwell Oy
Germany	Goldwell GmbH
Germany	Goldwell Vertriebs GmbH
Italy	Goldwell Italia S.p.A.
Netherlands	Goldwell Nederland B.V.
Switzerland	Goldwell AG
United Kingdom	Goldwell (Hair Cosmetics) Ltd.
Canada	Goldwell Cosmetics (Canada) Ltd.
United States	Goldwell Cosmetics (USA) Inc.
South Africa	Goldwell South Africa (Pty.) Ltd.
Hong Kong	Goldwell Cosmetics (Hong Kong) Ltd.
Singapore	Goldwell Cosmetics Singapore PTE. Ltd.
Taiwan	Goldwell Taiwan Cosmetics Ltd.
Australia	Goldwell Cosmetics (Australia) Pty. Ltd.

Investor Information

Kao Corporation

Head Office

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-7103

Date of Establishment

June 19, 1887

Common Stock (As of March 31, 2001)

Authorized: 980,000,000 shares
Outstanding: 610,826,451 shares
Number of Shareholders: 39,300

Stock Listings

Tokyo Stock Exchange, Osaka Securities Exchange

Ticker Symbol Number

4452

Transfer Agent

The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome,
Suginami-ku, Tokyo 168-0063, Japan

Composition of Shareholders (As of March 31, 2001)



Securities Companies 0.46%
Domestic Companies 4.29%
Individuals and Others 11.19%
Foreign Companies and Individuals 31.87%
Financial Institutions 52.19%

Stock Price Range & Trading Volume

(Tokyo Stock Exchange)



Stock price range (yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common stock price range (¥)
Tokyo Price Index Close



Monthly trading volume (million shares)
60
55
50
45
40
35
30
25
20
15
10
5
0
00/4 00/5 00/6 00/7 00/8 00/9 00/10 00/11 00/12 01/1 01/2 01/3
(Month)

Further Information

Investor Relations Department
Telephone: 81-3-3660-7101
Facsimile: 81-3-3660-7103
http://www.kao.co.jp/e/



Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-7103
http://www.kao.co.jp/

Printed in Japan
This report is printed on recycled paper.

Exhibit A-4

Kao Corporation
14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN

03 JUL 29 7:21

May 30, 2003

T. GOTO
President & Chief Executive Officer

NOTICE OF THE 97th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 97th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 27, 2003 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan. At the AGM, shareholders who hold one thousand (1,000) or more shares of record as of March 31, 2003 ("Shareholders") will be presented with the Business Report, the Balance Sheet and the Income Statement for the fiscal year ended on March 31, 2003. For your reference, we have enclosed a copy of our Business Results announced on April 22, 2003 and English summary of corporate profile of the Business Report. At the AGM, Shareholders will be asked to vote on the following agenda items: *(Please note that a shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.)*

1: **Proposal for Appropriation of Retained Earnings**
2: **Purchase of the Company's Shares**
3: **Partial Amendments to the Articles of Incorporation**
4: **Election of two (2) Corporate Auditors**
5: **Issuance of Stock Acquisition Rights as Stock Options**
6: **Payment of Retirement Allowances to Retiring Corporate Auditors**

We understand the difficulties faced by foreign shareholders to participate in shareholders meetings of Japanese companies. As we attach great importance to your exercise of voting right at the AGM, we have included, for your convenience, an English summary of the Proxy Statement, the original of which in the Japanese language is being distributed to all registered shareholders or their standing agents in Japan. Furthermore, in order to simplify and expedite your voting procedures, we are also providing you with a Voting Instruction Form that can be returned to your custodian, broker or nominee upon completion. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge each and every one of you to exercise your voting right at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, Kao Corporation has retained Georgeson Shareholder ("Georgeson") as our Global Information Agent to assist us with the AGM. If you have any questions, please contact Michael Menahem at +1-212-440-9143 or mmenahem@gscorp.com, or Christie Mazurek at +1-212-440-9142 or cmazurek@gscorp.com. Proxy materials in the English language are available on Georgeson's website at http://proxy.georgeson.com/proxyinfo/kao. The same information is also posted on our website at http://www.kao.co.jp/e/ir_e/agm/index.html.

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 19, 2003.

Thank you very much for your attention.

Sincerely,

Takuya Goto

Takuya Goto
President and Chief Executive Officer

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement in the Japanese language has been prepared for the purpose of the 97th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 27, 2003 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* or multiples thereof ("Shareholders") of record as of March 31, 2003 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. As of the Record Date there were ***552,470*** voting rights held by the Shareholders. In order to properly transact business at the AGM, Shareholders holding more than one half of all the voting rights as of the Record Date must be present either in person or represented by proxy at the AGM.

* *NOTE: A shareholder is entitled to one vote per one Unit Share, with each Unit Share consisting of one thousand (1,000) shares.*

PROPOSAL 1: PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

The details of the proposed appropriation of retained earnings are as follows:

(Unit: yen)

Item	*Amount*
Unappropriated retained earnings	59,684,587,927
Reversal of special redemption reserve	14,923,349
Reversal of reserve for deferred income	154,199,755
Total	59,853,711,031
It is proposed that this amount be appropriated as follows:	
Dividends (15 yen per share)	8,405,295,795
Bonus for directors	132,180,000
Provision for special redemption reserve	88,036,733
Provision for reserve for deferred income	303,953,966
Provision for other reserves	32,000,000,000
Retained earnings carried forward to the following term	18,924,244,537

Note: Interim dividends in an aggregate amount of 8,668,729,365 yen (15 yen per share) were paid on December 2, 2002.

The Company realizes that it is important to ensure return of profits to its shareholders, and to enhance long-term corporate profitability and value.

Accordingly, it is proposed that **15 Japanese Yen per share** be paid to the shareholders as the year-end dividend for the 97th fiscal year, which amount is the same as the interim dividend, which has already been paid. Consequently, the total annual dividend for the 97th fiscal year will be **30 Japanese Yen per share**, which is a **4 Japanese Yen increase per share** from the previous fiscal year's annual dividend.

Upon approval of this proposal by the Shareholders, **the pay-out ratio** (the dividend per share divided by the net income per share) for this 97th fiscal year will be **27.76%**.

The Company will consider the use of internal reserves from a long-term perspective, putting priority on investments that reinforce existing business, further expand business areas, and promote core business activities worldwide, thereby enhancing the overall value of the Company. Purchasing shares of the Company' stock will also be considered.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 1.

PROPOSAL 2: PURCHASE OF THE COMPANY'S SHARES

In order to achieve capital efficiency, to increase profit returns to shareholders and to enable a flexible capital policy, it is proposed that the approval of the Shareholders be obtained for the Company to purchase up to 20,000,000 common shares (representing approximately 3.57% of the total issued and outstanding shares of the Company) at a total purchase price of no more than 50,000,000,000 Japanese Yen, during the period from the conclusion of the AGM to the conclusion of the 98th Annual General Meeting of Shareholders next year. The proposed purchase will be carried out in accordance with Article 210 of the Commercial Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 2.

PROPOSAL 3: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

1. Reasons for the Amendments (The details of the amendments are set forth in Section 2 "Details of the Amendments" below.)

(1) Pursuant to the "Law for Partial Amendment to the Commercial Code etc." (Law No. 44 of 2002) promulgated on April 1, 2003, the Company may amend its Articles of Incorporation ("Articles of Incorporation") to introduce a new system that allows shareholders with shares of less than one unit share to purchase additional shares in the Company to increase their holdings to one unit share. The amendment to the Commercial Code also introduced a system for invalidating share certificates. Therefore it is proposed that a new Article 7 be added to the Articles of Incorporation to allow the shareholders to make the above request for increasing their shareholdings to one unit share. Furthermore, it is proposed that other necessary amendments related to the aforementioned amendments to the Commercial Code be made to the current Article 7, Article 8, Paragraph 3, and Article 9, Paragraph 1.
As a result of the aforementioned amendments to the Commercial Code, the Company may amend the Articles of Incorporation so that the quorum necessary for a special resolution at a general meeting of shareholders as stipulated in Article 343 of the Commercial Code is reduced from the current majority to one-third of all the voting rights. In recent years, the ratio of the Company's shares held by foreign institutions, which have exercised their voting rights at substantially low ratios, has increased, while the ratio of the Company's shares held by Japanese financial institutions, which have exercised their voting rights at substantially high ratios, has substantially decreased. In light of this fact, the Company has made specific efforts to facilitate the exercise of voting rights of foreign shareholders. These efforts include the timely and fair disclosure of corporate information, including information voluntarily disclosed by the Company, the delivery of the convocation notice for the general meeting of shareholders on an earlier date, and the provision of an English summary of the convocation notice to foreign shareholders. The Company is concerned that the quorum necessary for special resolutions may not be satisfied at a future general meeting of shareholders due to the changes in the composition of shareholders. If the quorum is not satisfied, adoption of a special resolution at a general meeting of shareholders would be delayed or fail to be made validly and the common interests of shareholders would be hindered. Therefore, it is proposed that Article 13, Paragraph 2 be added to the Articles of Incorporation to change the quorum requirements for special resolutions from the current majority to one-third of all the voting rights in order to ensure that the intentions of the shareholders who actually exercise their voting rights at a general meeting of shareholders would be reflected in the decision-making and resolution processes.

(2) The Company will further advance reforms with regard to its managerial organization and system, and will adopt a corporate structure to further separate the supervisory function

from the business operations by assigning position titles such as "President", "Senior Executive Vice President", and "Executive Vice President" to executive officers instead of directors, while positioning "Chairperson" as a chairperson of the Board of Directors. In order to make these reforms, it is proposed that amendments be made to the current Article 18, Paragraph 3 of the Articles of Incorporation. And, it is also proposed that amendments be made to the current Article 11 and 17, so that a director who has been selected in advance by the Board of Directors will act as the chairperson of the general meeting of shareholders and convene the meeting of the Board of Directors.

(3) As a result of the above amendments, the numbering of the articles will be changed as necessary.

2. Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(New Provision)	**Article 7. *(Increasing Shares of Less than One Unit Share through Purchase)*** Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may request that the company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.
Article 7. *(Rules for Handling Shares)* The type of the company's share certificates, the registration of transfer of share ownership, purchases of shares of less than one Unit Share, other handling of the shares and fees thereof shall be in accordance with the Rules for Handling of Shares established by the Board of Directors.	**Article 8. *(Rules for Handling Shares)*** The type of the company's share certificates, the registration of transfer of share ownership, purchases and sales of shares of less than one Unit Share and the registration of lost share certificates, other handling of the shares and fees thereof shall be in accordance with the Rules for Handling of Shares established by the Board of Directors.
Article 8. *(Transfer Agent)* 1. The company shall have a transfer agent in connection with its shares. 2. Selection of the transfer agent and its business office shall be made by resolution of the Board of Directors and shall be notified by a public notice.	**Article 9. *(Transfer Agent)*** 1. (Unchanged) 2. (Unchanged)

Current Articles of Incorporation (Extracts)	Proposed Amendment
3. The shareholder register of the company (including register of beneficial shareholders - the same will apply hereinafter) shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and the cancellation thereof, the application for non-issuance of share certificates, the delivery of share certificates, the acceptance of notifications, purchases of shares of less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the company.	3. The shareholder register of the company (including register of beneficial shareholders - the same will apply hereinafter) and the lost share certificate register shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and the cancellation thereof, the application for non-issuance of share certificates, the delivery of share certificates, the acceptance of notifications, purchases and sales of shares of less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the company.
Article 9. *(Record Date)* 1. The company deems those shareholders who are listed or recorded in the shareholder register as of the end of each fiscal year of the company (including beneficial shareholders - the same will apply hereinafter) to be the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders for the fiscal year of the company. 2. In addition to the provisions contained in the preceding paragraph and in the Articles of Incorporation, if necessary, upon prior public notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed or recorded in the shareholder's register as of any relevant date, shall be entitled to exercise their respective rights.	**Article 10. *(Record Date)*** 1. The company deems those shareholders who are listed or recorded in the shareholder register as of the end of each fiscal year of the company to be the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders for the fiscal year of the company. 2. (Unchanged)
	(Article 10 will be re-numbered as Article 11.)
Article 11. *(Chairperson)* The President/Director of the company shall act as chairperson of a general meeting of shareholders. If the President/Director is unable to act, one of the other Directors shall act as chairperson in the order determined in advance by the Board of Directors.	**Article 12. *(Chairperson)*** The Director selected in advance by the Board of Directors shall act as chairperson of a general meeting of shareholders.
Article 12. *(Resolution)* 1. Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of general meetings of shareholders shall be adopted by an affirmative vote of a majority of the votes of the shareholders present.	**Article 13. *(Resolution)*** 1. (Unchanged)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(New Provision)	2. The resolutions of general meetings of shareholders set forth in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.
	(Articles 13, 14, 15 and 16 will be re-numbered as Articles 14, 15, 16 and 17, respectively.)
Article 17. *(Notice of Convening)* Except as otherwise provided for by laws or ordinances, a meeting of the Board of Directors shall be called by the President/Director, and notice of the meeting shall be given to each of the Directors and Corporate Auditors not less than three (3) days prior to the date of the meeting; provided, however, that in the event of emergency such period may be shortened if it is notified in a proper way.	**Article 18. *(Notice of Convening)*** Except as otherwise provided for by laws or ordinances, a meeting of the Board of Directors shall be called by the Director selected in advance by the Board of Directors, and notice of the meeting shall be given to each of the Directors and Corporate Auditors not less than three (3) days prior to the date of the meeting; provided, however, that in the event of emergency such period may be shortened if it is notified in a proper way.
Article 18. *(Representative Directors and Directors with Executive Position Ttiles)* 1. The Board of Directors shall appoint by its resolution one (1) or more Directors to represent the company.	**Article 19. *(Representative Directors and Chairperson of the Board of Directors)*** 1. (Unchanged)
2. Representative Directors shall represent the company in executing the affairs of the company according to resolutions of the Board of Directors.	2. (Unchanged)
3. The Board of Directors may appoint by its resolution one (1) Chairperson /Director, one (1) President/Director, one (1) or more Vice Chairperson(s)/Director(s), one (1) or more Executive Vice President(s)/Director(s), one (1) or more Senior Managing Director(s) and one (1) or more Managing Director(s).	3. The Board of Directors may appoint by its resolution one (1) Chairperson of the Board of Directors.
	(Articles 19, 20, 21, 22, 23, 24, 25, 26, 27 and 28 will be re-numbered as Articles 20, 21, 22, 23, 24, 25, 26, 27, 28 and 29, respectively.)
SUPPLEMENTARY PROVISION Notwithstanding Article 20, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the fiscal year ending on March 31, 2003 will remain in office until the completion of their respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.	**SUPPLEMENTARY PROVISION** Notwithstanding Article 21, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the fiscal year ending on March 31, 2003 will remain in office until the completion of their respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 3.

PROPOSAL 4: ELECTION OF TWO (2) CORPORATE AUDITORS

The term of two Corporate Auditors (Katsuhiko Hiraoka and Takashi Tajima) among the current four (4) Corporate Auditors will expire at the conclusion of the AGM. It is proposed that a non-outside corporate auditor and an outside corporate auditor be elected so that the Company can maintain a body of four (4) Corporate Auditors.

The board of corporate auditors has approved the submission of this proposal to the AGM.

Relevant personal information and the present position held by the nominees are provided below.

No	Name and Date of Birth	Present Position (held since)	
1	Tsuneo Ejiri August 21, 1946	February 1999	Vice President – Administration, Chemical Business Division
2	Kohei Nasu February 11, 1942	April 1969 July 1971	Registered as Attorney at Law Established Kohei Nasu Law Firm (Currently Nasu & Iguchi Law Firm)

(Mr. Nasu is qualified to be an Outside Corporate Auditor as stipulated in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 4.

PROPOSAL 5: ISSUANCE OF STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

It is proposed that the Company issue stock acquisition rights as stock options (the "Stock Acquisition Rights") pursuant to Articles 280-20 and 280-21 of the Commercial Code and in accordance with the following conditions aiming to align the interests of the directors and employees of the Company and its affiliates with the interests of the shareholders and to increase the value of the Company.

(1) Up to 1,200,000 shares of the Company's common stock (representing approximately **0.21% of the total issued and outstanding shares** of the Company) may be issued or transferred upon the exercise of the Stock Acquisition Rights. In the event of adjustment to the Allotted Number of Shares (defined in (2) below) in accordance with (2) below, the number of shares to be issued or transferred upon the exercise of the Stock Acquisition Rights will be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

(2) The Company may issue up to 1,200 Stock Acquisition Rights. The number of shares per Stock Acquisition Right (the "Allotted Number of Shares") will be 1,000 shares; provided, that in the event that shares are split or consolidated, the Allotted Number of Shares will be adjusted proportionately in accordance with the ratio of the split or consolidation of the shares. [#1]

(3) The Stock Acquisition Rights will be issued without receipt of consideration.

[#1]: The names of the persons who receive Stock Acquisition Rights and the number of Stock Acquisition Rights issued to each person in accordance with this resolution, will be disclosed next year in the Business Report for the fiscal 2003. Information with respect to stock acquisition rights which were issued in accordance with the resolution at the 96th Annual General Meeting of Shareholders held on June 27, 2002 is carried on Pages 5 and 6 of the Corporate Profile in the Business Report for the fiscal 2002.

(4) The amount to be paid upon exercise of each Stock Acquisition Right will be an amount equal to the product of the Exercise Price (as defined in the next paragraph) and the Allotted Number of Shares.

The Exercise Price is the greater of (i) the product of 1.05 and the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular tradings on the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on the forty-fifth (45th) trading day prior to the date on which the Stock Acquisition Rights are issued (such issue date will be referred to as the "Issue Date") (any fraction less than one (1) yen resulting from such calculation will be rounded up to the nearest yen), or (ii) the closing price of the common stock of the Company in the regular trading on the Tokyo Stock Exchange as of the Issue Date.

In the event that after the issuance of the Stock Acquisition Rights, the Company issues new shares or disposes of shares held by the Company at a price that is below the market price of the Company's common stock (except in the case of (i) the exercise of any stock acquisition rights (including the Stock Acquisition Rights), (ii) the transfer of purchased shares to holders of Stock Options granted in accordance with the resolution of the 95th Annual General Meeting of Shareholders, and (iii) the conversion of the convertible bonds previously issued), the Exercise Price will be adjusted in accordance with the following formula (any fraction less than one (1) yen resulting from such adjustment will be rounded up to the nearest yen):

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares*} + \dfrac{\text{Number of Newly Issued Shares**} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares**}}$$

* The Number of Previously Issued Shares means the number of shares of the Company's common stock issued and outstanding less the number of shares of the Company's common stock held by the Company.

** In the event of a disposition of the shares of the Company's common stock held by the Company, the Number of Newly Issued Shares means the number of shares to be disposed of.

Furthermore, in the event of a split or consolidation of shares, the Exercise Price will be adjusted proportionately in accordance with the ratio of the split or consolidation (any fraction less than one (1) yen resulting from such adjustment will be rounded up to the nearest yen).

(5) The exercise period of the Stock Acquisition Rights will be from July 1, 2005 to June 30, 2010.

(6) Each Stock Acquisition Right may be partially exercised only if the number of shares to be issued or transferred upon exercise is an integral multiple of the number of shares constituting one (1) Unit Share (as defined in the Articles of Incorporation of the Company).

(7) In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, cancel such Stock Acquisition Rights without any compensation.

(8) Any assignment of the Stock Acquisition Rights will be subject to prior approval by the

board of directors of the Company.

(9) Each Stock Acquisition Rights holder will be required to enter into "The Agreement Concerning Allotment of Stock Acquisition Rights" with the Company. This Agreement will set forth reasonable exercise restrictions that are determined by the board of directors, to ensure that the exercise of the Stock Acquisition Rights serves the intended purpose, namely, the issuance of the Stock Acquisition Rights as stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 5.

PROPOSAL 6: PAYMENT OF RETIREMENT ALLOWANCES TO RETIRING CORPORATE AUDITORS

In order to reward the services of the two (2) retiring corporate auditors, it is proposed that retirement allowances within the scope provided for in the Company's internal regulations be paid to the corporate auditors who are retiring at the conclusion of the AGM.

The details, including but not limited to the specific amount, timing, and method of payment of the retirement allowances for the retiring corporate auditors, will be determined by the corporate auditors based on mutual consultation.

In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to the retiring corporate auditors pursuant to this proposal will be for services between the time they assumed office and June 30, 2001.

The estimated total amount of the retirement allowances will not exceed 3,800,000 Japanese Yen.

Provided below is the career summary of each of the retiring corporate auditors.

Name	Career Summary	
Katsuhiko Hiraoka	June 2000	Full-Time Corporate Auditor (present position)
Takashi Tajima	June 1994	Corporate Auditor (present position)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 6.

Kao Corporation

VOTING INSTRUCTION FORM

To: ______________________________ (shareholder's custodian, broker or nominee)

Fax No: ____________________ **Attn:** Corporate Actions / Proxy Department

CC: Kao's Global Information Agent, Georgeson Shareholder

Fax No: +1-212-440-9009

From: ______________________________ (shareholder's name and organization)

Shareholder's Account Details:

Accountholder's Name: ____

Account No: ____________________

Shareholder's Details:

No. of Shares held as of March 31, 2003:____________________

NOTE: A shareholder is entitled to one vote per one Unit Share, with each Unit Share consisting of one thousand (1,000) shares.

ISIN: JP3205800000 SEDOL: 6483809 TSE: 4452

Re: **97th Annual General Meeting of Shareholders of Kao Corporation to be held on June 27, 2003 ("AGM").**

To custodian, broker or nominee:

Dear Sir / Madam:

We have not yet received a ballot in respect of the above account in which we hold shares of Kao Corporation, and are therefore hereby transmitting our voting instructions for the above meeting. We hereby authorize you to act upon these instructions, to transmit them onward where necessary to your local custodian or other agent in Japan, and to take such other actions as you deem necessary to ensure that the following votes are duly cast. These voting instructions are given in respect of any and all Kao Corporation shares held in the above account as of the record date of March 31, 2003.

AGENDA ITEM		VOTE	
		FOR	**AGAINST**
1.	Proposal for Appropriation of Retained Earnings	☐	☐
2.	Purchase of the Company's Shares	☐	☐
3.	Partial Amendments to the Articles of Incorporation	☐	☐
4.	Election of two (2) Corporate Auditors (including one (1) Outside Corporate Auditor)	☐ (Except for #______ ______________)	☐
5.	Issuance of Stock Acquisition Rights as Stock Options	☐	☐
6.	Payment of Retirement Allowances to Retiring Corporate Auditors	☐	☐

* If the vote "FOR" is not a vote in favor of the entire slate, please indicate the nominees to be excluded from the favorable vote by writing in the provided space the number(s) corresponding to the name(s) of such nominee(s) appearing in Proxy Statement Proposal #4.

Authorized Signature:______________________________ Date:____________________

For any inquiries, please contact Michael Menahem at +1-212-440-9143 or mmenahem@gscorp.com, or Christie Mazurek at +1-212-440-9142 or cmazurek@gscorp.com.

Kao Corporation

News Release April 22, 2003

1. CONSOLIDATED BASIS

Kao Corporation Reports Business Results

Tokyo, April 22, 2003 - Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2003. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	% change	**2003**
Net sales	**865.2**	839.0	3.1	**7,198.4**
Operating income	**114.9**	111.7	2.9	**956.0**
Ordinary income	**117.4**	113.5	3.4	**977.4**
Net income	**62.4**	60.2	3.6	**519.7**
Total assets	**720.8**	772.1	(6.6)	**5,997.1**
Total shareholders' equity	**417.0**	459.7	(9.3)	**3,469.5**
	Yen			U.S. Dollars
Per share:				
Net income	**108.05**	100.43	7.6	**0.90**
Cash dividends	**30.00**	26.00	15.4	**0.25**

	%	
YEAR ENDED MARCH 31	**2003**	2002
Operating margin	**13.3**	13.3
Net income to total shareholders' equity (ROE)	**14.2**	13.1

Notes:

1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.

2. From 2003, directors' bonuses, which are included in the appropriation of retained earnings, are deducted from net income for the calculation of EPS. EPS for 2003 on the same basis as the previous year would increase by 7.8% to 108.30 yen.

Consolidated Forecasts for the Interim and the end of Fiscal Year Ending March 31, 2004

The forecast for business results for the six month period ending September 30, 2003, is 445.0 billion yen (US$3,702.2 million) in net sales, 58.0 billion yen (US$482.5 million) in operating income, 59.0 billion yen (US$490.8 million) in ordinary income and 31.0 billion yen (US$257.9 million) in net income.

The forecast for the full fiscal year ending March 31, 2004, is 895.0 billion yen (US$7,445.9 million) in net sales, 117.0 billion yen (US$973.4 million) in operating income, 118.0 billion yen (US$981.7 million) in ordinary income and 64.0 billion yen (US$532.4 million) in net income. Net income per share is expected to be 115.20 yen (US$0.96).

Kao Corporation

News Release April 22, 2003

Consolidated Segment Information by Industry (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2003**	2002	% change	Like-for-like	**2003**	2002	Incr./(Dcr.)
Consumer Products	**646.4**	626.0	3.3	2.1	**90.3**	88.7	1.5
Prestige Cosmetics *Sofina*	**75.8**	74.1	2.2	2.2	**5.2**	4.7	0.4
Chemical Products	**170.9**	162.8	5.0	2.8	**18.2**	17.7	0.4
Corporate/Eliminations	**(27.9)**	(23.9)	-	-	**1.0**	0.4	0.6

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2003**	2002	% change	Like-for-like	**2003**	2002	Incr./(Dcr.)
Consumer Products	**5,377.8**	5,208.4	3.3	2.1	**751.7**	738.4	13.3
Prestige Cosmetics *Sofina*	**630.9**	617.1	2.2	2.2	**43.9**	39.9	4.0
Chemical Products	**1,422.1**	1,354.4	5.0	2.8	**151.4**	147.3	4.1
Corporate/Eliminations	**(232.4)**	(199.7)	-	-	**9.0**	3.9	5.1

Notes:

*1. In the consolidated segment information by business, Cosmetics (*Sofina*) has been renamed to Prestige Cosmetics* Sofina.

Consolidated Geographic Segment Information (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2003**	2002	% change	Like-for-like	**2003**	2002	Incr./(Dcr.)
Japan	**654.5**	648.1	1.0	1.0	**98.5**	95.1	3.3
Asia/Oceania	**101.5**	93.4	8.6	4.2	**5.3**	8.3	(2.9)
North America	**75.7**	70.2	7.9	4.9	**7.2**	6.0	1.1
Europe	**67.8**	57.6	17.7	8.8	**2.9**	1.8	1.0
Corporate/Eliminations	**(34.5)**	(30.5)	-	-	**0.8**	0.1	0.6

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Japan	**5,445.9**	5,392.6	1.0	1.0	**819.5**	792.0	27.5
Asia/Oceania	**844.9**	777.9	8.6	4.2	**44.8**	69.6	(24.8)
North America	**630.6**	584.6	7.9	4.9	**60.3**	50.6	9.7
Europe	**564.4**	479.4	17.7	8.8	**24.2**	15.7	8.5
Corporate/Eliminations	**(287.4)**	(254.2)	-	-	**7.2**	1.7	5.5

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into the Japanese yen.*

Kao Corporation

News Release April 22, 2003

2. NON-CONSOLIDATED BASIS

Non-Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	% change	**2003**
Net sales	**661.7**	654.1	1.2	**5,505.4**
Operating income	**94.4**	92.4	2.2	**785.8**
Ordinary income	**98.3**	98.5	(0.2)	**817.8**
Net income	**49.4**	55.5	(10.9)	**411.3**
Total assets	**623.7**	671.0	(7.0)	**5,189.1**
Total shareholders' equity	**411.7**	459.8	(10.5)	**3425.9**
	Yen			U.S. Dollars
Per share:				
Net income	**85.42**	92.25	(7.4)	**0.71**
Cash dividends	**30.00**	26.00	15.4	**0.25**

Notes:

1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.

2. From 2003, directors' bonuses, which are included in the appropriation of retained earnings, are deducted from net income for the calculation of EPS. EPS for 2003 on the same basis as the previous year would be 85.64 yen.

Non-Consolidated Forecasts for the Interim and the end of Fiscal Year Ending March 31, 2004

The forecast for business results for the six month period ending September 30, 2003, is 330.0 billion yen (US$2,745.4million) in net sales, 50.0 billion yen (US$416.0 million) in operating income, 54.0 billion yen (US$449.3 million) in ordinary income and 30.5 billion yen (US$253.7 million) in net income.

The forecast for the full fiscal year ending March 31, 2004, is 650.0 billion yen (US$5,407.7 million) in net sales, 98.0 billion yen (US$815.3 million) in operating income, 103.0 billion yen (US$856.9 million) in ordinary income, and 59.0 billion yen (US$ US$490.8 million) in net income. Net income per share is expected to be 106.10 yen (US$0.88).

Note:

1. Due to changes in the accounting system between Kao and Kao Hanbai starting from April 2003, the forecast for non-consolidated sales has been decreased by 2%.

Forward-Looking Statement

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii, Vice President, Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail:ir@kao.co.jp

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and in the chemical products field, by contributing to industrial development. The Company also aims to pursue sustained profitable growth and to consistently augment corporate value which Kao Corporation views as being closely linked to securing profits for shareholders.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to a achieve continuous increase in per-share dividends of approximately 30% of consolidated net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core business for further expansion and new business development, through M&A activity, and by undertaking measures in a flexible manner, including share repurchase to increase returns to shareholders from a long-term point of view and with investment efficiency uppermost in mind.

3. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be purchased at appropriate price levels. In terms of liquidity, Kao shares rank highly among shares traded on the First Section of the Tokyo Stock Exchange. The Company will observe market trends and demands, and carefully consider whether or not reducing the number of shares in each lot would be in the best interests of shareholders.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well.

Kao views EVA growth as a primary focus of management activity. This measurement is also utilized in determining the direction of long-term management strategies, for evaluation of M&A activities and capital investments, for assessments of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for executives and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics *Sofina* and chemical products as its core business areas, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products that meet the true needs of consumers and customers.

Faced with slow growth in the Japanese market, the Company intends to strengthen its powerful brands to improve its performance in existing businesses, and it will invest management resources into the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care.

Overseas, Kao will assign the highest priority to business expansion in the Asian region, a growth market, whilst at the same time pursue business expansion in North America and Europe. To do this, the Company will consider further M&A activity and strategic business alliances to achieve synergies between new partners' and its own strengths in the area of research and product development.

In addition to the above strategies, Kao will continue management reform efforts and rebuilding its business models in response to changes in the operating environment. The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth.

6. Issues for Management

The operating environment is becoming increasingly difficult, and dramatic changes are expected. It is in times particularly as these that the Company is required to energetically carry out reforms. In addition, Kao must reemphasize its traditional

commitment to customer satisfaction and making superior products, the starting points for any manufacturer. With this in mind, the Company must strategically focus on investing management resources into building powerful brands.

We will aim for continuous profitable growth by taking the following operating initiatives:
(1) maintaining and increasing market share of core brands;
(2) development of products that create new market segments;
(3) development and fostering the growth of new businesses; and
(4) expansion and strengthening of overseas business

Kao is also fully aware of the need for the internal control and enforcement of compliance.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic position on corporate governance is to develop a suitable managerial organization or system, and to take the necessary measures to realize the Company's basic management policies to continually increase corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In the managerial organizational reforms based on the resolutions of our 96th Annual General Meeting of Shareholders held last June, the Company appointed two outside directors, reduced the membership of the board of directors from 18 to 13, introduced the executive officer system and transferred considerable responsibility and authority to the executive officers to expedite decision-making and business execution. The Company currently has 13 directors (including 2 outside directors), 21 executive officers (including 11 directors), and 4 corporate auditors (including 2 outside corporate auditors).

The Company has also reformed its compensation system for directors and corporate auditors by introducing a stock option plan for directors, implementing the performance-linked bonus system based on EVA for directors and by abolishing retirement allowances for directors and corporate auditors in the future by ceasing further provision of such allowances.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the amended Commercial Code, as it believes it is a subject of great importance. In the meantime, the Company will advance its reform of the system and the managerial organization within the current framework

of the directors and corporate auditors.

The Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President". In the "Compensation Advisory Committee", the Company's representative directors have a compensation system for the directors and executive officers and its level examined by outside directors. The current compensation system and its level have already been examined by outside directors and were evaluated as appropriate. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and or the president and will submit its evaluation of the nominees' qualifications to the board of directors.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. The Company has also recently revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote business conduct based on compliance with the laws and regulations, and ethics, as of April 2003.

The corporate governance and internal control structure is shown in the following diagram.


Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Management Committee
"Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Board of Corporate Auditors
Certified Public Accountants
(Conference by Corporate Auditors of Domestic Group Companies)

One of our two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Our other outside director, Ms. Sakie Tachibana Fukushima, is Representative Director of Japan Korn/Ferry International. Japan Korn/Ferry International and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover the independent auditors that audit the Company's accounts and their employees involved in the auditing process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of its employees who become involved in our company's audit, will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into a contract for the audit in accordance with the Commercial Code and Securities Exchange

Law, and the Company pays a fee to the auditing firm based on the contract.

In addition to the aforementioned "Compliance Committee", the Company has also established the "Corporate Audit Services Department" that is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of the management, including the Company's affiliates in Japan and abroad. Besides this, a number of important group companies have assigned their accounting audits to outside accounting firms. Furthermore, corporate auditors of the Company and its domestic affiliates have periodic meetings to exchange information concerning audit practices and procedures. From time to time, the Company also seeks counsel and advice from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2003, although there were signs of recovery in export and production indicators at the beginning of the period, the economic slump continued with sluggish investment in plants and equipment by private sectors and a drop in stock prices, in addition to no improvement being seen in consumer spending, the employment situation or wage levels.

Consolidated net sales rose by 26.2 billion yen to 865.2 billion yen, a 3.1% increase from the previous fiscal year. Excluding a positive currency translation effect of 10.3 billion yen due to the weakening yen, actual sales growth would be 1.9%. Sales in Japan were adversely affected by the sluggish consumer product market and declining sales prices, but increased due to the introduction of new products and aggressive sales and marketing activities to enliven the market. Sales in the chemical products business were varied, with newly developed products and export products doing relatively well, while sales in the existing businesses of oleochemical and specialty chemical products suffered the effects of the stagnant Japanese economy. Outside Japan, partly due to the effect of M&A activity on the North American and European consumer products business, both the consumer products business and chemical products business indicated steady sales growth, with the exception of certain affiliated companies.

Consolidated operating income rose by 3.1 billion to 114.9 billion yen from the previous fiscal year. The effect of falling sales prices and increased marketing expenses in Japan was largely absorbed by increased sales and cost reductions, resulting in an increase of 3.3 billion yen to 98.5 billion yen. Meanwhile, operating income from overseas business increased in consumer products for North America and Europe, while decreasing for consumer products and chemical products in Asia, which resulted in a decline of 0.7 billion yen to 15.5 billion yen.

Consolidated ordinary income was 117.4 billion yen, a rise of 3.9 billion yen from the previous fiscal year. Consolidated net income increased by 2.1 billion yen to 62.4 billion yen. Of this, non-operating income from equity in the earnings of affiliates went from a loss in the previous fiscal year to a gain, while the previous fiscal year's foreign exchange gain became a loss. An extraordinary gain was recorded as a result of returning the proxy portion of pension funds to the government in Japan, but a valuation loss occurred due to decreased valuation of investment securities and real estate owned

by the Company.

Solid growth was achieved in net income per share at 108.05 yen due to an increase in net income and the repurchase of 29.129 million of the Company's shares from the market.

As expected, the Company's interim dividend per share increased by 2 yen to 15 yen, thus increasing the annual dividend by 4 yen to 30 yen. EVA steadily improved due to an increase of net operating profit after tax (NOPAT) and decreased capital charges through repurchase of the Company's shares from the market.

2. Summary of Results by Business Segment

Sales in the Japanese businesses of consumer products and prestige cosmetics *Sofina* were strong. Some chemical products were subject to the effects of the sluggish economy however grew steadily. Solid sales growth was also posted in each business segment overseas due to M&A activity in the consumer products businesse in North America and Europe, and a positive currency translation effect.

Although the consumer products business experienced difficulties in Asia, operating income increased in Japan, North America and Europe. Similarly, operating income from prestige cosmetics *Sofina* rose. In the chemical products business, rising material costs in Asia caused a decrease in operating income, whilst the situation in Japanese, North American and European markets led to the increase in operating income for chemical products being moderate.

(1) Consumer Products Business

Net sales of consumer products rose 3.3% from the previous fiscal year to 646.4 billion yen. Excluding a positive currency translation effect, sales growth in real terms was 2.1%. The increase in sales in Japan was only 1.0% year-on-year, but sales outside Japan rose significantly due to such factors as the effect of M&A activity, and the weaker yen. Although operating income fell for Asia, increased operating income was achieved in the Japanese market, in addition to North American and European markets, resulting in growth of 1.8%, a 1.5 billion yen increase to 90.3 billion yen.

1) Japan

Amidst sluggish consumer spending, the market as a whole seems to have reached a point where the decrease in sales prices has begun to settle, but retail sales of consumer products have dropped from the level of the previous fiscal year. By channel, drug store chains have shown significant growth, while giant supermarket chains have been in decline and growth in convenience stores and home improvement stores has been limited. In this environment, Kao stepped up marketing and sales efforts at each chain store and in each region, while also diverting energy to activities designed to develop the drug store business and attempting to stimulate the market with the introduction of new and improved products with higher value. Earnings growth was restrained by such factors as declining sales prices, increased marketing costs, and material prices caused by the weaker yen. Nevertheless, the company's aggressive cost-cutting and cost-efficiency efforts resulted in a rise in earnings.

Sales composition of consumer products

	Billions of yen		
YEAR ENDED MARCH 31	**2003**	2002	% change
Personal Care	**165.5**	166.8	(0.8%)
Fabric and Home Care	**248.9**	246.7	0.9%
Feminine Care, Baby Care and Others	**86.2**	82.2	4.9%
Total	**500.8**	495.8	1.0%

Notes:
1. With regard to consolidated segment titles by business, Laundry and Cleaning Products has been renamed to Fabric and Home Care, whilst Hygiene and Others has been renamed to Feminine Care, Baby Care and Others.

In the market for personal care products, sales volume did not increase, while growing competition led to a continued decrease in sales prices. There was, however, sales growth through the drug store channel due to consumers' heightened awareness of health and beauty.

While continuing to strengthen brand loyalty for the total skin care brand *Bioré* using the concept of mild acidity, Kao also released *Bioré Perfect Oil* makeup remover in spring 2003, a cleansing oil based on innovative technology that can be applied on wet skin. In the category for shampoo, conditioner, and treatment products, the *Essential* brand underwent improvement, with the brand image of *Merit* also being improved. Another factor contributing to sales was the release of *Clear Clean Plus Whitening* toothpaste, which uses the power of malic acid and granules to lift and remove the yellowish stains of teeth. Sales fell by 0.8% year-on-year partly due to the reduction of the number of brands and product items, a strategic move designed to re-focus

investment of management resources.

Principal new products:
Bioré Perfect Oil makeup remover
Clear Clean Plus Whitening toothpaste
Success Flavacyte medicated hair restoration tonic
Bub Chinese Quince Scent bath additives

In the market of fabric and home care products, prices continued to fall, albeit gradually, with intense competition also continuing. Although the trend of a decrease in gift products continued in the market for the Company's laundry detergent, sales of ordinary laundry detergent products increased.

Strategic marketing investments were made in Kao's core brands, *Attack* laundry detergent, *Humming* fabric softener and *Quickle* cleaning products, resulting in increased sales. The Company released products last autumn such as *Attack Spray Foam* pre-care laundry detergent, which dissolves tough and greasy stains on collars and sleeves, the transparent fabric softener *Humming Flare*, which provides a new fragrance and an exceptionally soft and smooth finish, and the *Family Pure Kitchen Cleaner*, a daily-use handy kitchen cleaner. The Company also began the nationwide sale of *Quickle Wiper* cleaning kit for carpet, for easy and thorough removal of hair, dust, and pet hair tangled in carpet.

As a result, sales of fabric and home care products increased by 0.9% from the previous fiscal year.

Principal new products:
Attack Spray Foam Pre-care laundry detergent
Humming Flare fabric softener
Family Pure Kitchen Cleaner
Quickle Wiper cleaning kit for carpet

In the area of feminine care, baby care and other products, the target population for sanitary napkins and disposable diapers decreased in number resulting in reduced sales, but the trend of falling prices appears to have come to an end.

While improving the basic functions of the *Laurier* sanitary napkins, the package was also redesigned with an eye to the global market and improving the brand image by

obtaining recognition particularly from younger consumers. The *Merries* brand of baby disposable diapers underwent improvements to its texture, and sales volume increased, but this product line was severely affected by a fall in prices. As the target population of adult incontinence products is increasing due to the ageing of society, energy was also put into sampling activities to promote the *Relief* brand, and growth greater than the growth of the market was achieved thanks largely to increased sales of *Relief*'s pants-type line.

Sales of the *Econa* line of products, which maintain a large share of the growing market for healthy functional cooking oils, continued a high level of growth both for own use and gift use. *Healthy Econa Mayonnaise*, released in September 2002, has been progressing steadily, making a large contribution to the increase in sales.

As a result, sales of feminine care, baby care and other products rose 4.9% year-on-year.

Principal new products:
Laurier Super Guard MAX400 sanitary napkins
Relief Leak-Free Diapers incontinence products
Healthy Econa Mayonnaise

2) Asia and Oceania

Intense competition continued in retail prices due to competition with Japanese, North American, European and local manufacturers, in addition to changes in distribution structure caused by consolidation of major chain stores including global retailers.

As a result, this year Kao continued to reduce the number of brands and product items, focusing management resources on eight key brands designated as core brands: *Sifoné* and *Feather* hair care products; the *Bioré* skin care product line; *Attack*, *Magiclean* and *Haiter* fabric and home care products; and *Laurier* and *Merries* feminine and baby care products respectively.

Furthermore, in order to respond to changes in the business environment, the Company has implemented measures to optimize production in China, Taiwan and the ASEAN region, strengthen the management system and confer greater autonomy on managers.

As a result of the above, sales fell in some regions such as Taiwan due to the effect of difficult market conditions and reductions in the number of products sold, but sales

increased for the region as a whole because of strong performance in the ASEAN region.

Furthermore, a new fully owned holding company was established in Shanghai in July 2002 to expand business in China, and in October, Kao Transfar (Hangzhou) Co., Ltd. was established for the purpose of conducting business for consumer products, which began production and sales in December 2002.

3) North America and Europe

Amidst difficult market conditions in both North America and Europe, strong sales were displayed by the *Naturally Smooth* lotion product of the *Jergens* brand held by The Andrew Jergens Company, which has attained the position of holding a leading share in the hand and body lotion market. New products were released and more aggressive marketing was also conducted for skin care products such as *Curél* and *Bioré Pore Strips*. The number of existing products was reduced for the antiperspirant deodorant brand *ban*, while new and improved products were also released in an attempt to revitalize the brand. KPSS-Kao Professional Salon Services GmbH (formerly Goldwell GmbH) also posted solid sales, and *Elumen* hair color released in 2001 is now being sold in the United States, Canada, and other countries. In Europe, the premium hair care product business of Guhl Ikebana GmbH posted results at the same level as last year, but the entire Group companies in North America and Europe posted solid sales growth as a whole.

Moreover, sales were in line with projected figures for KMS Research, Inc., a manufacturer of professional-use hair care products mainly for North American and European hair salons which was acquired in March 2002, its affiliates in the United Kingdom and the premium hair care product marketer, John Frieda Professional Hair Care, Inc. in the U.S., which was acquired in September 2002.

(2) Prestige Cosmetics *Sofina* Business

In the cosmetics market, prestige cosmetics sales continued to decline both in volume and value while sales of low-priced products continued to grow. In this stagnant market, sales of prestige cosmetics *Sofina*, which saw its 20th anniversary in September 2002, reached a record high of 75.8 billion yen, a 2.2% increase on the same period of the previous year. The release of the *Rise* line, which is the culmination of years of research on ceramide which retains moisture in the stratum corneum, and the renewal of the *Vital*

Rich line, in addition to the expansion of the basic skin care series, contributed to increased sales in the *Sofina* brand, while the performance of *Medicated Whitening Deep Science* boosted sales of special care products. Also, the *est* line, targeted only at department store channels, continued to grow steadily due to an ongoing marketing and sales focus on the acquisition of new customers. Operating income increased by 0.4 billion yen to 5.2 billion yen. Cost reduction activities additionally contributed to the increase in operating income.

Principal new products:
Rise – Lotion, Milk, Cream
est – Liquid Makeup
Raycious Ray Gradation Powder
AUBE Rouge Clear Glassé

(3) Chemical Products Business

Sales for chemical products rose by a 5.0% increase to 170.9 billion yen. Excluding a currency translation effect, sales grew by 2.8%. Business in the Japanese, Asian, North American and European markets showed steady growth. Operating income rose slightly to 18.2 billion yen largely owing to the Japanese, North American and European markets, despite rising oleochemical raw material prices causing a fall in Asia.

1) Japan

Due to their outstanding product features, newly developed products such as pigment auxiliary for color inkjet printer ink were well received. Slurries for use in polishing hard disks met customer demand and contributed to the increase in sales. The specialty chemicals business showed strong growth in response to customer export needs for plastic-related additives, toner and toner binder products. The industrial material business, which produces high performance concrete additives that dramatically strengthen raw concrete, was affected by sluggish demand in the construction sector. Operating income increased as a result of concerted efforts to absorb a decline in sales prices through cost-cutting measures and by increasing sales volume.

2) Asia

Sales of concrete additives rose in China, Taiwan and other Asian countries where demand is strong. Thailand and Indonesia also saw a rise in sales for various fields.

Sales in Malaysia increased due to the augmentation of production capacity at the Company's fatty alcohol facilities. These increases led to steady sales growth in Asia. Despite an increase in sales and the promotion of streamlining and cost-cutting measures, operating income dropped as a result of an increase in oleochemical raw material prices. Taiwan saw a continuation of the shift of plants to China resulting in the halting of the Company's production of chemical products in Taiwan.

3) North America and Europe

The toners and toner binders for copiers and printers business which saw an augmentation in manufacturing infrastructure showed robust growth after a further strengthening of the global management system centering on Japan, the U.S. and Spain. The aroma chemical business, whose products include a number of synthetic aroma products which enjoy a top share of the world market, increased on the back of expansion of sales of new products. In March 2003, the Company agreed to acquire the aroma chemicals and fragrance compound business of Cognis Deutschland GmbH & Co. KG, a global manufacturer of specialty chemicals and nutritional ingredients based in Germany, and expects a synergy effect with Kao's existing business. As a reorganization of operations in the U.S. and Mexico, the textile auxiliary business was sold off. Operating income increased as a result of strong growth in North America and Europe, allowing for the absorption of increased depreciation expenses from capital investment in plants and equipment.

3. FORECAST

1. Forecast for the Fiscal Year Ending March 31, 2004

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	% change	**2003**
Net sales	**895.0**	865.2	3.4	**7,445.9**
Operating income	**117.0**	114.9	1.8	**973.4**
Ordinary income	**118.0**	117.4	0.4	**981.7**
Net income	**64.0**	62.4	2.5	**532.4**
	Yen			U.S. Dollars
Per share:				
Net income	**115.20**	108.05	6.6	**0.96**
Cash dividends	**32.00**	30.00	6.7	**0.26**

There is great uncertainty in Japan's economy, ranging from weak stock prices and the problem of bad debt, to a lack of investment in plants and equipment and difficulties in the employment situation and wage levels. As a company Kao believes that it will be some time before there is real recovery in consumer spending. There is also the structural issue of deflation, and it is foreseen that there will be little growth in either sales volume or value in the industry as a whole.

Under these conditions, in the Japanese consumer products market, Kao will be focused on strategic marketing to further strengthen existing core brands and nurture new brands, in addition to conducting aggressive sales activities to stimulate the sluggish market to increase sales volume. The cosmetics market is still seeing growth in low-priced products while luxury and prestige products remain sluggish, but the Company will focus on the promotion of distinctive new cosmetic products and work to strengthen the brands of *Sofina, AUBE* and *est*. In the chemical products market, the Company feels that even more time will be required for target industries to undergo economic recovery, and sales will remain flat, however it is the Company's intention to continue focusing energies on specific businesses in existing and new areas.

Overseas, in the consumer products business in Asia and Oceania, the Company will continue to conduct aggressive marketing in the rapidly growing Chinese market, while strengthening ties with the newly established Kao Transfar (Hangzhou) Co., Ltd. to further develop this market. Furthermore, non-core brands will be reduced in this region, focusing management resources on core brands in an attempt to increase sales and profitability. In the consumer products markets in North America and Europe, the Company expects to fully cultivate the brands of the recently acquired KMS Research

and John Frieda hair care products companies and increase sales through the synergy created between these and existing businesses. The Company also expects to post increased sales in its chemicals business in these regions due to growth in specialty chemicals such as aroma products, toners and toner binders for copiers and printers, and contributions from acquired aroma businesses.

As a result of the above, Kao projects that sales for the next fiscal year will increase by 3.4%, a figure of 29.7 billion yen to 895.0 billion yen, and that operating income will rise by 1.8% to 117.0 billion yen. Ordinary income is expected to rise 0.4% to 118.0 billion yen, and net income is projected to rise by 2.5% to 64.0 billion yen. The Company is planning for an increase in marketing and other expenses, and the occurrence of amortization expenses of goodwill and the trademarks of John Frieda, KMS Research and aroma businesses. An increase in the cost of raw materials for fatty alcohol and other chemical products is also anticipated, however the Company will make aggressive efforts to secure stable income by implementing further cost reduction measures not only in Japan, but also overseas.

Based on the forecasted growth in profits, Kao plans to increase its annual dividend by 2 yen per share to 32 yen, and to increase its interim dividend by 1 yen per share to 16 yen.

Kao will continue its efforts to increase profits and improve capital efficiency, and endeavors to meet midterm EVA improvement targets.

2. Underlying Assumptions of the Forecasts for the Fiscal Year Ending March 31, 2004

The above forecasts were made assuming exchange rates of one U.S dollar to 120.0 yen, one euro to 129.0 yen, and one New Taiwan dollar to 3.5 yen.

4. FINANCIAL CONDITION

1. Consolidated Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	Incr/(Decr)	**2003**
Total assets	**720.8**	772.1	(51.2)	**5,997.1**
Total shareholders' equity	**417.0**	459.7	(42.7)	**3,469.5**
	Yen			U.S. Dollars
Per share:				
Shareholders' equity	**744.56**	779.44	(34.89)	**6.2**

	%	
YEAR ENDED MARCH 31	**2003**	2002
Equity ratio	**57.9**	59.5

Notes:
1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31 2003, of yen 120.20=US$1, solely for convenience.*
2. *From 2003, total shareholders' equity per share is computed using the number of shares outstanding which includes all latent shares for the outstanding. This would be 744.81 yen based on using the same calculation method as the previous year.*

Total assets fell 51.2 billion yen to 720.8 billion yen. The main factor in this change was the 83.1 billion yen decrease caused by the sale of marketable securities that had been purchased as an investment from surplus funds. This was done to respond to the demand for capital investment in plants and equipment, M&A activities and the repurchase of Company's stocks.

While net income steadily increased this year, shareholder equity decreased 42.7 billion yen to 417.0 billion yen due to an 80.3 billion yen increase in treasury stock, as a result of the repurchase of the Company's stocks. Shareholder equity per share dropped by 34.89 yen to 744.56 yen. The shareholders' equity ratio decreased from 59.5% to 57.9%.

2. Summarized Consolidated Cash Flow (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	Incr./(Dcr.)	**2002**
Operating activities	**134.1**	130.9	(3.2)	**1,116.3**
Investing activities	**(77.5)**	(77.6)	0.0	**(654.3)**
Financing activities	**(104.1)**	(86.2)	(17.9)	**(866.8)**
Translation adjustments	**(2.6)**	3.4	(6.1)	**(22.1)**
Net increase	**(50.2)**	(29.5)	(20.7)	**(417.9)**
Beginning balance of newly consolidated companies	**0.9**	0.9	0.0	**8.3**
Cash and cash equivalents	**75.6**	124.9	(49.2)	**629.7**
Total debt	**49.0**	55.9	(6.9)	**408.0**

Net cash provided by operating activities increased 3.2 billion yen year-on-year to 134.1 billion yen. Pre-tax income rose 4.6 billion yen to 112.5 billion yen, and depreciation and amortization expenses remained at the same level as the previous fiscal year at 58.3 billion yen. Corporate tax payments were 53.1 billion yen.

Net cash used in investment activities was 77.5 billion yen which is in the same proximity as the level of last fiscal year. The main investment activities were the acquisition of the trademarks and stocks of John Frieda Inc. of the U.S. last September, and investment in plants and equipment, the main purpose of which is to invest in production facilities for new products and to increase production capacity both in Japan and overseas. In Japan investment was made into expanding physical distribution facilities and installing a new information system.

Net cash used in financing activities increased 17.9 billion yen year-on-year to 104.1 billion yen. The Company also continued to repurchase the Company's shares valued at 80.3 billion yen. Moreover, as a result of returning long-term loans to financial institutions and redeeming corporate bonds, the total balance of loans and corporate bonds fell 6.9 billion yen year-on-year to 49.0 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 75.6 billion yen, 49.2 billion yen less than the balance at the end of the previous fiscal year.

3. Forecast for the Fiscal Year ending March 31, 2004

Although the operating environment is expected to be as severe as that of the year just ended, Kao projects that the portion of cash flow from operating activities accounted for by net income before taxes and other adjustments will be slightly higher than in the

previous fiscal year.

The portion of cash flow from investment activities accounted for by investment in plants and equipment is expected to increase slightly within Japan although investment is planned to increase production capacity and promote streamlining. Overseas, investment in plants and equipment is planned at the same level as the previous year. With regard to acquisition activities, Kao has agreed to the purchase of the fragrance and specialties chemicals business, Cognis Deutschland GmbH & Co. KG.

In terms of cash flow from financing activities, Kao will propose further stock purchase of up to 20 million shares or up to 50 billion yen in value, pursuant to Article 210 of the Commercial Code at the general shareholders meeting to be held on June 27, 2003. This will improve capital efficiency, increase returns to shareholders and allow the adoption of timely and flexible capital policy measures. Kao will continue to carry out stock purchase in a flexible manner, taking into account business investment projects. Kao plans to increase its annual dividend by 2 yen per share. Total debt at the end of the coming year is expected to be approximately 47.0 billion yen.

Consequently, cash and cash equivalents at the end of the coming year will be about 70.0 billion yen, less than the balance at the end of this fiscal year.

4. CASHFLOW INDICES

YEAR ENDED MARCH 31		**2002**	2001	2000	1999
Shareholders' equity/Total assets	(%)	**57.9**	59.5	59.1	63.3
Market capitalization/Total assets	(%)	**186.0**	186.0	245.6	259.7
Interest bearing debt/Operating cash flow	(years)	**0.4**	0.5	0.6	0.5
Operating cash flow/Interest paid	(X)	**85.8**	72.2	54.7	72.4

Notes:
1. All indices are computed based on consolidated data.
2. Market capitalization equals the stock price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year.
3. Operating cash flow is shown in consolidated statements of cash flow. Interest bearing debt is all debt included in consolidated balance sheets.

Kao Corporation

News Release

April 22, 2003

Changes of Corporate Auditors and Executive Officers

(Titles effective as of June 27, 2003)

Candidates for new Corporate Auditors

Tsuneo Ejiri	Full-time Corporate Auditor (Currently Vice President - Administration, Chemical Company)
Kohei Nasu	Outside Corporate Auditor (Attorney at Law)

Retiring Corporate Auditors

Katsuhiko Hiraoka

Takashi Tajima

New Assignment to Senior Executive Officers

Nobuatsu Higuchi	Executive Vice President, President - Greater China (Currently Executive Officer, President - Greater China)
Naotake Takaishi	Executive Vice President, Global R&D (Currently Executive Officer, Senior Vice President - Global R&D)

The Corporate Profile of Kao Corporation as of March 31, 2003

1. Main Businesses

Segment	Main Products
Consumer Products	(Personal Care Products) Soaps, Facial cleansers, Body care products, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils
Prestige Cosmetics *Sofina*	Prestige cosmetics *Sofina*
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

2. Main Offices, Plants and Laboratories

Kayabacho Head Office:	Chuo-ku, Tokyo
Sumida Office:	Sumida-ku, Tokyo
Osaka Office:	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant:	Wakayama-shi, Wakayama
Tokyo Plant:	Sumida-ku, Tokyo
Sakata Plant:	Sakata-shi, Yamagata
Kawasaki Plant:	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant:	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant:	Kamisu-cho, Kashima-gun, Ibaragi
Toyohashi Plant:	Toyohashi-shi, Aichi
Wakayama Research Laboratories:	Wakayama-shi, Wakayama
Tokyo Research Laboratories:	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

3. Shares

Number of authorized shares	1, 000,000,000 shares
Number of issued shares	599,443,701 shares
Number of shareholders	39,473

Note: The above-mentioned number of issued shares includes 39,090,648 shares held by the Company.

4. Purchase, Disposition etc. and Ownership of Treasury Stock

(1) Purchases

- Purchases based on resolutions of the Board of Directors pursuant to Article 3, Paragraph 4 of the additional rules to "Law for Partial Amendment etc. to the Commercial Code etc." (Law No. 79 of 2001)

Number of purchased shares	5,130,000 shares of common stock
Total cost of purchases	14,160,450,000 yen

- Purchases based on the resolution made at the 96th Annual General Meeting of Shareholders pursuant to Article 210 of the Commercial Code
  Number of purchased shares — 23,999,000 shares of common stock
  Total cost of purchases — 63,004,040,000 yen

- Purchases of shares of less than one unit
  Number of purchased shares — 1,207,277 shares of common stock
  Total cost of purchases — 3,156,041,210 yen

(2) Dispositions
Number of shares which were disposed of — 3,000 shares of common stock
Total price of dispositions — 3,999,000 yen
Note: Instead of issuing new shares, the Company disposed of these shares by transferring treasury shares to the holders of convertible bonds, upon their request for the conversion of convertible bonds.

(3) Shares held by the Company at the end of the fiscal year
Number of treasury shares — 39,090,648 shares of common stock

In addition, between April 1, 2003 and May 13, 2003, the Company purchased 4,521,000 shares of common stock for 10,675,460,000 yen in accordance with the resolution made at the 96th Annual General Meeting of Shareholders, which resolution was made pursuant to Article 210 of the Commercial Code. The Company has held these shares since the purchases.

5. Major Shareholders (Top 10)

Names of Shareholders	Investment in Kao by the Shareholders		Investment by Kao in the Shareholders	
	Number of shares (thousand shares)	Ratio of voting rights (Percentage)	Number of shares (thousand shares)	Ratio of voting rights (Percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	39,024	7.06	-	-
The Master Trust Bank of Japan ,Ltd. (Trust Account)	31,101	5.62	-	-
State Street Bank and Trust Company	20,986	3.79	-	-
Nippon Life Insurance Company	17,882	3.23	-	-
The Tokio Marine and Fire insurance Co., Ltd.	17,402	3.14	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	16,246	2.94	-	-
Euroclear Bank S.A./N.V.	13,828	2.50	-	-
Boston Safe Deposit BSDT Treaty Clients Omnibus	13,475	2.43	-	-
The Chase Manhattan Bank N.A. London	12,974	2.34	-	-
UFJ Trust Bank Limited (Trust Account A)	11,322	2.04	-	-

Note 1: As of March 31, 2003, the Company holds 1,041 shares of common stock (0.05% of all voting rights) of Millea Holdings, Inc., which holds all voting rights of The Tokio Marine and Fire insurance Co., Ltd.

Note 2: Although the Company holds 39,090 thousand shares of its own stock, the Company is not listed as a major shareholder above.
Note3: The number of shares in the list above may include the number of shares for trust or share custody.

6. Employees

Number of employees	Change from previous fiscal year	Average age	Average years of service
5,717	-27	40.3	18.8

7. Main Subsidiaries and Consolidation Status

Name of subsidiary	Capital	Ratio of voting rights	Main businesses
Kao Cosmetics Sales Co., Ltd.	JPY 400 million	100%	Sales of prestige cosmetics *Sofina*
Kao Logistics Company, Limited	JPY 15 million	100%	Logistics and warehouse business
Kao Hanbai Company, Ltd.	JPY 1,729 million	51.6%	Sales of consumer products
Nivea-Kao Company Limited	JPY 1,400 million	40.0%	Manufacture and sales of personal care products
Kao Industrial (Thailand) Company Limited	THB 654 million	100%	Manufacture and sales of consumer products and chemical products
Kao Corporation Shanghai	CNY 564.2 million	95.0%	Manufacture and sales of consumer products
Kao (Taiwan) Corporation	NTD 597.3 million	90.7%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70.0%	Manufacture and sales of fatty chemical products
The Andrew Jergens Company	USD 1	100%	Manufacture and sales of personal care products
Kao Chemicals Americas Corporation	USD 1	100%	Control of affiliates in chemical business in U.S.A.
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products
KPSS-Kao Professional Salon Services GmbH	EUR 66.62 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 94.94 million	100%	Control of affiliates in chemical business in Europe
Kao Corporation S.A.	EUR 56.41 million	100%	Manufacture and sales of chemical products
Kao Chemicals GmbH	EUR 9.1 million	100%	Manufacture and sales of chemical products

Note1: KPSS-Kao Professional Salon Services GmbH is the former Goldwell GmbH which company changed its name on January 2, 2003.
Note2: The above ratio of voting rights was calculated based on the total number of voting rights held by the Company and its consolidated subsidiaries.

(Consolidated Business results)
The number of consolidated subsidiaries, including main subsidiaries listed above, is 76 and the number of companies to which equity method applies is 10.

Transitions of consolidated business results are as follows:

Item	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net sales (million yen)	846,921	821,629	839,026	865,247
Operating income (million yen)	99,181	107,098	111,727	114,914
Ordinary income (million yen)	98,005	111,870	113,581	117,487
Net income (million yen)	52,147	59,426	60,274	62,462
Earnings per share (yen)	83.45	96.69	100.43	108.05
Total assets (million yen)	750,016	783,760	772,144	720,849
Total shareholders' equity (million yen)	474,979	462,987	459,731	417,030

Note: Earnings per share for fiscal 2002 was calculated based on the newly adopted formula. Earnings per share for fiscal 2002, if calculated using the same formula as fiscal 2001 is 108.30 yen.

8. Directors and Corporate Auditors

Takuya Goto	President and Chief Executive Officer, Representative Director
Toshio Hoshino	Senior Executive Vice President, President - International Consumer Products, Representative Director
Takahiko Kagawa	Executive Vice President, President - Kao Hanbai Company, Ltd., Representative Director
Yasuo Idemitsu	Executive Vice President, Global Production and Engineering
Akio Tsuruoka	Executive Vice President, Global Purchasing
Shozo Tanaka	Executive Officer, President - Global Personal Care
Kuniaki Watanabe	Executive Officer, President - Global Chemicals
Nobuatsu Higuchi	Executive Officer, President - Greater China
Naotake Takaishi	Executive Officer, Senior Vice President - Global R&D
Motoki Ozaki	Executive Officer, President - Global Fabric and Home Care
Shunichi Nakagawa	Executive Officer, Legal & Compliance - Global
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Financial Group,Inc., Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director and Regional Managing Director - Japan, Korn/Ferry International, Director - Korn/Ferry International
Katsuhiko Hiraoka	Full-time Corporate Auditor
Iwao Inoue	Full-time Corporate Auditor
Takashi Tajima	Attorney at Law
Hidejiro Matsuda	Certified Public Accountant

Note 1: Akishige Okada and Sakie T. Fukushima are Outside Directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Note 2: Takashi Tajima and Hidejiro Matsuda are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.

Note3: Changes of directors and corporate auditors in this fiscal year

(1) At the 96th Annual General Meeting of Shareholders held on June 27, 2002, Motoki Ozaki, Shunichi Nakagawa, Akishige Okada and Sakie T. Fukushima were newly elected as directors and Iwao Inoue was newly elected as a corporate auditor and took office.

(2) Nine (9) directors including Masanori Sakata, Kunihiko Hachiya, Toshio Hirasaka, Moriyasu Murata, Shigeo Yamada, Masatoshi Kitahara, Tadao Matsumoto, Iwao Inoue and Tetsuya Imamura and one (1) corporate auditor, Kikuhiko Okamoto, retired from their respective offices as their terms of office expired on June 27, 2002.

(3) Akio Tsuruoka was appointed as Executive Vice President at the meeting of the Board of Directors held on June 27, 2002, and took office.

9. Payment of Remuneration etc. to Directors and Corporate Auditors

(1) Aggregate amount of remuneration:

Directors	18 persons	From April 2002 to June 2002	269 million yen
	13 persons	From July 2002 to March 2003	
Corporate Auditors	4 persons	From April 2002 to March 2003	59 million yen

Note: The Company is authorized to pay remuneration to directors and corporate auditors within the following upper limit.

Directors: 450 million yen per year, excluding the salary paid for services rendered as an employee by directors concurrently holding the positions of director and employee
(This upper limit was resolved at the Annual General Meeting of Shareholders held on June 26, 1992.)

Corporate Auditors: 85 million yen per year
(This upper limit was resolved at the Annual General Meeting of Shareholders held on June 29, 1984.)

(2) Aggregate amount of salaries etc. paid to directors concurrently holding the positions of director and employee for services rendered as an employee: 135 million yen, including bonuses

(3) Aggregate amount of directors' bonuses paid as appropriation of retained earnings:
112 million yen to 18 directors

(4) Aggregate amount of retirement allowances paid to retiring directors and corporate auditor in fiscal 2002, pursuant to the resolution made at shareholders meeting held on June 27, 2002:
171 million yen to 9 retiring directors
3 million yen to 1 retiring corporate auditor

* The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were for their services between the time they assumed office and June 30, 2001.

10. Issuance of Stock Acquisition Rights

Pursuant to the resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002 and the resolution made at the meeting of the Board of Directors held on the date hereof, the Company issued stock acquisition rights as stock options upon especially favorable conditions to persons other than the shareholders as follows:

(1) Name of persons who received stock acquisition rights and the number of allotted stock acquisition rights:

<Directors of the Company>

Takuya Goto	38	Toshio Hoshino	27	Takahiko Kagawa	19
Yasuo Idemitsu	16	Akio Tsuruoka	16	Shozo Tanaka	11
Kuniaki Watanabe	11	Nobuatsu Higuchi	11	Naotake Takaishi	11
Motoki Ozaki	11	Shunichi Nakagawa	11		

<Employees of the Company (Top 10)>

Toshio Hirasaka	11	Masatoshi Kitahara	11	Tadao Matsumoto	11

Tetsuya Imamura	11	Masateru Kanazawa	11	Toshio Takayama	11
Akio Kimura	11	Norihiko Takagi	11	Takuo Goto	11
Hiroshi Kanda	11				

<Directors of affiliates>

William J. Gentner	11	Arnulf Taiber	11	Hiroshi Tsujimoto	8
Eiichiro Kimura	8				

(2) Type and number of shares subject to stock acquisition rights:
The number of shares per stock acquisition right is 1,000 shares of common stock of the Company.
Including the stock acquisition rights allotted to persons other than the persons listed in (1) above, the aggregate number of shares subject to all issued stock acquisition rights is 540,000 shares.

(3) Issue price of stock acquisition rights:
The stock acquisition rights were issued without receipt of consideration.

(4) Conditions for exercise of stock acquisition rights:
- The amount to be paid upon exercise of stock acquisition rights:
  The amount to be paid upon exercise of each stock acquisition right (the "Exercise Price") is 2,955 yen.
- Exercise period of stock acquisition rights:
  From July 1, 2004 to June 30, 2009
- Other conditions for exercise of stock acquisition rights:
  Each stock acquisition right may be partially exercised only if the number of shares issued or transferred upon exercise of the stock acquisition rights is an integral multiple of the number of shares constituting one (1) unit.

(5) Events and conditions for cancellation of stock acquisition rights:
In the event that the Company acquires unexercised stock acquisition rights, the Company may, at any time, cancel such stock acquisition rights without any compensation.

(6) Details of favorable conditions:
The Company issued stock acquisition rights with the Exercise Price and exercise period aforementioned in Item (4) without receipt of consideration.

The Corporate Profile of Kao Corporation as of March 31, 2003

1. Main Businesses

Segment	Main Products
Consumer Products	(Personal Care Products) Soaps, Facial cleansers, Body care products, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils
Prestige Cosmetics *Sofina*	Prestige cosmetics *Sofina*
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

2. Main Offices, Plants and Laboratories

Kayabacho Head Office:	Chuo-ku, Tokyo
Sumida Office:	Sumida-ku, Tokyo
Osaka Office:	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant:	Wakayama-shi, Wakayama
Tokyo Plant:	Sumida-ku, Tokyo
Sakata Plant:	Sakata-shi, Yamagata
Kawasaki Plant:	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant:	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant:	Kamisu-cho, Kashima-gun, Ibaragi
Toyohashi Plant:	Toyohashi-shi, Aichi
Wakayama Research Laboratories:	Wakayama-shi, Wakayama
Tokyo Research Laboratories:	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

3. Shares

Number of authorized shares	1, 000,000,000 shares
Number of issued shares	599,443,701 shares
Number of shareholders	39,473

Note: The above-mentioned number of issued shares includes 39,090,648 shares held by the Company.

4. Purchase, Disposition etc. and Ownership of Treasury Stock

(1) Purchases

- Purchases based on resolutions of the Board of Directors pursuant to Article 3, Paragraph 4 of the additional rules to "Law for Partial Amendment etc. to the Commercial Code etc." (Law No. 79 of 2001)

Number of purchased shares	5,130,000 shares of common stock
Total cost of purchases	14,160,450,000 yen

- Purchases based on the resolution made at the 96th Annual General Meeting of Shareholders pursuant to Article 210 of the Commercial Code
  Number of purchased shares 23,999,000 shares of common stock
  Total cost of purchases 63,004,040,000 yen

- Purchases of shares of less than one unit
  Number of purchased shares 1,207,277 shares of common stock
  Total cost of purchases 3,156,041,210 yen

(2) Dispositions
Number of shares which were disposed of 3,000 shares of common stock
Total price of dispositions 3,999,000 yen
Note: Instead of issuing new shares, the Company disposed of these shares by transferring treasury shares to the holders of convertible bonds, upon their request for the conversion of convertible bonds.

(3) Shares held by the Company at the end of the fiscal year
Number of treasury shares 39,090,648 shares of common stock

In addition, between April 1, 2003 and May 13, 2003, the Company purchased 4,521,000 shares of common stock for 10,675,460,000 yen in accordance with the resolution made at the 96th Annual General Meeting of Shareholders, which resolution was made pursuant to Article 210 of the Commercial Code. The Company has held these shares since the purchases.

5. Major Shareholders (Top 10)

Names of Shareholders	Investment in Kao by the Shareholders		Investment by Kao in the Shareholders	
	Number of shares (thousand shares)	Ratio of voting rights (Percentage)	Number of shares (thousand shares)	Ratio of voting rights (Percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	39,024	7.06	-	-
The Master Trust Bank of Japan ,Ltd. (Trust Account)	31,101	5.62	-	-
State Street Bank and Trust Company	20,986	3.79	-	-
Nippon Life Insurance Company	17,882	3.23	-	-
The Tokio Marine and Fire insurance Co., Ltd.	17,402	3.14	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	16,246	2.94	-	-
Euroclear Bank S.A./N.V.	13,828	2.50	-	-
Boston Safe Deposit BSDT Treaty Clients Omnibus	13,475	2.43	-	-
The Chase Manhattan Bank N.A. London	12,974	2.34	-	-
UFJ Trust Bank Limited (Trust Account A)	11,322	2.04	-	-

Note 1: As of March 31, 2003, the Company holds 1,041 shares of common stock (0.05% of all voting rights) of Millea Holdings, Inc., which holds all voting rights of The Tokio Marine and Fire insurance Co., Ltd.

Note 2: Although the Company holds 39,090 thousand shares of its own stock, the Company is not listed as a major shareholder above.
Note3: The number of shares in the list above may include the number of shares for trust or share custody.

6. Employees

Number of employees	Change from previous fiscal year	Average age	Average years of service
5,717	-27	40.3	18.8

7. Main Subsidiaries and Consolidation Status

Name of subsidiary	Capital	Ratio of voting rights	Main businesses
Kao Cosmetics Sales Co., Ltd.	JPY 400 million	100%	Sales of prestige cosmetics *Sofina*
Kao Logistics Company, Limited	JPY 15 million	100%	Logistics and warehouse business
Kao Hanbai Company, Ltd.	JPY 1,729 million	51.6%	Sales of consumer products
Nivea-Kao Company Limited	JPY 1,400 million	40.0%	Manufacture and sales of personal care products
Kao Industrial (Thailand) Company Limited	THB 654 million	100%	Manufacture and sales of consumer products and chemical products
Kao Corporation Shanghai	CNY 564.2 million	95.0%	Manufacture and sales of consumer products
Kao (Taiwan) Corporation	NTD 597.3 million	90.7%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70.0%	Manufacture and sales of fatty chemical products
The Andrew Jergens Company	USD 1	100%	Manufacture and sales of personal care products
Kao Chemicals Americas Corporation	USD 1	100%	Control of affiliates in chemical business in U.S.A.
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products
KPSS-Kao Professional Salon Services GmbH	EUR 66.62 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 94.94 million	100%	Control of affiliates in chemical business in Europe
Kao Corporation S.A.	EUR 56.41 million	100%	Manufacture and sales of chemical products
Kao Chemicals GmbH	EUR 9.1 million	100%	Manufacture and sales of chemical products

Note1: KPSS-Kao Professional Salon Services GmbH is the former Goldwell GmbH which company changed its name on January 2, 2003.
Note2: The above ratio of voting rights was calculated based on the total number of voting rights held by the Company and its consolidated subsidiaries.

(Consolidated Business results)
The number of consolidated subsidiaries, including main subsidiaries listed above, is 76 and the number of companies to which equity method applies is 10.

Transitions of consolidated business results are as follows:

Item	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net sales (million yen)	846,921	821,629	839,026	865,247
Operating income (million yen)	99,181	107,098	111,727	114,914
Ordinary income (million yen)	98,005	111,870	113,581	117,487
Net income (million yen)	52,147	59,426	60,274	62,462
Earnings per share (yen)	83.45	96.69	100.43	108.05
Total assets (million yen)	750,016	783,760	772,144	720,849
Total shareholders' equity (million yen)	474,979	462,987	459,731	417,030

Note: Earnings per share for fiscal 2002 was calculated based on the newly adopted formula. Earnings per share for fiscal 2002, if calculated using the same formula as fiscal 2001 is 108.30 yen.

8. *Directors and Corporate Auditors*

Takuya Goto	President and Chief Executive Officer, Representative Director
Toshio Hoshino	Senior Executive Vice President, President - International Consumer Products, Representative Director
Takahiko Kagawa	Executive Vice President, President - Kao Hanbai Company, Ltd., Representative Director
Yasuo Idemitsu	Executive Vice President, Global Production and Engineering
Akio Tsuruoka	Executive Vice President, Global Purchasing
Shozo Tanaka	Executive Officer, President - Global Personal Care
Kuniaki Watanabe	Executive Officer, President - Global Chemicals
Nobuatsu Higuchi	Executive Officer, President - Greater China
Naotake Takaishi	Executive Officer, Senior Vice President - Global R&D
Motoki Ozaki	Executive Officer, President - Global Fabric and Home Care
Shunichi Nakagawa	Executive Officer, Legal & Compliance - Global
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Financial Group,Inc., Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director and Regional Managing Director - Japan, Korn/Ferry International, Director - Korn/Ferry International
Katsuhiko Hiraoka	Full-time Corporate Auditor
Iwao Inoue	Full-time Corporate Auditor
Takashi Tajima	Attorney at Law
Hidejiro Matsuda	Certified Public Accountant

Note 1: Akishige Okada and Sakie T. Fukushima are Outside Directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Note 2: Takashi Tajima and Hidejiro Matsuda are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.

Note3: Changes of directors and corporate auditors in this fiscal year

(1) At the 96th Annual General Meeting of Shareholders held on June 27, 2002, Motoki Ozaki, Shunichi Nakagawa, Akishige Okada and Sakie T. Fukushima were newly elected as directors and Iwao Inoue was newly elected as a corporate auditor and took office.

(2) Nine (9) directors including Masanori Sakata, Kunihiko Hachiya, Toshio Hirasaka, Moriyasu Murata, Shigeo Yamada, Masatoshi Kitahara, Tadao Matsumoto, Iwao Inoue and Tetsuya Imamura and one (1) corporate auditor, Kikuhiko Okamoto, retired from their respective offices as their terms of office expired on June 27, 2002.

(3) Akio Tsuruoka was appointed as Executive Vice President at the meeting of the Board of Directors held on June 27, 2002, and took office.

9. Payment of Remuneration etc. to Directors and Corporate Auditors

(1) Aggregate amount of remuneration:

Directors	18 persons	From April 2002 to June 2002	269 million yen
	13 persons	From July 2002 to March 2003	
Corporate Auditors	4 persons	From April 2002 to March 2003	59 million yen

Note: The Company is authorized to pay remuneration to directors and corporate auditors within the following upper limit.

Directors: 450 million yen per year, excluding the salary paid for services rendered as an employee by directors concurrently holding the positions of director and employee
(This upper limit was resolved at the Annual General Meeting of Shareholders held on June 26, 1992.)

Corporate Auditors: 85 million yen per year
(This upper limit was resolved at the Annual General Meeting of Shareholders held on June 29, 1984.)

(2) Aggregate amount of salaries etc. paid to directors concurrently holding the positions of director and employee for services rendered as an employee: 135 million yen, including bonuses

(3) Aggregate amount of directors' bonuses paid as appropriation of retained earnings:
112 million yen to 18 directors

(4) Aggregate amount of retirement allowances paid to retiring directors and corporate auditor in fiscal 2002, pursuant to the resolution made at shareholders meeting held on June 27, 2002:
171 million yen to 9 retiring directors
3 million yen to 1 retiring corporate auditor

* The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were for their services between the time they assumed office and June 30, 2001.

10. Issuance of Stock Acquisition Rights

Pursuant to the resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002 and the resolution made at the meeting of the Board of Directors held on the date hereof, the Company issued stock acquisition rights as stock options upon especially favorable conditions to persons other than the shareholders as follows:

(1) Name of persons who received stock acquisition rights and the number of allotted stock acquisition rights:

<Directors of the Company>

Takuya Goto	38	Toshio Hoshino	27	Takahiko Kagawa	19
Yasuo Idemitsu	16	Akio Tsuruoka	16	Shozo Tanaka	11
Kuniaki Watanabe	11	Nobuatsu Higuchi	11	Naotake Takaishi	11
Motoki Ozaki	11	Shunichi Nakagawa	11		

<Employees of the Company (Top 10)>

Toshio Hirasaka	11	Masatoshi Kitahara	11	Tadao Matsumoto	11

Tetsuya Imamura	11	Masateru Kanazawa	11	Toshio Takayama	11
Akio Kimura	11	Norihiko Takagi	11	Takuo Goto	11
Hiroshi Kanda	11				

<Directors of affiliates>

William J. Gentner	11	Arnulf Taiber	11	Hiroshi Tsujimoto	8
Eiichiro Kimura	8				

(2) Type and number of shares subject to stock acquisition rights:
The number of shares per stock acquisition right is 1,000 shares of common stock of the Company.
Including the stock acquisition rights allotted to persons other than the persons listed in (1) above, the aggregate number of shares subject to all issued stock acquisition rights is 540,000 shares.

(3) Issue price of stock acquisition rights:
The stock acquisition rights were issued without receipt of consideration.

(4) Conditions for exercise of stock acquisition rights:
- The amount to be paid upon exercise of stock acquisition rights:
  The amount to be paid upon exercise of each stock acquisition right (the "Exercise Price") is 2,955 yen.
- Exercise period of stock acquisition rights:
  From July 1, 2004 to June 30, 2009
- Other conditions for exercise of stock acquisition rights:
  Each stock acquisition right may be partially exercised only if the number of shares issued or transferred upon exercise of the stock acquisition rights is an integral multiple of the number of shares constituting one (1) unit.

(5) Events and conditions for cancellation of stock acquisition rights:
In the event that the Company acquires unexercised stock acquisition rights, the Company may, at any time, cancel such stock acquisition rights without any compensation.

(6) Details of favorable conditions:
The Company issued stock acquisition rights with the Exercise Price and exercise period aforementioned in Item (4) without receipt of consideration.

Exhibit A-5

03 JUL 29 AM 7:21

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN

T. GOTO
President

May 31, 2002

NOTICE OF THE 96th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 96th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 27, 2002 at 10.00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan. At the AGM, shareholders who hold more than one thousand (1,000) shares of record as of March 31, 2002 ("Shareholders") will be presented with the Business Report, Balance Sheet and Income Statement for the fiscal year ended on March 31, 2002. For your reference, we have enclosed a copy of our Business Results announced on April 22, 2002. At the AGM, Shareholders will be asked to vote on the following agenda items: *(Please note that a shareholder is entitled to vote per unit of shares, with each unit consisting of one thousand (1,000) shares.)*

1: **Proposal for Allocation of Profits**
2: **Purchase of the Company's Shares**
3: **Partial Amendment to the Articles of Incorporation**
4: **Election of thirteen (13) Directors (including two (2) Outside Directors)**
5: **Election of one (1) Corporate Auditor**
6: **Issuance of Stock Acquisition Rights as Stock Options**
7: **Payment of Retirement Allowances to Retiring Directors and Corporate Auditor**

We understand the difficulties faced by foreign shareholders to participate in shareholders meetings of Japanese companies. As we attach great importance to your voting participation at the AGM, we have included, for your convenience, an English summary of the Proxy Statement, the original of which in the Japanese language is being distributed to all registered shareholders. Furthermore, in order to simplify and expedite your voting procedures, we also provide you with a Voting Instructions Form that can be returned to your custodian, broker or nominee upon completion. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge each and every one of you to exercise your voting right at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, Kao Corporation has retained Georgeson Shareholder ("Georgeson") as our Global Information Agent to assist us with the AGM. If you have any questions, please contact: Cas Sydorwitz at +44-207-335-8725 or csydorowitz@georgeson.com. Proxy materials in the English language are available on Georgeson's website at http://proxy.georgeson.com/proxyinfo/kao. The same information is also posted on our website at http://www.kao.co.jp/e/ir_e/agm/noticeindex.html.

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 19, 2002.

Thank you very much for your attention.

Sincerely,

Takuya Goto

Takuya Goto
President and Representative Director

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement in the Japanese language has been prepared for the purpose of the 96th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 27, 2002 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* or multiples thereof ("Shareholders") of record as of March 31, 2002 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. As of the Record Date there were ***581,562*** voting rights held by the Shareholders. In order to properly transact business at the AGM, Shareholders holding at least one half of all the voting rights as of the Record Date must be present either in person or represented by proxy at the AGM.

* *NOTE: A shareholder is entitled to vote per unit of shares, with each unit consisting of one thousand (1,000) shares.*

PROPOSAL 1: PROPOSAL FOR ALLOCATION OF PROFITS

The Company realizes that it is important to ensure return of profits to its shareholders, and to enhance long-term corporate profitability and value.

Accordingly, it is proposed that **13 Japanese Yen per share** be paid to the shareholders as the year-end dividend for the current fiscal year, which amount is the same as the interim dividend, which has already been paid. Consequently, the total annual dividend for the current 96th fiscal year will be **26 Japanese Yen per share**, which is a **2 Japanese Yen increase per share** from the previous fiscal year's annual dividend.

Upon approval of this proposal by the Shareholders, **the pay-out ratio** (the dividend per share divided by the net income per share) for this 96th fiscal year will be **28.18%**.

The Company will consider the use of internal reserves from a long-term perspective, putting priority on investments that reinforce existing business, further expand business areas, and promote core business activities worldwide, thereby enhancing the overall value of the Company. Purchasing shares from the market will also be considered.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 2: PURCHASE OF THE COMPANY'S SHARES

In order to achieve capital efficiency, to increase profit returns to shareholders and to ensure a flexible capital policy, it is proposed that the approval of the Shareholders be obtained for the Company to purchase from the market up to 30,000,000 common shares (representing approximately **5.02% of the total issued and outstanding shares** of the Company) at a total purchase price of no more than 80,000,000,000 Japanese Yen, during the period from the conclusion of the AGM to the conclusion of the 97th Annual General Meeting of Shareholders next year. The proposed purchase will be carried out in accordance with Article 210 of the Commercial Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 3: PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

1. Reason for Amendment (Details of all amendments are set forth in Section 2 "Details of Amendments" below.)

(1) Pursuant to the "Law for Partial Amendment etc. to the Commercial Code etc." (Law No. 79 of 2001), which was promulgated on October 1, 2001, (i) par value shares have been abolished, (ii) the unit of share system (*tani kabu*) has been replaced by the Unit Share system (*tangen kabu*) such that no share certificate will be issued for the number of shares less than the denomination of a Unit Share as set forth in a company's articles of incorporation, (iii) the "Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock" has been abolished, and (iv) the basis for determining a quorum has been changed from counting the total number of issued and outstanding shares to the total number of voting rights held by all shareholders. Consequently, we propose to make the following changes to the Company's current articles of incorporation (the "Articles of Incorporation"): Article 6 be deleted, and Articles 7 and 8, Article 9, Paragraph 3, Article 16, Paragraph 1, and Article 22, Paragraph 1 be amended in order to reflect the above changes and other necessary changes.

(2) Furthermore, digitization of corporate documents is now permitted by the "Law for Partial Amendment to the Commercial Code, etc." (Law No. 128 of 2001) promulgated on April 1, 2002. Therefore, the necessary amendments are to be made to Articles 10, 26, and 27 of the Articles of Incorporation.

(3) Pursuant to the "Law for Partial Amendment to the Commercial Code and the Law Concerning Special Rules of the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha" (Law No. 149 of 2001), which was promulgated on May 1, 2002, the term of the office of corporate auditor has been extended to four (4) years, and companies may include in their articles of incorporation limitation of liability provisions to limit certain liabilities of directors and corporate auditors, as well as provisions concerning limited liability agreements with outside directors in accordance with the applicable laws and regulations. Consequently, in order to provide a fair measure of protection to directors and corporate auditors so that they may effectively perform their expected duties, Article 22, Paragraph 2 of the Articles of Incorporation is to be amended, and provisions on the limitation of the liabilities of the directors and the corporate auditors under certain conditions are to be newly introduced under Article 19, Paragraph 1, and Article 23. Furthermore, in order to promote the presence and participation of outside directors, Article 19 will also include a provision on the execution of limited liability agreements with outside directors in accordance with relevant laws and regulations. **Under no circumstances will a director or a corporate auditor who has acted in bad faith or with gross negligence have his/her liabilities limited by the Company.**

Moreover, a supplementary provision to the Articles of Incorporation will be inserted to clarify that the change in the term of the office of corporate auditor will take effect starting with the corporate auditors elected at the 97th Annual General Meeting of Shareholders next year.

(4) As a result of the redemption of 31,406,000 shares of the Company's common stock in accordance with the "Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock" and Article 6 of the Articles of Incorporation, the total number of shares authorized to be issued by the Company has been reduced to 968,594,000 shares. Article 5 of the Articles of Incorporation is to be amended to restore the total number of shares authorized to be issued by the Company to one billion (1,000,000,000) shares.

(5) Article 10, Paragraph 2 is a new provision which states that the general meeting of shareholders may be held in any ward in Tokyo.

(6) As a result of the implementation of the Executive Officer System and other reform measures to enhance the monitoring function of the board of directors, Article 15 of the Articles of Incorporation, which states that the number of directors should be 28 or less, has become obsolete, and we propose that such article be deleted. Similarly, as a result of the amendment to the Commercial Code and the "Law for Special Rules to the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha," Article 21, Paragraph 1 of the Articles of Incorporation has become obsolete, and we propose that such article also be deleted. Article 21, Paragraph 2 of the Articles of Incorporation will be moved and re-numbered as Article 20, Paragraph 3 of the amended Articles of Incorporation.

(7) As a result of the above amendments, the numbering of the articles will be changed as necessary.

The board of corporate auditors unanimously resolved to agree that the board of directors submit to the Shareholders for their approval at the AGM the proposal to permit the Company to limit the liabilities of the directors under certain circumstances and to enter into a limited liability agreement with each of the outside directors.

2. Details of Amendments

The following changes are to be made to the Articles of Incorporation:

(Underlined parts are to be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(Total Number of Shares Authorized to be Issued by the Company) **Article 5.** The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000)* shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased. * See Section 1, Sub-section (4) above.	***(Total Number of Shares Authorized to be Issued by the Company)*** **Article 5.** The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000) shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.
(Redemption of Treasury Shares) **Article 6.** Effective June 30, 1999, the company may, by resolution of the Board of Directors, purchase treasury shares out of profits in order to redeem its shares, up to the limit of 62,000,000 shares.	(Deleted)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(Amount of Each Par Value Share and Number of Shares as One Unit) **Article 7.** 1. The amount of each of the par value shares to be issued by the company shall be fifty yen (¥50). 2. One unit of shares of the company's stock shall comprise one thousand (1,000) shares.	*(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares Less than One Unit Share)* **Article 6.** 1. One Unit Share *(tangen kabu)* of the company's stock shall comprise one thousand (1,000) shares. 2. The company shall not issue any share certificate for shares less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.
(Rules for Handling of Shares) **Article 8.** Kinds of share certificates of the company, the registration of transfer of share ownership, purchases of shares of less than one unit, other handling of the shares and fees therefore shall be in accordance with the Rules for Handling of Shares as established by the Board of Directors.	*(Rules for Handling of Shares)* **Article 7.** Kinds of share certificates of the company, the registration of transfer of share ownership, purchases of shares of less than one Unit Share, other handling of the shares and fees therefore shall be in accordance with the Rules for Handling of Shares as established by the Board of Directors.
(Transfer Agent) **Article 9.** 1. The company shall have a transfer agent in connection with its shares. 2. Selection of the transfer agent and its business office shall be made by resolution of the Board of Directors and shall be notified by a public notice. 3. The shareholder register of the company (including register of shareholders in substance - the same will apply hereinafter) shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and a cancellation thereof, an application for non-issuance of share certificate, the deliveries of share certificate, the acceptance of notifications, purchases of shares less than one unit and other business connected with the shares shall be handled by the transfer agent and not by the company.	*(Transfer Agent)* **Article 8.** 1. (Unchanged) 2. (Unchanged) 3. The shareholder register of the company (including register of shareholders in substance - the same will apply hereinafter) shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and a cancellation thereof, an application for non-issuance of share certificate, the deliveries of share certificate, the acceptance of notifications, purchases of shares less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the company.

Current Articles of Incorporation (Extracts)	Proposed Amendment
(Record Date) **Article 10.** 1. The company deems those shareholders who are listed in the shareholder register as of the end of each financial year of this company (including shareholders in substance - the same will apply hereinafter) as the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders at the end of the financial year of this company. 2. In addition to the provisions contained in the preceding paragraph and in the Articles of Incorporation, when necessary, upon prior notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed in the shareholder's register as of any relevant date, shall be entitled to exercise their respective rights.	*(Record Date)* **Article 9.** 1. The company deems those shareholders who are listed or recorded in the shareholder register as of the end of each financial year of this company (including shareholders in substance - the same will apply hereinafter) as the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders at the end of the financial year of this company. 2. In addition to the provisions contained in the preceding paragraph and in the Articles of Incorporation, when necessary, upon prior notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed or recorded in the shareholder's register as of any relevant date, shall be entitled to exercise their respective rights.
(Convening) **Article 11.** The ordinary general meeting of shareholders of the company shall be convened within three (3) months from the day following the closing date of each business year, and an extraordinary general meeting of shareholders shall be convened whenever necessary. (New provision)	*(Convening)* **Article 10.** 1. (Unchanged) 2. The general meeting of shareholders may be convened in any ward in Tokyo.
	(Articles 12, 13, and 14 will be re-numbered as Articles 11, 12, and 13, respectively.)
(Number of Directors) **Article 15.** The company shall have not more than twenty eight (28) Directors.	(Deleted)
(Election) **Article 16.** 1. Directors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of issued shares. 2. Cumulative voting shall not be used for the election of Directors.	*(Election)* **Article 14.** 1. Directors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of voting rights of all shareholders. 2. (Unchanged)

Current Articles of Incorporation (Extracts)	Proposed Amendment
	(Articles 17, 18, 19, and 20 will be re-numbered as Articles 15, 16, 17, and 18, respectively.)
(New provisions)	***(Limitation of Directors' Liabilities)*** **Article 19.** 1. The company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances. 2. The company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.
(Number of Corporate Auditors and Full-Time Corporate Auditors) **Article 21.** 1. The company shall have not more than four (4) Corporate Auditors.	(Paragraph 1 deleted)
2. Corporate Auditors shall appoint full-time Corporate Auditor(s) by electing them from among themselves.	(Paragraph 2 will be moved and re-numbered as Article 20, Paragraph 3.)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(Election and Term of Office) **Article 22.** 1. Corporate Auditors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of issued shares. 2. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders for the business year the end of which falls within three (3) years from their assumption of office. (Paragraph 3 moved from Article 21, Paragraph 2)	*(Election, Term of Office and Full-time Corporate Auditors)* **Article 20.** 1. Corporate Auditors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of voting rights of all shareholders. 2. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders for the business year the end of which falls within four (4) years from their assumption of office. 3. Corporate Auditors shall appoint full-time Corporate Auditor(s) by electing them from among themselves.
	(Articles 23 and 24 will be re-numbered as Articles 21 and 22, respectively.)
(Newprovision)	*(Limitation of Corporate Auditors' Liabilities)* **Article 23.** The company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities arising out of acts specified under Article 277 of the Commercial Code; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.
	(Article 25 will be re-numbered as Article 24.)

Current Articles of Incorporation (Extracts)	Proposed Amendment
(Dividends) **Article 26.** Dividends shall be paid to the shareholders, registered pledgees, or trustees of properties in trust listed in the shareholder register as of the last day of each business year.	*(Dividends)* **Article 25.** Dividends shall be paid to the shareholders, registered pledgees, or trustees of properties in trust listed or recorded in the shareholder register as of the last day of each business year.
(Interim Dividends) **Article 27.** The company may distribute by resolution of the Board of Directors, moneys (interim dividends) as set forth in Article 293-5 of the Commercial Code, to the shareholders, registered pledgees or trustees of properties in trust listed in the shareholder register as of September 30th of each year.	*(Interim Dividends)* **Article 26.** The company may distribute by resolution of the Board of Directors, moneys (interim dividends) as set forth in Article 293-5 of the Commercial Code, to the shareholders, registered pledgees or trustees of properties in trust listed or recorded in the shareholder register as of September 30th of each year.
	(Articles 28 and 29 will be re-numbered as Articles 27 and 28, respectively.)
(Newprovision)	**Supplementary Provision** Notwithstanding Article 20, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the business year ending on March 31, 2003 will remain in office until the completion of his/her respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 4: ELECTION OF THIRTEEN (13) DIRECTORS (INCLUDING TWO (2) OUTSIDE DIRECTORS)

The terms of office of all eighteen (18) incumbent directors will expire at the conclusion of the AGM. In order to further improve the management structure and continue to carry out system reforms so as to achieve fair and transparent management and to best serve the interests of shareholders, the Company desires to introduce the Executive Officer System and elect outside directors, thus enhancing management supervisory functions and enabling speedier management decisions and enforcement of business activities. Accordingly, it is proposed that a total of thirteen (13) directors be elected, **including two (2) outside directors**.

Provided below is the relevant personal information of and present position held by each of the nominees.

No	Name and Date of Birth	Present Position (held since)	
1	Takuya Goto August 19, 1940	June 1997	President and Representative Director

No	Name and Date of Birth	Present Position (held since)	
2	Toshio Hoshino December 22, 1944	June 2000 April 2002	Senior Managing Director and Representative Director General Manager of International Consumer Products Division, in charge of Accounting & Finance Division and EVA promotion
3	Takahiko Kagawa August 22,1944	June 2000	Managing Director and Representative Director, President and Representative Director of Kao Hanbai Company, Ltd.
4	Yasuo Idemitsu February 14, 1942	June 2000 April 2002	Managing Director General Manager of Production &Engineering Division, General Manager of Environment & Safety Division, in charge of Product Safety & Quality Assurance Division and TCR promotion
5	Akio Tsuruoka October 17, 1944	June 1994 February 1998 February 1999 June 2000 April 2002	Director General Manager of Purchasing Division In charge of Risk Management Department In charge of Information System Division In charge of Auditing Department
6	Shozo Tanaka October 30, 1943	June 1996 February 1998	Director General Manager of Personal Care Products Business Division
7	Kuniaki Watanabe September 5, 1942	February 1998 June 1998	General manager of Chemical Business Division Director
8	Nobuatsu Higuchi July 24, 1943	June 2000 May 2002	Director General Manager of International Consumer Products Division (China Region) Chairman and President of Kao Corporation Shanghai
9	Naotake Takaishi August 17, 1943	June 2000	Director, General Manager of Research & Development Division
10	Motoki Ozaki [1] June 6, 1949	April 2002	General Manager of Household Products Business Division
11	Shunichi Nakagawa [1] June 19, 1949	June 1992	General Manager of Legal Department
12	Akishige Okada [1,2] April 9, 1938	April 2001	Chairman of the Board, Sumitomo Mitsui Banking Corporation
13	Sakie T. Fukushima [1,2] September 10, 1949	May 1995 September 2000	Member. Board of Directors, Korn/Ferry International (in the U.S.) Representative Director and Regional Managing Director-Japan, Korn/Ferry International (in Japan)

Note 1: Mr. Ozaki, Mr. Nakagawa, Mr. Okada, and Ms. Fukushima are newly nominated.

Note 2: Article 188, Paragraph 2, Item 7-2 of the Commercial Code sets forth the qualifications for outside directors. Mr. Okada and Ms. Fukushima satisfactorily meet such qualifications.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 5: ELECTION OF ONE (1) CORPORATE AUDITOR

The Company currently has four (4) corporate auditors, including two (2) outside corporate auditors. As of the conclusion of the AGM, the term of office of one of the non-outside corporate auditors, Mr. Kikuhiko Okamoto, will expire. It is proposed that a non-outside corporate auditor be elected so that the Company will maintain a body of four (4) Corporate Auditors.

The submission of this proposal to the AGM was approved by the board of corporate auditors.

Provided below is the relevant personal information of and present position held by the nominee.

Name and Date of Birth	Present Position (held since)	
Iwao Inoue	June 2000	Director
April 9, 1943	February 2001	General Manager of Accounting & Finance Division

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 6: ISSUANCE OF STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

It is proposed that the Company issue stock acquisition rights as stock options (the "Stock Acquisition Rights") pursuant to Articles 280-20 and 280-21 of the Commercial Code and in accordance with the following conditions aiming to align the interests of the directors and employees of the Company and its affiliates with the interests of the shareholders and to increase the value of the Company.

(1) Up to 620,000 shares of the Company's common stock (representing approximately **0.10% of the total issued and outstanding shares** of the Company) may be issued or transferred upon the exercise of the Stock Acquisition Rights. The shares to be issued or transferred upon the exercise of the Stock Acquisition Rights are common stock of the Company. In case of adjustment to the Allotted Number of Shares (as defined in (2) below) in accordance with (2) below, the number of shares to be issued or transferred upon the exercise of the Stock Acquisition Rights will be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

(2) The Company may issue up to 620 Stock Acquisition Rights. The number of shares per Stock Acquisition Right (the "Allotted Number of Shares") will be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares will be adjusted proportionately in accordance with the ratio of the split or consolidation of the shares.

(3) The Stock Acquisition Rights will be issued without receipt of consideration.

(4) The amount to be paid upon exercise of each Stock Acquisition Right will be an amount equal to the product of the Exercise Price (as defined in the next paragraph) and the Allotted Number of Shares.

The Exercise Price is the greater of (i) the product of 1.05 and the average of the daily closing prices of the common stock of the Company in regular trading on the Tokyo Stock Exchange during the calendar month immediately prior to the calendar month in which the Stock Acquisition Rights are issued (such issue date will be referred to as the "Issue Date") (any fraction less than one (1) yen resulting from such calculation will be rounded up to the nearest yen), or (ii) the closing price of the common stock of the Company in regular trading on the Tokyo Stock Exchange as of the Issue Date.

In the event that after the issuance of the Stock Acquisition Rights, the Company issues new shares or disposes of the shares held by the Company at a price that is below the market price of the Company's common stock (except in the case of (i) the exercise of any stock acquisition rights (including the Stock Acquisition Rights), (ii) the transfer of the purchased shares to holders of Stock Options granted in accordance with the

resolution of the 95th Annual General Meeting of Shareholders, and (iii) the conversion of the convertible bonds previously issued), the Exercise Price will be adjusted in accordance with the following formula (any fraction less than one (1) yen resulting from such adjustment will be rounded up to the nearest yen):

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares*} + \dfrac{\text{Number of Newly Issued Shares**} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

* The Number of Previously Issued Shares means the number of shares of the Company's common stock issued and outstanding less the number of shares of the Company's common stock held by the Company.

** In the case of disposition of the shares of the Company's common stock held by the Company, the Number of Newly Issued Shares means the number of shares to be disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price will be adjusted proportionately in accordance with the ratio of the split or consolidation (any fraction less than one (1) yen resulting from such adjustment will be rounded up to the nearest yen).

(5) The exercise period of the Stock Acquisition Rights will be from July 1, 2004 to June 30, 2009.

(6) Each Stock Acquisition Right may be partially exercised only if the number of shares to be issued or transferred upon exercise is an integral multiple of the number of shares constituting one (1) Unit Share (as defined in the Articles of Incorporation of the Company).

(7) Upon acquiring unexercised Stock Acquisition Rights, the Company may, at any time, cancel such Stock Acquisition Rights without any compensation.

(8) Any assignment of the Stock Acquisition Rights will be subject to prior approval by the board of directors of the Company.

(9) Each Stock Acquisition Rights holder will be required to enter into The Agreement Concerning Allotment of Stock Acquisition Rights with the Company, which will set forth reasonable exercise restrictions that are determined by the board of directors to ensure that the exercise of the Stock Acquisition Rights serves the intended purpose thereof, namely, the issuance of the Stock Acquisition Rights as stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL 7: PAYMENT OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS AND CORPORATE AUDITOR

In order to reward the services of the retiring nine (9) directors and one (1) corporate auditor, it is proposed that retirement allowances within the scope provided for in the Company's internal regulations be paid to the directors and the corporate auditor who are retiring at the conclusion of the AGM.

The specific amount, timing, and method of payment of the retirement allowances will be determined by the board of directors for the retiring directors, and by the corporate auditors based on mutual consultation for the retiring corporate auditor.

As of July 2001, in an attempt to carry out managerial reforms, the Company has ceased the practice of maintaining a reserve fund for retirement allowances. Accordingly, the retirement allowances pursuant to this proposal will be rewarded to the retiring directors and corporate auditor for their services from their assumption of office until June 30, 2001.

The estimated amount of the retirement allowances will not exceed 175,000,000 Japanese Yen.

Provided below is the career summary of each of the retiring directors and corporate auditor.

Name	Career Summary	
Masanori Sakata	June 1988 July 1991	Director Managing Director (present position)
Kunihiko Hachiya	June 1984 June 1994	Director Managing Director (present position)
Toshio Hirasaka	June 1992	Director (present position)
Moriyasu Murata	June 1994	Director (present position)
Shigeo Yamada	June 1996	Director (present position)
Masatoshi Kitahara	June 1996	Director (present position)
Tadao Matsumoto	June 1996	Director (present position)
Iwao Inoue	June 2000	Director (present position)
Tetsuya Imamura	June 2000	Director (present position)
Kikuhiko Okamoto	June 1999	Corporate Auditor (present position)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

Kao Corporation

VOTING INSTRUCTION FORM

To: ______________________ (shareholder's custodian, broker or nominee)

Fax No: ______________ **Attn:** Corporate Actions / Proxy Department

CC: Kao's Global Information Agent, Georgeson Shareholder

Fax No: +44-207-335-8773

From: ______________________ (shareholder's name and organization)

Shareholder's Account Details:

Accountholder's Name: ______________________

Account No: ______________

Shareholder's Details:

No. of Shares held as of 31 March 2002: ______________

NOTE: A shareholder is entitled to vote per unit of shares, with each unit consisting of one thousand (1,000) shares.

ISIN: JP3205800000 SEDOL: 6483809 TSE: 4452

Re: **96th Annual General Meeting of Shareholders of Kao Corporation to be held on June 27, 2002 ("AGM").**

To custodian, broker or nominee:

Dear Sir / Madam:

We have not yet received a ballot in respect of the above account in which we hold shares of Kao Corporation, and are therefore hereby transmitting our voting instructions for the above meeting. We hereby authorize you to act upon these instructions, to transmit them onward where necessary to your local custodian or other agent in Japan, and to take such other actions as you deem necessary to ensure that the following votes are duly cast. These voting instructions are given in respect of any and all Kao Corporation shares held in the above account as of the record date of March 31, 2002.

AGENDA ITEM		VOTE	
		FOR	**AGAINST**
1.	Proposal for Allocation of Profits	☐	☐
2.	Purchase of the Company's Shares	☐	☐
3.	Partial Amendment to the Articles of Incorporation	☐	☐
4.	Election of thirteen (13) Directors (including two (2) Outside Directors)	☐ (Except for # ____)	☐
5.	Election of one (1) Corporate Auditor	☐	☐
6.	Issuance of Stock Acquisition Rights as Stock Options	☐	☐
7.	Payment of Retirement Allowances to Retiring Directors and Corporate Auditor	☐	☐

* If the vote "FOR" is not a vote in favor of the entire slate, please indicate the nominees to be excluded from the favorable vote by writing in the provided space the number(s) corresponding to the name(s) of such nominee(s) appearing in Proxy Statement Proposal #4.

Authorized Signature: ______________________ Date: ______________

For any inquiries, please contact: Cas Sydorwitz at +44-207-335-8725 or csydorowitz@georgeson.com

Kao Corporation

News Release April 22, 2002

Kao Corporation Reports Business Results

Tokyo, April 22, 2002 - Kao Corporation today announced its consolidated and nonconsolidated business results for the fiscal year ended March 31, 2002. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

1. CONSOLIDATED BASIS

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2002**	2001	% change	**2002**
Net sales	**839.0**	821.6	2.1	**6296.6**
Operating income	**111.7**	107.0	4.3	**838.5**
Ordinary income	**113.5**	111.8	1.5	**852.4**
Net income	**60.2**	59.4	1.4	**452.3**
Total assets	**772.1**	783.7	(1.5)	**5,794.7**
Total shareholders' equity	**459.7**	462.9	(0.7)	**3450.1**
	Yen			U.S. Dollars
Per share:				
Net income	**100.43**	96.69	3.9	**0.75**
Cash dividends	**26.00**	24.00	8.3	**0.20**

	%	
YEAR ENDED MARCH 31	**2002**	2001
Operating margin	**13.3**	13.0
Net income to total shareholders' equity (ROE)	**13.1**	12.7

Consolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 870.0 billion yen (US$6,529.0 million) in net sales, 114.0 billion yen (US$855.5 million) in operating income, 114.0 billion yen (US$855.5 million) in ordinary income and 62.0 billion yen (US$465.3 million) in net income. Net income per share is expected to be 105.12 yen (US$0.79).

Kao Corporation

News Release April 22, 2002

Consolidated Segment Information by Industry (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Consumer Products	**626.0**	607.8	3.0	1.3	**88.7**	86.1	2.6
Cosmetics (*Sofina*)	**74.1**	72.5	2.2	2.1	**4.7**	2.8	1.9
Chemical Products	**162.8**	167.8	(3.0)	(6.3)	**17.7**	17.7	0.0
Corporate/Eliminations	**(23.9)**	(26.6)	-	-	**0.4**	0.4	0.0

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Consumer Products	**4,698.3**	4561.5	3.0	1.3	**666.1**	646.2	19.9
Cosmetics (*Sofina*)	**556.7**	544.7	2.2	2.1	**36.0**	21.2	14.7
Chemical Products	**1,221.8**	1,260.0	(3.0)	(6.3)	**132.9**	132.9	0.0
Corporate/Eliminations	**(180.1)**	(200.1)	-	-	**3.5**	3.4	0.0

Consolidated Geographic Segment Information (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Japan	**648.1**	655.4	(1.1)	(1.1)	**95.1**	94.3	0.8
Asia	**93.4**	84.1	11.1	5.5	**8.3**	6.8	1.5
Europe and Americas	**122.8**	105.2	16.7	5.0	**7.8**	5.9	1.9
Corporate/Eliminations	**(25.5)**	(23.2)	-	-	**0.3**	0.0	0.2

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Japan	**4864.4**	4919.1	(1.1)	(1.1)	**714.4**	707.8	6.6
Asia	**701.7**	631.4	11.1	5.5	**62.8**	51.1	11.7
Europe and Americas	**922.3**	790.1	16.7	5.0	**59.0**	44.4	14.7
Corporate/Eliminations	**(191.8)**	(174.6)	-	-	**2.3**	0.5	1.8

Notes

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 29, 2002, of yen 133.25=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the effect of the currency effect on overseas related to translation of local currencies to the Japanese yen.*

Kao Corporation

News Release April 22, 2002

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2002**	2001	% change	**2002**
Net sales	**654.1**	660.4	(0.9)	**4,909.4**
Operating income	**92.4**	92.3	0.1	**693.5**
Ordinary income	**98.5**	98.3	0.1	**739.3**
Net income	**55.5**	52.2	6.3	**416.6**
Total assets	**671.0**	707.3	(5.1)	**5,035.7**
Total shareholders' equity	**459.8**	480.7	(4.3)	**3,451.2**
	Yen			U.S. Dollars
Per share:				
Net income	**92.25**	84.72	8.9	**0.69**
Cash dividends	**26.00**	24.00	8.3	**0.20**

Notes:
1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 29, 2002, of yen 133.25=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 655.0 billion yen (US$4,915.6 million) in net sales, 98.0 billion yen (US$735.5 million) in ordinary income and 56.0 billion yen (US$ US$420.3 million) in net income.

Forward-Looking Statement
This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Kazuyoshi Aoki
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-7103
E-mail: ir@kao.co.jp

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to achieve profitable growth by winning the support and trust of customers not only in Japan, but also in markets all over the world, and to carry out a sustained effort to augment corporate value. We view the expansion of corporate value as closely linked to securing profits for shareholders. We recognize that the following items are significant in the achievement of consistent increase in corporate value over the long term: cultivation of a corporate culture that is oriented toward continuous reform and adaptation according to changes in the operational environment, that allows full demonstration of individual abilities resulting in a high level of employee satisfaction based on fair performance evaluation, and, that makes a commitment to maintaining openness as an enterprise conscious of issues regarding environmental preservation and of the need for compliance with corporate ethics.

2. Management Measure Used as a Target

The Company has adopted EVA (Economic Value Added)* as its primary management measure of true profit by including the cost of invested capital as a factor. We are convinced that long-term, sustainable growth of EVA is closely connected to growth in corporate value, which benefits not only shareholders but also all other stakeholders in the long view.

Kao makes every effort to focus on management activities to achieve growth of EVA. EVA is also widely utilized in determining the direction of long-term management strategies, for evaluation of M&A activities and capital investments, for assessments of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are used to determine a portion of bonuses for executives and employees.

EVA is a registered trademark of Stern Stewart & Co.

3. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to achieve continuous increase in per-share dividends of approximately 30% of net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core businesses for further expansion and new business development, and M&A activity, and by undertaking measures, including share repurchase to increase returns to shareholders, with a long-range point of view and investment efficiency uppermost in mind.

4. Medium- and Long-Term Management Strategies

Positioning the businesses of consumer products, cosmetics and chemical products as our core businesses, we strive for business growth with a focus on research and development of products of excellent value and outstanding performance to meet consumers' real needs.

Faced with slow growth due to the maturation of domestic markets in our existing businesses, the Company intends to invest management resources to reinforce current powerful brands while developing new products that will create new market segments. And as we work to expand our core business platforms, we also make efforts to develop lines of businesses in new fields such as health care.

Overseas, Kao will assign the highest priority to business expansion in the Asia region, which is a growth market, while increasing business activity in North America and Europe. To achieve these goals, we are positively considering further M&A activity and entering into strategic business alliances.

In addition to the above policies, Kao will continue management reform efforts in response to changes in the operating environment. The Company will make consistent efforts to reduce costs and raise operational efficiency, thus achieving sustained EVA growth.

5. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and realize high levels of fairness and transparency in management, the Company will carry out further reform of our management structure. Kao is adding two external directors to strengthen the Board of Directors' supervision of management while concurrently reducing total membership from 18 to 13 to invigorate the activity of the Board. In addition, an executive officer system will be adopted to separate management and execution functions. In connection with these moves, we will discontinue the Management Advisory Committee. Further, to promote speedier decision-making and execution, we will take measures to promote delegation of authority and responsibility and revise rules guiding decision-making.

Furthermore, Kao revised its compensation system for Board members in the previous fiscal year to further align their interests with those of shareholders and directors and facilitate an increase in corporate value. Specifically, this includes the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation for directors, and cessation of future provision of allowance for directors' retirement.

In this fiscal year, the company will broaden its stock option system to include executive officers, senior employees and executives at affiliated companies and other relevant employees.

6. Issues for Management

With the operating environment becoming increasingly difficult and subject to anticipated drastic changes, the company must redouble its aggressive reform efforts. Along with this, based on our principles as a manufacturer that concentrates on the true satisfaction of customers as well as the development of products of excellent value and outstanding performance, we will focus our management resources strategically and aggressively on developing and nurturing strong brands.

We will aim for continuous profitable growth by taking the following operating initiatives: increasing market share of core brands; development of products that create new market segments; development and nurture of new businesses; and reinforcement of overseas business.

Profoundly aware that unethical actions risk the very existence of an enterprise, we will consistently conduct management activities in thorough compliance with corporate ethics and reinforce risk management activities.

7. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a larger number of investors to participate in the trading of its shares to enhance their liquidity and have them traded at appropriate price levels in the stock market. Among shares listed on the Tokyo Stock Exchange, Kao shares have a high level of liquidity. It is thought that reducing the number of shares in each lot would be a useful means of having more investors purchase company shares. Doing this, however, would entail not only such initial costs as printing stock certificates, it would also mean increased annual expenses such as agency commissions and mailing expenses. At this point, from the cost-benefit point of view, we have not verified that reducing the size of the share lots would be accompanied by increased profit for all shareholders. The company will continue to observe market trends and carefully consider whether or not such a move would be in the best interests of shareholders.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2002, the slow-down of the U.S. economy led to global economic stagnation. Although there were signs of recovery in the U.S. and some other countries in the second half of the period, the Japanese economy continued to struggle throughout the year despite some recovery in such indices as exports and production. Corporate revenues sharply declined, which led to reduced investment in plant and equipment, the employment situation worsened, and consumer spending continued to drop.

Consolidated net sales rose by 17.3 billion yen to 839.0 billion yen, a 2.1% increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of 15.6 billion yen on overseas sales due to the weakening yen, actual sales growth would be 0.2%. Sales in domestic businesses fell year-on-year, as consumer product sales were adversely affected by declining prices and a sluggish market, and sales in the chemical products business sagged due to an economic slump. Overseas, healthy sales growth was posted in both consumer products and chemical products, especially in North America and Europe, despite a challenging operating environment.

Consolidated operating income increased 4.3% year-on-year to 111.7 billion yen, and the ratio of operating income to sales further improved to 13.3%. Operating income in Japan increased by 0.8 billion yen to 95.1 billion yen year-on-year. This was largely due to cost-reductions, efficient spending, and reduced depreciation expenses, which offset the effects of declining prices in consumer products and decrease in sales, reflecting a large drop in demand in the chemical products business in Japan. Operating income from overseas businesses rose by 3.5 billion yen to 16.2 billion yen on the back of profit contributions from the personal care products business in North America and Europe and from the chemical products business in Asia.

Consolidated ordinary income was 113.5 billion yen, a rise of 1.7 billion yen from the previous year. Net income increased by 0.8 billion yen to 60.2 billion yen. Nonoperating income from equity in the earnings of affiliates and foreign exchange gain declined from the previous year. Despite extraordinary losses recorded as a result of restructuring of Kao (Taiwan) Corporation and the dissolution of Novartis Kao Co., Ltd. , net income was higher than the forecasts of October 22, 2001.

Solid growth was achieved in net income per share at 100.43 yen due to increase in net income and repurchase of approximately 20 million shares from the market.

Summary of Results by Business Segment

Sales of consumer products and chemical products in Japan edged downward from the level of the previous fiscal year, but healthy growth was achieved in cosmetics. Solid sales growth was posted in each business segment overseas partly due to the positive currency translation effect.

Although the chemical products business in Japan was adversely affected by a serious economic slump, operating income remained at the same level as the previous year. However, operating income from other business segments achieved an increase.

(1) Consumer Products Business

Net sales of consumer products rose 3.0% from the previous fiscal year to 626.0 billion yen. Although sales in Japan declined 0.6% year-on-year, sales overseas rose due to such factors as addition of PT. Kao Indonesia as a new consolidated subsidiary, the influence of the weaker yen, and the contribution of new products in North America and Europe. Actual like-for-like growth in sales on a local currency basis was 1.3%.

Operating income in Japan favorably increased. Overseas, solid growth in operating income was posted in North America and Europe; however, there was a decline in Asia. As a result, operating income rose by 3.1% to 88.7 billion yen.

1) Japan

In the overall market in Japan, expansion of floor space at retail stores has stopped and depreciation is slowing down, but sales declined year-on-year in value. In this environment, Kao stepped up marketing and sales efforts at each chain store and in each region. The marketing of new and improved products helped activate markets, and a strong effort was made to reduce the number of product items. Earnings growth was restrained by such factors as declining sales prices and high raw materials costs due to the weaker yen. Nevertheless, stabilization of raw materials prices in the market, reduced depreciation expenses, and the Company's aggressive cost-cutting and cost-efficiency efforts resulted in a rise in earnings.

Sales Composition of Consumer Products

	Billions of yen		
YEAR ENDED MARCH 31	2002	2001	% change
Personal care products	166.8	170.5	(2.2%)
Laundry and cleaning products	246.7	249.0	(0.9%)
Hygiene and others	82.2	79.0	4.1%
Total	495.8	498.6	(0.6%)

In the market for personal care products, actual sales in volume did not increase and prices continued to drop.

The Company launched a new product, *Bioré Moisture Care Lotion* in spring 2002, formulated to be the same mild acidity as healthy skin, to further strengthen *Bioré as* a skin care brand. In the hair care category, dramatically improved *Merit* was favorably accepted by consumers. New and additional items brought into the market, including *Bub* bath additives and *Blauné* hair color contributed to strengthen brands and market position. The Company significantly reduced the number of brands and product items for focused investment of management resources. Despite these efforts and the contribution of new and improved products, the effect of declining prices and product

item reduction resulted in sales dropping by 2.2% below the level of the previous year.

Principal new products:

Bioré Moisture Care Lotion
Bioré Eye Makeup Remover
Blauné Aroma hair color with Easy Comb
Bub Cherry Blossom Scented

The household products market was characterized by a slight decrease in sales volume due to a shrinkage of the gift market. In an environment with a deflationary trend, sales prices dropped further and competition continued to intensify. Under these severe market conditions, the Company implemented key measures, further strengthening top brand products and increasing market share of products that are number two in their categories. Kao made a dramatic improvement in *Attack* laundry detergent to strengthen the brand. Home cleaning detergent *Emal* and mildew remover categories gained the top share in each category. The Company also launched a slime remover for the kitchen sink to create a new market segment. Although some of the new or improved products achieved higher sales than expected, the sales of laundry detergent was affected by the shrinkage of the gift market. Also, the sales of fabric softener and bleach dropped below the level of the previous year. The total sales in the household products category fell by 0.9%year-on-year.

Principal new products:

Family Power Gel
Kitchen Wonder Drain Slime Remover
Haiter Mildew Remover Strong
Quickle for the Range
Quickle Wiper for the Carpet

In hygiene and others, the Japanese market for sanitary napkins has shrunk due to a smaller population of users and the fact that products with superior functions have resulted in less product being used. Similarly, the scale of the market for baby diapers

has diminished due to fewer babies. At the same time, prices are on a downward trend, which, combined with the other factors, has resulted in a smaller market in this product category. Kao introduced value-added products to activate the market, and further cost-cutting and efficient use of expenses were conducted to raise profitability. Despite these efforts, intensified price competition led to a sales decrease in comparison with the previous fiscal year. In the nursing care category, newly launched incontinence pads with disinfectant and deodorant functions were highly evaluated in addition to the Company's steady support activities at hospitals and nursing care centers. As a result, sales of this category have expanded.

In cooking oils, although the overall market contracted, particularly in the gift sector, the market for functional healthy cooking oils expanded. Along with this trend, Kao strengthened its line of *Healthy Econa Cooking Oil* products by launching *Healthy Econa Cooking Oil — For Lower Cholesterol* and *Healthy Econa dressings* (Japanese, Sesame and Italian flavors) in the spring of 2001. Additional Chinese and French dressings were added to the lineup in the spring of 2002. Robust sales growth in the *Healthy Econa Cooking Oil* series was achieved in a shrinking overall market for cooking oils. This was an example of new products creating a new market segment. As a result of this success, year-on-year sales growth by 4.1% was posted in the hygiene and other products category.

Principal new products:

Laurier Super Overnight
Laurier Dry Cushion with wings
Laurier Active Guard
Healthy Econa Cooking Oil – For Lower Cholesterol
Healthy Econa dressings (Chinese Roasted Sesame, Herb French)

2) Asia and Oceania

Although a few bright spots were noted in some sectors of the Asian economy, overall the region was adversely affected by the economic downturn in the United States last

year. In the consumer products market, competition intensified among Japanese, U.S. and European manufacturers, and in many countries, retailing, including retailing by multinationals, was focused on large chain stores. Due to the fierce competition in the market and a deflationary trend, sales prices dropped sharply. However, PT. Kao Indonesia, which became a fully consolidated subsidiary from this fiscal year, raised prices of some products to absorb higher raw materials costs due to the weakening of the local currency.

In personal care products, the Company continued items reduction efforts and focused on building sales of the following eight brands: hair care sold under the *Sifoné* and *Feather* brands; *Bioré* skin care products; *Attack, Magiclean* and *Haiter* among household products; and *Laurier* and *Merries* among hygiene products. We took initiatives to promote improved *Feather* shampoo and conditioner with a new package design through the regional headquarters company in Thailand, which was established to unify regional operations. As a result, sales of the *Feather* brand grew to a large extent. Kao also intends to optimize its production framework in Asia to adjust to new conditions such as the formation of AFTA (the ASEAN Free Trade Area) and the admission of China and Taiwan into the WTO.

Although healthy sales growth was achieved in China and ASEAN countries, the adverse impact of severe market conditions in Taiwan led to sales on a local currency basis in the region remaining virtually the same as the previous fiscal year, excluding those of PT. Kao Indonesia, which became a fully consolidated subsidiary.

3) North America and Europe

Market conditions in North America and Europe were difficult due to such factors as the bankruptcy of a giant retailer in the U.S. and the impact of the American economic slowdown on Europe. In the U.S. personal care products market, in which products are becoming polarized between high-end and economical low-priced items, the Andrew Jergens Company launched *Naturally Smooth*, a new lotion developed through application of Kao's unique technology that helps make the hair finer and less noticeable. This high-value-added product contributed to expanded sales. In the growing

hair color market in Europe, Kao and Goldwell GmbH cooperated in the development and launch of new hair color *ELUMEN* which contributed to an increase in sales.

Overall, solid sales growth was achieved in North America and Europe due to *Bioré Pore Pack* and the antiperspirant/deodorant brand *Ban*, which was acquired in the previous fiscal year by the Andrew Jergens Company, and a strong performance by the U.S. subsidiary of Goldwell, a Kao Group company in Germany that markets hair products for beauty salons internationally. Guhl Ikebana GmbH, which is in the premium hair care business in Germany, also posted solid sales growth, largely the result of new items added to its product lineup and a complete renewal of the designs of its shampoos and conditioners.

To reinforce the base for its hair care business in the U.S. and Europe, Goldwell and its subsidiary acquired KMS Research, Inc., an American manufacturer of hair care products, in February 2002, including its manufacturing and distribution partner in Europe, KMS Research Laboratories (UK). A powerful synergetic effect is expected from integration of superior hair care technology developed by Kao and brand value and know-how of the beauty salon business accumulated in Europe and North America. Goldwell also established Goldwell Japan Co., Ltd. to begin business activity aimed at beauty salons in Japan.

(2) Cosmetics Business (*Sofina*)

In the cosmetics market, prestige cosmetics sales continued to decline both in volume and value. In this stagnant market, sales of Kao cosmetics sold under the *Sofina* brand rose by 2.2% to 74.1 billion yen. Sales of *est*, which is marketed exclusively through department store channels, were particularly robust. Supporting this growth were the Company's expansion of the customer base for *est* products in the basic care category, and in the fall of 2001, a launch of a new *est* foundation product that has been very well received. The Company also achieved healthy growth in sales of *Sofina* products through such efforts as stepped-up basic care and UV care counseling at stores. In addition, *Wrinkle Seraty*, a new *Sofina* product, has won solid customer support. As a result of such activity as maintaining appropriate inventory levels at stores to reduce

product returns, cost reductions and raising efficiency, operating income from cosmetics (*Sofina*) increased by 1.9 billion yen to 4.7 billion yen.

Principal new products:

est the powder makeup foundation
est base nuance base foundation
Wrinkle Seraty Essence Gel

(3) Chemical Products Business

The downturn in the U.S. economy adversely affected chemical products markets worldwide. Under these conditions, Kao focused emphasis in its core businesses in this segment: oleochemicals, surfactants and specialty chemicals. During this fiscal year, sales have been driven by the oleochemicals business in Asia and the specialty chemicals business, such as toner and related products for copiers and aroma chemicals, in Japan, the U.S. and Europe. Despite these efforts, sales in the chemical products business fell 3.0% from the previous year to 162.8 billion yen. This drop was largely due to production and inventory adjustments made by industrial customers in Japan. Operating income was about the same as the previous year at 17.7 billion yen. The decline in operating income from domestic business was offset by an increase in overseas business.

1) Japan

Reflecting the sluggish demand from industries, sales dropped from the previous fiscal year. Even though overall business was adversely affected by the sluggish economy, robust growth was achieved in industrial materials such as concrete additives that dramatically raise the strength of raw concrete, and de-inking agents for recycling paper in the paper and pulp field. Despite the Company's cost reduction efforts, the fall in sales resulted in operating income falling well below the level of the previous fiscal year.

2) Asia

The collapse of the IT bubble and resulting economic slowdown in the U.S. had a strong negative impact on the Asian economy.

Reflecting the sluggish economy, the fatty alcohol business fell in price. However, operating income rose greatly from the previous fiscal year due to continuously low prices of raw materials and improved profitability gained from the rationalization of production facilities in the Philippines. In response to Taiwanese industrial customers moving operations to China or elsewhere, Kao shifted production activity from Taiwan to China and other places where it had established production and sales organizations.

3) North America and Europe

Solid sales growth was posted in Kao's chemical products businesses in North America and Europe, including continued strong performances in specialty chemicals such as toner and related products for copiers in North America and Spain, aroma chemicals in Spain, and fatty amines in Germany, together with favorable translation rates to Japanese yen. In toner and related businesses, the Company upgraded toner binder production facilities at its Kashima Plant and completed new production facilities in Spain to further strengthen its global operational framework that includes operations in the U.S. Kao also expanded operations in the aroma chemicals field by improving facilities with new technology for the production of synthetic products. Operating income improved greatly due to strong performances in the U.S., Germany and Spain.

1. Overall Business Prospects for the Fiscal Year Ending March 31, 2003

Although positive signs have begun to appear in Japan, the employment situation and trends in individual consumption are still stagnant. Overall, the Company expects continued severe market conditions in terms of both volume and value.

In Japan, the Company will strengthen development of products based on a back-to-basics policy. We will focus our management resources on developing and nurturing strong brands and conduct aggressive marketing activity. Through these initiatives, the Company aims to expand market share in the sluggish market and increase sales. In the cosmetics (*Sofina*) business, the Company will launch distinguishing products to further strengthen the brand, and with global expansion in mind, make further efforts to reinforce the foundation and improve the profitability in this business.

An economic recovery is expected to take a considerable amount of time, so the sales of chemical products are forecasted to remain flat.

Overseas, in consumer products in Asia, the Company will make aggressive efforts in the rapidly growing market in China as well as Taiwan and ASEAN countries, where signs of an economic recovery have begun to appear. As for the personal care business in North America, Kao expects sales expansion by the Andrew Jergens Company with skin care lotion *Naturally Smooth* and newly added product lines of anti-perspirant/deodorant brand *Ban*. Also, a U.S. subsidiary of Goldwell GmbH, a German hair care products company targeting beauty salons, is forecasted to expand sales of hair color *ELUMEN*, which was launched in spring 2002. The Company also expects a synergetic effect from KMS companies in the U.S. and U.K. In chemical products, as the Company upgraded the production facilities for such specialty chemicals as aroma chemicals in Spain and toner and related products, growth in sales is forecast.

As a result of the above, although net sales in Japan are expected to remain stagnant, the Company is forecasting growth from overseas operations. Kao projects that net sales for the next fiscal year will increase by 3.7% to 870.0 billion yen, and that operating income will rise by 2% to 114.0 billion yen. Ordinary income is expected to rise 0.4% to 114.0 billion yen, and net income is projected to rise by 2.9% to 62.0 billion yen. We anticipate an increase in the cost of raw materials for fatty alcohol, however the Company will make aggressive efforts to secure stable income by implementing cost-reduction measures not only in Japan but also overseas.

Based on the forecasted growth in profits, Kao plans to increase its annual dividend per share by 4 yen from the previous year to 30 yen, and to increase its interim dividend per share by 2 yen to 15 yen.

Kao will continue its efforts to increase profits and improve capital efficiency and will move ahead with the introduction of EVA at additional Group companies overseas. As a result, the Company endeavors to meet midterm EVA improvement targets.

2. Underlying Assumptions for the Forecasts for the Fiscal Year Ending March 31, 2003

The above forecasts were made assuming exchange rates of one U.S. dollar to 130 yen, and one euro to 115 yen and one New Taiwan dollar to 3.7 yen.

II. Financial Condition

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2002**	2001	Incr./(Dcr.)	**2002**
Operating activities	**130.9**	122.9	7.9	**982.6**
Investing activities	**(77.6)**	(67.3)	(10.2)	**(582.7)**
Financing activities	**(86.2)**	(52.1)	(34.1)	**(647.3)**
Translation adjustments	**3.4**	1.9	1.5	**26.1**
Net increase	**(29.5)**	5.4	(34.9)	**(221.4)**
Beginning balance of newly consolidated companies	**0.9**	0.0	0.9	**7.4**
Cash and cash equivalents	**124.9**	153.4	(28.5)	**937.5**
Total debt	**55.9**	69.4	(13.4)	**420.0**

Net cash provided by operating activities was 130.9 billion yen. Income before income taxes rose 6 billion yen and depreciation and amortization expenses slightly decreased to 58.4 billion yen. Further reduction in accounts receivables and inventories by 3.7 billion yen and 6.4 billion yen respectively contributed to a decrease in working capital.
Net cash used in investment activities rose by 10.2 billion yen to 77.6 billion yen. Investment in marketable securities for the purpose of short-term investment of funds and capital investment overseas increased. In Japan, investments in plant and equipment

during the year included spending on new detergent, cooking oil and other products and upgrading their performance. Overseas investment included streamlining fatty alcohol production facilities in the Philippines and establishing new copier toner production facilities in Spain for global business development. In addition, a loan to a subsidiary of Goldwell was provided for the acquisition of KMS Research, Inc.

Net cash used in financing activities rose 34.1 billion year-on-year as the company continued share purchase at 57.5 billion yen. In addition, the Company continued long-term debt repayments at 11.2 billion yen and redemption of corporate bonds at 6.3 billion yen, a total reduction by 13.4 billion yen to 55.9 billion yen year-on-year.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 124.9 billion yen, 28.5 billion yen less than the balance at the end of the previous year.

Forecast for the Fiscal Year Ending March 31, 2003

Although the operating environment is expected to be as severe as that of year just ended, Kao projects that the portion of cash flows from operating activities accounted for by net income before taxes and other adjustments will be approximately the same as it was in the previous fiscal year. In addition, depreciation and amortization expenses are expected to decrease.

The portion of cash flows from investment activities accounted for by capital investment is expected to decrease slightly in Japan where the Company still invests to improve in capacity and efficiency. Overseas, the Company expects the same level of investment as that of this year.

Regarding cash flows from financing activities, Kao will propose further stock purchase pursuant to Article 210 of the Commercial Code at the general shareholders meeting to be held on June 27, 2002. This will continue to improve capital efficiency, increase returns to shareholders and allow adoption of timely and flexible capital policy

measures in response to changes in the business environment. Kao will continue to carry out stock purchase in a flexible manner, possibly up to 30 million shares or 80 billion yen in value, taking into account business investment projects. Kao anticipates increasing its annual dividend paid. Total debt at the end of the coming year is expected to be approximately 50 billion yen. Consequently, cash and cash equivalents at the end of the coming year will be about 120 billion yen, less than the balance at the end of the this year.

Kao Corporation

News Release April 22, 2002

Proposed appointment of Board Directors, Corporate Auditor, and Executive Officers

In order to reinforce the corporate governance and bring greater efficiency to decision making at the Board of Directors, the changes of Board Directors are proposed and the introduction of Executive Officers is undertaken as follows. The proposed appointment for Board Directors and Corporate Auditor will become effective after approval at the General Meeting of Shareholders to be held on June 27, 2002, and the proposed appointment of the Executive Officers will become effective after approval at the Board Meeting to be held immediately after the General Meeting of Shareholders.

Note: Titles as of April 22, 2002

Candidates for new Directors of the Board

Motoki Ozaki	General Manager, Household Products Division
Shunichi Nakagawa	Director of Legal Department
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director & Regional Managing Director, Korn/Ferry International - Japan

Candidate for new Corporate Auditor

Iwao Inoue	Board Director, Director of Accounting & Finance

Retiring Directors of the Board

Masanori Sakata	
Kunihiko Hachiya	
Moriyasu Murata	
Shigeo Yamada	
Toshio Hirasaka	To be named Executive Officer
Masatoshi Kitahara	To be named Executive Officer
Tadao Matsumoto	To be named Executive Officer
Iwao Inoue	To be named Full-time Corporate Auditor
Tetsuya Imamura	To be named Executive Officer

Kao Corporation

News Release April 22, 2002

Retiring Corporate Auditor

Kikuhiko Okamoto	Full-time Corporate Auditor

Candidates for Executive Officers

Takuya Goto	President& Chief Executive Officer
Toshio Hoshino	Senior Executive Vice President, President - International Consumer Products
Takahiko Kagawa	Executive Vice President , President - Kao Hanbai Company
Yasuo Idemitsu	Executive Vice President, Global Production & Engineering
Akio Tsuruoka	Global Purchasing
Shozo Tanaka	President - Global Personal Care
Kuniaki Watanabe	President - Global Chemicals
Nobuatsu Higuchi	President - Greater China
Naotake Takaishi	Senior Vice President - Global R&D
Motoki Ozaki	President - Global Fabric & Home Care
Shunichi Nakagawa	Legal - Global
Toshio Hirasaka	President - Cleanliness & Sanitation
Masatoshi Kitahara	Global Communications
Tadao Matsumoto	Global Logistics
Tetsuya Imamura	President - Global Health care
Masateru Kanazawa	Global Marketing Service
Toshio Takayama	President - Global Cosmetics
Akio Kimura	Vice President - Global R&D
Norihiko Takagi	Global Human Capital Development
Takuo Goto	Vice President - Global Production & Engineering
Hiroshi Kanda	President - Global Feminine & Baby Care

Kao Corporation

News Release April 22, 2002

New Management Team

Note: Titles effective as of June 27, 2002

Board of Directors

Takuya Goto*	President &Chief Executive Officer, Representative Director
Toshio Hoshino*	Senior Executive Vice President, President - International Consumer Products, Representative Director
Takahiko Kagawa*	Executive Vice President, President - Kao Hanbai Company, Representative Director
Yasuo Idemitsu*	Executive Vice President, Global Production & Engineering
Akio Tsuruoka*	Executive Vice President, Global Purchasing
Shozo Tanaka*	Executive Officer, President - Global Personal Care
Kuniaki Watanabe*	Executive Officer, President - Global Chemicals
Nobuatsu Higuchi*	Executive Officer, President - Greater China
Naotake Takaishi*	Executive Officer, Senior Vice President - Global R&D
Motoki Ozaki*	Executive Officer, President - Global Fabric & Home Care
Shunichi Nakagawa*	Executive Officer, Legal - Global
Akishige Okada**	Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima**	Representative Director & Regional Managing Director - Japan, Korn/Ferry International

*Holds the post as Executive Officer concurrently

**Outside Director

Corporate Auditors

Katsuhiko Hiraoka	Full-time Corporate Auditor
Iwao Inoue	Full-time Corporate Auditor
Takashi Tajima***	Attorney at Law
Hidejiro Matsuda***	Certified Public Accountant

***Outside Corporate Auditor

Kao Corporation

News Release April 22, 2002

Executive Officers

Toshio Hirasaka	Executive Officer, President - Cleanliness & Sanitation
Masatoshi Kitahara	Executive Officer, Global Communications
Tadao Matsumoto	Executive Officer, Global Logistics
Tetsuya Imamura	Executive Officer, President - Global Health Care
Masateru Kanazawa	Executive Officer, Global Marketing Service
Toshio Takayama	Executive Officer, President - Global Cosmetics
Akio Kimura	Executive Officer, Vice President - Global R&D
Norihiko Takagi	Executive Officer, Global Human Capital Development
Takuo Goto	Executive Officer, Vice President - Global Production & Engineering
Hiroshi Kanda	Executive Officer, President - Global Feminine & Baby Care

Exhibit A-6

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN

03 JUL 29 AM 7:21

T. GOTO
President

June 1, 2001

NOTICE OF THE 95th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 95th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on Thursday, June 28, 2001 at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, at 10:00 a.m.. At the AGM, shareholders who hold more than one thousand (1,000) shares of record as of March 31st 2001 ("Shareholders") will be presented with the Business Report, Balance Sheet, Income Statement for the fiscal year ended on March 31, 2001 and the Redemption of Stock. We have enclosed a copy of our Business Results, announced on April 23, 2001 for your reference. At the AGM, Shareholders will also be asked to vote upon the following agenda items:

1: **Proposal for Allocation of Profits**
2: **Election of one (1) Corporate Auditor**
3: **Purchase of the Company's Shares from the Market to Provide Stock Options to Directors**

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of those investors at the AGM, **Kao Corporation** has retained Georgeson Shareholder as our Global Information Agent in connection with the AGM. As a Japanese company, we face strict quorum requirements for our annual shareholder meetings. We realize that many shareholders do not vote at Japanese companies' shareholders' meetings because many of these meetings tend to take place in the same period of time. As we attach great importance to your voting participation at the AGM, we have included, for your convenience, an English summary of the Japanese Proxy Statement that is being distributed to all registered shareholders and a Voting Instructions Form that you can return to your custodian, broker or nominee to simplify and expedite your voting procedures.

Should you have any questions, in the U.S. please contact Laks Meyyappan at 1-201-896-5654, or lmeyyappan@cic-online.com or from outside the U.S., please contact Dominic Dennis at 44-207-335-8700 or DDennis@gscom.co.uk. The English language proxy material is available on their website at http://proxy.georgeson.com/proxyinfo/kao. This has also been posted on our website at http://www.kao.co.jp/e/.

IT IS IMPORTANT THAT YOU EXERCISE YOUR VOTING RIGHT AT THE 95TH AGM, REGARDLESS OF THE NUMBER OF SHARES YOU OWN*. PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 20, 2001.

**NOTE: A shareholder is entitled to vote per unit of shares, with each unit consisting of one thousand (1,000) shares.*

Sincerely,

Takuya Goto

Takuya Goto
President
and Representative Director

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The original Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Kao Corporation for use at the 95th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on Thursday, June 28, 2001 at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, at 10:00 a.m..

All shareholders who hold more than one thousand (1,000) shares ("Shareholders") of record on March 31, 2001 (the "Record Date") are entitled to vote at the AGM. At the Record Date there were ***600,607,000*** issued and outstanding common stocks held by the Shareholders. In order to properly transact business at the AGM, a quorum consisting of the Shareholders of one third of all the issued and outstanding common stock of the Company as of the Record Date must be either present in person or represented by proxy * at the AGM.

*NOTE: *Under the Articles of Incorporation, a shareholder may exercise his or her voting right through another shareholder who acts as his or her proxy.*

PROPOSAL 1: PROPOSAL FOR ALLOCATION OF PROFITS

It is proposed that **12 Japanese Yen** be paid for each share as the year-end dividend of the 95th fiscal year. The total annual dividend, including the interim dividend of **12 Japanese Yen** paid last December, will be **24 Japanese Yen** per share, representing an increase by **4 Japanese Yen** per share from the previous year's dividend.

As a result of this resolution, the pay-out ratio (the dividend per share divided by the net income per share) for this 95th fiscal year will be **28.2%**.

We intend to use internal reserves to fund future expansion of our global business, in the Company's core business areas, and for the further strengthening of our current businesses. The Company is also considering redeeming its own shares.

See attached **Kao Corporation Business Results**, issued on April 23, 2001.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS RESOLUTION.

PROPOSAL 2: ELECTION OF ONE (1) CORPORATE AUDITOR

Although we currently have two (2) Corporate Auditors and one (1) Independent Corporate Auditor, we propose to elect one more Independent Corporate Auditor in order to reinforce the oversight of our Directors. A short history on the candidate follows:

Name & Date of Birth	Present Position (since)	
Hidejiro Matsuda April 17, 1938	March 1969 June 1999	Certified Public Accountant Corporate Auditor of Schwab Tokio Marine Securities Co.,Ltd.

(Mr. Matsuda is qualified to be an Independent Corporate Auditor as defined by the Japanese Commercial Code.)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS RESOLUTION.

PROPOSAL 3: PURCHASE OF THE COMPANY'S SHARES FROM THE MARKET TO PROVIDE STOCK OPTIONS TO DIRECTORS

It is proposed that the company will purchase its own shares from the market to provide stock options to its Directors pursuant to Article 210-2 of the Japanese Commercial Code aiming to align the interests of the Directors with those of the shareholders, to increase the value of the Company.

(1) The shares to be purchased by the Company are par value shares of common stock traded at the Tokyo Stock Exchange.

(2) The period when the Company may purchase the shares for this purpose is from the close of the AGM to the close of the next AGM (the "Purchase Period").

(3) The number of shares to be purchased by the Company for this purpose during the Purchase Period will be limited in aggregate to either one hundred and sixty-eight thousands (168,000) shares (representing approximately 0.028% of the total issued and outstanding shares of the Company) or one billion (1,000,000,000) Japanese Yen in value, whichever is reached first.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS RESOLUTION.

OUTLINE OF STOCK OPTION PLAN

(1) The Company may transfer its purchased shares to the respective Eligible Directors (defined below) under a stock option agreement to be entered into by the Company and the respective Eligible Directors pursuant to Article 210-2 Subsection 2-3 of the Japanese Commercial Code ("Stock Option Agreement") and a stock option plan established by the Company ("Stock Option Plan").

(2) The shares under consideration for the Stock Option Plan are par value common stock of the Company ("Shares").

(3) The individuals who are entitled to the stock options under the Stock Option Plan ("Options") are the following Directors in office at the close of the AGM on June 28, 2001 ("Eligible Directors").

Name of Directors	Number of Shares
Takuya Goto	25,000
Toshio Hoshino	17,000
Takahiko Kagawa	12,000
Masanori Sakata	10,000
Kunihiko Hachiya	10,000
Yasuo Idemitsu	10,000
Toshio Hirasaka	7,000
Moriyasu Murata	7,000
Akio Tsuruoka	7,000
Shigeo Yamada	7,000
Syozo Tanaka	7,000
Masatoshi Kitahara	7,000
Tadao Matsumoto	7,000
Kuniaki Watanabe	7,000
Nobuatsu Higuchi	7,000
Nobutaka Takaishi	7,000
Iwao Inoue	7,000
Tetsuya Imamura	7,000
Total: 18	168,000

Furthermore, if the Company's stock is split or consolidated, the Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation.

(4) The Shares will be transferred to the Eligible Directors at an exercise price ("Exercise Price") equal to the greater of (i) 1.05 multiples the average of the daily closing price of the Company's stock traded at the Tokyo Stock Exchange during the calendar month prior to the grant of the Options; or (ii) the closing price of the Company's stock traded at the Tokyo Stock Exchange on the date when the Options are granted. Any amount less than one yen shall be rounded up.

The Exercise Price shall be adjusted in accordance with the following formula in the event that after the Options are granted, the Company issues new stocks at a price below the market price (excluding stocks acquired by exercising the right to convert convertible bonds or by exercising warrants):

$$\text{Adjusted Exercise Price} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Subscription Price for New Shares}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

Furthermore, if the Company's stock is split or consolidated, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any amount less than one yen shall be rounded up.

(5) The Eligible Directors who hold Options may exercise their Options only during the period of July 28, 2003 through July 25, 2008 ("Exercise Period").

(6) Conditions for Exercising the Options

A The Eligible Director who holds Options may exercise his Options in accordance with the Stock Option Agreement during the Exercise Period regardless whether he still holds the office of director.

B In the event that the Eligible Director who holds Options is deceased, his heir may exercise the Options in accordance with the Stock Option Agreement.

C The Options are not transferable and no security interest can be created thereon.

D The other conditions provided in the Stock Option Agreement have to be met.

ADDITIONAL INFORMATION

The Company has appointed Georgeson Shareholder as Global Information Agent for its 95th Annual General Meeting of Shareholders. If you have any questions or require additional proxy materials, please contact Georgeson Shareholder directly at 1-201-896-5654 (in the U.S.) or at 44-207-335-8700 (outside the U.S.) or visit their website at **http://proxy.georgeson.com/proxyinfo/kao**. Alternately you can access this information on our website at

http://www.kao.co.jp/e/ir_e/bizresult/apr2301.html,
http://www.kao.co.jp/e/ir_e/setumei/pdf/200104.pdf
http://www.kao.co.jp/e/

Kao's management recognizes the importance of our foreign shareholders and the fact that they will be unable to attend the AGM. In case you do not receive a ballot from your custodian or proxy agent, and to ensure that your votes are received and counted at the AGM, we have prepared the following Voting Instructions Form for your use.

In order to avoid duplication of instructions, please send the Voting Instructions Form to your custodian, broker or nominee through which you hold your Kao shares to exercise your voting right.

Kao Corporation

VOTING INSTRUCTION FORM

Fax To: ______________________________ **(your custodian, broker or nominee)**

Fax No: ____________________ **Attn: Corporate Actions / Proxy Department**

From: _________________________________ (your name and organization)

Re: Account Name: ____

Account No: ____________________ No. of Shares held: ____________________

ISIN JP3205800000 SEDOL 6483809TSE 4452

Re: June 28, 2001 Annual General Meeting of Shareholders of Kao Corporation.

To custodian, broker or nominee:

We have not yet received a ballot in respect of the above account in which we hold shares of Kao Corporation, and are therefore hereby transmitting our voting instructions for the above meeting. We hereby authorize and instruct you to act upon these instructions, to transmit them onward where necessary to your local custodian or other agent in Japan, and to take such other actions as you deem necessary to ensure that the following votes are duly cast. These voting instructions are given in respect of any and all Kao shares held in the above account on the record date of March 31, 2001.

AGENDA ITEM		VOTE		
		FOR	AGAINST	ABSTAIN
1.	Proposal for Allocation of Profits	❑	❑	❑
2.	Election of one (1) Corporate Auditor	❑	❑	❑
3.	Purchase of the Company's Shares from the Market to Provide Stock Options to Directors	❑	❑	❑

Authorized Signature: ________________________________ Date: __________

PLEASE ALSO RETURN A COPY OF THIS TO KAO'S GLOBAL INFORMATION AGENT BY FAX TO:

+1 212 805 7357 in the US

+44 207 335 8773 outside of the US

Kao Corporation

News Release April 23, 2001

Kao Corporation Reports Business Results

Tokyo, April 23, 2001 – Kao Corporation today announced its consolidated and nonconsolidated business results for the fiscal year ended March 31, 2001. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

1. CONSOLIDATED BASIS

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**821.6**	846.9	(3.0)	**6,631.4**
Operating income	**107.0**	99.1	8.0	**864.4**
Ordinary income	**111.8**	98.0	14.1	**902.9**
Net income	**59.4**	52.1	14.0	**479.6**
Total assets	**783.7**	750.0	4.5	**6,325.7**
Total shareholders' equity	**462.9**	474.9	(2.5)	**3,736.8**
	Yen			U.S. Dollars
Per share:				
Net income	**96.69**	83.45	15.9	**0.78**
Cash dividends	**24.00**	20.00	20.0	**0.19**

	%	
YEAR ENDED MARCH 31	**2001**	2000
Operating margin	**13.0**	11.7
Net income to total shareholders' equity (ROE)	**12.7**	11.3

Consolidated Financial Highlights on a Like-for-like Basis (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**851.8**	846.9	0.6	**6,874.6**
Operating income	**107.9**	99.1	8.9	**871.5**

Notes: Like-for-like basis excludes both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas sales related to translation of local currencies to the Japanese yen.

Consolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 860.0 billion yen (US$6,941.1 million) in net sales, 108.0 billion yen (US$871.7 million) in ordinary income and 62.0 billion yen (US$500.4 million) in net income. Net income per share is expected to be 101.78 yen (US$0.82).

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2001	SALES 2000	% change	Like-for-like	OPERATING INCOME 2001	2000	Incr./(Dcr.)
Consumer Products	**607.8**	632.4	(3.9)	(0.3)	**86.1**	82.1	4.0
Cosmetics (*Sofina*)	**72.5**	70.8	2.4	2.4	**2.8**	2.1	0.7
Chemical Products	**167.8**	172.4	(2.6)	1.8	**17.7**	14.7	3.0
Corporate/Eliminations	**(26.6)**	(28.7)	-	-	**0.4**	0.1	0.3

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2001	SALES 2000	% change	Like-for-like	OPERATING INCOME 2001	2000	Incr./(Dcr.)
Consumer Products	**4,905.8**	5,104.3	(3.9)	(0.3)	**695.0**	662.7	32.3
Cosmetics (*Sofina*)	**585.8**	572.1	2.4	2.4	**22.8**	17.7	5.1
Chemical Products	**1,355.1**	1,391.5	(2.6)	1.8	**143.0**	118.9	24.1
Corporate/Eliminations	**(215.2)**	(232.4)	-	-	**3.6**	1.2	2.4

Notes: Like-for-like growth rates exclude both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas sales related to translation of local currencies to the Japanese yen.

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2001	SALES 2000	% change	Like-for-like	OPERATING INCOME 2001	2000	Incr./(Dcr.)
Japan	**655.4**	673.4	(2.7)	(0.9)	**94.3**	91.7	2.6
Asia	**84.1**	86.1	(2.4)	3.8	**6.8**	3.9	2.9
Europe and Americas	**105.2**	111.0	(5.2)	7.4	**5.9**	3.4	2.5
Corporate/Eliminations	**(23.2)**	(23.7)	-	-	**0.0**	0.1	(0.1)

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2001	SALES 2000	% change	Like-for-like	OPERATING INCOME 2001	2000	Incr./(Dcr.)
Japan	**5,290.3**	5,435.5	(2.7)	(0.9)	**761.3**	740.2	21.1
Asia	**679.1**	695.5	(2.4)	3.8	**54.9**	31.6	23.3
Europe and Americas	**849.8**	896.2	(5.2)	7.4	**47.7**	27.9	19.8
Corporate/Eliminations	**(187.8)**	(191.7)	-	-	**0.5**	0.8	(0.3)

Notes:
1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2001, of yen 123.90=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas related to translation of local currencies to the Japanese yen.*

Kao Corporation

News Release April 23, 2001

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**660.4**	667.1	(1.0)	**5,330.2**
Operating income	**92.3**	91.0	1.4	**745.1**
Ordinary income	**98.3**	91.7	7.2	**794.1**
Net income	**52.2**	42.5	22.9	**421.6**
Total assets	**707.3**	676.1	4.6	**5,709.0**
Total shareholders' equity	**480.7**	464.4	3.5	**3,880.3**
	Yen			U.S. Dollars
Per share:				
Net income	**84.72**	68.02	24.6	**0.68**
Cash dividends	**24.00**	20.00	20.0	**0.19**

Notes: The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2001, of yen 123.90=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 665.0 billion yen (US$5,367.2 million) in net sales, 97.0 billion yen (US$782.9 million) in ordinary income and 55.0 billion yen (US$443.9 million) in net income.

Please note that consolidated and nonconsolidated forecast data is estimated at the time of release and is subject to future review.

For further information, please contact:
Takashi Matsuzaka
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-7103
e-mail: ir@mail.kao.co.jp

Kao Corporation

News Release April 23, 2001

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to achieve profitable growth in spite of the intensifying global competition, and to increase corporate value that will place Kao among the ranks of the world's leading companies.

In the previous fiscal year the Company adopted EVA® (Economic Value Added)* as its primary management measure. We are convinced that long-term, sustainable growth of EVA is not only closely connected to growth in corporate value, it also serves to increase the value of the company for shareholders and all other stakeholders as well.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to achieve continuous increase in per-share dividends of approximately 30% of nonconsolidated net income. In its use of free cash flow, the Company seeks to increase future corporate value primarily through investment in business development and M&A activity, and by undertaking measures, including share redemption, with a long-range point of view and investment efficiency uppermost in mind.

3. Medium- and Long-Term Management Strategies

With consumer products, cosmetics and chemical products as our core businesses, we strive for business growth on the basis of developing and marketing products of excellent value and outstanding performance supported by our unique technologies. And as we work to expand these platforms, we also make efforts to develop lines of businesses in new fields such as health care.

** EVA is a registered trademark of Stern Stewart & Co.*

Overseas, Kao is expanding operations in the Asian region, which is a growth market, while increasing business activity in the North American market. To achieve these goals we are positively considering further M&A activity and entering into strategic business alliances.

This approach has been adopted to compensate for slowing growth in maturing Japanese markets. At the same time, the Company is continuing its cost savings measures and efforts to raise management efficiency, thus achieving sustained EVA growth

4. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and realize high levels of fairness and transparency in management, the Company established an Advisory Committee made up of two external advisors, two senior advisors, the president and a senior managing director. In addition, to promote speedy decision-making and execution, we have taken measures to promote delegation of authority and to enhance the effectiveness of the Board of Directors. We plan to take further steps for reform of the Board.

Furthermore, Kao plans to review its compensation system for directors of the Board to further align the interest of directors with that of shareholders and facilitate an increase in corporate value. Specifically, this will include the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation, and cessation of future provision of allowance for directors' retirement. In addition, we will also revise the statutory auditors' compensation system, which will discontinue bonuses, while increasing the number of external statutory auditors in order to improve the auditing function

5. Issues for Management

In the fiscal year under review, the operating environment in Japan remained severe, particularly in the consumer products market as prices continued to fall and competition intensified further. Despite this, the Company achieved earnings growth as a result of

efforts to reduce costs and raise management efficiency. The consolidated operating margin rose to 13.0%, and we are gradually narrowing the gap in profitability between Kao and our global peer companies.

While assuming that the operating environment will continue to be difficult and that competition will remain fierce, Kao will strive to raise corporate value over the long term by prioritizing and effectively investing management resources according to our strategies for mid- and long-term growth.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results

Affected by the slowdown in the U.S. economy, the Japanese economy was characterized by signs of a worsening slump in the manufacturing sector. At the same time, sluggish consumer spending and price deflation continued. In the household products and personal care markets, sales volume remained flat while prices continued to drop.

Overseas, Asian economies became more challenging due to the slowdown in the U.S. economy and the recent weak yen. The U.S. economy faced a period of adjustment after a long period of growth, while the European economy experienced solid expansion.

Consolidated net sales for the fiscal year ended March 31, 2001 decreased by 25.2 billion yen to 821.6 billion yen, 3.0% down from the previous fiscal year. The negative currency impact due to the strong yen on overall overseas sales was 18.2 billion yen. In addition, there was a difference in accounting for sales in connection with the new consolidation of a domestic consumer products sales company, resulting in an 11.9 billion yen drop in consolidated net sales. Excluding these two factors, consolidated net sales increased 0.6% from the previous fiscal year.

Although domestic sales of consumer products declined due to falling prices, Kao achieved earnings growth. Operating income for the period grew 8.0% to 107.0 billion

yen. At the parent company, cost reduction measures and decreased depreciation expenses contributed to an increase in operating income, partially offset by a negative impact from price decline and increased pension expenses. As a result, growth in operating income slowed down. Including 0.5 billion yen of operating income from the consolidation of the sales company, domestic operating income increased 2.9% to 94.3 billion yen.

Operating income from overseas operations rose 72.5% to 12.7 billion yen, as profits grew in personal care products in North America and Europe and in chemical products in Asia as well as in North America and Europe.

In addition to the increased operating income noted above, the favorable move in non-operating income/expenses due to foreign exchange gains and the decrease in extraordinary loss related to restructuring compensated for an extraordinary loss related to retirement benefit. As a result, ordinary income rose 14.1% to 111.8 billion yen and net income also climbed 14.0% to 59.4 billion yen.

Moreover, Kao's continuing focus on more effective utilization of assets and the effort to hold down increases in capital charges, including share redemption, led to solid growth in EVA.

Summary of Results by Business Segment

(1) Consumer Products Business

Consumer products sales decreased 3.9% to 607.8 billion yen. In Japan, domestic sales decreased 3.5% year-on-year in nominal terms, while decreased 1.2% from the previous fiscal year in real terms, excluding the effect of the consolidation of the consumer products sales company. Overseas, net sales in a local currency basis grew 3.5% over the previous fiscal year, although the effect of the strong yen led to a decrease in overall net sales. In terms of operating income, domestic and overseas operations achieved a total earnings growth of 4.0 billion yen, amounting to 86.1 billion yen, an increase of 4.9%.

1) Japan

In the consumer products market in Japan, prices continued to move downward, particularly in the second half of the term, and demand in real terms slumped below the level of the previous fiscal year. In this operating environment, sales of consumer products, excluding the effect from the consolidation of the sales company, declined 1.2%. The following table shows the breakdown by category.

Summary of effect of consolidation of the sales company

YEAR ENDED MARCH 31	Billions of yen			% change
	2001		2000	
		Excl. effect		Like-for-like
Personal care products	170.5	174.7	175.2	(0.3%)
Laundry and cleaning products	249.0	254.9	262.1	(2.7%)
Hygiene and others	79.0	80.7	79.4	1.6%
Total	498.6	510.5	516.8	(1.2%)

In terms of operating income, a decrease in selling prices and an increase in marketing expenses contributed negatively. Significant increase in pension expenses also dampened profitability. Nevertheless, favorable natural oil raw material prices and the Company's cost reduction measures and raised operating efficiency, in addition to the decrease in depreciation expenses, led to growth in operating income.

In personal care products in Japan, Kao activated the facial and body cleansers markets by products with a mildly acidic formulation. The launch of new products such as *Bioré Facial Foam Moisture Cream-in* and *Bioré Body Care Foam Moisture Cream-in* also contributed to increased sales. In hair care products, the Company improved and marketed *Essential Damage Care* shampoo/conditioner, which generated solid consumer response. Despite this, an overall drop in market prices caused sales to drop below the level of the previous fiscal year. At the same time, we expanded our share of the hair color market by the addition of *Blauné Aroma Hair Color* launched during the previous fiscal year, and sales increased as a result.

Principal new products:

Bioré Facial Foam Moisture Cream-in (facial cleanser)
Bioré Body Care Foam Moisture Cream-in (body cleanser)
Liese Quick Hair Foam for Straight Hair (hairstyling product)
Lavenus Color Appeal (hair color / hair lightening product)

The laundry and cleaning products category in Japan faced intense competition. In this environment, such new products as *Humming 1/3 Anti-bacterial Plus* fabric softener, *Quickle Wet-type Floor Care Sheets* household cleaning sheets, and *Family Pure Mild-type* dishwashing detergent, were brought to market during the term. Although steady sales growth was posted for *New Beads*, a contraction of the gift market adversely affected sales and contributed to the year-on-year sales decline in laundry detergent. At the same time, exports of household cleaning mop kits and sheets, which are marketed in North America and Europe by S.C. Johnson & Son Inc., decreased significantly due to the transfer to license-based production overseas.

Principal new products:

Attack Sheet-type (laundry detergent)
Quickle Wet-type Floor Care Sheets (household cleaning sheets)
Humming 1/3 Anti-bacterial Plus (fabric softener)
Family Power Gel (dishwashing detergent)
Family Pure Mild-type (dishwashing detergent)

The hygiene and other products category had mixed results. The overall sanitary napkin market shrank due to a decline in the relevant consumer population in Japan, upgrading of product performance that led to less sheets being used, and falling prices. As a result, sales declined from the previous fiscal year. Sales of the Company's disposable baby diapers, *Merries* tape-type and pants-type, declined despite improvements made in product performance, as stiffening price competition and a sharp fall in prices made the environment extremely difficult. On the other hand, there was a slight increase in sales of adult incontinence products, which were spurred by the launch of *Relief Odor-Free Guard*, which uses an original technology to eliminate odors.

In addition, *Healthy Econa Cooking Oil – For Prevention of Fat Deposits,* a unique product that helps prevent fat from accumulating in the body, continued to win widespread support from consumers and contribute greatly to sales. With an eye toward expanding the market for healthy cooking oils, Kao brought out the second product in our *Healthy Econa* series, *Healthy Econa Cooking Oil – For Lower Cholesterol,* which lowers the level of cholesterol in the blood and inhibits the accumulation of fat in the body. The company also launched a series of *Healthy Econa Dressings*.

Principal new products:

Laurier Super Slim Guard (sanitary napkins)
Laurier Dry Cotton Sheet (panty liner)
Healthy Econa Cooking Oil – For Lower Cholesterol
Healthy Econa Dressings

2) Asia and Oceania

Influenced by the economic slowdown in the U.S., the outlook for the Asian economy has become unclear. In the consumer products market, while growth in demand was virtually stagnant, intense competition among global peer companies continued. In addition, new entries into the market by global retailers led to fierce price competition.

In the consumer products business in Asia and Oceania, inventory adjustment at distributors was completed in China. While sales before the currency translation effect achieved a modest growth, sales in yen terms declined slightly.

The Company focused on core brands to strengthen brand power, and consequently, operating income for Asia increased year-on-year in yen terms.

With an eye on trends in the ASEAN Free Trading Area (AFTA), we have established a subsidiary in Thailand as a regional headquarters that will enable us to integrate and upgrade product development, marketing, and utilize optimal production locations in the ASEAN region.

3) North America and Europe

In North America, sales of The Andrew Jergens Company grew slightly. Favorable performance in *Curél* premium skin care and new products in the *Jergens* lotions lineup contributed as growth drivers, which were offset by a continuing decrease in sales of pore cleansing strip products. To build a stronger base in the skin care products business, we acquired *ban**, antiperspirant/deodorant brand in the United States. Andrew Jergens achieved healthy growth in operating income as a result of a strong performance by premium-priced products and more effective control of fixed expenses.

In Europe, Goldwell GmbH, which markets hair care products for beauty salons internationally, and Guhl Ikebana, which markets premium hair care products, both posted healthy sales growth. The effect of restructuring at Goldwell bolstered steady growth in operating income.

(2) Cosmetics Business (*Sofina*)

Sales of cosmetics (*Sofina*) were 72.5 billion yen, an increase of 2.4%. The prestige cosmetics market is recovering slowly from a major contraction, remaining flat throughout the year.

In these general market conditions, we brought out *est,* a new brand for exclusive marketing through department store channels in the basic skin care category. This product embodies unique superior technology based on dermatological research promoted by *Sofina*. New items were also added to the *Raycious* foundation series. Along with *Finefit*, this new introduction bolstered foundation sales, which increased over the level of the previous term. Although sales in the first half of the term decreased year-on-year due to our effort to streamline inventories at retailers, we achieved significant growth in the second half of the fiscal year under review.

Operating income improved to 2.8 billion yen despite the expenses related to the retail destocking measures and due to an increase in pension expenses.

**Japan is not included in the agreement for the acquisition of the* ban *brand.*

Principal new products:

Sofina Very Very Powdery Pore Care (sebum care product)
est special care and daily care products (basic skin care)
Raycious Liquid Make-up (liquid foundation)
AUBE Rouge Livelish (lipstick)

(3) Chemical Products Business

Chemical products sales decreased 2.6% to 167.8 billion yen. Operating income rose 2.9 billion yen, or 20.2%, to 17.7 billion yen. Although negative currency translations impacted both sales and operating income for overseas operations, on a local currency basis, sales grew 9.1%, and operating income rose 59.6% as well. Key growth drivers included fatty chemicals in Asia and such specialty chemicals as copier and printer toner and related products, and aroma chemicals in the United States, Europe and Japan.

1) Japan

The effects of sluggish economic conditions in Japan since last summer, and a drop in exports due to a slowdown of the Asian economies, led to a drop in the parent company's sales.

Operating income grew, benefited from continuous favorable prices of raw materials for fatty chemicals and streamlined production, in spite of price increases in certain raw materials due to higher petroleum costs.

2) Asia

In Taiwan, sales decreased due to the transfer of part of production abroad. However, healthy growth in sales was recorded in the other Asian countries, particularly in Malaysia and the Philippines, where sales of fatty alcohols were brisk.

Led by the strong performance in fatty alcohols in Malaysia and the Philippines, and

boosted by lower costs of raw materials, operating income increased significantly.

3) North America and Europe

Robust sales growth continued on the back of strong performances in copier and printer toner and related products in the United States, fatty amines in Germany, and aroma chemicals and copier and printer toner and related products in Spain.

Healthy growth in Germany and Spain was a primary factor in a surge in operating income.

Financial Condition

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	Incr./(Dcr.)	**2001**
Operating activities	**122.9**	157.6	(34.7)	**992.3**
Investing activities	**(67.3)**	(41.4)	(25.9)	**(543.8)**
Financing activities	**(52.1)**	(61.5)	9.4	**(420.7)**
Translation adjustments	**1.9**	(4.0)	5.9	**15.8**
Net increase	**5.4**	50.5	(45.1)	**43.7**
Cash and cash equivalents	**153.4**	147.9	5.5	**1,238.4**
Total debt	**69.4**	78.0	(8.6)	**560.2**

Net cash provided by operating activities during the fiscal year ended March 31, 2001 decreased from the previous fiscal year. Although income before income taxes and minority interests increased, higher tax payments and a decrease in depreciation expenses led to a decline in net cash provided by operating activities.

Net cash used in investment activities increased primarily as a result of the acquisition of the *ban* antiperspirant/deodorant brand, which is sold mainly in North America, and increased purchases of short-term securities as part of investment of excess cash. Principal capital spending in plant and equipment included production facilities for laundry detergent and new products such as cooking oil, and the plant relocation in Japan.

Due to the redemption of corporate bonds, as of the fiscal year-end, Kao's total interest-bearing debt decreased by 8.6 billion yen from the end of the previous fiscal year to 69.4 billion yen. In addition, as part of its policy to enhance shareholders' returns, the Company executed share redemption totaling 10 million shares of common stock valued at 28.6 billion yen.

As a result of the above, cash and cash equivalents at the end of the period increased by 5.4 billion yen year-on-year to 153.4 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2002

In the consumer products market in Japan, Kao anticipates that consumer spending will remain sluggish, which means no growth in sales volume can be expected, and we project that prices will fall below the level of the fiscal year just ended. In view of this, we are forecasting that the challenging operating environment will continue. In the shrinking market, the Company will strive to further develop and reinforce new businesses, including cooking oil, in the health care field. In a parallel move, the Company will undertake measures to increase the value of its brands by improving existing products and developing and launching new products that meet new consumer needs. These efforts will help lead to a slight sales increase from the level of the fiscal year under review. To continue to achieve earnings growth, the Company also intends to continue its efforts to reduce costs, effectively control expenses, and enhance profitability as a management priority.

In the overseas consumer products business, with favorable foreign exchange rates, we expect sales to exceed the level of the fiscal year under review, and we project growth in operating income.

Although the Company expects competition to become even more intense in markets throughout Asia, it intends to focus on core brands and foster greater brand power that will lead to growth in sales.

In North America and Europe, Kao will target growth in the skin care business in North America and the hair care business in Europe. By concentrating on core brands, reducing costs, and raising management efficiency, the Company expects to achieve earnings growth in Asia as well as North America and Europe.

In the chemical products business, we project the operating environment in Japan to continue to be challenging, and that sales will decline slightly. Overseas, the Company projects that favorable foreign exchange rates will lead to a sales increase from the level of the fiscal year under review. Overall, while we are projecting increased sales in the chemical products business, we anticipate that operating income, which rose significantly in the fiscal year just ended, will remain flat.

Absent foreign exchange gains, which contributed to improved non-operating income/expenses in the fiscal year just ended, the Company projects ordinary profit for the current fiscal year to decrease slightly. However, we project continued growth in net income for the current fiscal year due to the elimination of major extraordinary losses.

In view of the above, we forecast that consolidated net sales for the fiscal year ending March 31, 2002 will rise to 860.0 billion yen, while ordinary profit will decrease to 108.0 billion yen and net income will grow to 62.0 billion yen.

We achieved significant annual EVA improvement in the fiscal year just ended. We will endeavor to achieve earnings growth, which will lead to further annual improvement in EVA.

In line with the anticipated improvement in financial performance for the fiscal year ending March 31, 2002, we plan to increase both interim and year-end cash dividends by 1.00 yen per share to 13.00 yen per share and the total annual cash dividend applicable to the year by 2.00 yen per share to 26.00 yen per share.

Please note that this forecast was estimated at the time of release and is subject to future review.

Exhibit A-7

Kao Corporation

News Release July 22, 2003

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2003

Tokyo, July 22, 2003 — Kao Corporation today announced consolidated business results for the three months ended June 30, 2003, the first quarter of the year ending March 31, 2004. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30				Fiscal 2002, ended March 31, 2003
	2003	2002	Change	2003 (US$)	
	Yen		%	U.S. dollars	Yen
Net sales	**¥212,420**	¥208,844	1.7	**$1,773.1**	¥865,247
Operating income	**27,395**	30,610	(10.5)	**228.7**	114,914
Ordinary income	**28,522**	31,642	(9.9)	**238.1**	117,487
Net income	**15,167**	16,889	(10.2)	**126.6**	62,462
Total assets	**695,504**	750,425	(7.3)	**5,805.5**	720,849
Total shareholders' equity	**410,774**	455,872	(9.9)	**3,428.8**	417,030
Shareholders' equity/total assets	**59.1%**	60.7%	-	-	57.9%
Shareholders' equity per share (yen/US$)	**742.17**	779.19	(4.8)	**6.20**	744.56
Net income per share (yen/US$)	**27.31**	28.74	(5.0)	**0.23**	108.05
Net income per share, diluted (yen/US$)	**26.17**	27.59	(5.1)	**0.22**	103.69
Net cash provided by operating activities	**3,258**	-		**27.2**	134,179
Net cash used in investing activities	**(6,021)**	-		**(50.3)**	(77,568)
Net cash used in financing activities	**(19,581)**	-		**(163.4)**	(104,186)
Cash and cash equivalents	**56,152**	-		**468.7**	75,684

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2003, of yen 119.80=US$1,and are included solely for the convenience of readers.*
3. *Consolidated statements of cash flows for the first quarter of fiscal year 2002 are not available.*
4. *Yen amounts are rounded down to the nearest million.*
5. *Change in scope of consolidation:*
   Consolidated subsidiaries (addition) 5
   Equity method companies (addition) 1

Kao Corporation

News Release July 22, 2003

Forecast of Consolidated Results for the Six Months Ending September 30, 2003 and the Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2003		Year ending March 31, 2004	
	Yen	U.S. dollars	Yen	U.S. dollars
Net sales	¥445,000	$3,714.5	¥895,000	$7,470.8
Ordinary income	59,000	492.5	118,000	985.0
Net income	31,000	258.8	64,000	534.2
Net income per share (yen/US$)	-	-	116.65	0.97

Forecast of Non-consolidated Results for the Six Months Ending September 30, 2003 and the Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2003		Year ending March 31, 2004	
	Yen	U.S. dollars	Yen	U.S. dollars
Net sales	¥330,000	$2,754.6	¥650,000	$5425.7
Ordinary income	54,000	450.8	103,000	859.8
Net income	30,500	254.6	59,000	492.5
Net income per share (yen/US$)	-	-	107.54	0.90

Notes:

1. *The forecast for the six months ending September 30, 2003 and the year ending March 31, 2004 are unchanged from April 22, 2003. However, EPS has been adjusted to reflect a decrease in the number of shares outstanding due to the repurchase of additional shares during the current fiscal year.*
2. *Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2003, of yen 119.80=US$1,and are included solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2003

Business Results

Consolidated net sales for the three months ended June 30, 2003, the first quarter of the year ending March 31, 2004, increased 1.7 percent, or 3.5 billion yen, from the same quarter a year earlier to 212.4 billion yen. In Japan, the economic slump and declining sales prices of consumer products negatively impacted sales. The appreciation of the yen exerted a negative effect on overseas sales when translated into yen totaling 2.3 billion yen, although acquisitions in the consumer products business in North America and Europe supported sales. Earnings reflected aggressive investment in marketing centered on new products launched during the spring in the Japanese consumer products market and higher prices for fatty alcohol raw materials. Operating income decreased by 3.2 billion yen to 27.3 billion yen. Ordinary income decreased 3.1 billion yen to 28.5 billion yen. Net income for the first quarter decreased 1.7 billion yen to 15.1 billion yen. These results are all in line with the forecasts announced on April 22, 2003.

Summary of Information by Business Segment
Consumer Products Business

Segment sales increased 1.3 percent from the same quarter a year earlier to 155.7 billion yen. Excluding the negative currency translation effect on overseas sales due to the appreciation of the yen, segment sales would have increased 2.4 percent from the same quarter a year earlier. Sales in Japan decreased 0.6 billion yen from the same quarter a year earlier. Overseas sales increased from the same quarter a year earlier because the benefit of acquisitions compensated for the negative effect of 1.7 billion yen in translating overseas sales into yen.

1. Japan

Sales in Japan decreased 0.6 percent from the same quarter a year earlier to 117.8 billion yen. Retail sales continued to decrease, while consumer spending remained weak. By sales channel, drugstore sales increased, while sales at general merchandise stores (GMS) and supermarkets continued to perform poorly. Sales at convenience stores and home improvement stores increased marginally. Kao's marketing and sales divisions continued to work in close cooperation to promote aggressive marketing activities at each chain store and in each region.

Personal Care Products: Moving to strengthen brand loyalty for *Bioré,* in spring 2003 Kao launched *Bioré Perfect Oil* makeup remover and *Bioré Mild-Acid UV Cut* sunscreen lotion. *Clear Clean Plus Whitening* toothpaste, which employs the power of malic acid and granules to lift away yellowish surface stains, generated higher sales than projected. Competition intensified in the

shampoo, conditioner and hair coloring categories. Sales increased 1.5 percent from the same quarter a year earlier to 40.5 billion yen.

Fabric and Home Care: The spring 2003 launch of new *Attack with Bleach* laundry detergent, which is formulated to remove stains, whiten laundry and eliminate bacteria, fortified the *Attack* brand. Also, consumers responded well to the product features of *Allerclean* home hygiene spray. It is a daily-use cleaning spray for easy removal of minute dust particles and waste generated by mites, which is hard to eliminate by vacuuming or airing bedding. The laundry finishing category, including fabric softeners, was impacted by lower retail prices. Sales fell 3.9 percent from the same quarter a year earlier to 56.5 billion yen.

Feminine Care, Baby Care and Others: Sales increased 5.0 percent from the same quarter a year earlier to 20.8 billion yen. In the Feminine and Baby Care category, the *Laurier* sanitary napkin brand continued to perform well. Sales of *Relief* brand adult incontinence products outpaced overall market growth. In the disposable baby diaper category, Kao added value to the *Merries* brand with two-way diapers that can be fastened at the front or back to reduce the stress of changing diapers. In the Health Care (Functional Food) category, sales of the *Econa* lineup of healthy functional cooking oils and related products continued to expand firmly, with sales of *Econa Healthy Mayonnaise* meeting projections. Reception among consumers was enthusiastic for *Healthya Green Tea*, a bottled tea for which Kao received permission from the Ministry of Health, Labour and Welfare to label as a Food for Specified Health Use with the claim that the product is suitable for people who are concerned about body fat. *Healthya Green Tea* was launched late May 2003 in selected markets in Tokyo and surrounding areas.

2. Overseas

Attack laundry detergent and *Laurier* sanitary napkins performed well in China. The launch of skin care product *Bioré Bright White* in several ASEAN countries contributed to sales growth, and sales of *Laurier* in Thailand and *Attack* in Indonesia were solid. The markets of Hong Kong and Taiwan were sluggish, which affected sales.

Kao generated overall double-digit sales growth in North America and Europe, including the contribution of solid sales from John Frieda Professional Hair Care, Inc., which Kao acquired in September 2002. In February 2003, Kao also began test marketing *ENOVA* (*Econa Healthy Cooking Oil*) in Chicago and Atlanta in the United States.

Prestige Cosmetics Business

In the cosmetics market, sales of low-priced cosmetics increased, while sales of high-priced prestige cosmetics were stagnant. Segment sales increased 0.5 percent from the same quarter a year earlier to 19.6 billion yen.

Given these market conditions, Kao generated solid sales growth by strengthening its products under the *Sofina* brand in ways such as improving the basic care products *UV Cut Milk/Cream*, the *Very Very* series and the foundation *Raycious*. Moreover, Kao strengthened marketing activities to acquire new customers for the *est* line of cosmetics sold only through department stores.

Chemical Products Business

Segment sales increased 2.6 percent from the same quarter a year earlier to 43.4 billion yen. Excluding the negative currency translation effect on overseas sales due to the appreciation of the yen, segment sales would have increased 3.8 percent from the same quarter a year earlier. Sales in Japan increased 2.7 percent from the same quarter a year earlier. Overseas sales grew steadily, although there was a 0.5 billion yen negative translation effect from the appreciation of the yen.

1. Japan

In the markets for existing oleochemicals and industrial-use chemical products, stagnant conditions among customer industries impacted sales. Kao concentrated on generating growth in sales of refrigerant oils for air conditioners and bulking agents for paper production. Customers responded favorably to newly developed products such as pigment auxiliary for color inkjet printer ink because of their outstanding product features, and slurries for use in polishing hard disks also contributed to sales growth because they meet customer needs. In the specialty chemical business, sales of toner and toner binder, including exports, increased solidly. As a result, sales increased 2.7 percent to 25.2 billion yen from the same quarter a year earlier.

2. Overseas

Sales of superplasticizers for raw concrete expanded in China and the ASEAN countries, where demand is brisk. In addition, the expansion of fatty alcohol production capacity in Malaysia during 2002 supported increased global sales of fatty alcohols. Sales of toner and toner binder and aroma chemicals in North America and Europe were firm.

Financial Condition

As of June 30, 2003, total assets were 695.5 billion yen, a decrease of 25.3 billion yen compared to the end of the previous fiscal year on March 31, 2003. The main factor in this change was the 21.5 billion yen decrease caused by the sale of marketable securities, which was carried out primarily to cover payments of taxes and cash dividends, and the repurchase of approximately 6 million shares of the Company's stock. Moreover, shareholders' equity decreased 6.2 billion yen compared to March 31, 2003 to 410.7 billion yen because payments for cash dividends and the repurchase of the Company's stock exceeded net income for the first quarter. The shareholders' equity ratio increased from 57.9 percent to 59.1 percent.

In cash flows, operating activities included income before income taxes and minority interests of 28.8 billion yen and depreciation and amortization totaling 12.8 billion yen, although income taxes paid were 27.8 billion yen. In investing activities, purchase of tangible and intangible assets was 14.3 billion yen. In financing activities, Kao repurchased shares of the Company's stock valued at 14.0 billion yen as it continued to work to raise returns to shareholders and capital efficiency. As a result of these activities, the balance of cash and cash equivalents at the end of the first quarter was 56.1 billion yen, 19.5 billion yen less than the balance at the end of the previous fiscal year.

Forecast for the Fiscal Year Ending March 31, 2004

The operating environment remains challenging due to factors such as the deflationary environment in the Japanese consumer products market. Consolidated results for the first quarter were in line with Kao's plan and Kao expects to achieve its performance projections for the year ending March 31, 2004, which were announced on April 22, 2003. The same is true of projections of non-consolidated results.

Consolidated Balance Sheets

Millions of yen

	(A) Q1/FY2003 Jun 30, 2003	Composition %	(B) FY2002 Mar 31, 2003	Composition %	Inc/(Dec) (A-B)	Q1/FY2002 Jun 30, 2002	Composition %
Assets							
Current assets	**256,519**	**36.9**	**276,012**	**38.3**	**(19,493)**	**336,676**	**44.9**
Cash and time deposits	32,446		36,245		(3,798)	28,829	
Notes and accounts receivable - trade	95,679		94,939		740	108,828	
Short-term investments	24,759		46,298		(21,539)	100,328	
Inventories	78,275		70,923		7,351	71,724	
Other	25,357		27,605		(2,247)	26,965	
Fixed assets	**438,867**	**63.1**	**444,702**	**61.7**	**(5,835)**	**413,574**	**55.1**
Tangible assets	273,834		275,420		(1,585)	293,146	
Intangible assets	105,629		104,115		1,514	59,091	
Other	59,403		65,167		(5,763)	61,337	
Deferred assets	**117**	**0.0**	**133**	**0.0**	**(16)**	**174**	**0.0**
Total assets	**695,504**	**100.0**	**720,849**	**100.0**	**(25,344)**	**750,425**	**100.0**
Liabilities							
Current liabilities	**181,720**	**26.1**	**201,880**	**28.0**	**(20,159)**	**194,521**	**25.9**
Notes and accounts payable - trade	65,015		60,597		4,418	69,415	
Short-term debt	15,258		13,164		2,094	17,463	
Accrued expenses	58,768		61,045		(2,277)	56,547	
Other	42,678		67,072		(24,394)	51,095	
Long-term liabilities	**80,310**	**11.5**	**79,370**	**11.0**	**940**	**76,916**	**10.3**
Long-term debt	35,639		35,606		32	35,891	
Liability for employee retirement benefits	32,097		31,506		590	25,697	
Other	12,574		12,257		317	15,328	
Total liabilities	**262,031**	**37.6**	**281,250**	**39.0**	**(19,219)**	**271,437**	**36.2**
Minority interests	**22,697**	**3.3**	**22,567**	**3.1**	**130**	**23,115**	**3.1**
Common stock	85,424	12.3	85,424	11.9	-	85,417	11.4
Capital surplus	108,888	15.7	108,888	15.1	-	108,881	14.5
Retained earnings	362,427	52.1	355,805	49.4	6,622	318,905	42.4
Unrealized gain on available-for-sale securities	2,181	0.3	1,710	0.2	470	2,867	0.4
Foreign currency translation adjustments	(29,680)	(4.3)	(30,460)	(4.2)	779	(21,824)	(2.9)
Treasury stock, at cost	(118,467)	(17.0)	(104,338)	(14.5)	(14,128)	(38,375)	(5.1)
Shareholders' equity	**410,774**	**59.1**	**417,030**	**57.9**	**(6,255)**	**455,872**	**60.7**
Total liabilities, minority interests & shareholders' equity	**695,504**	**100.0**	**720,849**	**100.0**	**(25,344)**	**750,425**	**100.0**

Consolidated Statements of Income

Millions of yen

	(A) Q1/FY2003 Apr - Jun 2003	% to net sales	(B) Q1/FY2002 Apr - Jun 2002	% to net sales	Inc/(Dec) (A-B)	FY2002 Apr '02 - Mar '03	% to net sales
Net sales	**212,420**	**100.0**	**208,844**	**100.0**	**3,576**	**865,247**	**100.0**
Cost of sales	87,156	41.0	86,639	41.5	516	365,591	42.3
Gross profit	**125,263**	**59.0**	**122,204**	**58.5**	**3,059**	**499,655**	**57.7**
Selling, general and administrative expenses	97,868	46.1	91,593	43.8	6,275	384,740	44.4
Operating income	**27,395**	**12.9**	**30,610**	**14.7**	**(3,215)**	**114,914**	**13.3**
Non-operating income	1,546	0.7	1,616	0.8	(70)	5,597	0.6
Interest and dividend income	369		398		(29)	1,400	
Equity in earnings of nonconsolidated subsidiaries and affiliates	225		447		(222)	1,257	
Other	951		770		180	2,939	
Non-operating expenses	418	0.2	585	0.3	(166)	3,025	0.3
Interest expense	254		287		(32)	1,591	
Other	163		298		(134)	1,433	
Ordinary income	**28,522**	**13.4**	**31,642**	**15.2**	**(3,119)**	**117,487**	**13.6**
Extraordinary income	603	0.3	303	0.1	300	8,993	1.0
Extraordinary loss	313	0.1	364	0.2	(51)	13,908	1.6
Income before income taxes and minority interests	**28,812**	**13.6**	**31,580**	**15.1**	**(2,767)**	**112,571**	**13.0**
Income taxes	13,268	6.3	13,998	6.7	(730)	47,647	5.5
Minority interests in earnings of consolidated subsidiaries	376	0.2	691	0.3	(315)	2,461	0.3
Net income	**15,167**	**7.1**	**16,889**	**8.1**	**(1,721)**	**62,462**	**7.2**

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2003 Apr - Jun 2003	FY2002 Apr '02 - Mar '03
Operating activities:		
Income before income taxes and minority interests	28,812	112,571
Adjustments for:		
Depreciation and amortization	12,889	58,310
Interest and dividend income	(369)	(1,400)
Interest expense	254	1,591
Change in trade receivables	(837)	11,868
Change in inventories	(6,126)	(1,309)
Change in trade payables	4,755	(8,869)
Change in liability for retirement benefits	522	8,327
Other, net	(8,930)	5,972
Sub-total	30,971	187,061
Interest and cash dividends received	411	1,836
Interest paid	(238)	(1,563)
Income taxes paid	(27,885)	(53,155)
Net cash provided by operating activities	**3,258**	**134,179**
Investing activities:		
Purchase of marketable securities and investment securities	(7)	(10,964)
Proceeds from the redemption and sales of marketable securities and investment securities	7,836	37,930
Purchase of property, plant and equipment	(9,443)	(43,319)
Proceeds from sales of property, plant and equipment	1,083	1,116
Increase in intangible assets	(4,940)	(46,185)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	-	(13,509)
Increase in long-term loans receivable	(191)	(966)
Other, net	(358)	(1,671)
Net cash used in investing activities	**(6,021)**	**(77,568)**
Financing activities:		
Change in short-term debt	1,799	(4,225)
Repayments of medium-term notes	-	(2,575)
Purchase of treasury stock	(14,042)	(80,320)
Payments of cash dividends	(7,291)	(16,341)
Payments of cash dividends to minority interests	(221)	(723)
Other, net	173	-
Net cash used in financing activities	**(19,581)**	**(104,186)**
Translation adjustments on cash and cash equivalents	**116**	**(2,656)**
Net increase (decrease) in cash and cash equivalents	**(22,227)**	**(50,232)**
Cash and cash equivalents, beginning of year	**75,684**	**124,921**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**2,695**	**995**
Cash and cash equivalents, end of year	**56,152**	**75,684**

Note: Consolidated statements of cash flows for the first quarter of fiscal year 2002 are not available.

Segment Information

Millions of yen

Q1/FY2003

Apr - Jun 2003	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	155,779	19,652	36,988	212,420	-	212,420
Intersegment sales	-	-	6,425	6,425	(6,425)	-
Total	**155,779**	**19,652**	**43,413**	**218,845**	**(6,425)**	**212,420**
Operating income	**19,659**	**2,691**	**4,892**	**27,242**	**152**	**27,395**
% to sales	12.6	13.7	11.3	12.4	-	12.9

Q1/FY2002

Apr - Jun 2002	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	153,784	19,556	35,503	208,844	-	208,844
Intersegment sales	-	-	6,809	6,809	(6,809)	-
Total	**153,784**	**19,556**	**42,312**	**215,653**	**(6,809)**	**208,844**
Operating income	**22,044**	**2,619**	**5,814**	**30,479**	**131**	**30,610**
% to sales	14.3	13.4	13.7	14.1	-	14.7

FY2002

Apr '02 - Mar '03	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	646,413	75,832	143,001	865,247	-	865,247
Intersegment sales	-	-	27,934	27,934	(27,934)	-
Total	**646,413**	**75,832**	**170,935**	**893,181**	**(27,934)**	**865,247**
Operating income	**90,351**	**5,274**	**18,203**	**113,829**	**1,085**	**114,914**
% to sales	14.0	7.0	10.6	12.7	-	13.3

Sales Composition

Millions of yen

	Q1/FY2003 Apr - Jun 2003	Q1/FY2002 Apr - Jun 2002	Growth %	FY2002 Apr '02 - Mar '03
Consumer Products				
Personal Care	40,523	39,922	1.5	165,583
Fabric and Home Care	56,508	58,793	(3.9)	248,978
Feminine Care, Baby Care and Others	20,852	19,856	5.0	86,298
Total Japan	117,885	118,572	(0.6)	500,860
Asia and Oceania	15,077	16,141	(6.6)	64,172
North America and Europe	24,313	20,437	19.0	87,531
Eliminations	(1,497)	(1,367)	-	(6,150)
Total	**155,779**	**153,784**	**1.3**	**646,413**
Prestige Cosmetics	**19,652**	**19,556**	**0.5**	**75,832**
Chemical Products				
Japan	25,247	24,584	2.7	101,909
Asia	9,836	9,108	8.0	38,385
North America and Europe	13,754	13,201	4.2	51,296
Eliminations	(5,424)	(4,581)	-	(20,656)
Total	**43,413**	**42,312**	**2.6**	**170,935**
Total before Corporate/Eliminations	**218,845**	**215,653**	**1.5**	**893,181**
Corporate/Eliminations	(6,425)	(6,809)	-	(27,934)
Consolidated Net Sales	**212,420**	**208,844**	**1.7**	**865,247**

Consolidated Balance Sheets

Millions of US$

	(A) Q1/FY2003 Jun 30, 2003	Composition %	(B) FY2002 Mar 31, 2003	Composition %	Inc/(Dec) (A-B)	Q1/FY2002 Jun 30, 2002	Composition %
Assets							
Current assets	**2,141.2**	**36.9**	**2,304.0**	**38.3**	**(162.8)**	**2,810.3**	**44.9**
Cash and time deposits	270.8		302.5		(31.7)	240.6	
Notes and accounts receivable - trade	798.7		792.5		6.2	908.4	
Short-term investments	206.7		386.5		(179.8)	837.5	
Inventories	653.4		592.0		61.4	598.7	
Other	211.6		230.5		(18.9)	225.1	
Fixed assets	**3,663.3**	**63.1**	**3,712.0**	**61.7**	**(48.7)**	**3,452.2**	**55.1**
Tangible assets	2,285.8		2,299.0		(13.2)	2,447.0	
Intangible assets	881.7		869.1		12.6	493.2	
Other	495.8		543.9		(48.1)	512.0	
Deferred assets	**1.0**	**0.0**	**1.1**	**0.0**	**(0.1)**	**1.5**	**0.0**
Total assets	**5,805.5**	**100.0**	**6,017.1**	**100.0**	**(211.6)**	**6,264.0**	**100.0**
Liabilities							
Current liabilities	**1,516.8**	**26.1**	**1,685.2**	**28.0**	**(168.4)**	**1,623.8**	**25.9**
Notes and accounts payable - trade	542.7		505.8		36.9	579.4	
Short-term debt	127.4		109.9		17.5	145.8	
Accrued expenses	490.6		509.6		(19.0)	472.0	
Other	356.1		559.9		(203.8)	426.6	
Long-term liabilities	**670.4**	**11.5**	**662.5**	**11.0**	**7.9**	**642.0**	**10.3**
Long-term debt	297.5		297.2		0.3	299.6	
Liability for employee retirement benefits	267.9		263.0		4.9	214.5	
Other	105.0		102.3		2.7	127.9	
Total liabilities	**2,187.2**	**37.6**	**2,347.7**	**39.0**	**(160.5)**	**2,265.8**	**36.2**
Minority interests	**189.5**	**3.3**	**188.3**	**3.1**	**1.2**	**192.9**	**3.1**
Common stock	713.1	12.3	713.1	11.9	-	713.0	11.4
Capital surplus	908.9	15.7	908.9	15.1	-	908.9	14.5
Retained earnings	3,025.3	52.1	2,970.0	49.4	55.3	2,662.0	42.4
Unrealized gain on available-for-sale securities	18.2	0.3	14.3	0.2	3.9	23.9	0.4
Foreign currency translation adjustments	(247.7)	(4.3)	(254.3)	(4.2)	6.6	(182.2)	(2.9)
Treasury stock, at cost	(989.0)	(17.0)	(870.9)	(14.5)	(118.1)	(320.3)	(5.1)
Shareholders' equity	**3,428.8**	**59.1**	**3,481.1**	**57.9**	**(52.3)**	**3,805.3**	**60.7**
Total liabilities, minority interests & shareholders' equity	**5,805.5**	**100.0**	**6,017.1**	**100.0**	**(211.6)**	**6,264.0**	**100.0**

*Exchange rate: 119.80yen=US$1 for reference only

Consolidated Statements of Income

Millions of US$

	(A) Q1/FY2003 Apr - Jun 2003	% to net sales	(B) Q1/FY2002 Apr - Jun 2002	% to net sales	Inc/(Dec) (A-B)	FY2002 Apr '02 - Mar '03	% to net sales
Net sales	**1,773.1**	**100.0**	**1,743.3**	**100.0**	**29.8**	**7,222.4**	**100.0**
Cost of sales	727.5	41.0	723.2	41.5	4.3	3,051.7	42.3
Gross profit	**1,045.6**	**59.0**	**1,020.1**	**58.5**	**25.5**	**4,170.7**	**57.7**
Selling, general and administrative expenses	816.9	46.1	764.6	43.8	52.3	3,211.5	44.4
Operating income	**228.7**	**12.9**	**255.5**	**14.7**	**(26.8)**	**959.2**	**13.3**
Non-operating income	12.9	0.7	13.5	0.8	(0.6)	46.7	0.6
Interest and dividend income	3.1		3.3		(0.2)	11.7	
Equity in earnings of nonconsolidated subsidiaries and affiliates	1.9		3.7		(1.8)	10.5	
Other	7.9		6.5		1.4	24.5	
Non-operating expenses	3.5	0.2	4.9	0.3	(1.4)	25.2	0.3
Interest expense	2.1		2.4		(0.3)	13.3	
Other	1.4		2.5		(1.1)	11.9	
Ordinary income	**238.1**	**13.4**	**264.1**	**15.2**	**(26.0)**	**980.7**	**13.6**
Extraordinary income	5.0	0.3	2.5	0.1	2.5	75.1	1.0
Extraordinary loss	2.6	0.1	3.0	0.2	(0.4)	116.1	1.6
Income before income taxes and minority interests	**240.5**	**13.6**	**263.6**	**15.1**	**(23.1)**	**939.7**	**13.0**
Income taxes	110.8	6.3	116.8	6.7	(6.0)	397.8	5.5
Minority interests in earnings of consolidated subsidiaries	3.1	0.2	5.8	0.3	(2.7)	20.5	0.3
Net income	**126.6**	**7.1**	**141.0**	**8.1**	**(14.4)**	**521.4**	**7.2**

*Exchange rate: 119.80yen=US$1 *for reference only*

Segment Information

Millions of US$

Q1/FY2003

Apr - Jun 2003	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	1,300.3	164.0	308.8	1,773.1	-	1,773.1
Intersegment sales	-	-	53.7	53.7	(53.7)	-
Total	**1,300.3**	**164.0**	**362.5**	**1,826.8**	**(53.7)**	**1,773.1**
Operating income	**164.1**	**22.5**	**40.8**	**227.4**	**1.3**	**228.7**
% to sales	12.6	13.7	11.3	12.4	-	12.9

Q1/FY2002

Apr - Jun 2002	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	1,283.7	163.2	296.4	1,743.3	-	1,743.3
Intersegment sales	-	-	56.8	56.8	(56.8)	-
Total	**1,283.7**	**163.2**	**353.2**	**1,800.1**	**(56.8)**	**1,743.3**
Operating income	**184.0**	**21.9**	**48.5**	**254.4**	**1.1**	**255.5**
% to sales	14.3	13.4	13.7	14.1	-	14.7

FY2002

Apr '02 - Mar '03	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	5,395.8	633.0	1,193.6	7,222.4	-	7,222.4
Intersegment sales	-	-	233.2	233.2	(233.2)	-
Total	**5,395.8**	**633.0**	**1,426.8**	**7,455.6**	**(233.2)**	**7,222.4**
Operating income	**754.2**	**44.0**	**152.0**	**950.2**	**9.0**	**959.2**
% to sales	14.0	7.0	10.6	12.7	-	13.3

*Exchange rate: 119.80yen=US$1 for reference only

Sales Composition

Millions of US$

	Q1/FY2003 Apr - Jun 2003	Q1/FY2002 Apr - Jun 2002	Growth %	FY2002 Apr '02 - Mar '03
Consumer Products				
Personal Care	338.3	333.2	1.5	1,382.2
Fabric and Home Care	471.7	490.8	(3.9)	2,078.3
Feminine Care, Baby Care and Other	174.1	165.7	5.0	720.4
Total Japan	984.1	989.7	(0.6)	4,180.9
Asia and Oceania	125.9	134.7	(6.6)	535.7
North America and Europe	202.9	170.6	19.0	730.6
Eliminations	(12.6)	(11.3)	-	(51.4)
Total	**1,300.3**	**1,283.7**	**1.3**	**5,395.8**
Prestige Cosmetics	**164.0**	**163.2**	**0.5**	**633.0**
Chemical Products				
Japan	210.7	205.2	2.7	850.7
Asia	82.1	76.0	8.0	320.4
North America and Europe	114.8	110.2	4.2	428.2
Eliminations	(45.1)	(38.2)	-	(172.5)
Total	**362.5**	**353.2**	**2.6**	**1,426.8**
Total before Corporate/Eliminations	**1,826.8**	**1,800.1**	**1.5**	**7,455.6**
Corporate/Eliminations	(53.7)	(56.8)	-	(233.2)
Consolidated Net Sales	**1,773.1**	**1,743.3**	**1.7**	**7,222.4**

*Exchange rate: 119.80yen=US$1 for reference only

Exhibit A-8

Kao Corporation

03 JUL 29 AM 7:21

Notice Regarding Purchase of the Company's Stock from the Market

July 18, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From July 1, 2003 to July 18, 2003
2) Number of purchased shares:	2,500,000 shares
3) Total cost of purchases:	5,788,860,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From July 1, 2003 to September 22, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of July 18, 2003 :

2,500,000 shares
5,788,860,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

2,500,000 shares
5,788,860,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-9

Kao Corporation

03 JUL 29 AM 7:21

Notice

Regarding the Determination of the Exercise Price of Stock Options
(Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

July 8, 2003

Kao Corporation (the "Company ") hereby makes the following announcement: the Exercise Price of the stock acquisition rights to be issued as stock options (the " Stock Acquisition Rights") and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the board of directors held on June 27, 2003.

1. Issue Date of Stock Acquisition Rights (the "Issue Date"):

   July 8, 2003

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   1,052 Stock Acquisition Rights
   The number of shares per Stock Acquisition Right is 1,000 shares.

3. Type and Number of Shares subject to Stock Acquisition Rights:

   A total of 1,052,000 shares of the common stock of the Company

4. The Amount to be Paid upon the Exercise of Stock Acquisition Rights:

   The amount to be paid upon the exercise of each Stock Acquisition Right:
   2,372,000 yen

   The paid-in value for each share to be issued or transferred upon the exercise of the Stock Acquisition Rights (the "Exercise Price"): 2,372 yen

5. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon the exercise of all the Stock Acquisition Rights:

   2,495,344,000 yen

6. Capitalization of the Exercise Price

   1,186 yen shall be credited to capital stock account and non-capital stock account respectively, in the event that shares are newly issued upon the exercise of the Stock Acquisition Rights.

*(1) Date of the resolution of the board of directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 97th Annual General Meeting of Shareholders: April 22, 2003

*(2) Date of the resolution of shareholders at the 97th Annual General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:
June 27, 2003

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-10

Kao Corporation

03 JUL 29 AM 7:21

Notice
Regarding the Allotment of Stock Options
(Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

June 27, 2003

Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided the details of stock acquisition rights to be issued as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 97th Annual General Meeting of Shareholders on the date hereof.

1. Issue Date of Stock Acquisition Rights:

    July 8, 2003

2. Aggregate Number of Stock Acquisition Rights to be Issued:

    1,052 Stock Acquisition Rights

    The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

3. Issue Price of Stock Acquisition Rights:

    The Stock Acquisition Rights shall be issued without receipt of consideration.

4. Type / Number of Shares under Stock Acquisition Rights:

    1,052,000 shares of common stock of the Company

    In case of adjustment of the Allotted Number of Shares in accordance with item 2 above, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

5. The Amount to be Paid upon Exercise of Stock Acquisition Rights:

    To be determined on July 8, 2003

    The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

    The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common

stock of the Company in the regular trading on the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen.* In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company in regular trading on the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders to the holders of the stock options and conversion of the convertible bonds previously issued.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

6. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:

   To be determined on July 8, 2003

7. Exercise Period of Stock Acquisition Rights:

   From July 1, 2005 to June 30, 2010

8. Other Conditions for Exercise of Stock Acquisition Rights:

   Each Stock Acquisition Right may be partly exercised only if the number of shares

---

* The product of 1.05 and the average of closing prices of the Company's common stock from May 6 to June 16 is 2,372yen.

issued or transferred upon exercise of the Stock Acquisition Rights is an integral multiple of the number of shares constituting one (1) Unit Share.

9. Events and Conditions for Cancellation of Stock Acquisition Rights:

In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, cancel such Stock Acquisition Rights without any compensation.

10. Restriction of Assignment of Stock Acquisition Rights:

Approval of the board of directors of the Company shall be required for assignment of the Stock Acquisition Rights.

11. Issuance of Stock Acquisition Right Certificate:

Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Right Holders request such issuance from the Company.

12. Capitalization of the Exercise Price:

The Exercise Price shall be credited to capital stock account and non-capital stock account, in the event that shares are newly issued upon exercise of the Stock Acquisition Rights. The portion of the Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such calculation will be rounded up to the nearest yen).

13. Individuals who will be allotted the Stock Acquisition Rights:

The directors and employees of the Company and its affiliates, totally 95 persons.

*(1) Date of resolution of the board of directors that decided the proposal at the 97th Annual General Meeting of Shareholders: April 22, 2003
(2) Date of resolution of the 97th Annual General Meeting of Shareholders: June 27, 2003

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-11

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

June 27, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 97th Annual General Meeting of Shareholders held on the date hereof.

1) Type of shares to be purchased:	Common shares
2) Total number of shares to be purchased:	Up to 10,000,000 shares
3) Total cost of purchases:	Up to 25,000,000,000 yen
4) Period during which purchases will be made:	From July 1, 2003 to September 22, 2003

Reference:

Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on the date hereof:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-12

Kao Corporation

03 JUL 29 AM 7:21

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 211-3 of the Commercial Code)

May 21, 2003

Kao Corporation (the "Company") hereby makes the following announcement: At the meeting of the board of directors held on the date hereof, the board of directors decided to purchase the Company's stock from its subsidiary, pursuant to Article 211-3 of the Commercial Code.

1. Name of Subsidiary

Kao Hanbai Company, Ltd. ("Kao Hanbai")

2. Particulars of Purchase

(1) Type of shares to be purchased:
Common stock

(2) Total number of shares to be purchased:
851,000 shares (0.15% of total outstanding shares)

(3) Total cost of the purchase:
The Total Cost of the purchase shall be the amount equal to the product of (i) the average of the daily closing prices of common stock of the Company in the regular transactions on the Tokyo Stock Exchange from May 22, 2003 to May 28, 2003 and (ii) 851,000 shares. Any fraction less than one (1) yen resulting from such calculation shall be rounded to the nearest yen.

(4) Date of the purchase:
May 29, 2003 (Planned)

3. Reason for Purchase

Kao Hanbai has become a subsidiary of the Company, since the Company has come to hold more than 50% of the voting rights of Kao Hanbai. Pursuant to Article 211-2, paragraph 2 of the Commercial Code, Kao Hanbai is obligated to dispose of its shares in the Company as the Commercial Code prohibits a subsidiary from holding shares of its parent company. Accordingly, and upon the request of Kao Hanbai, the Company will make the above-mentioned purchase.

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-13

Kao Corporation

03 JUL 29 AM 7:21

Notice Regarding Purchase of the Company's Stock from the Market

May 20, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From April 23, 2003 to May 20, 2003
2) Number of purchased shares:	3,401,000 shares
3) Total cost of purchases:	7,631,985,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 6,001,000 shares
-Total cost of purchases:	Up to 16,500,000,000 yen
-Period during which purchases will be made:	From April 1, 2003 to June 26, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of May 20, 2003 :

6,001,000 shares
13,994,015,000 yen

2) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 30,000,000 shares
-Total cost of purchases:	Up to 80,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders:

30,000,000 shares
76,998,055,000 yen

3) By the purchases effected on the market on May 20, 2003, Kao has finished the purchases pursuant to the resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002, pursuant to the provisions of Article 210 of the Commercial Code.

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-14

Kao Corporation

News Release April 22, 2003

JUL 29 07 7:21

1. CONSOLIDATED BASIS

Kao Corporation Reports Business Results

Tokyo, April 22, 2003 - Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2003. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	% change	**2003**
Net sales	**865.2**	839.0	3.1	**7,198.4**
Operating income	**114.9**	111.7	2.9	**956.0**
Ordinary income	**117.4**	113.5	3.4	**977.4**
Net income	**62.4**	60.2	3.6	**519.7**
Total assets	**720.8**	772.1	(6.6)	**5,997.1**
Total shareholders' equity	**417.0**	459.7	(9.3)	**3,469.5**
	Yen			U.S. Dollars
Per share:				
Net income	**108.05**	100.43	7.6	**0.90**
Cash dividends	**30.00**	26.00	15.4	**0.25**

	%	
YEAR ENDED MARCH 31	**2003**	2002
Operating margin	**13.3**	13.3
Net income to total shareholders' equity (ROE)	**14.2**	13.1

Notes:

1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.

2. From 2003, directors' bonuses, which are included in the appropriation of retained earnings, are deducted from net income for the calculation of EPS. EPS for 2003 on the same basis as the previous year would increase by 7.8% to 108.30 yen.

Consolidated Forecasts for the Interim and the end of Fiscal Year Ending March 31, 2004

The forecast for business results for the six month period ending September 30, 2003, is 445.0 billion yen (US$3,702.2 million) in net sales, 58.0 billion yen (US$482.5 million) in operating income, 59.0 billion yen (US$490.8 million) in ordinary income and 31.0 billion yen (US$257.9 million) in net income.

The forecast for the full fiscal year ending March 31, 2004, is 895.0 billion yen (US$7,445.9 million) in net sales, 117.0 billion yen (US$973.4 million) in operating income, 118.0 billion yen (US$981.7 million) in ordinary income and 64.0 billion yen (US$532.4 million) in net income. Net income per share is expected to be 115.20 yen (US$0.96).

Kao Corporation

News Release April 22, 2003

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2003	SALES 2002	% change	Like-for-like	OPERATING INCOME 2003	OPERATING INCOME 2002	Incr./(Dcr.)
Consumer Products	**646.4**	626.0	3.3	2.1	**90.3**	88.7	1.5
Prestige Cosmetics *Sofina*	**75.8**	74.1	2.2	2.2	**5.2**	4.7	0.4
Chemical Products	**170.9**	162.8	5.0	2.8	**18.2**	17.7	0.4
Corporate/Eliminations	**(27.9)**	(23.9)	-	-	**1.0**	0.4	0.6

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2003	SALES 2002	% change	Like-for-like	OPERATING INCOME 2003	OPERATING INCOME 2002	Incr./(Dcr.)
Consumer Products	**5,377.8**	5,208.4	3.3	2.1	**751.7**	738.4	13.3
Prestige Cosmetics *Sofina*	**630.9**	617.1	2.2	2.2	**43.9**	39.9	4.0
Chemical Products	**1,422.1**	1,354.4	5.0	2.8	**151.4**	147.3	4.1
Corporate/Eliminations	**(232.4)**	(199.7)	-	-	**9.0**	3.9	5.1

Notes:

*1. In the consolidated segment information by business, Cosmetics (*Sofina*) has been renamed to Prestige Cosmetics* Sofina.

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2003	SALES 2002	% change	Like-for-like	OPERATING INCOME 2003	OPERATING INCOME 2002	Incr./(Dcr.)
Japan	**654.5**	648.1	1.0	1.0	**98.5**	95.1	3.3
Asia/Oceania	**101.5**	93.4	8.6	4.2	**5.3**	8.3	(2.9)
North America	**75.7**	70.2	7.9	4.9	**7.2**	6.0	1.1
Europe	**67.8**	57.6	17.7	8.8	**2.9**	1.8	1.0
Corporate/Eliminations	**(34.5)**	(30.5)	-	-	**0.8**	0.1	0.6

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2002	SALES 2001	% change	Like-for-like	OPERATING INCOME 2002	OPERATING INCOME 2001	Incr./(Dcr.)
Japan	**5,445.9**	5,392.6	1.0	1.0	**819.5**	792.0	27.5
Asia/Oceania	**844.9**	777.9	8.6	4.2	**44.8**	69.6	(24.8)
North America	**630.6**	584.6	7.9	4.9	**60.3**	50.6	9.7
Europe	**564.4**	479.4	17.7	8.8	**24.2**	15.7	8.5
Corporate/Eliminations	**(287.4)**	(254.2)	-	-	**7.2**	1.7	5.5

Notes:

1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.

2. Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into the Japanese yen.

2. NON-CONSOLIDATED BASIS

Non-Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	% change	**2003**
Net sales	**661.7**	654.1	1.2	**5,505.4**
Operating income	**94.4**	92.4	2.2	**785.8**
Ordinary income	**98.3**	98.5	(0.2)	**817.8**
Net income	**49.4**	55.5	(10.9)	**411.3**
Total assets	**623.7**	671.0	(7.0)	**5,189.1**
Total shareholders' equity	**411.7**	459.8	(10.5)	**3425.9**
	Yen			U.S. Dollars
Per share:				
Net income	**85.42**	92.25	(7.4)	**0.71**
Cash dividends	**30.00**	26.00	15.4	**0.25**

Notes:

1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of yen 120.20=US$1, solely for convenience.

2. From 2003, directors' bonuses, which are included in the appropriation of retained earnings, are deducted from net income for the calculation of EPS. EPS for 2003 on the same basis as the previous year would be 85.64 yen.

Non-Consolidated Forecasts for the Interim and the end of Fiscal Year Ending March 31, 2004

The forecast for business results for the six month period ending September 30, 2003, is 330.0 billion yen (US$2,745.4million) in net sales, 50.0 billion yen (US$416.0 million) in operating income, 54.0 billion yen (US$449.3 million) in ordinary income and 30.5 billion yen (US$253.7 million) in net income.

The forecast for the full fiscal year ending March 31, 2004, is 650.0 billion yen (US$5,407.7 million) in net sales, 98.0 billion yen (US$815.3 million) in operating income, 103.0 billion yen (US$856.9 million) in ordinary income, and 59.0 billion yen (US$ US$490.8 million) in net income. Net income per share is expected to be 106.10 yen (US$0.88).

Note:

1. Due to changes in the accounting system between Kao and Kao Hanbai starting from April 2003, the forecast for non-consolidated sales has been decreased by 2%.

Forward-Looking Statement

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii, Vice President, Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail:ir@kao.co.jp

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and in the chemical products field, by contributing to industrial development. The Company also aims to pursue sustained profitable growth and to consistently augment corporate value which Kao Corporation views as being closely linked to securing profits for shareholders.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to a achieve continuous increase in per-share dividends of approximately 30% of consolidated net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core business for further expansion and new business development, through M&A activity, and by undertaking measures in a flexible manner, including share repurchase to increase returns to shareholders from a long-term point of view and with investment efficiency uppermost in mind.

3. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be purchased at appropriate price levels. In terms of liquidity, Kao shares rank highly among shares traded on the First Section of the Tokyo Stock Exchange. The Company will observe market trends and demands, and carefully consider whether or not reducing the number of shares in each lot would be in the best interests of shareholders.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well.

Kao views EVA growth as a primary focus of management activity. This measurement is also utilized in determining the direction of long-term management strategies, for evaluation of M&A activities and capital investments, for assessments of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for executives and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics *Sofina* and chemical products as its core business areas, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products that meet the true needs of consumers and customers.

Faced with slow growth in the Japanese market, the Company intends to strengthen its powerful brands to improve its performance in existing businesses, and it will invest management resources into the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care.

Overseas, Kao will assign the highest priority to business expansion in the Asian region, a growth market, whilst at the same time pursue business expansion in North America and Europe. To do this, the Company will consider further M&A activity and strategic business alliances to achieve synergies between new partners' and its own strengths in the area of research and product development.

In addition to the above strategies, Kao will continue management reform efforts and rebuilding its business models in response to changes in the operating environment. The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth.

6. Issues for Management

The operating environment is becoming increasingly difficult, and dramatic changes are expected. It is in times particularly as these that the Company is required to energetically carry out reforms. In addition, Kao must reemphasize its traditional

commitment to customer satisfaction and making superior products, the starting points for any manufacturer. With this in mind, the Company must strategically focus on investing management resources into building powerful brands.

We will aim for continuous profitable growth by taking the following operating initiatives:
(1) maintaining and increasing market share of core brands;
(2) development of products that create new market segments;
(3) development and fostering the growth of new businesses; and
(4) expansion and strengthening of overseas business

Kao is also fully aware of the need for the internal control and enforcement of compliance.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic position on corporate governance is to develop a suitable managerial organization or system, and to take the necessary measures to realize the Company's basic management policies to continually increase corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In the managerial organizational reforms based on the resolutions of our 96th Annual General Meeting of Shareholders held last June, the Company appointed two outside directors, reduced the membership of the board of directors from 18 to 13, introduced the executive officer system and transferred considerable responsibility and authority to the executive officers to expedite decision-making and business execution. The Company currently has 13 directors (including 2 outside directors), 21 executive officers (including 11 directors), and 4 corporate auditors (including 2 outside corporate auditors).

The Company has also reformed its compensation system for directors and corporate auditors by introducing a stock option plan for directors, implementing the performance-linked bonus system based on EVA for directors and by abolishing retirement allowances for directors and corporate auditors in the future by ceasing further provision of such allowances.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the amended Commercial Code, as it believes it is a subject of great importance. In the meantime, the Company will advance its reform of the system and the managerial organization within the current framework

of the directors and corporate auditors.

The Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President". In the "Compensation Advisory Committee", the Company's representative directors have a compensation system for the directors and executive officers and its level examined by outside directors. The current compensation system and its level have already been examined by outside directors and were evaluated as appropriate. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and or the president and will submit its evaluation of the nominees' qualifications to the board of directors.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. The Company has also recently revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote business conduct based on compliance with the laws and regulations, and ethics, as of April 2003.

The corporate governance and internal control structure is shown in the following diagram.


Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Management Committee "Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Board of Corporate Auditors
Certified Public Accountants
(Conference by Corporate Auditors of Domestic Group Companies)

One of our two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Our other outside director, Ms. Sakie Tachibana Fukushima, is Representative Director of Japan Korn/Ferry International. Japan Korn/Ferry International and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover the independent auditors that audit the Company's accounts and their employees involved in the auditing process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of its employees who become involved in our company's audit, will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into a contract for the audit in accordance with the Commercial Code and Securities Exchange

Law, and the Company pays a fee to the auditing firm based on the contract.

In addition to the aforementioned "Compliance Committee", the Company has also established the "Corporate Audit Services Department" that is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of the management, including the Company's affiliates in Japan and abroad. Besides this, a number of important group companies have assigned their accounting audits to outside accounting firms. Furthermore, corporate auditors of the Company and its domestic affiliates have periodic meetings to exchange information concerning audit practices and procedures. From time to time, the Company also seeks counsel and advice from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2003, although there were signs of recovery in export and production indicators at the beginning of the period, the economic slump continued with sluggish investment in plants and equipment by private sectors and a drop in stock prices, in addition to no improvement being seen in consumer spending, the employment situation or wage levels.

Consolidated net sales rose by 26.2 billion yen to 865.2 billion yen, a 3.1% increase from the previous fiscal year. Excluding a positive currency translation effect of 10.3 billion yen due to the weakening yen, actual sales growth would be 1.9%. Sales in Japan were adversely affected by the sluggish consumer product market and declining sales prices, but increased due to the introduction of new products and aggressive sales and marketing activities to enliven the market. Sales in the chemical products business were varied, with newly developed products and export products doing relatively well, while sales in the existing businesses of oleochemical and specialty chemical products suffered the effects of the stagnant Japanese economy. Outside Japan, partly due to the effect of M&A activity on the North American and European consumer products business, both the consumer products business and chemical products business indicated steady sales growth, with the exception of certain affiliated companies.

Consolidated operating income rose by 3.1 billion to 114.9 billion yen from the previous fiscal year. The effect of falling sales prices and increased marketing expenses in Japan was largely absorbed by increased sales and cost reductions, resulting in an increase of 3.3 billion yen to 98.5 billion yen. Meanwhile, operating income from overseas business increased in consumer products for North America and Europe, while decreasing for consumer products and chemical products in Asia, which resulted in a decline of 0.7 billion yen to 15.5 billion yen.

Consolidated ordinary income was 117.4 billion yen, a rise of 3.9 billion yen from the previous fiscal year. Consolidated net income increased by 2.1 billion yen to 62.4 billion yen. Of this, non-operating income from equity in the earnings of affiliates went from a loss in the previous fiscal year to a gain, while the previous fiscal year's foreign exchange gain became a loss. An extraordinary gain was recorded as a result of returning the proxy portion of pension funds to the government in Japan, but a valuation loss occurred due to decreased valuation of investment securities and real estate owned

by the Company.

Solid growth was achieved in net income per share at 108.05 yen due to an increase in net income and the repurchase of 29.129 million of the Company's shares from the market.

As expected, the Company's interim dividend per share increased by 2 yen to 15 yen, thus increasing the annual dividend by 4 yen to 30 yen. EVA steadily improved due to an increase of net operating profit after tax (NOPAT) and decreased capital charges through repurchase of the Company's shares from the market.

2. Summary of Results by Business Segment

Sales in the Japanese businesses of consumer products and prestige cosmetics *Sofina* were strong. Some chemical products were subject to the effects of the sluggish economy however grew steadily. Solid sales growth was also posted in each business segment overseas due to M&A activity in the consumer products businesse in North America and Europe, and a positive currency translation effect.

Although the consumer products business experienced difficulties in Asia, operating income increased in Japan, North America and Europe. Similarly, operating income from prestige cosmetics *Sofina* rose. In the chemical products business, rising material costs in Asia caused a decrease in operating income, whilst the situation in Japanese, North American and European markets led to the increase in operating income for chemical products being moderate.

(1) Consumer Products Business

Net sales of consumer products rose 3.3% from the previous fiscal year to 646.4 billion yen. Excluding a positive currency translation effect, sales growth in real terms was 2.1%. The increase in sales in Japan was only 1.0% year-on-year, but sales outside Japan rose significantly due to such factors as the effect of M&A activity, and the weaker yen. Although operating income fell for Asia, increased operating income was achieved in the Japanese market, in addition to North American and European markets, resulting in growth of 1.8%, a 1.5 billion yen increase to 90.3 billion yen.

1) Japan

Amidst sluggish consumer spending, the market as a whole seems to have reached a point where the decrease in sales prices has begun to settle, but retail sales of consumer products have dropped from the level of the previous fiscal year. By channel, drug store chains have shown significant growth, while giant supermarket chains have been in decline and growth in convenience stores and home improvement stores has been limited. In this environment, Kao stepped up marketing and sales efforts at each chain store and in each region, while also diverting energy to activities designed to develop the drug store business and attempting to stimulate the market with the introduction of new and improved products with higher value. Earnings growth was restrained by such factors as declining sales prices, increased marketing costs, and material prices caused by the weaker yen. Nevertheless, the company's aggressive cost-cutting and cost-efficiency efforts resulted in a rise in earnings.

Sales composition of consumer products

	Billions of yen		
YEAR ENDED MARCH 31	**2003**	2002	% change
Personal Care	**165.5**	166.8	(0.8%)
Fabric and Home Care	**248.9**	246.7	0.9%
Feminine Care, Baby Care and Others	**86.2**	82.2	4.9%
Total	**500.8**	495.8	1.0%

Notes:
1. With regard to consolidated segment titles by business, Laundry and Cleaning Products has been renamed to Fabric and Home Care, whilst Hygiene and Others has been renamed to Feminine Care, Baby Care and Others.

In the market for personal care products, sales volume did not increase, while growing competition led to a continued decrease in sales prices. There was, however, sales growth through the drug store channel due to consumers' heightened awareness of health and beauty.

While continuing to strengthen brand loyalty for the total skin care brand *Bioré* using the concept of mild acidity, Kao also released *Bioré Perfect Oil* makeup remover in spring 2003, a cleansing oil based on innovative technology that can be applied on wet skin. In the category for shampoo, conditioner, and treatment products, the *Essential* brand underwent improvement, with the brand image of *Merit* also being improved. Another factor contributing to sales was the release of *Clear Clean Plus Whitening* toothpaste, which uses the power of malic acid and granules to lift and remove the yellowish stains of teeth. Sales fell by 0.8% year-on-year partly due to the reduction of the number of brands and product items, a strategic move designed to re-focus

investment of management resources.

Principal new products:
Bioré Perfect Oil makeup remover
Clear Clean Plus Whitening toothpaste
Success Flavacyte medicated hair restoration tonic
Bub Chinese Quince Scent bath additives

In the market of fabric and home care products, prices continued to fall, albeit gradually, with intense competition also continuing. Although the trend of a decrease in gift products continued in the market for the Company's laundry detergent, sales of ordinary laundry detergent products increased.

Strategic marketing investments were made in Kao's core brands, *Attack* laundry detergent, *Humming* fabric softener and *Quickle* cleaning products, resulting in increased sales. The Company released products last autumn such as *Attack Spray Foam* pre-care laundry detergent, which dissolves tough and greasy stains on collars and sleeves, the transparent fabric softener *Humming Flare*, which provides a new fragrance and an exceptionally soft and smooth finish, and the *Family Pure Kitchen Cleaner*, a daily-use handy kitchen cleaner. The Company also began the nationwide sale of *Quickle Wiper* cleaning kit for carpet, for easy and thorough removal of hair, dust, and pet hair tangled in carpet.

As a result, sales of fabric and home care products increased by 0.9% from the previous fiscal year.

Principal new products:
Attack Spray Foam Pre-care laundry detergent
Humming Flare fabric softener
Family Pure Kitchen Cleaner
Quickle Wiper cleaning kit for carpet

In the area of feminine care, baby care and other products, the target population for sanitary napkins and disposable diapers decreased in number resulting in reduced sales, but the trend of falling prices appears to have come to an end.

While improving the basic functions of the *Laurier* sanitary napkins, the package was also redesigned with an eye to the global market and improving the brand image by

obtaining recognition particularly from younger consumers. The *Merries* brand of baby disposable diapers underwent improvements to its texture, and sales volume increased, but this product line was severely affected by a fall in prices. As the target population of adult incontinence products is increasing due to the ageing of society, energy was also put into sampling activities to promote the *Relief* brand, and growth greater than the growth of the market was achieved thanks largely to increased sales of *Relief*'s pants-type line.

Sales of the *Econa* line of products, which maintain a large share of the growing market for healthy functional cooking oils, continued a high level of growth both for own use and gift use. *Healthy Econa Mayonnaise*, released in September 2002, has been progressing steadily, making a large contribution to the increase in sales.

As a result, sales of feminine care, baby care and other products rose 4.9% year-on-year.

Principal new products:
Laurier Super Guard MAX400 sanitary napkins
Relief Leak-Free Diapers incontinence products
Healthy Econa Mayonnaise

2) Asia and Oceania

Intense competition continued in retail prices due to competition with Japanese, North American, European and local manufacturers, in addition to changes in distribution structure caused by consolidation of major chain stores including global retailers.

As a result, this year Kao continued to reduce the number of brands and product items, focusing management resources on eight key brands designated as core brands: *Sifoné* and *Feather* hair care products; the *Bioré* skin care product line; *Attack*, *Magiclean* and *Haiter* fabric and home care products; and *Laurier* and *Merries* feminine and baby care products respectively.

Furthermore, in order to respond to changes in the business environment, the Company has implemented measures to optimize production in China, Taiwan and the ASEAN region, strengthen the management system and confer greater autonomy on managers.

As a result of the above, sales fell in some regions such as Taiwan due to the effect of difficult market conditions and reductions in the number of products sold, but sales

increased for the region as a whole because of strong performance in the ASEAN region.

Furthermore, a new fully owned holding company was established in Shanghai in July 2002 to expand business in China, and in October, Kao Transfar (Hangzhou) Co., Ltd. was established for the purpose of conducting business for consumer products, which began production and sales in December 2002.

3) North America and Europe

Amidst difficult market conditions in both North America and Europe, strong sales were displayed by the *Naturally Smooth* lotion product of the *Jergens* brand held by The Andrew Jergens Company, which has attained the position of holding a leading share in the hand and body lotion market. New products were released and more aggressive marketing was also conducted for skin care products such as *Curél* and *Bioré Pore Strips*. The number of existing products was reduced for the antiperspirant deodorant brand *ban*, while new and improved products were also released in an attempt to revitalize the brand. KPSS-Kao Professional Salon Services GmbH (formerly Goldwell GmbH) also posted solid sales, and *Elumen* hair color released in 2001 is now being sold in the United States, Canada, and other countries. In Europe, the premium hair care product business of Guhl Ikebana GmbH posted results at the same level as last year, but the entire Group companies in North America and Europe posted solid sales growth as a whole.

Moreover, sales were in line with projected figures for KMS Research, Inc., a manufacturer of professional-use hair care products mainly for North American and European hair salons which was acquired in March 2002, its affiliates in the United Kingdom and the premium hair care product marketer, John Frieda Professional Hair Care, Inc. in the U.S., which was acquired in September 2002.

(2) Prestige Cosmetics *Sofina* Business

In the cosmetics market, prestige cosmetics sales continued to decline both in volume and value while sales of low-priced products continued to grow. In this stagnant market, sales of prestige cosmetics *Sofina*, which saw its 20th anniversary in September 2002, reached a record high of 75.8 billion yen, a 2.2% increase on the same period of the previous year. The release of the *Rise* line, which is the culmination of years of research on ceramide which retains moisture in the stratum corneum, and the renewal of the *Vital*

Rich line, in addition to the expansion of the basic skin care series, contributed to increased sales in the *Sofina* brand, while the performance of *Medicated Whitening Deep Science* boosted sales of special care products. Also, the *est* line, targeted only at department store channels, continued to grow steadily due to an ongoing marketing and sales focus on the acquisition of new customers. Operating income increased by 0.4 billion yen to 5.2 billion yen. Cost reduction activities additionally contributed to the increase in operating income.

Principal new products:
Rise – Lotion, Milk, Cr*eam*
est – Liquid Makeup
Raycious Ray Gradation Powder
AUBE Rouge Clear Glassé

(3) Chemical Products Business

Sales for chemical products rose by a 5.0% increase to 170.9 billion yen. Excluding a currency translation effect, sales grew by 2.8%. Business in the Japanese, Asian, North American and European markets showed steady growth. Operating income rose slightly to 18.2 billion yen largely owing to the Japanese, North American and European markets, despite rising oleochemical raw material prices causing a fall in Asia.

1) Japan

Due to their outstanding product features, newly developed products such as pigment auxiliary for color inkjet printer ink were well received. Slurries for use in polishing hard disks met customer demand and contributed to the increase in sales. The specialty chemicals business showed strong growth in response to customer export needs for plastic-related additives, toner and toner binder products. The industrial material business, which produces high performance concrete additives that dramatically strengthen raw concrete, was affected by sluggish demand in the construction sector. Operating income increased as a result of concerted efforts to absorb a decline in sales prices through cost-cutting measures and by increasing sales volume.

2) Asia

Sales of concrete additives rose in China, Taiwan and other Asian countries where demand is strong. Thailand and Indonesia also saw a rise in sales for various fields.

Sales in Malaysia increased due to the augmentation of production capacity at the Company's fatty alcohol facilities. These increases led to steady sales growth in Asia. Despite an increase in sales and the promotion of streamlining and cost-cutting measures, operating income dropped as a result of an increase in oleochemical raw material prices. Taiwan saw a continuation of the shift of plants to China resulting in the halting of the Company's production of chemical products in Taiwan.

3) North America and Europe

The toners and toner binders for copiers and printers business which saw an augmentation in manufacturing infrastructure showed robust growth after a further strengthening of the global management system centering on Japan, the U.S. and Spain. The aroma chemical business, whose products include a number of synthetic aroma products which enjoy a top share of the world market, increased on the back of expansion of sales of new products. In March 2003, the Company agreed to acquire the aroma chemicals and fragrance compound business of Cognis Deutschland GmbH & Co. KG, a global manufacturer of specialty chemicals and nutritional ingredients based in Germany, and expects a synergy effect with Kao's existing business. As a reorganization of operations in the U.S. and Mexico, the textile auxiliary business was sold off. Operating income increased as a result of strong growth in North America and Europe, allowing for the absorption of increased depreciation expenses from capital investment in plants and equipment.

3. FORECAST

1. Forecast for the Fiscal Year Ending March 31, 2004

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	% change	**2003**
Net sales	**895.0**	865.2	3.4	**7,445.9**
Operating income	**117.0**	114.9	1.8	**973.4**
Ordinary income	**118.0**	117.4	0.4	**981.7**
Net income	**64.0**	62.4	2.5	**532.4**
	Yen			U.S. Dollars
Per share:				
Net income	**115.20**	108.05	6.6	**0.96**
Cash dividends	**32.00**	30.00	6.7	**0.26**

There is great uncertainty in Japan's economy, ranging from weak stock prices and the problem of bad debt, to a lack of investment in plants and equipment and difficulties in the employment situation and wage levels. As a company Kao believes that it will be some time before there is real recovery in consumer spending. There is also the structural issue of deflation, and it is foreseen that there will be little growth in either sales volume or value in the industry as a whole.

Under these conditions, in the Japanese consumer products market, Kao will be focused on strategic marketing to further strengthen existing core brands and nurture new brands, in addition to conducting aggressive sales activities to stimulate the sluggish market to increase sales volume. The cosmetics market is still seeing growth in low-priced products while luxury and prestige products remain sluggish, but the Company will focus on the promotion of distinctive new cosmetic products and work to strengthen the brands of *Sofina, AUBE* and *est*. In the chemical products market, the Company feels that even more time will be required for target industries to undergo economic recovery, and sales will remain flat, however it is the Company's intention to continue focusing energies on specific businesses in existing and new areas.

Overseas, in the consumer products business in Asia and Oceania, the Company will continue to conduct aggressive marketing in the rapidly growing Chinese market, while strengthening ties with the newly established Kao Transfar (Hangzhou) Co., Ltd. to further develop this market. Furthermore, non-core brands will be reduced in this region, focusing management resources on core brands in an attempt to increase sales and profitability. In the consumer products markets in North America and Europe, the Company expects to fully cultivate the brands of the recently acquired KMS Research

and John Frieda hair care products companies and increase sales through the synergy created between these and existing businesses. The Company also expects to post increased sales in its chemicals business in these regions due to growth in specialty chemicals such as aroma products, toners and toner binders for copiers and printers, and contributions from acquired aroma businesses.

As a result of the above, Kao projects that sales for the next fiscal year will increase by 3.4%, a figure of 29.7 billion yen to 895.0 billion yen, and that operating income will rise by 1.8% to 117.0 billion yen. Ordinary income is expected to rise 0.4% to 118.0 billion yen, and net income is projected to rise by 2.5% to 64.0 billion yen. The Company is planning for an increase in marketing and other expenses, and the occurrence of amortization expenses of goodwill and the trademarks of John Frieda, KMS Research and aroma businesses. An increase in the cost of raw materials for fatty alcohol and other chemical products is also anticipated, however the Company will make aggressive efforts to secure stable income by implementing further cost reduction measures not only in Japan, but also overseas.

Based on the forecasted growth in profits, Kao plans to increase its annual dividend by 2 yen per share to 32 yen, and to increase its interim dividend by 1 yen per share to 16 yen.

Kao will continue its efforts to increase profits and improve capital efficiency, and endeavors to meet midterm EVA improvement targets.

2. Underlying Assumptions of the Forecasts for the Fiscal Year Ending March 31, 2004

The above forecasts were made assuming exchange rates of one U.S dollar to 120.0 yen, one euro to 129.0 yen, and one New Taiwan dollar to 3.5 yen.

4. FINANCIAL CONDITION

1. Consolidated Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	Incr/(Decr)	**2003**
Total assets	**720.8**	772.1	(51.2)	**5,997.1**
Total shareholders' equity	**417.0**	459.7	(42.7)	**3,469.5**
	Yen			U.S. Dollars
Per share:				
Shareholders' equity	**744.56**	779.44	(34.89)	**6.2**

	%	
YEAR ENDED MARCH 31	**2003**	2002
Equity ratio	**57.9**	59.5

Notes:
1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31 2003, of yen 120.20=US$1, solely for convenience.*
2. *From 2003, total shareholders' equity per share is computed using the number of shares outstanding which includes all latent shares for the outstanding. This would be 744.81 yen based on using the same calculation method as the previous year.*

Total assets fell 51.2 billion yen to 720.8 billion yen. The main factor in this change was the 83.1 billion yen decrease caused by the sale of marketable securities that had been purchased as an investment from surplus funds. This was done to respond to the demand for capital investment in plants and equipment, M&A activities and the repurchase of Company's stocks.

While net income steadily increased this year, shareholder equity decreased 42.7 billion yen to 417.0 billion yen due to an 80.3 billion yen increase in treasury stock, as a result of the repurchase of the Company's stocks. Shareholder equity per share dropped by 34.89 yen to 744.56 yen. The shareholders' equity ratio decreased from 59.5% to 57.9%.

2. Summarized Consolidated Cash Flow (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	Incr./(Dcr.)	**2002**
Operating activities	**134.1**	130.9	(3.2)	**1,116.3**
Investing activities	**(77.5)**	(77.6)	0.0	**(654.3)**
Financing activities	**(104.1)**	(86.2)	(17.9)	**(866.8)**
Translation adjustments	**(2.6)**	3.4	(6.1)	**(22.1)**
Net increase	**(50.2)**	(29.5)	(20.7)	**(417.9)**
Beginning balance of newly consolidated companies	**0.9**	0.9	0.0	**8.3**
Cash and cash equivalents	**75.6**	124.9	(49.2)	**629.7**
Total debt	**49.0**	55.9	(6.9)	**408.0**

Net cash provided by operating activities increased 3.2 billion yen year-on-year to 134.1 billion yen. Pre-tax income rose 4.6 billion yen to 112.5 billion yen, and depreciation and amortization expenses remained at the same level as the previous fiscal year at 58.3 billion yen. Corporate tax payments were 53.1 billion yen.

Net cash used in investment activities was 77.5 billion yen which is in the same proximity as the level of last fiscal year. The main investment activities were the acquisition of the trademarks and stocks of John Frieda Inc. of the U.S. last September, and investment in plants and equipment, the main purpose of which is to invest in production facilities for new products and to increase production capacity both in Japan and overseas. In Japan investment was made into expanding physical distribution facilities and installing a new information system.

Net cash used in financing activities increased 17.9 billion yen year-on-year to 104.1 billion yen. The Company also continued to repurchase the Company's shares valued at 80.3 billion yen. Moreover, as a result of returning long-term loans to financial institutions and redeeming corporate bonds, the total balance of loans and corporate bonds fell 6.9 billion yen year-on-year to 49.0 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 75.6 billion yen, 49.2 billion yen less than the balance at the end of the previous fiscal year.

3. Forecast for the Fiscal Year ending March 31, 2004

Although the operating environment is expected to be as severe as that of the year just ended, Kao projects that the portion of cash flow from operating activities accounted for by net income before taxes and other adjustments will be slightly higher than in the

previous fiscal year.

The portion of cash flow from investment activities accounted for by investment in plants and equipment is expected to increase slightly within Japan although investment is planned to increase production capacity and promote streamlining. Overseas, investment in plants and equipment is planned at the same level as the previous year. With regard to acquisition activities, Kao has agreed to the purchase of the fragrance and specialties chemicals business, Cognis Deutschland GmbH & Co. KG.

In terms of cash flow from financing activities, Kao will propose further stock purchase of up to 20 million shares or up to 50 billion yen in value, pursuant to Article 210 of the Commercial Code at the general shareholders meeting to be held on June 27, 2003. This will improve capital efficiency, increase returns to shareholders and allow the adoption of timely and flexible capital policy measures. Kao will continue to carry out stock purchase in a flexible manner, taking into account business investment projects. Kao plans to increase its annual dividend by 2 yen per share. Total debt at the end of the coming year is expected to be approximately 47.0 billion yen.

Consequently, cash and cash equivalents at the end of the coming year will be about 70.0 billion yen, less than the balance at the end of this fiscal year.

4. CASHFLOW INDICES

YEAR ENDED MARCH 31		**2002**	2001	2000	1999
Shareholders' equity/Total assets	(%)	**57.9**	59.5	59.1	63.3
Market capitalization/Total assets	(%)	**186.0**	186.0	245.6	259.7
Interest bearing debt/Operating cash flow	(years)	**0.4**	0.5	0.6	0.5
Operating cash flow/Interest paid	(X)	**85.8**	72.2	54.7	72.4

Notes:
1. All indices are computed based on consolidated data.
2. Market capitalization equals the stock price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year.
3. Operating cash flow is shown in consolidated statements of cash flow. Interest bearing debt is all debt included in consolidated balance sheets.

Kao Corporation

News Release April 22, 2003

Changes of Corporate Auditors and Executive Officers

(Titles effective as of June 27, 2003)

Candidates for new Corporate Auditors

Tsuneo Ejiri	Full-time Corporate Auditor (Currently Vice President - Administration, Chemical Company)
Kohei Nasu	Outside Corporate Auditor (Attorney at Law)

Retiring Corporate Auditors

Katsuhiko Hiraoka

Takashi Tajima

New Assignment to Senior Executive Officers

Nobuatsu Higuchi	Executive Vice President, President - Greater China (Currently Executive Officer, President - Greater China)
Naotake Takaishi	Executive Vice President, Global R&D (Currently Executive Officer, Senior Vice President - Global R&D)

Exhibit A-15

Kao Corporation

03 JUL 29 7:21

Notice

Regarding Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

April 22, 2003

Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided that the proposal to issue stock acquisition rights as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code be made to the shareholders at the 97th Annual General Meeting of Shareholders to be held on June 27, 2003.

1. Reason for Issuing Stock Acquisition Rights upon Especially Favorable Terms towards Persons other than the Shareholders

The Company introduces the stock option system for the purpose of having the directors and employees of the Company and its affiliates share interests with the shareholders to increase the value of the Company.

2. Summary of the Issuance of Stock Acquisition Rights

(1) Type / Number of Shares under Stock Acquisition Rights:

Up to 1,200,000 shares of common stock of the Company.

In case of adjustment of the Allotted Number of Shares (defined as below) in accordance with item (2) below, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

(2) Aggregate Number of Stock Acquisition Rights to be Issued:

Up to 1,200 Stock Acquisition Rights.

The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

(3) Issue Price of Stock Acquisition Rights:

The Stock Acquisition Rights shall be issued without receipt of consideration.

(4) The Amount to be Paid upon Exercise of Stock Acquisition Rights:

The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii)

the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders to the holders of the stock options and conversion of the convertible bonds previously issued.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

(5) Exercise Period of Stock Acquisition Rights:

From July 1, 2005 to June 30, 2010.

(6) Other Conditions for Exercise of Stock Acquisition Rights:

Each Stock Acquisition Right may be partly exercised only if the number of shares issued or transferred upon exercise of the Stock Acquisition Rights is an integral multiple of the number of shares constituting one (1) unit.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the Stock Acquisition Rights without any compensation when the Company has acquired the unexercised Stock Acquisition Rights.

(8) Restriction of Assignment of Stock Acquisition Rights:

Approval of the board of directors of the Company shall be required for assignment of the Stock Acquisition Rights.

3. Summary of Allotment of Stock Acquisition Rights

Upon allotment of the Stock Acquisition Rights, the Agreement Concerning Allotment of the Stock Acquisition Rights according to the summary below consisting of the conditions which the board of directors of the Company deems reasonable to the extent of the purpose of the issuance of the Stock Acquisition Rights shall be executed between the Company and the person to whom the Stock Acquisition Rights will be allotted.

(Summary of Agreement Concerning Allotment of Stock Acquisition Rights)

(1) No assignment, creation of a pledge or any other disposition of the Stock Acquisition Rights shall be admitted.
(2) Any person to whom a Stock Acquisition Right is allotted may exercise such Stock Acquisition Right after he/she ceases to be a director or an employee of the Company or its affiliates, and when such person passes away, the heirs of such person may exercise the Stock Acquisition Rights; provided, however, in each case above, that a holder of the Stock Acquisition Rights and his/her heirs do so pursuant to the conditions prescribed in the Agreement Concerning Allotment of Stock Acquisition Rights.
(3) In addition to the summary above, the Agreement Concerning Allotment of the Stock Acquisition Rights shall provide for the restrictions of exercise of Stock Acquisition Rights and other terms and conditions.

*Upon shareholders' approval of the resolution above at the 97th Annual General Meeting of Shareholders to be held on June 27, 2003, the details of issuance and allotment of the Stock Acquisition Rights shall be determined by a resolution of the board of directors of the Company to be held after such meeting of shareholders.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-16

03 JUL 29 AM 7:21

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

April 22, 2003

Kao Corporation (the "Company") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided that the proposal to purchase the Company's stock pursuant to Article 210 of the Commercial Code be made to the shareholders at the 97th Annual General Meeting of Shareholders to be held on June 27, 2003.

1. Purpose of the Stock Purchase

The Company will purchase its stock after obtaining approval from the shareholders in accordance with Article 210 of the Commercial Code. The purchase of the stock will improve capital efficiency, and increase returns to shareholders. Also, the approval of the shareholders will enable the Company to adopt timely and flexible capital policy measures from time to time in response to changes in the business environment.

Starting from the fiscal year ended on March 31, 2000, the Company has been purchasing its stock on an annual basis, and such purchases have contributed to improving Earnings Per Share and ROE. The Company will continue to carry out stock purchase in a flexible manner, taking into account its cash position, business investment opportunity and other factors.

2. Particulars of the Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Common stock
(2) Total number of shares to be purchased:	Up to 20,000,000 shares (3.6% of total outstanding shares)
(3) Total cost of the purchase:	Up to 50,000,000,000 yen

Note:

Following approval by shareholders at the 97th Annual General Meeting of Shareholders to be held on June 27, 2003, the Company will be authorized to purchase its stock until the time of the completion of the 98th Annual General Meeting of Shareholders.

Reference:

1) The total number of shares purchased by the Company from the time the Company began purchases of its stock is 71.599 million shares, 11.5% of the issued shares as of March 31, 1999. The details of the purchases are as follows:

- Number of purchased shares pursuant to the provisions of Article 3 of the former " Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock" and the provisions of Article 3, Paragraph 4 of the Additional Rule to the "Law for Partial Amendment etc. to the Commercial Code etc." (Law No.79 of 2001)

Period of Purchase	Number of Shares Purchased (million shares)	Purchase Cost (billion yen)
June 1999 - March 2000	10.000	29.50
April 2000 - March 2001	10.000	28.64
April 2001 - March 2002	19.870	56.75
April 2002 – June 2002	5.130	14.16
Total	45.000	129.05

- Number of purchased shares pursuant to the resolution (the total number of shares: up to 30 million shares, the total cost of the purchase: up to 80 billion yen) made at the 96th Annual General Meeting of Shareholders held on June 27, 2002 in accordance with Article 210 of Commercial Code

Period of Purchase	Number of Shares Purchased (million shares)	Purchase Cost (billion yen)
June 2002 - March 2003	23.999	63.00
April 2003	2.600	6.36
Total	26.599	69.36

The Company is authorized to purchase its shares until the time of the completion of the 97th Annual General Meeting of Shareholders to be held on June 27, 2003.

2) Total number of issued shares	599,443,701 shares
Total number of treasury shares	39,090,648 shares
Total number of outstanding shares (as of March 31, 2003)	560,353,053 shares

3) Amount of capital: (as of March 31, 2003) 85,424,265,916 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-17

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

April 18, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From April 1, 2003 to April 18, 2003
2) Number of purchased shares:	2,600,000 shares
3) Total cost of purchases:	6,362,030,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 27, 2003:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 6,001,000 shares
·Total cost of purchases:	Up to 16,500,000,000 yen
·Period during which purchases will be made:	From April 1, 2003 to June 26, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of April 18, 2003 :

2,600,000 shares
6,362,030,000 yen

2) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total cost of purchases:	Up to 80,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders:

26,599,000 shares
69,366,070,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-18

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

March 27, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 96th Annual General Meeting of Shareholders held on June 27, 2002.

1) Type of shares to be purchased:	Common shares
2) Total number of shares to be purchased:	Up to 6,001,000 shares
3) Total cost of purchases:	Up to 16,500,000,000 yen
4) Period during which purchases will be made:	From April 1, 2003 to June 26, 2003

Reference:

1) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 30,000,000 shares
-Total cost of purchases:	Up to 80,000,000,000 yen

2) Total number of purchased shares and total cost of purchases after June 27, 2002, the date of the 96th Annual General Meeting of Shareholders:

23,999,000 shares
63,004,040,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-19

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

March 20, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From February 26, 2003 to March 20, 2003
2) Number of purchased shares:	3,290,000 shares
3) Total cost of purchases:	8,063,985,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on December 18, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 9,500,000 shares
-Total cost of purchases:	Up to 28,000,000,000 yen
-Period during which purchases will be made:	From January 6, 2003 to March 20, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of March 20, 2003 :

9,500,000 shares
23,525,295,000 yen

2) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 30,000,000 shares
-Total cost of purchases:	Up to 80,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders:

23,999,000 shares
63,004,040,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-20

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

February 25, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From January 23, 2003 to February 25, 2003
2) Number of purchased shares:	4,400,000 shares
3) Total cost of purchases:	10,880,785,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on December 18, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 9,500,000 shares
-Total cost of purchases:	Up to 28,000,000,000 yen
-Period during which purchases will be made:	From January 6, 2003 to March 20, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of February 25, 2003 :

6,210,000 shares
15,461,310,000 yen

2) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 30,000,000 shares
-Total cost of purchases:	Up to 80,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders:

20,709,000 shares
54,940,055,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-21

Kao Corporation

Notice Regarding Application to the Osaka Securities Exchange for Delisting

January 22, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved upon application for the delisting of shares and convertible bonds of the Company to be filed with the Osaka Securities Exchange.

Particulars

1. Reason for Application for Delisting

Shares and convertible bonds of the Company are currently traded on the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan. Delisting would have little or no impact upon our shareholders and investors as the volume of shares and convertible bonds traded on the Osaka Securities Exchange has been immaterial. We have therefore resolved to file the applications for delisting.

2. Stock Exchange other than the Osaka Securities Exchange

The Tokyo Stock Exchange

3. The Date of Application for Delisting

January 22, 2003

4. Our Forecast hereafter

After submitting the applications for delisting and upon approval from the Osaka Securities exchange, it is anticipated that delisting should be finalized in or about the month of March 2003. Shares and convertible bonds of the Company will continue to be listed only on the Tokyo Stock Exchange.

Media inquiries should be directed to:
Legal Department
Kao Corporation
Phone: 03-3660-7619
Fax: 03-3660-7942
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7619
Fax: +81-3-3660-7942

Exhibit A-22

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

January 21, 2003

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From January 6, 2003 to January 21, 2003
2) Number of purchased shares:	1,810,000 shares
3) Total cost of purchases:	4,580,525,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on December 18, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 9,500,000 shares
·Total cost of purchases:	Up to 28,000,000,000 yen
·Period during which purchases will be made:	From January 6, 2003 to March 20, 2003

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of January 21, 2003 :

1,810,000 shares
4,580,525,000 yen

2) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total cost of purchases:	Up to 80,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2002, the date of the 96th Annual General Meeting of Shareholders:

16,309,000 shares
44,059,270,000 yen

Media inquiries should be directed to:
Accounting & Finance Division
Kao Corporation
Phone: 03-3660-7080
Fax: 03-3660-7092
E-mail: ir@kao.co.jp
(From abroad)
Phone: +81-3-3660-7080
Fax: +81-3-3660-7092

Exhibit A-23

Kao Corporation

Notice Regarding Purchase of the Company's Stock
(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

December 18, 2002

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to purchase the Company's stock as follows, pursuant to the decision to purchase the said stock made at the 96th Annual General Meeting of Shareholders held on June 27, 2002.

1) Type of shares to be purchased:	Common shares
2) Total number of shares to be purchased:	Up to 9,500,000 shares
3) Total cost of purchases:	Up to 28,000,000,000 yen
4) Period during which purchases will be made:	From January 6, 2003 to March 20, 2003

Reference:

1) Information regarding resolution made at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total cost of purchases:	Up to 80,000,000,000 yen

2) Total number of purchased shares and total cost of purchases after June 27, 2002, the date of the 96th Annual General Meeting of Shareholders:

14,499,000 shares
39,478,745,000 yen

Exhibit A-24

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

December 13, 2002

Kao Corporation announced that, pursuant to the provisions of Article 210 of the Commercial Code, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From November 21, 2002 to December 13, 2002
2) Number of purchased shares:	3,600,000 shares
3) Total purchase cost of shares:	9,452,535,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total purchase cost of shares:	Up to 80,000,000,000 yen

2) Total number of purchased shares after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders: 14,499,000 shares

Exhibit A-25

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

November 18, 2002

Kao Corporation announced that, pursuant to the provisions of Article 210 of the Commercial Code, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From October 23, 2002 to November 18, 2002
2) Number of purchased shares:	3,490,000 shares
3) Total purchase cost of shares:	9,584,920,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total purchase cost of shares:	Up to 80,000,000,000 yen

2) Total number of purchased shares after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders: 10,899,000 shares

03 JUL 29 AM 7:21

Exhibit A-26

Kao Corporation

News Release October 22, 2002

1. CONSOLIDATED BASIS

Kao Corporation Reports Business Results

Tokyo, October 22, 2002 - Kao Corporation today announced its consolidated and nonconsolidated business results for the six months ended September 30, 2002. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPTEMBER 30	**2002**	2001	% change	**2002**
Net sales	**434.9**	421.5	3.2	**3,547.5**
Operating income	**61.5**	57.3	7.4	**502.3**
Ordinary income	**62.6**	57.6	8.8	**511.0**
Net income	**33.2**	31.4	6.0	**271.5**
Total assets	**748.4**	769.4	(2.7)	**6,104.9**
Total shareholders' equity	**442.5**	456.0	(3.0)	**3,609.8**
	Yen			U.S. Dollars
Per share:				
Net income	**56.99**	51.78	10.1	**0.46**
Cash dividends	**15.00**	13.00	15.4	**0.12**

	%	
SIX MONTHS ENDED SEPTEMBER 30	**2002**	2001
Operating margin	**14.2**	13.6

Notes:
1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002, of yen 122.60=US$1, solely for convenience.

Consolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 870.0 billion yen (US$7,096.2 million) in net sales, 114.0 billion yen (US$929.9 million) in operating income, 114.0 billion yen (US$929.9 million) in ordinary income and 63.0 billion yen (US$513.9 million) in net income. Net income per share is expected to be 108.70 yen (US$0.89).

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

SIX MONTHS ENDED SEPTEMBER 30	SALES 2002	SALES 2001	% change	Like-for-like	OPERATING INCOME 2002	OPERATING INCOME 2001	Incr./(Dcr.)
Consumer Products	**324.8**	314.4	3.3	1.6	**48.1**	44.5	3.6
Cosmetics (*Sofina*)	**38.1**	37.3	2.0	1.9	**2.6**	2.8	(0.1)
Chemical Products	**86.0**	81.7	5.3	1.9	**10.3**	9.8	0.4
Corporate/Eliminations	**(14.0)**	(12.0)	-	-	**0.4**	0.1	0.3

Millions of U.S. Dollars

SIX MONTHS ENDED SEPTEMBER 30	SALES 2002	SALES 2001	% change	Like-for-like	OPERATING INCOME 2002	OPERATING INCOME 2001	Incr./(Dcr.)
Consumer Products	**2,649.6**	2565.2	3.3	1.6	**392.9**	363.0	29.9
Cosmetics (*Sofina*)	**310.8**	304.8	2.0	1.9	**21.5**	23.1	(1.6)
Chemical Products	**701.8**	666.5	5.3	1.9	**84.3**	80.5	3.8
Corporate/Eliminations	**(114.7)**	(98.1)	-	-	**3.6**	1.1	2.5

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

SIX MONTHS ENDED SEPTEMBER 30	SALES 2002	SALES 2001	% change	Like-for-like	OPERATING INCOME 2002	OPERATING INCOME 2001	Incr./(Dcr.)
Japan	**329.5**	327.9	0.5	0.5	**53.0**	49.5	3.4
Asia/Oceania	**51.1**	46.0	11.0	2.6	**3.7**	4.6	(0.8)
North America	**39.0**	34.4	13.5	6.3	**3.1**	2.2	0.8
Europe	**32.3**	27.9	15.7	6.9	**1.3**	1.1	0.2
Corporate/Eliminations	**(17.1)**	(14.7)	-	-	**0.2**	(0.1)	0.4

Millions of U.S. Dollars

SIX MONTHS ENDED SEPTEMBER 30	SALES 2002	SALES 2001	% change	Like-for-like	OPERATING INCOME 2002	OPERATING INCOME 2001	Incr./(Dcr.)
Japan	**2,688.1**	2,674.6	0.5	0.5	**432.5**	404.1	28.4
Asia/Oceania	**417.0**	375.6	11.0	2.6	**30.9**	37.6	(6.7)
North America	**318.9**	280.9	13.5	6.3	**25.6**	18.4	7.2
Europe	**263.5**	227.6	15.7	6.9	**11.1**	9.1	2.0
Corporate/Eliminations	**(140.0)**	(120.4)	-	-	**2.2**	(1.5)	3.7

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002, of yen 122.60=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into the Japanese yen.*

Kao Corporation

News Release October 22, 2002

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

SIX MONTHS ENDED SEPTEMBER 30	Billions of Yen			Millions of U.S. Dollars
	2002	2001	% change	**2002**
Net sales	**333.9**	330.4	1.0	**2,723.6**
Operating income	**50.5**	47.6	6.2	**412.4**
Ordinary income	**52.4**	50.3	4.2	**427.6**
Net income	**29.0**	28.8	0.9	**237.1**
Total assets	**656.6**	684.3	(4.0)	**5,356.3**
Total shareholders' equity	**446.8**	466.3	(4.2)	**3,645.1**
	Yen			U.S. Dollars
Per share:				
Net income	**49.73**	47.40	4.9	**0.41**
Cash dividends	**15.00**	13.00	15.4	**0.12**

Notes:
1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2002, of yen 122.60=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 655.0 billion yen (US$5,342.6 million) in net sales, 94.0 billion yen (US$766.7 million) in operating income, 98.0 billion yen (US$799.3 million) in ordinary income, and 56.0 billion yen (US$ US$456.8 million) in net income. Net income per share is expected to be 96.50 yen (US$0.79).

Forward-Looking Statement
This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Kazuyoshi Aoki
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-8978
E-mail:ir@kao.co.jp

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and in the chemical products field, by contributing to industrial development. The Company also aims to pursue sustained profitable growth and to consistently augment corporate value which Kao Corporation views as closely linked to securing profits for shareholders.

2. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of management activity. This measurement is also utilized in determining the direction of long-term management strategies, for evaluation of M&A activities and capital investments, for assessments of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for executives and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

3. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to achieve continuous increase in per-share dividends of approximately 30% of net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core businesses for further expansion and new business development, and M&A activity, and by undertaking measures in a flexible manner, including share repurchase to increase returns to shareholders, with a long-range point of view and investment efficiency uppermost in mind.

4. Medium- and Long-Term Management Strategies

Positioning the businesses of consumer products, cosmetics and chemical products as our core businesses, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products consumers truly need.

Faced with slow growth due to maturing domestic markets, the Company intends to strengthen its powerful brands to improve its performance in existing businesses, and it will invest management resources in the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care.

Overseas, we will assign the highest priority to business expansion in the Asian region, which is a growth market; and at the same time, we will pursue business expansion in North America and Europe. To do this, the Company will positively consider further M&A activity and entering into strategic business alliances to achieve synergies between new partners' strengths and its own strengths in the areas of research and product development.

In addition to the above strategies, Kao will continue management reform efforts and rebuilding its business models in response to changes in the operating environment. We will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth.

5. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and ensure equitable, transparent management, the Company carried out reform of our management structure based on the decision made in the Annual Shareholders Meeting in June 2002. Kao added two external directors to strengthen the Board of Directors' supervision of management while concurrently reducing total membership from 18 to 13 to invigorate the activity of the Board. In addition, an executive officer system has been adopted to further separate policy-making and policy execution and to benefit from speedier management decision-making and more dynamic front-line management. As part of this reform, the responsibilities and decision-making authority of the executive officers were significantly expanded. Furthermore, Kao revised its compensation system for Board

members in the previous fiscal year to further align their interests with those of shareholders and directors and facilitate an increase in corporate value. Specifically, this includes the introduction of a stock option plan for directors, clarification of the performance-linked portion of compensation for directors, and cessation of future provision of allowance for directors' retirement.

In the current fiscal year, the Company broadened its stock option system to include executive officers, senior employees and executives at affiliated companies.

6. Issues for Management

The operating environment is becoming increasingly difficult, and dramatic changes are expected. It is in times such as this that the Company is particularly required to energetically carry out reforms. In addition, Kao must reemphasize its traditional commitment to customer satisfaction and making superior products, the starting points for any manufacturer. With this in mind, the Company must strategically and aggressively invest management resources in building powerful brands.

We will aim for continuous profitable growth by taking the following operating initiatives:
(1) maintaining and increasing market share of core brands;
(2) development of products that create new market segments;
(3) development and foster the growth of new businesses; and
(4) expansion and strengthening of overseas business.

The frequent occurrence of business scandals and violations of business ethics that harm the companies involved and the public alike serves as an object lesson. We make every effort to instill in executives and employees a firm consciousness of the absolute necessity to comply with all regulations and ethical standards. The Company also recognizes the need to reinforce its risk management activities.

7. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors participating in the trading of its shares and the sufficient liquidity of the shares for them to be purchased at appropriate price levels. In terms of liquidity, Kao shares rank highly among shares

traded on the First Section of the Tokyo Stock Exchange. It is thought that reducing the number of shares in each lot would be a useful means of having more investors purchase Company shares. Doing this, however, would not only entail such initial costs as printing stock certificates, it would also mean increased annual expenses such as agency commissions and mailing expenses. At this point, from the cost-benefit point of view, we are not sure that reducing the size of the share lots would be accompanied by benefits to all shareholders. The Company will observe market trends and requirements, and carefully consider whether or not such a move would be in the best interests of shareholders.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Interim Period Business Results

In the interim period ended September 30, 2002, the effects of the slowdown of the U.S. economy led to global economic stagnation. In Japan, even though such indices as those for exports and production in the early part of the period could be taken as signs of recovery, difficulties such as non-performing loans and falling stock prices persisted. The economy remained in the doldrums, as capital investment and employment failed to recover and consumer spending remained sluggish.

Despite the above, consolidated net sales rose by 13.3 billion yen to 434.9 billion yen, a 3.2% increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of 8.0 billion yen due to the weaker yen, the growth rate would have been 1.3%. In Japan, despite the adverse effects of a sluggish market and declining prices, aggressive marketing measures led to a rise in consumer product sales. In our chemical products business, although demand rose for export products, a slump in the domestic market affected the business. Overseas, with the exception of certain affiliates, healthy sales growth was posted overall in both consumer products and chemical products.

Operating income rose to 61.5 billion yen, an increase of 7.4% from the previous interim period. Domestically, despite declining sales prices and sluggish demand, operating income rose by 3.4 billion yen to 53.0 billion yen due to increased sales of consumer products, cost-reductions, cost-effective operation and reduced depreciation expenses. In the Company's overseas business operations, increased profits from consumer products and chemical products in North America and Europe contributed to operating income, rising by 3.7% to 8.2 million yen.

Ordinary income was 62.6 billion yen, a rise of 5.0 billion yen from the previous interim period. Net income also increased by 1.8 billion yen to 33.2 billion yen. In terms of non-operating profit and loss, equity in earnings of affiliates improved, while loss due to a currency translation effect was posted for the current interim period in contrast to the exchange profit for the previous interim period. Even including extraordinary loss from revaluation of investment securities and land owned by the Company recorded, net income was higher than the initial forecast.

Growth was achieved in net income per share, which rose to 56.99 yen per share, as net income for the interim period improved and the Company repurchased 12.539 million of its shares. As planned early this fiscal year, the interim cash dividend will increase from the same period of the previous fiscal year to 2.00 yen per share to 15.00 yen per share.

Summary of Results by Business Segment

Although domestic sales of consumer products and cosmetics (*Sofina*) rose, chemical products were affected due to the economic stagnation. Overseas, the Company benefited from changes in foreign currency translation rates, which contributed to an increase in each segment.

Operating income in consumer products achieved an increase but cosmetics (*Sofina*) declined slightly due to strategic investment to expand the market. Chemical products increased slightly.

(1) Consumer Products Business

Net sales of consumer products rose 3.3% from the previous interim period to 324.8 billion yen. Excluding a positive currency translation effect, sales growth in real terms was 1.6%. Sales in Japan increased 0.7% and sales overseas also rose mainly due to a positive currency translation. Growth in operating income was recorded in all areas: Japan, Asia, and North America and Europe. As a result, operating income rose 8.2% by 3.6 billion yen to 48.1 billion yen from the interim period of the previous fiscal year.

1) Japan

In the overall Japanese market, although the rate of decrease in sales prices slowed down, sales of consumer products dropped from the level of the previous interim period. By channel, sales in drugstore chains showed substantial growth, sales at giant supermarket chains were stagnant, and almost no increase was recorded at convenience stores and home improvement stores. At the same time, global retailers from the U.S. and Europe are planning new development or expansion of their operations in Japan. In this environment, Kao stepped up marketing and sales efforts at each chain store and in each region. The marketing of new and improved products helped to activate markets.

Earnings growth was restrained by such factors as declining sales prices, increased marketing expenses, and increased material purchase costs resulting from the weaker yen. In addition to a stable market for raw and packaging materials and reduced depreciation expenses, the Company's aggressive cost-cutting and cost-efficiency efforts resulted in a rise in earnings.

Sales composition of consumer products

	Billions of yen		
SIX MONTHS ENDED SEPTEMBER 30	2002	2001	% change
Personal care products	84.5	87.2	(3.1%)
Laundry and cleaning products	126.8	123.0	3.1%
Hygiene and others	41.8	41.1	1.8%
Total	253.2	251.3	0.7%

In the personal care products market, almost no growth was recorded in sales volume, and intensified competition resulted in a continuing drop in sales prices.

In this environment, the Company marketed *Bioré Moisture Care Lotion* and succeeded in expanding the *Bioré* brand, known for cleansing, into the skin care field. Among hair care items, including shampoos, conditioners and hair treatments, dramatic improvement of *Essential* resulted in a stronger brand image and an expansion of the number of users. Consumers also responded positively to our toothpaste *Clear Clean Plus* containing a xylitol compound providing an added preventive effect against the development of cavities in early decay. The Company also marketed new and improved products, including the bath additive *Bub*, and *Success*, a men's cosmetic product. This resulted in a strengthening of those brands and an expansion of their market share.

Despite the contribution of new and improved products, partially due to the Company's efforts to reduce the number of its brands and stock keeping units (SKU) to improve the utilization of management resources, sales fell by 3.1%.

Principal new products:

Bioré Moisture Care Lotion
Bioré Eye Makeup Remover
Clear Clean Plus toothpaste
Bub Green Tea Scent bath additives

The laundry and cleaning products market is gradually contracting due to deflation and intensified competition continued.

Even within such conditions, the Company's aggressive marketing investment in laundry detergent products enhanced the brand power of *Attack* and *New Beads*. Also, a product launched in the fall, *Attack Spray Foam*, which dissolves tough and greasy stains on collars and sleeves, has started to create a new market in the laundry segment. In addition, significant sales growth was achieved by the Company's *Quickle Wiper* cleaning product primarily due to a launch of a new item developed especially for carpets. This was combined with healthy growth in exports to North America and Europe. Also, newly introduced in spring 2002, *Family* detergent for the dishwasher was well received by consumers for its powerful cleaning ability and deodorant effect. It helped to expand the dishwasher detergent market. As a result of these efforts, sales in the laundry and cleaning products category increased by 3.1% from the same period of the previous fiscal year.

Principal new products:

Attack Spray Foam pre-care laundry detergent
Quickle Wiper cleaning kit for carpet
Family dishwasher detergent

In hygiene and other products, the Japanese markets for sanitary napkins and disposable diapers continued to contract due to a decline in the population of users and a drop in sales prices. In this environment, Kao improved products and conducted an aggressive investment in marketing in order to enhance the main functions of the products and bolster the brand images. Despite these measures, intensified competition led to sales in this category falling below the level of the same period of the previous fiscal year.

In contrast, the market for adult incontinence products continued to grow due to the aging of the population in Japan. The sales increase was attributed to the success of new products such as a taped-on diaper *Relief Leak-free Diapers* which prevents leakage around the legs.

In the growing premium cooking oils market, which includes *Healthy Econa Cooking Oil – For Prevention of Fat Deposits* and related products, high sales growth was recorded both for own use and gift use. *Healthy Econa Mayonnaise*, a new product

released in September, received immediate enthusiastic support from consumers and contributed to the growth of sales in this product category.

As a result, sales in hygiene and other products exceeded that of the same period of the previous fiscal year by 1.8%.

Principal new products:

Laurier Active Guard sanitary napkins
Relief Leak-free Diapers incontinence products
Healthy Econa dressings (Chinese Roasted Sesame and Herb French flavors)
Healthy Econa Mayonnaise

2) Asia and Oceania

Similar to the situation in North America and Europe, concentration of major retailers, including global retailers, continued in most Asian countries. In some countries, sales in drug store chains continued to grow as was the case in Japan. In this environment, in which sales are concentrated on large chain stores, acquiring a leading position in each category has become critical. For this reason, Kao reduced the number of its brands and SKU to focus its investment of management resources on eight principal brands. Positioned as core brands are hair care products *Sifoné* and *Feather*, *Bioré* skin care products, the laundry and cleaning products *Attack*, *Magiclean* and *Haiter*, and the hygiene products *Laurier* and *Merries*. As a result, both on a brand basis and a country basis, sales grew above the level posted in the previous interim period, and in fact, sales growth slightly surpassed market growth. Also, to adapt to changes in the business environment, Kao took measures to optimize its regional manufacturing systems, strengthen management systems, and foster local management autonomy in Taiwan and the ASEAN region. In addition, in the summer, the Company established a wholly-owned holding company with US$30 million in capital in Shanghai to support the expansion of operations in China.

Sales fell below the level of the previous interim period in certain regions such as Taiwan because of difficult market conditions. However, healthy sales in China and the ASEAN region led to overall growth.

3) North America and Europe

In these severe market conditions, steady sales growth was recorded for products sold under The Andrew Jergens Company (AJC) *Jergens* brand. This trend was led by *Naturally Smooth*, a lotion launched in the previous fiscal year. It attained the top share in its hand and body lotion market segment. Sales of the antiperspirant/deodorant *ban* brand increased due to the marketing of new and improved products and reduction of the number of SKU. In skin care products, sales of *Curél* and *Bioré* Pore Strips by AJC increased steadily.

In the professional hair care products category, sales by Goldwell GmbH showed healthy growth. In hair color, sales of *ELUMEN*, which was launched the previous fiscal year by Goldwell, began in the U.S. and Canada. These favorable results offset sluggish sales by Guhl Ikebana GmbH, which markets premium hair care products in the European mass market.

Kao acquired KMS Research, Inc., an American manufacturer of professional-use hair care products and its affiliate in Britain, KMS Research Laboratories (UK) Limited in March. For the most part, this acquisition spurred sales as expected. In addition, the Company acquired John Frieda Professional Hair Care, Inc. which markets premium hare care products to the mass market in the United States in September. A powerful synergic effect is anticipated from the combination of Kao's hair care technology and the brand value of *John Frieda*.

(2) Cosmetics Business (*Sofina*)

In the cosmetics market, low-priced products showed sales growth, while prestige cosmetics sales sagged both in volume and value.

In this stagnant market, Kao's cosmetics sales sold under the *Sofina* brand rose 2.0% by 0.7 billion yen to 38.1 billion yen, up from the sales posted in the interim period of the previous fiscal year. Also, the Company succeeded in achieving initial sales targets for products marketed under the *est* brand exclusively through department store channels. This came as a result of energetic marketing and sales promotion efforts to attract new customers.

Rise, a new brand of basic skin care products, was launched during the interim period. The products were developed based on the Company's long years of research and accumulated knowledge about the natural moisturizing ingredient ceramide, which is intrinsic to the keratin layer of human skin. This new brand and an overall renewal of the *Vital Rich* series resulted in an expansion of the variety of its basic skin care items. Operating income dropped slightly due to strategic investment to expand the market compared to the level of the previous interim period to 2.6 billion yen.

Principal new products:

Rise - Lotion, Milk, Cream
est - Liquid Eye Makeup
est - Lucent Powder

(3) Chemical Products Business

Although production and inventory indices in Japan showed some signs of recovery early in the period, a slowdown in the U.S. economy and other factors resulted in difficult worldwide market conditions. In this environment, Kao continued aggressive efforts in its core business fields in this segment: oleochemicals, surfactants and specialty chemicals. Positive results were recorded in specialty chemicals such as toners and toner binders for copiers and printers, and aroma chemicals in Japan, North America and Europe. Total sales in the chemical products business rose by 5.3% to 86.0 billion yen, despite continuation of the stagnant economy in the industry in Japan. Excluding a currency translation effect, sales grew by 1.9%. Operating income rose by 0.4 billion yen to 10.3 billion yen largely owing to a strong performance in Japan and North America and Europe, despite a profit decline in Asia.

1) Japan

From the beginning of this fiscal year, healthy growth has been achieved in exports but sales to domestic customer industries continue to remain sluggish. Kao has not seen full recovery in this segment.

Despite severe economic conditions, the Company has endeavored to develop and launch new products. In specialty chemicals, plastics additives that responded to customers' exports needs increased from the same period of the previous fiscal year.

Sales of toners and toner binders for copiers and printers, including exports, grew steadily. Healthy growth was achieved in such businesses related to industrial materials such as concrete additives that dramatically raise the performance of raw concrete, and de-inking agents for recycling paper in the paper and pulp field. For use as a pigment auxiliary in ink for color ink jet printers, chemicals that enhance clarity and are long-lasting were introduced as a new product. The Company's cost reduction efforts contributed to an increase in operating income over the same period of the previous fiscal year.

2) Asia and Oceania

Although sales of oleochemicals fell due to the sluggish economy, sales of concrete additives increased due to brisk demand in China and Taiwan and other Asian countries. In Thailand and Indonesia, sales of various chemical products increased.

Despite an increase in sales and aggressive cost-cutting and rationalization efforts, operating income in the region fell as a result of a higher raw material prices. The Company discontinued its manufacturing of chemical products in Taiwan to meet the needs of an increasing number of industrial customers shifting operations to China where it now has sufficient production and sales facilities available. In Malaysia, full-fledged production for fatty alcohols began at newly constructed production facilities. Combined with facilities already in place, this put the Company in the top ranks of production capacity in the world.

3) North America and Europe

In specialty chemicals such as toners and toner binders for copiers and printers, expansion of production capacity was completed in Japan, North America and Europe to further strengthen the global business system and continue sales growth. In the aroma chemicals business, new products were introduced in categories in which the Company holds the top share, resulting in a continued increase in sales.

Strong performances in this region resulted in an improvement in operating income, which absorbed an increase in depreciation costs from investment.

3. FORECAST

(1) Forecast for the Fiscal Year Ending March 31, 2003

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2003**	2002	% change	**2002**
Net sales	**870.0**	839.0	3.7	**7096.2**
Operating income	**114.0**	111.7	2.0	**929.9**
Ordinary income	**114.0**	113.5	0.4	**929.9**
Net income	**63.0**	60.2	4.5	**513.9**
	Yen			U.S. Dollars
Per share:				
Net income	**108.70**	100.43	8.2	**0.89**
Cash dividends	**30.00**	26.00	15.4	**0.24**

	%	
YEAR ENDED MARCH 31	**2003**	2002
Operating margin	**13.1**	13.3

Economic recovery cannot be expected due to uncertainty about the U.S. economy and rising concern about unresolved problems in Japan such as non-performing loans, falling stock prices, unemployment, and sluggish consumer spending. Kao anticipates that demand in the industries it is in will continue to be dull both in terms of volume and value. In this operating environment, in its domestic consumer products business, the Company will reemphasize its original business principles which are to make superior products and to strengthen its lineup of goods and to focus its resources on aggressive marketing and sales activities to strengthen core brands. Through such efforts, the Company will strive to activate slumping markets while aiming at higher sales growth.

In cosmetics (*Sofina)*, the Company will make further efforts to bolster its brand advantage and build a stronger business foundation by marketing new and unique products using the technology it has accumulated through long years of research in dermatology.

In our chemical products business, sales growth is projected to remain at approximately the same level because economic recovery is expected to take more time.

Overseas, in consumer products in Asia, the Company will make aggressive efforts in the rapidly growing market in China in order to cultivate the market and increase sales. In the ASEAN region, marketing will be directed at applying lessons learned from successes in other countries, particularly cases in which our products performed well under the product application guidance of our regional management company in Thailand.

In the consumer products segment in North America and Europe, the Company anticipates steady sales growth from sound management of two new brands, *KMS* and *John Frieda*, which were acquired in March and September, respectively, and expects further sales growth.

In chemical products, we are forecasting growth in sales above the level of the previous fiscal year, on the back of growth in such specialty chemicals as toners and toner binders for copiers and printers, and aroma chemicals produced in Spain.

As a result of the above, Kao projects that annual sales for the current fiscal year will increase 3.7% by 31.0 billion yen to 870.0 billion yen, and that operating income will rise by 2.0% to 114.0 billion yen. Ordinary income is expected to increase by 0.4% to 114.0 billion yen, and net income is forecast to grow 4.5% to 63.0 billion yen.

The acquisition of KMS and John Frieda will result in the Company incurring additional expenses such as amortization of goodwill and trademarks, expenses for consolidation, and marketing expenses. A rise in raw materials prices for fatty alcohol is also anticipated. To offset these increases in costs and to secure profit in the current fiscal year, the Company will make further cost-cutting efforts both in Japan and overseas.

Based on the forecasted profit growth, the Company plans to pay its interim cash dividend at 15.00 yen per share and give an overall increase of 4.00 yen annually totaling 30.00 yen per share.

Kao will continue its efforts to increase profits and improve capital efficiency in the current fiscal year and will move ahead to meet the medium-term target of EVA improvement.

(2) Underlying assumptions for the forecasts for the fiscal year ending March 31, 2003

Kao is reviewing the pension and retirement benefits system in order to respond to employees' diversity and needs for independence. As part of this review, the Company submitted application to the Ministry of Health, Labour and Welfare of Japan to return the substituted portion of the Employee Pension to the government. The application was approved by the Ministry on October 18, 2002. Extraordinary profit of 8.0 billion yen on a consolidated basis or 5.0 billion on a non-consolidated basis resulting from the approval is included as assumptions in the forecasts.

The forecasts were made based on the following exchange rate assumptions: one US dollar to 125.0 yen, one euro to 118.0 yen and one New Taiwan dollar to 3.6 yen.

4. FINANCIAL CONDITION

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPTEMBER 30	**2002**	2001	Incr./(Dcr.)	**2002**
Operating activities	**66.7**	68.7	(1.9)	**544.5**
Investing activities	**(74.8)**	(17.5)	(57.2)	**(610.3)**
Financing activities	**(46.7)**	(52.3)	5.6	**(381.1)**
Translation adjustments	**(1.8)**	0.9	(2.7)	**(14.7)**
Net increase	**(56.5)**	(0.2)	(56.3)	**(461.6)**
Cash and cash equivalents	**69.3**	154.1	(84.8)	**565.5**
Total debt	**52.4**	59.4	(6.9)	**428.1**

Net cash provided by operating activities was 66.7 billion yen. Income before income taxes steadily increased 4.5 billion yen to 60.5 billion yen, and depreciation and amortization expenses were 27.7 billion yen, almost same level as the same period last year. Working capital efficiency was improved by a decrease from last year in accounts receivable at 9.1 billion yen. 27.7 billion yen was paid as income taxes.

Net cash used in investment activities increased 57.2 billion yen to 74.8 billion yen. Main activities included acquisition of hair care company John Frieda in September 2002, and capital investments. Capital investments overseas and in Japan were made for new products and capacity increases. In Japan, investments were also made for expanding and strengthening distribution facilities and for development of the information system.

Cash used in financing activities decreased 5.6 billion yen to 46.7 billion yen. Kao continued share repurchase at 35.2 billion yen. The balance of loans and corporate bonds for the interim period ended September 30, 2002 was 52.4 billion yen, 3.4 billion yen less than at the end of the previous fiscal year. As a result, the balance of cash and cash equivalents for the interim period ended September 30, 2002 was 69.3 billion yen, 55.5 billion yen less than at the end of the previous fiscal year.

Forecast for the Fiscal Year Ending March 31, 2003

Although the operating environment is forecasted to remain severe, of the net cash flow from operating activities, net income before taxes adjustments is anticipated to increase slightly compared to the previous fiscal year.

Of the cash flow from investment activities, the amount of capital investment in Japan is anticipated to be less than that of the previous fiscal year, even though investment in performance upgrades and business rationalization are planned. Investment overseas is expected to remain at the same level as the previous fiscal year.

Regarding cash flow from financing activities, at the Annual Shareholders Meeting held on June 27, 2002, approval was gained for the stock repurchase from the market of up to 30 million shares or a maximum acquisition value of 80 billion yen. The share repurchase is to improve capital efficiency, increase returns to shareholders and enable the Company to adopt timely and flexible capital policy measures. As of the end of the current interim period, approximately 7.409 million shares at a total value of 20.4 billion yen have been retired. While taking further business investment into consideration, the Company will adopt a flexible approach toward stock repurchase. Interim dividends are up 2.00 yen on the previous term and an increase in the total dividend payment is planned. Total debt is anticipated to reach 50.0 billion yen. The above factors lead the Company to anticipate a slight decrease in the balance of cash and cash equivalents at the end of the current fiscal year to 70.0 billion yen.

Please note that this forecast was estimated at the time of release and is subject to future review.

Exhibit A-27

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

September 17, 2002

Kao Corporation announced that, pursuant to the provisions of Article 210 of the Commercial Code, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From August 30, 2002 to September 17, 2002
2) Number of purchased shares:	1,728,000 shares
3) Total purchase cost of shares:	4,683,130,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total purchase cost of shares:	Up to 80,000,000,000 yen

2) Total number of purchased shares after June 27, 2002, the date of the 96th Annual General Meeting of Shareholders: 7,409,000 shares

Exhibit A-28

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

August 27, 2002

Kao Corporation announced that, pursuant to the provisions of Article 210 of the Commercial Code, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From July 25, 2002 to August 27, 2002
2) Number of purchased shares:	2,826,000shares
3) Total purchase cost of shares:	7,776,250,000yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total purchase cost of shares:	Up to 80,000,000,000 yen

2) Total number of purchased shares after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders: 5,681,000shares

Exhibit A-29

August 1, 2002

Kao Agrees to Acquire Premium Hair Care Marketer John Frieda Hair Care through its U.S. Subsidiary, The Andrew Jergens Company

Kao Corporation (President: Takuya Goto) agrees to acquire John Frieda Professional Hair Care, Inc. (location: Connecticut, U.S.A.), a distinguished premium hair care marketer, and related consumer companies, through The Andrew Jergens Company (AJC), its U.S.-based subsidiary for skin care products. John Frieda Salons are not part of the acquisition. The acquisition is expected to be completed in early September, after approval by the relevant regulatory authorities.

Founded in 1989, John Frieda Hair Care markets premium, solution-oriented shampoos, conditioners, and styling agents under such brand names as *John Frieda®*, *Frizz-Ease®*, *Sheer Blonde®* and *Beach Blonde®* in the U.S., Europe, and other areas. With expertise in the drug store distribution channel, John Frieda Hair Care has recently expanded sales into mass merchandizing and food store channels. Business performance of recent years has been highly favorable at double digit growth annually. Net sales for the current fiscal year is expected to reach approximately US$160 million.


blonde
blonde

John Frieda Hair Care products

Through AJC, Kao specializes in the skin care business in the U.S. and is steadily increasing its market share. Joined by John Frieda Hair Care, Kao will be able to enter the rapidly expanding consumer hair care business in North America. Kao's advanced hair care technology will be available for use in John Frieda products. Further synergistic effect is expected through collaboration with Kao affiliates, Goldwell GmbH, which develops and sells hair care products to salons on a global basis, and Guhl Ikebana GmbH, which develops and sells premium consumer hair care products to the retail

market in Europe. John Frieda's products and marketing are designed to target highly fashion-conscious women, and the firm's product development strategy is to discover and satisfy potential consumer needs. These strengths can also be applied to business expansion for Kao in Japan and other Asian countries in the future.

Kao considers expansion of its global business to be one of the key drivers of mid-term and long-term growth. Focusing on North America as a particularly significant region, the company continues proactive business expansion and investment.

Outline of John Frieda Professional Hair Care, Inc.

Company name:	John Frieda Professional Hair Care, Inc.
Location:	Connecticut, U.S.A.
Foundation:	1989
Business field:	Marketing and sale of hair care products (shampoo, conditioner, styling agents)
Brands:	*John Frieda®*, *Frizz-Ease®*, *Sheer Blonde®* and *Beach Blonde®*
Sales:	US$160 million (approximately 19.2 billion yen *) * Exchange rate: US$1=120.00 yen as of July 31, 2002
Employees:	Approximately 150
Sales areas:	U.S.A., Canada, U.K., Europe, etc.

Outline of The Andrew Jergens Company

Company name:	The Andrew Jergens Company
Location:	Cincinnati, Ohio, U.S.A.
Establishment:	1882 (Kao Group member since 1988)
Business field:	Manufacture, marketing and sale of skin care products (body and facial care products, antiperspirants, etc.)
Sales areas:	U.S.A. and some 50 other countries around the world.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

top

Exhibit A-30

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

July 19, 2002

Kao Corporation announced that, pursuant to the provisions of Article 210 of the Commercial Code, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From July 1, 2002 to July 19, 2002
2) Number of purchased shares:	2,855,000 shares
3) Total purchase cost of shares:	7,981,910,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 96th Annual General Meeting of Shareholders held on June 27, 2002:

·Type of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 30,000,000 shares
·Total purchase cost of shares:	Up to 80,000,000,000 yen

2) Total number of purchased shares after June 27, 2002,the date of the 96th Annual General Meeting of Shareholders: 2,855,000 shares

Exhibit A-31

Kao Corporation

Notice

Regarding the Determination of the Exercise Price of Stock Options
(Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

July 8, 2002

Kao Corporation (the "Company ") hereby makes the following announcement: the Exercise Price of the stock acquisition rights to be issued as stock options (the " Stock Acquisition Rights") and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the board of directors held on June 27, 2002.

1. Issue Date of Stock Acquisition Rights (the "Issue Date"):

   July 8, 2002

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   551 Stock Acquisition Rights
   The number of shares per Stock Acquisition Right is 1,000 shares.

3. Type and Number of Shares subject to Stock Acquisition Rights:

   A total of 551,000 shares of the common stock of the Company

4. The Amount to be Paid upon the Exercise of Stock Acquisition Rights:

   The amount to be paid upon the exercise of each Stock Acquisition Right:
   2,955,000yen

   The paid-in value for each share to be issued or transferred upon the exercise of the Stock Acquisition Rights (the "Exercise Price"): 2,955yen

   The Exercise Price is determined by taking the price which is the product of (i) 1.05 and (ii) the average of the daily closing prices of the common stock of the Company in regular trading on the Tokyo Stock Exchange during the calendar month immediately prior to the month including the Issue Date of the Stock Acquisition Rights (Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen).

5. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon the exercise of all the Stock Acquisition Rights:

   1,628,205,000yen

*(1) Date of the resolution of the board of directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 96th Annual General Meeting of Shareholders: April 22, 2002

*(2) Date of the resolution of shareholders at the 96th Annual General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights:
June 27, 2002

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-32

Kao Corporation

Notice

Regarding The Allotment of Stock Options
(Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

June 27, 2002

Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided the details of stock acquisition rights to be issued as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 96th Annual General Meeting of Shareholders on the date hereof.

1. Issue Date of Stock Acquisition Rights:

    July 8, 2002

2. Aggregate Number of Stock Acquisition Rights to be Issued:

    551 Stock Acquisition Rights

    The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

3. Issue Price of Stock Acquisition Rights:

    The Stock Acquisition Rights shall be issued without receipt of consideration.

4. Type / Number of Shares under Stock Acquisition Rights:

    551,000 shares of common stock of the Company

    In case of adjustment of the Allotted Number of Shares in accordance with item 2 above, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

5. The Amount to be Paid upon Exercise of Stock Acquisition Rights:

    To be determined on July 8, 2002

    The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

    The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices of common stock of the Company in the regular

transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders, to the holders of the Stock Options granted pursuant to the resolution of the meeting of shareholders described above and of conversion of the convertible bonds previously issued.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

6. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:

   To be determined on July 8, 2002

7. Exercise Period of Stock Acquisition Rights:

   From July 1, 2004 to June 30, 2009

8. Other Conditions for Exercise of Stock Acquisition Rights:

   Each Stock Acquisition Right may be partly exercised only if the number of shares issued or transferred upon exercise of the Stock Acquisition Rights is an integral multiple of the number of shares constituting one (1) unit.

9. Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the Stock Acquisition Rights without any compensation when the Company has acquired the unexercised Stock Acquisition Rights.

10. Restriction of Assignment of Stock Acquisition Rights:

Approval of the board of directors of the Company shall be required for assignment of the Stock Acquisition Rights.

11. Issuance of Stock Acquisition Right Certificate:

Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Right Holders request such issuance from the Company.

12. Capitalization of the Exercise Price:

The Exercise Price shall be credited to capital stock account and non-capital stock account. The portion of the Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such adjustment will be rounded up to the nearest yen).

13. Individuals who will be allotted the Stock Acquisition Rights:

The directors and employees of the Company and its affiliates, totally 47 persons.

*(1) Date of resolution of the board of directors that decided the proposal at the 96th Annual General Meeting of Shareholders: April 22, 2002

(2) Date of resolution of the 96th Annual General Meeting of Shareholders: June 27, 2002

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-33

Kao Corporation

Notice Regarding Purchase of The Company's Stock from The Market

June 7, 2002

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock*[1], it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From May 22, 2002 to June 7, 2002
2) Number of purchased shares:	3,163,000 shares
3) Total purchase cost of shares:	9,170,790,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on February 21, 2002:

·Kind of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 10,000,000 shares
·Total purchase cost of shares:	Up to 28,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of purchased shares and total of purchase cost of shares after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation:

   45,000,000 shares

   129,058,075,000 yen

4) By the purchases effected on the market on June 7, 2002, Kao has finished the purchases pursuant to the decision made at the meeting of the Board of Directors held on February 21, 2002, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock.

---

*[1] As of October 1, 2001, the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock (the "Rules") is no longer in effect. However, in accordance with the Additional Rules to the Commercial Code (revised as of October 1, 2001), any company that is authorized by its Articles of Incorporation to rely on Article 3 of the Rules to purchase its stock will be permitted to so purchase its stock until the time of the completion of the next annual general meeting of shareholders.

Exhibit A-34

Kao Corporation

Notice Regarding Purchase of The Company's Stock from The Market

May 20, 2002

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock*[1], it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From April 23, 2002 to May 20, 2002
2) Number of purchased shares:	1,967,000 shares
3) Total purchase cost of shares:	4,989,660,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on February 21, 2002:

·Kind of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 10,000,000 shares
·Total purchase cost of shares:	Up to 28,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of purchased shares after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation:

41,837,000 shares

---

*[1] As of October 1, 2001, the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock (the "Rules") is no longer in effect. However, in accordance with the Additional Rules to the Commercial Code (revised as of October 1, 2001), any company that is authorized by its Articles of Incorporation to rely on Article 3 of the Rules to purchase its stock will be permitted to so purchase its stock until the time of the completion of the next annual general meeting of shareholders.

Exhibit A-35

Kao Corporation

News Release April 22, 2002

Kao Corporation Reports Business Results

Tokyo, April 22, 2002 - Kao Corporation today announced its consolidated and nonconsolidated business results for the fiscal year ended March 31, 2002. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

1. CONSOLIDATED BASIS

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2002**	2001	% change	**2002**
Net sales	**839.0**	821.6	2.1	**6296.6**
Operating income	**111.7**	107.0	4.3	**838.5**
Ordinary income	**113.5**	111.8	1.5	**852.4**
Net income	**60.2**	59.4	1.4	**452.3**
Total assets	**772.1**	783.7	(1.5)	**5,794.7**
Total shareholders' equity	**459.7**	462.9	(0.7)	**3450.1**
	Yen			U.S. Dollars
Per share:				
Net income	**100.43**	96.69	3.9	**0.75**
Cash dividends	**26.00**	24.00	8.3	**0.20**

	%	
YEAR ENDED MARCH 31	**2002**	2001
Operating margin	**13.3**	13.0
Net income to total shareholders' equity (ROE)	**13.1**	12.7

Consolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 870.0 billion yen (US$6,529.0 million) in net sales, 114.0 billion yen (US$855.5 million) in operating income, 114.0 billion yen (US$855.5 million) in ordinary income and 62.0 billion yen (US$465.3 million) in net income. Net income per share is expected to be 105.12 yen (US$0.79).

Kao Corporation

News Release April 22, 2002

Consolidated Segment Information by Industry (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Consumer Products	**626.0**	607.8	3.0	1.3	**88.7**	86.1	2.6
Cosmetics (*Sofina*)	**74.1**	72.5	2.2	2.1	**4.7**	2.8	1.9
Chemical Products	**162.8**	167.8	(3.0)	(6.3)	**17.7**	17.7	0.0
Corporate/Eliminations	**(23.9)**	(26.6)	-	-	**0.4**	0.4	0.0

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Consumer Products	**4,698.3**	4561.5	3.0	1.3	**666.1**	646.2	19.9
Cosmetics (*Sofina*)	**556.7**	544.7	2.2	2.1	**36.0**	21.2	14.7
Chemical Products	**1,221.8**	1,260.0	(3.0)	(6.3)	**132.9**	132.9	0.0
Corporate/Eliminations	**(180.1)**	(200.1)	-	-	**3.5**	3.4	0.0

Consolidated Geographic Segment Information (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Japan	**648.1**	655.4	(1.1)	(1.1)	**95.1**	94.3	0.8
Asia	**93.4**	84.1	11.1	5.5	**8.3**	6.8	1.5
Europe and Americas	**122.8**	105.2	16.7	5.0	**7.8**	5.9	1.9
Corporate/Eliminations	**(25.5)**	(23.2)	-	-	**0.3**	0.0	0.2

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2002**	2001	% change	Like-for-like	**2002**	2001	Incr./(Dcr.)
Japan	**4864.4**	4919.1	(1.1)	(1.1)	**714.4**	707.8	6.6
Asia	**701.7**	631.4	11.1	5.5	**62.8**	51.1	11.7
Europe and Americas	**922.3**	790.1	16.7	5.0	**59.0**	44.4	14.7
Corporate/Eliminations	**(191.8)**	(174.6)	-	-	**2.3**	0.5	1.8

Notes

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 29, 2002, of yen 133.25=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the effect of the currency effect on overseas related to translation of local currencies to the Japanese yen.*

Kao Corporation

News Release April 22, 2002

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

YEAR ENDED MARCH 31	Billions of Yen 2002	2001	% change	Millions of U.S. Dollars 2002
Net sales	**654.1**	660.4	(0.9)	**4,909.4**
Operating income	**92.4**	92.3	0.1	**693.5**
Ordinary income	**98.5**	98.3	0.1	**739.3**
Net income	**55.5**	52.2	6.3	**416.6**
Total assets	**671.0**	707.3	(5.1)	**5,035.7**
Total shareholders' equity	**459.8**	480.7	(4.3)	**3,451.2**

	Yen			U.S. Dollars
Per share:				
Net income	**92.25**	84.72	8.9	**0.69**
Cash dividends	**26.00**	24.00	8.3	**0.20**

Notes:
1. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 29, 2002, of yen 133.25=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2003

The forecast for the full fiscal year ending March 31, 2003, is 655.0 billion yen (US$4,915.6 million) in net sales, 98.0 billion yen (US$735.5 million) in ordinary income and 56.0 billion yen (US$ US$420.3 million) in net income.

Forward-Looking Statement
This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Kazuyoshi Aoki
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-7103
E-mail: ir@kao.co.jp

Kao Corporation

News Release April 22, 2002

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to achieve profitable growth by winning the support and trust of customers not only in Japan, but also in markets all over the world, and to carry out a sustained effort to augment corporate value. We view the expansion of corporate value as closely linked to securing profits for shareholders. We recognize that the following items are significant in the achievement of consistent increase in corporate value over the long term: cultivation of a corporate culture that is oriented toward continuous reform and adaptation according to changes in the operational environment, that allows full demonstration of individual abilities resulting in a high level of employee satisfaction based on fair performance evaluation, and, that makes a commitment to maintaining openness as an enterprise conscious of issues regarding environmental preservation and of the need for compliance with corporate ethics.

2. Management Measure Used as a Target

The Company has adopted EVA (Economic Value Added)* as its primary management measure of true profit by including the cost of invested capital as a factor. We are convinced that long-term, sustainable growth of EVA is closely connected to growth in corporate value, which benefits not only shareholders but also all other stakeholders in the long view.

Kao makes every effort to focus on management activities to achieve growth of EVA. EVA is also widely utilized in determining the direction of long-term management strategies, for evaluation of M&A activities and capital investments, for assessments of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are used to determine a portion of bonuses for executives and employees.

EVA is a registered trademark of Stern Stewart & Co.

3. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to achieve continuous increase in per-share dividends of approximately 30% of net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core businesses for further expansion and new business development, and M&A activity, and by undertaking measures, including share repurchase to increase returns to shareholders, with a long-range point of view and investment efficiency uppermost in mind.

4. Medium- and Long-Term Management Strategies

Positioning the businesses of consumer products, cosmetics and chemical products as our core businesses, we strive for business growth with a focus on research and development of products of excellent value and outstanding performance to meet consumers' real needs.

Faced with slow growth due to the maturation of domestic markets in our existing businesses, the Company intends to invest management resources to reinforce current powerful brands while developing new products that will create new market segments. And as we work to expand our core business platforms, we also make efforts to develop lines of businesses in new fields such as health care.

Overseas, Kao will assign the highest priority to business expansion in the Asia region, which is a growth market, while increasing business activity in North America and Europe. To achieve these goals, we are positively considering further M&A activity and entering into strategic business alliances.

In addition to the above policies, Kao will continue management reform efforts in response to changes in the operating environment. The Company will make consistent efforts to reduce costs and raise operational efficiency, thus achieving sustained EVA growth.

5. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and realize high levels of fairness and transparency in management, the Company will carry out further reform of our management structure. Kao is adding two external directors to strengthen the Board of Directors' supervision of management while concurrently reducing total membership from 18 to 13 to invigorate the activity of the Board. In addition, an executive officer system will be adopted to separate management and execution functions. In connection with these moves, we will discontinue the Management Advisory Committee. Further, to promote speedier decision-making and execution, we will take measures to promote delegation of authority and responsibility and revise rules guiding decision-making.

Furthermore, Kao revised its compensation system for Board members in the previous fiscal year to further align their interests with those of shareholders and directors and facilitate an increase in corporate value. Specifically, this includes the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation for directors, and cessation of future provision of allowance for directors' retirement.

In this fiscal year, the company will broaden its stock option system to include executive officers, senior employees and executives at affiliated companies and other relevant employees.

6. Issues for Management

With the operating environment becoming increasingly difficult and subject to anticipated drastic changes, the company must redouble its aggressive reform efforts. Along with this, based on our principles as a manufacturer that concentrates on the true satisfaction of customers as well as the development of products of excellent value and outstanding performance, we will focus our management resources strategically and aggressively on developing and nurturing strong brands.

We will aim for continuous profitable growth by taking the following operating initiatives: increasing market share of core brands; development of products that create new market segments; development and nurture of new businesses; and reinforcement of overseas business.

Profoundly aware that unethical actions risk the very existence of an enterprise, we will consistently conduct management activities in thorough compliance with corporate ethics and reinforce risk management activities.

7. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a larger number of investors to participate in the trading of its shares to enhance their liquidity and have them traded at appropriate price levels in the stock market. Among shares listed on the Tokyo Stock Exchange, Kao shares have a high level of liquidity. It is thought that reducing the number of shares in each lot would be a useful means of having more investors purchase company shares. Doing this, however, would entail not only such initial costs as printing stock certificates, it would also mean increased annual expenses such as agency commissions and mailing expenses. At this point, from the cost-benefit point of view, we have not verified that reducing the size of the share lots would be accompanied by increased profit for all shareholders. The company will continue to observe market trends and carefully consider whether or not such a move would be in the best interests of shareholders.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2002, the slow-down of the U.S. economy led to global economic stagnation. Although there were signs of recovery in the U.S. and some other countries in the second half of the period, the Japanese economy continued to struggle throughout the year despite some recovery in such indices as exports and production. Corporate revenues sharply declined, which led to reduced investment in plant and equipment, the employment situation worsened, and consumer spending continued to drop.

Consolidated net sales rose by 17.3 billion yen to 839.0 billion yen, a 2.1% increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of 15.6 billion yen on overseas sales due to the weakening yen, actual sales growth would be 0.2%. Sales in domestic businesses fell year-on-year, as consumer product sales were adversely affected by declining prices and a sluggish market, and sales in the chemical products business sagged due to an economic slump. Overseas, healthy sales growth was posted in both consumer products and chemical products, especially in North America and Europe, despite a challenging operating environment.

Consolidated operating income increased 4.3% year-on-year to 111.7 billion yen, and the ratio of operating income to sales further improved to 13.3%. Operating income in Japan increased by 0.8 billion yen to 95.1 billion yen year-on-year. This was largely due to cost-reductions, efficient spending, and reduced depreciation expenses, which offset the effects of declining prices in consumer products and decrease in sales, reflecting a large drop in demand in the chemical products business in Japan. Operating income from overseas businesses rose by 3.5 billion yen to 16.2 billion yen on the back of profit contributions from the personal care products business in North America and Europe and from the chemical products business in Asia.

Consolidated ordinary income was 113.5 billion yen, a rise of 1.7 billion yen from the previous year. Net income increased by 0.8 billion yen to 60.2 billion yen. Nonoperating income from equity in the earnings of affiliates and foreign exchange gain declined from the previous year. Despite extraordinary losses recorded as a result of restructuring of Kao (Taiwan) Corporation and the dissolution of Novartis Kao Co., Ltd. , net income was higher than the forecasts of October 22, 2001.

Solid growth was achieved in net income per share at 100.43 yen due to increase in net income and repurchase of approximately 20 million shares from the market.

Summary of Results by Business Segment

Sales of consumer products and chemical products in Japan edged downward from the level of the previous fiscal year, but healthy growth was achieved in cosmetics. Solid sales growth was posted in each business segment overseas partly due to the positive currency translation effect.

Although the chemical products business in Japan was adversely affected by a serious economic slump, operating income remained at the same level as the previous year. However, operating income from other business segments achieved an increase.

(1) Consumer Products Business

Net sales of consumer products rose 3.0% from the previous fiscal year to 626.0 billion yen. Although sales in Japan declined 0.6% year-on-year, sales overseas rose due to such factors as addition of PT. Kao Indonesia as a new consolidated subsidiary, the influence of the weaker yen, and the contribution of new products in North America and Europe. Actual like-for-like growth in sales on a local currency basis was 1.3%.

Operating income in Japan favorably increased. Overseas, solid growth in operating income was posted in North America and Europe; however, there was a decline in Asia. As a result, operating income rose by 3.1% to 88.7 billion yen.

1) Japan

In the overall market in Japan, expansion of floor space at retail stores has stopped and depreciation is slowing down, but sales declined year-on-year in value. In this environment, Kao stepped up marketing and sales efforts at each chain store and in each region. The marketing of new and improved products helped activate markets, and a strong effort was made to reduce the number of product items. Earnings growth was restrained by such factors as declining sales prices and high raw materials costs due to the weaker yen. Nevertheless, stabilization of raw materials prices in the market, reduced depreciation expenses, and the Company's aggressive cost-cutting and cost-efficiency efforts resulted in a rise in earnings.

Sales Composition of Consumer Products

	Billions of yen		
YEAR ENDED MARCH 31	2002	2001	% change
Personal care products	166.8	170.5	(2.2%)
Laundry and cleaning products	246.7	249.0	(0.9%)
Hygiene and others	82.2	79.0	4.1%
Total	495.8	498.6	(0.6%)

In the market for personal care products, actual sales in volume did not increase and prices continued to drop.

The Company launched a new product, *Bioré Moisture Care Lotion* in spring 2002, formulated to be the same mild acidity as healthy skin, to further strengthen *Bioré as* a skin care brand. In the hair care category, dramatically improved *Merit* was favorably accepted by consumers. New and additional items brought into the market, including *Bub* bath additives and *Blauné* hair color contributed to strengthen brands and market position. The Company significantly reduced the number of brands and product items for focused investment of management resources. Despite these efforts and the contribution of new and improved products, the effect of declining prices and product

item reduction resulted in sales dropping by 2.2% below the level of the previous year.

Principal new products:

Bioré Moisture Care Lotion

Bioré Eye Makeup Remover

Blauné Aroma hair color with Easy Comb

Bub Cherry Blossom Scented

The household products market was characterized by a slight decrease in sales volume due to a shrinkage of the gift market. In an environment with a deflationary trend, sales prices dropped further and competition continued to intensify. Under these severe market conditions, the Company implemented key measures, further strengthening top brand products and increasing market share of products that are number two in their categories. Kao made a dramatic improvement in *Attack* laundry detergent to strengthen the brand. Home cleaning detergent *Emal* and mildew remover categories gained the top share in each category. The Company also launched a slime remover for the kitchen sink to create a new market segment. Although some of the new or improved products achieved higher sales than expected, the sales of laundry detergent was affected by the shrinkage of the gift market. Also, the sales of fabric softener and bleach dropped below the level of the previous year. The total sales in the household products category fell by 0.9%year-on-year.

Principal new products:

Family Power Gel

Kitchen Wonder Drain Slime Remover

Haiter Mildew Remover Strong

Quickle for the Range

Quickle Wiper for the Carpet

In hygiene and others, the Japanese market for sanitary napkins has shrunk due to a smaller population of users and the fact that products with superior functions have resulted in less product being used. Similarly, the scale of the market for baby diapers

has diminished due to fewer babies. At the same time, prices are on a downward trend, which, combined with the other factors, has resulted in a smaller market in this product category. Kao introduced value-added products to activate the market, and further cost-cutting and efficient use of expenses were conducted to raise profitability. Despite these efforts, intensified price competition led to a sales decrease in comparison with the previous fiscal year. In the nursing care category, newly launched incontinence pads with disinfectant and deodorant functions were highly evaluated in addition to the Company's steady support activities at hospitals and nursing care centers. As a result, sales of this category have expanded.

In cooking oils, although the overall market contracted, particularly in the gift sector, the market for functional healthy cooking oils expanded. Along with this trend, Kao strengthened its line of *Healthy Econa Cooking Oil* products by launching *Healthy Econa Cooking Oil — For Lower Cholesterol* and *Healthy Econa dressings* (Japanese, Sesame and Italian flavors) in the spring of 2001. Additional Chinese and French dressings were added to the lineup in the spring of 2002. Robust sales growth in the *Healthy Econa Cooking Oil* series was achieved in a shrinking overall market for cooking oils. This was an example of new products creating a new market segment. As a result of this success, year-on-year sales growth by 4.1% was posted in the hygiene and other products category.

Principal new products:

Laurier Super Overnight
Laurier Dry Cushion with wings
Laurier Active Guard
Healthy Econa Cooking Oil – For Lower Cholesterol
Healthy Econa dressings (Chinese Roasted Sesame, Herb French)

2) Asia and Oceania

Although a few bright spots were noted in some sectors of the Asian economy, overall the region was adversely affected by the economic downturn in the United States last

year. In the consumer products market, competition intensified among Japanese, U.S. and European manufacturers, and in many countries, retailing, including retailing by multinationals, was focused on large chain stores. Due to the fierce competition in the market and a deflationary trend, sales prices dropped sharply. However, PT. Kao Indonesia, which became a fully consolidated subsidiary from this fiscal year, raised prices of some products to absorb higher raw materials costs due to the weakening of the local currency.

In personal care products, the Company continued items reduction efforts and focused on building sales of the following eight brands: hair care sold under the *Sifoné* and *Feather* brands; *Bioré* skin care products; *Attack, Magiclean* and *Haiter* among household products; and *Laurier* and *Merries* among hygiene products. We took initiatives to promote improved *Feather* shampoo and conditioner with a new package design through the regional headquarters company in Thailand, which was established to unify regional operations. As a result, sales of the *Feather* brand grew to a large extent. Kao also intends to optimize its production framework in Asia to adjust to new conditions such as the formation of AFTA (the ASEAN Free Trade Area) and the admission of China and Taiwan into the WTO.

Although healthy sales growth was achieved in China and ASEAN countries, the adverse impact of severe market conditions in Taiwan led to sales on a local currency basis in the region remaining virtually the same as the previous fiscal year, excluding those of PT. Kao Indonesia, which became a fully consolidated subsidiary.

3) North America and Europe

Market conditions in North America and Europe were difficult due to such factors as the bankruptcy of a giant retailer in the U.S. and the impact of the American economic slowdown on Europe. In the U.S. personal care products market, in which products are becoming polarized between high-end and economical low-priced items, the Andrew Jergens Company launched *Naturally Smooth*, a new lotion developed through application of Kao's unique technology that helps make the hair finer and less noticeable. This high-value-added product contributed to expanded sales. In the growing

hair color market in Europe, Kao and Goldwell GmbH cooperated in the development and launch of new hair color *ELUMEN* which contributed to an increase in sales.

Overall, solid sales growth was achieved in North America and Europe due to *Bioré Pore Pack* and the antiperspirant/deodorant brand *Ban*, which was acquired in the previous fiscal year by the Andrew Jergens Company, and a strong performance by the U.S. subsidiary of Goldwell, a Kao Group company in Germany that markets hair products for beauty salons internationally. Guhl Ikebana GmbH, which is in the premium hair care business in Germany, also posted solid sales growth, largely the result of new items added to its product lineup and a complete renewal of the designs of its shampoos and conditioners.

To reinforce the base for its hair care business in the U.S. and Europe, Goldwell and its subsidiary acquired KMS Research, Inc., an American manufacturer of hair care products, in February 2002, including its manufacturing and distribution partner in Europe, KMS Research Laboratories (UK). A powerful synergetic effect is expected from integration of superior hair care technology developed by Kao and brand value and know-how of the beauty salon business accumulated in Europe and North America. Goldwell also established Goldwell Japan Co., Ltd. to begin business activity aimed at beauty salons in Japan.

(2) Cosmetics Business (*Sofina*)

In the cosmetics market, prestige cosmetics sales continued to decline both in volume and value. In this stagnant market, sales of Kao cosmetics sold under the *Sofina* brand rose by 2.2% to 74.1 billion yen. Sales of *est*, which is marketed exclusively through department store channels, were particularly robust. Supporting this growth were the Company's expansion of the customer base for *est* products in the basic care category, and in the fall of 2001, a launch of a new *est* foundation product that has been very well received. The Company also achieved healthy growth in sales of *Sofina* products through such efforts as stepped-up basic care and UV care counseling at stores. In addition, *Wrinkle Seraty*, a new *Sofina* product, has won solid customer support. As a result of such activity as maintaining appropriate inventory levels at stores to reduce

product returns, cost reductions and raising efficiency, operating income from cosmetics (*Sofina*) increased by 1.9 billion yen to 4.7 billion yen.

Principal new products:

est the powder makeup foundation
est base nuance base foundation
Wrinkle Seraty Essence Gel

(3) Chemical Products Business

The downturn in the U.S. economy adversely affected chemical products markets worldwide. Under these conditions, Kao focused emphasis in its core businesses in this segment: oleochemicals, surfactants and specialty chemicals. During this fiscal year, sales have been driven by the oleochemicals business in Asia and the specialty chemicals business, such as toner and related products for copiers and aroma chemicals, in Japan, the U.S. and Europe. Despite these efforts, sales in the chemical products business fell 3.0% from the previous year to 162.8 billion yen. This drop was largely due to production and inventory adjustments made by industrial customers in Japan. Operating income was about the same as the previous year at 17.7 billion yen. The decline in operating income from domestic business was offset by an increase in overseas business.

1) Japan

Reflecting the sluggish demand from industries, sales dropped from the previous fiscal year. Even though overall business was adversely affected by the sluggish economy, robust growth was achieved in industrial materials such as concrete additives that dramatically raise the strength of raw concrete, and de-inking agents for recycling paper in the paper and pulp field. Despite the Company's cost reduction efforts, the fall in sales resulted in operating income falling well below the level of the previous fiscal year.

2) Asia

The collapse of the IT bubble and resulting economic slowdown in the U.S. had a strong negative impact on the Asian economy.

Reflecting the sluggish economy, the fatty alcohol business fell in price. However, operating income rose greatly from the previous fiscal year due to continuously low prices of raw materials and improved profitability gained from the rationalization of production facilities in the Philippines. In response to Taiwanese industrial customers moving operations to China or elsewhere, Kao shifted production activity from Taiwan to China and other places where it had established production and sales organizations.

3) North America and Europe

Solid sales growth was posted in Kao's chemical products businesses in North America and Europe, including continued strong performances in specialty chemicals such as toner and related products for copiers in North America and Spain, aroma chemicals in Spain, and fatty amines in Germany, together with favorable translation rates to Japanese yen. In toner and related businesses, the Company upgraded toner binder production facilities at its Kashima Plant and completed new production facilities in Spain to further strengthen its global operational framework that includes operations in the U.S. Kao also expanded operations in the aroma chemicals field by improving facilities with new technology for the production of synthetic products. Operating income improved greatly due to strong performances in the U.S., Germany and Spain.

1. Overall Business Prospects for the Fiscal Year Ending March 31, 2003

Although positive signs have begun to appear in Japan, the employment situation and trends in individual consumption are still stagnant. Overall, the Company expects continued severe market conditions in terms of both volume and value.

In Japan, the Company will strengthen development of products based on a back-to-basics policy. We will focus our management resources on developing and nurturing strong brands and conduct aggressive marketing activity. Through these initiatives, the Company aims to expand market share in the sluggish market and increase sales. In the cosmetics (*Sofina*) business, the Company will launch distinguishing products to further strengthen the brand, and with global expansion in mind, make further efforts to reinforce the foundation and improve the profitability in this business.

An economic recovery is expected to take a considerable amount of time, so the sales of chemical products are forecasted to remain flat.

Overseas, in consumer products in Asia, the Company will make aggressive efforts in the rapidly growing market in China as well as Taiwan and ASEAN countries, where signs of an economic recovery have begun to appear. As for the personal care business in North America, Kao expects sales expansion by the Andrew Jergens Company with skin care lotion *Naturally Smooth* and newly added product lines of anti-perspirant/deodorant brand *Ban*. Also, a U.S. subsidiary of Goldwell GmbH, a German hair care products company targeting beauty salons, is forecasted to expand sales of hair color *ELUMEN,* which was launched in spring 2002. The Company also expects a synergetic effect from KMS companies in the U.S. and U.K. In chemical products, as the Company upgraded the production facilities for such specialty chemicals as aroma chemicals in Spain and toner and related products, growth in sales is forecast.

As a result of the above, although net sales in Japan are expected to remain stagnant, the Company is forecasting growth from overseas operations. Kao projects that net sales for

the next fiscal year will increase by 3.7% to 870.0 billion yen, and that operating income will rise by 2% to 114.0 billion yen. Ordinary income is expected to rise 0.4% to 114.0 billion yen, and net income is projected to rise by 2.9% to 62.0 billion yen. We anticipate an increase in the cost of raw materials for fatty alcohol, however the Company will make aggressive efforts to secure stable income by implementing cost-reduction measures not only in Japan but also overseas.

Based on the forecasted growth in profits, Kao plans to increase its annual dividend per share by 4 yen from the previous year to 30 yen, and to increase its interim dividend per share by 2 yen to 15 yen.

Kao will continue its efforts to increase profits and improve capital efficiency and will move ahead with the introduction of EVA at additional Group companies overseas. As a result, the Company endeavors to meet midterm EVA improvement targets.

2. Underlying Assumptions for the Forecasts for the Fiscal Year Ending March 31, 2003

The above forecasts were made assuming exchange rates of one U.S. dollar to 130 yen, and one euro to 115 yen and one New Taiwan dollar to 3.7 yen.

II. Financial Condition

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2002**	2001	Incr./(Dcr.)	**2002**
Operating activities	**130.9**	122.9	7.9	**982.6**
Investing activities	**(77.6)**	(67.3)	(10.2)	**(582.7)**
Financing activities	**(86.2)**	(52.1)	(34.1)	**(647.3)**
Translation adjustments	**3.4**	1.9	1.5	**26.1**
Net increase	**(29.5)**	5.4	(34.9)	**(221.4)**
Beginning balance of newly consolidated companies	**0.9**	0.0	0.9	**7.4**
Cash and cash equivalents	**124.9**	153.4	(28.5)	**937.5**
Total debt	**55.9**	69.4	(13.4)	**420.0**

Net cash provided by operating activities was 130.9 billion yen. Income before income taxes rose 6 billion yen and depreciation and amortization expenses slightly decreased to 58.4 billion yen. Further reduction in accounts receivables and inventories by 3.7 billion yen and 6.4 billion yen respectively contributed to a decrease in working capital. Net cash used in investment activities rose by 10.2 billion yen to 77.6 billion yen. Investment in marketable securities for the purpose of short-term investment of funds and capital investment overseas increased. In Japan, investments in plant and equipment during the year included spending on new detergent, cooking oil and other products and upgrading their performance. Overseas investment included streamlining fatty alcohol production facilities in the Philippines and establishing new copier toner production facilities in Spain for global business development. In addition, a loan to a subsidiary of Goldwell was provided for the acquisition of KMS Research, Inc.

Net cash used in financing activities rose 34.1 billion year-on-year as the company continued share purchase at 57.5 billion yen. In addition, the Company continued long-term debt repayments at 11.2 billion yen and redemption of corporate bonds at 6.3 billion yen, a total reduction by 13.4 billion yen to 55.9 billion yen year-on-year.

As a result of these activities, the balance of cash and cash equivalents at the end of the

fiscal year was 124.9 billion yen, 28.5 billion yen less than the balance at the end of the previous year.

Forecast for the Fiscal Year Ending March 31, 2003

Although the operating environment is expected to be as severe as that of year just ended, Kao projects that the portion of cash flows from operating activities accounted for by net income before taxes and other adjustments will be approximately the same as it was in the previous fiscal year. In addition, depreciation and amortization expenses are expected to decrease.

The portion of cash flows from investment activities accounted for by capital investment is expected to decrease slightly in Japan where the Company still invests to improve in capacity and efficiency. Overseas, the Company expects the same level of investment as that of this year.

Regarding cash flows from financing activities, Kao will propose further stock purchase pursuant to Article 210 of the Commercial Code at the general shareholders meeting to be held on June 27, 2002. This will continue to improve capital efficiency, increase returns to shareholders and allow adoption of timely and flexible capital policy measures in response to changes in the business environment. Kao will continue to carry out stock purchase in a flexible manner, possibly up to 30 million shares or 80 billion yen in value, taking into account business investment projects. Kao anticipates increasing its annual dividend paid. Total debt at the end of the coming year is expected to be approximately 50 billion yen. Consequently, cash and cash equivalents at the end of the coming year will be about 120 billion yen, less than the balance at the end of the this year.

Kao Corporation

News Release April 22, 2002

Proposed appointment of Board Directors, Corporate Auditor, and Executive Officers

In order to reinforce the corporate governance and bring greater efficiency to decision making at the Board of Directors, the changes of Board Directors are proposed and the introduction of Executive Officers is undertaken as follows. The proposed appointment for Board Directors and Corporate Auditor will become effective after approval at the General Meeting of Shareholders to be held on June 27, 2002, and the proposed appointment of the Executive Officers will become effective after approval at the Board Meeting to be held immediately after the General Meeting of Shareholders.

Note: Titles as of April 22, 2002

Candidates for new Directors of the Board

Motoki Ozaki	General Manager, Household Products Division
Shunichi Nakagawa	Director of Legal Department
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director & Regional Managing Director, Korn/Ferry International - Japan

Candidate for new Corporate Auditor

Iwao Inoue	Board Director, Director of Accounting & Finance

Retiring Directors of the Board

Masanori Sakata	
Kunihiko Hachiya	
Moriyasu Murata	
Shigeo Yamada	
Toshio Hirasaka	To be named Executive Officer
Masatoshi Kitahara	To be named Executive Officer
Tadao Matsumoto	To be named Executive Officer
Iwao Inoue	To be named Full-time Corporate Auditor
Tetsuya Imamura	To be named Executive Officer

Kao Corporation

News Release April 22, 2002

Retiring Corporate Auditor

Kikuhiko Okamoto	Full-time Corporate Auditor

Candidates for Executive Officers

Takuya Goto	President& Chief Executive Officer
Toshio Hoshino	Senior Executive Vice President, President - International Consumer Products
Takahiko Kagawa	Executive Vice President , President - Kao Hanbai Company
Yasuo Idemitsu	Executive Vice President, Global Production & Engineering
Akio Tsuruoka	Global Purchasing
Shozo Tanaka	President - Global Personal Care
Kuniaki Watanabe	President - Global Chemicals
Nobuatsu Higuchi	President - Greater China
Naotake Takaishi	Senior Vice President - Global R&D
Motoki Ozaki	President - Global Fabric & Home Care
Shunichi Nakagawa	Legal - Global
Toshio Hirasaka	President - Cleanliness & Sanitation
Masatoshi Kitahara	Global Communications
Tadao Matsumoto	Global Logistics
Tetsuya Imamura	President - Global Health care
Masateru Kanazawa	Global Marketing Service
Toshio Takayama	President - Global Cosmetics
Akio Kimura	Vice President - Global R&D
Norihiko Takagi	Global Human Capital Development
Takuo Goto	Vice President - Global Production & Engineering
Hiroshi Kanda	President - Global Feminine & Baby Care

Kao Corporation

News Release April 22, 2002

New Management Team

Note: Titles effective as of June 27, 2002

Board of Directors

Takuya Goto*	President &Chief Executive Officer, Representative Director
Toshio Hoshino*	Senior Executive Vice President, President - International Consumer Products, Representative Director
Takahiko Kagawa*	Executive Vice President, President - Kao Hanbai Company, Representative Director
Yasuo Idemitsu*	Executive Vice President, Global Production & Engineering
Akio Tsuruoka*	Executive Vice President, Global Purchasing
Shozo Tanaka*	Executive Officer, President - Global Personal Care
Kuniaki Watanabe*	Executive Officer, President - Global Chemicals
Nobuatsu Higuchi*	Executive Officer, President - Greater China
Naotake Takaishi*	Executive Officer, Senior Vice President - Global R&D
Motoki Ozaki*	Executive Officer, President - Global Fabric & Home Care
Shunichi Nakagawa*	Executive Officer, Legal - Global
Akishige Okada**	Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima**	Representative Director & Regional Managing Director - Japan, Korn/Ferry International

*Holds the post as Executive Officer concurrently

**Outside Director

Corporate Auditors

Katsuhiko Hiraoka	Full-time Corporate Auditor
Iwao Inoue	Full-time Corporate Auditor
Takashi Tajima***	Attorney at Law
Hidejiro Matsuda***	Certified Public Accountant

***Outside Corporate Auditor

Kao Corporation

News Release April 22, 2002

Executive Officers

Toshio Hirasaka	Executive Officer, President - Cleanliness & Sanitation
Masatoshi Kitahara	Executive Officer, Global Communications
Tadao Matsumoto	Executive Officer, Global Logistics
Tetsuya Imamura	Executive Officer, President - Global Health Care
Masateru Kanazawa	Executive Officer, Global Marketing Service
Toshio Takayama	Executive Officer, President - Global Cosmetics
Akio Kimura	Executive Officer, Vice President - Global R&D
Norihiko Takagi	Executive Officer, Global Human Capital Development
Takuo Goto	Executive Officer, Vice President - Global Production & Engineering
Hiroshi Kanda	Executive Officer, President - Global Feminine & Baby Care

Exhibit A-36

Kao Corporation

Notice Regarding Purchase of The Company's Stock

(Stock Purchase Pursuant to the Provisions of Article 210 of the Commercial Code)

April 22, 2002

Kao Corporation (the "Company") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided that the proposal to purchase the Company's stock pursuant to Article 210 of the Commercial Code be made to the shareholders at the 96th Annual General Meeting of Shareholders to be held on June 27, 2002.

1. Purpose of the Stock Purchase

The Company will purchase its stock after obtaining approval from the shareholders in accordance with Article 210 of the Commercial Code. The purchase of the stock will improve capital efficiency, and increase returns to shareholders. Also, the approval of the shareholders will enable the Company to adopt timely and flexible capital policy measures from time to time in response to changes in the business environment.

Starting from the fiscal year ended on March 31, 2000, the Company has been purchasing its stock on an annual basis, and such purchases have contributed to improving Earnings Per Share and ROE. The Company will continue to carry out stock purchase in a flexible manner, taking into account its cash position, business investment opportunity and other factors.

2. Particulars of the Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Common stock
(2) Total number of shares to be purchased:	Up to 30,000,000 shares (5.1% of total outstanding shares)
(3) Total cost of the purchase:	Up to 80,000,000,000 yen

Note:

Following approval by shareholders at the 96th Annual General Meeting of Shareholders to be held on June 27, 2002, the Company will be authorized to purchase its stock until the time of the completion of the 97th Annual General Meeting of Shareholders.

Reference:

1) Total number of shares purchased pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock

Fiscal Year	Number of Shares Purchased (million shares)	Purchase Cost (billion yen)
March 31, 2000	10.00	29.50
March 31, 2001	10.00	28.64
March 31, 2002	19.87	56.75 (*)

(*): The Company announced that at the meeting of the board of directors held on February 21, 2002, the board of directors made the decision to purchase up to 10 million shares for up to 28 billion yen. By March 31, 2002, it has purchased 4.87 million shares at 12.62 billion yen. The Company is permitted to purchase its shares until the time of the completion of the 96th Annual General Meeting of Shareholders to be held on June 27, 2002.

2) Total number of issued shares	599,429,451 shares
Total number of treasury shares	8,757,371 shares
Total number of outstanding shares (as of March 31, 2002)	590,672,080 shares

3) Amount of capital: (as of March 31, 2002)	85,414,761,166 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-37

Notice
Regarding Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

April 22, 2002

Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the board of directors held on the date hereof, the board of directors decided that the proposal to issue stock acquisition rights as stock options (the " Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code be made to the shareholders at the 96th Annual General Meeting of Shareholders to be held on June 27, 2002.

1. Reason for Issuing Stock Acquisition Rights upon Especially Favorable Terms towards Persons other than the Shareholders

   The Company introduces the Stock Option System for the purpose of having the directors and employees of the Company and its affiliates share interests with the shareholders to increase the value of the Company.

2. Summary of the Issuance of Stock Acquisition Rights

   (1) Type / Number of Shares under Stock Acquisition Rights:

   Up to 620,000 shares of common stock of the Company.

   In case of adjustment of the Allotted Number of Shares (defined as below) in accordance with item (2) below, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

   (2) Aggregate Number of Stock Acquisition Rights to be Issued:

   Up to 620 Stock Acquisition Rights.

   The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

   (3) Issue Price of Stock Acquisition Rights:

   The Stock Acquisition Rights shall be issued without receipt of consideration.

   (4) The Amount to be Paid upon Exercise of Stock Acquisition Rights:

   The amount to be paid upon exercise of each Stock Acquisition Right shall be the amount which is equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

   The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii)

the average of the daily closing prices of common stock of the Company in the regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders, to the holders of the Stock Options granted pursuant to the resolution of the meeting of shareholders described above and of conversion of the convertible bonds previously issued.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

(5) Exercise Period of Stock Acquisition Rights:

From July 1, 2004 to June 30, 2009.

(6) Other Conditions for Exercise of Stock Acquisition Rights:

Each Stock Acquisition Right may be partly exercised only if the number of shares issued or transferred upon exercise of the Stock Acquisition Rights is an integral multiple of the number of shares constituting one (1) unit.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the Stock Acquisition Rights without any compensation when the Company has acquired the unexercised Stock Acquisition Rights.

(8) Restriction of Assignment of Stock Acquisition Rights:

Approval of the board of directors of the Company shall be required for assignment of the Stock Acquisition Rights.

3. Summary of Allotment of Stock Acquisition Rights

Upon allotment of the Stock Acquisition Rights, the Agreement Concerning Allotment of the Stock Acquisition Rights according to the summary below consisting of the conditions which the board of directors of the Company deems reasonable to the extent of the purpose of the issuance of the Stock Acquisition Rights shall be executed between the Company and the person to whom the Stock Acquisition Rights will be allotted.

(Summary of Agreement Concerning Allotment of Stock Acquisition Rights)

(1) No assignment, creation of a pledge or any other disposition of the Stock Acquisition Rights shall be admitted.
(2) Any person to whom a Stock Acquisition Right is allotted may exercise such Stock Acquisition Right after he/she ceases to be a director or an employee of the Company or its affiliates, and when such person passes away, the heirs of such person may exercise the Stock Acquisition Rights; provided, however, in each case above, that a holder of the Stock Acquisition Rights and his/her heirs do so pursuant to the conditions prescribed in the Agreement Concerning Allotment of Stock Acquisition Rights.
(3) In addition to the summary above, the Agreement Concerning Allotment of the Stock Acquisition Rights shall provide for the restrictions of exercise of Stock Acquisition Rights and other terms and conditions.

*Upon shareholders' approval of the resolution above at the 96th Annual General Meeting of Shareholders to be held on June 27, 2002, the details of issuance and allotment of the Stock Acquisition Rights shall be determined by a resolution of the board of directors of the Company to be held after such meeting of shareholders.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-38

Kao Corporation

Notice Regarding Purchase of The Company's Stock from The Market

March 15, 2002

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock*1, it has purchased the company's stock from the market, as follows:

1) Period during which purchases were made:	From February 22, 2002 to March 15, 2002
2) Number of purchased shares:	4,870,000 shares
3) Total purchase cost of shares:	12,621,060,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on February 21, 2002:

·Kind of shares to be purchased:	Common shares
·Total number of shares to be purchased:	Up to 10,000,000 shares
·Total purchase cost of shares:	Up to 28,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of purchased shares after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation:

39,870,000 shares

---

*1 As of October 1, 2001, the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock (the "Rules") is no longer in effect. However, in accordance with the Additional Rules to the Commercial Code (revised as of October 1, 2001), any company that is authorized by its Articles of Incorporation to rely on Article 3 of the Rules to purchase its stock will be permitted to so purchase its stock until the time of the completion of the next annual general meeting of shareholders.

Exhibit A-39

Kao Corporation

Notice Regarding Purchase of The Company's Stock

(Purchase of the Company's Stock Provided for in the Provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock[*1])

February 21, 2002

Kao Corporation announced that, at the meeting of the Board of Directors held on this date, the Company has decided to purchase its own stock as follows:

1) Kind of shares to be purchased:	Common shares
2) Total number of shares to be purchased:	Up to 10,000,000 shares
3) Total purchase cost of shares:	Up to 28,000,000,000 yen

The stock to be purchased pursuant to this resolution will be held by the Company and in case of disposal or redemption, such shall be resolved at a meeting of the Board of Directors.

Reference:

1) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation:	62,000,000 shares
2) Total Number of shares purchased after June 29, 1999, the date when the new article providing for the redemption of stock by purchase was added to the Articles of Incorporation:	35,000,000 shares
3) Total number of issued shares: (as of January 31, 2002)	599,424,201 shares
4) Amount of capital: (as of January 31, 2002)	85,411,259,416 yen

---

[*1] As of October 1, 2001, the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock (the "Rules") is no longer in effect. However, in accordance with the Additional Rules to the Commercial Code (revised as of October 1, 2001), any company that is authorized by its Articles of Incorporation to rely on Article 3 of the Rules to purchase its stock will be permitted to so purchase its stock until the time of the next annual general meeting of shareholders.

Exhibit A-40

Notice Regarding Purchase of The Company's Stock from the Market

November 9, 2001

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock*[1], it has purchased the company's stock from the market for the purpose of redemption of stock out of profits, as follows:

1) Period during which purchases were made:	From October 23, 2001 to November 8, 2001
2) Number of purchased shares:	3,594,000 shares
3) Total purchase cost of shares:	10,449,395,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on June 28, 2001:

·Kind of shares to be purchased:	Common par value shares
·Total number of shares to be purchased:	Up to 15,000,000 shares
·Total purchase cost of shares:	Up to 50,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of purchased shares and total of purchase cost of shares after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation:
35,000,000 shares
102,276,565,000 yen

4) By the purchases effected on the market on November 8, 2001, Kao has finished the purchases pursuant to the decision made at the meeting of the Board of Directors held on June 28, 2001, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock.

---

*[1] As of October 1, 2001, the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock (the "Rules") is no longer in effect. However, in accordance with the Additional Rules to the Commercial Code (revised as of October 1, 2001), any company that is authorized by its Articles of Incorporation to rely on Article 3 of the Rules to purchase its stock will be permitted to so purchase its stock until the time of the next annual general meeting of shareholders.

Exhibit A-41

Kao Corporation

News Release October 22, 2001

Kao Corporation Reports Business Results

Tokyo, October 22, 2001 – Kao Corporation today announced its consolidated and nonconsolidated business results for the six months ended September 30, 2001. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

1. CONSOLIDATED BASIS

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPTEMBER 30	**2001**	2000	% change	**2001**
Net sales	**421.5**	411.6	2.4	**3,530.5**
Operating income	**57.3**	54.8	4.5	**480.3**
Ordinary income	**57.6**	57.4	0.3	**482.5**
Net income	**31.4**	31.6	(0.8)	**263.0**
Total assets	**769.4**	756.3	1.7	**6,444.0**
Total shareholders' equity	**456.0**	450.0	1.3	**3,819.4**
	Yen			U.S. Dollars
Per share:				
Net income	**51.78**	51.25	1.0	**0.43**
Cash dividends	**13.00**	12.00	8.3	**0.11**

	%	
SIX MONTHS ENDED SEPTEMBER 30	**2001**	2000
Operating margin	**13.6**	13.3

Consolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 840.0 billion yen (US$7,035.2 million) in net sales, 109.0 billion yen (US$912.9 million) in ordinary income and 60.0 billion yen (US$502.5 million) in net income. Net income per share is expected to be 99.91 yen (US$0.84).

Kao Corporation

News Release October 22, 2001

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

SIX MONTHS ENDED SEPTEMBER 30	SALES				OPERATING INCOME		
	2001	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Consumer Products	**314.4**	305.4	3.0	1.8	**44.5**	44.8	(0.3)
Cosmetics (*Sofina*)	**37.3**	36.0	3.7	3.6	**2.8**	1.1	1.7
Chemical Products	**81.7**	84.2	(3.0)	(5.2)	**9.8**	8.9	0.9
Corporate/Eliminations	**(12.0)**	(14.0)	-	-	**0.1**	0.0	0.1

Millions of U.S. Dollars

SIX MONTHS ENDED SEPTEMBER 30	SALES				OPERATING INCOME		
	2001	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Consumer Products	**2,634.0**	2,558.5	3.0	1.8	**372.7**	376.0	(3.2)
Cosmetics (*Sofina*)	**312.9**	301.9	3.7	3.6	**23.7**	9.3	14.5
Chemical Products	**684.3**	705.6	(3.0)	(5.2)	**82.6**	74.8	7.8
Corporate/Eliminations	**(100.7)**	(118.0)	-	-	**1.1**	(0.3)	1.4

Notes: Like-for-like growth rates exclude the currency effect on overseas sales related to translation of local currencies to the Japanese yen.

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

SIX MONTHS ENDED SEPTEMBER 30	SALES				OPERATING INCOME		
	2001	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Japan	**327.9**	330.4	(0.8)	(0.8)	**49.5**	49.1	0.3
Asia and Oceania	**46.0**	41.6	10.4	7.9	**4.6**	3.4	1.1
Europe and Americas	**60.3**	51.2	17.6	7.7	**3.3**	2.5	0.8
Corporate/Eliminations	**(12.7)**	(11.7)	-	-	**(0.2)**	(0.2)	0.0

Millions of U.S. Dollars

SIX MONTHS ENDED SEPTEMBER 30	SALES				OPERATING INCOME		
	2001	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Japan	**2,746.2**	2,767.7	(0.8)	(0.8)	**414.9**	411.8	3.1
Asia and Oceania	**385.7**	349.2	10.4	7.9	**38.7**	29.1	9.6
Europe and Americas	**505.1**	429.5	17.6	7.7	**28.4**	21.1	7.3
Corporate/Eliminations	**(106.4)**	(98.5)	-	-	**(1.7)**	(2.2)	0.5

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 28, 2001, of yen 119.40=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency effect on overseas sales related to translation of local currencies to the Japanese yen.*

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPTEMBER 30	**2001**	2000	% change	**2001**
Net sales	**330.4**	332.9	(0.8)	**2,767.6**
Operating income	**47.6**	46.8	1.6	**398.9**
Ordinary income	**50.3**	48.6	3.5	**421.3**
Net income	**28.8**	27.4	5.2	**241.4**
Total assets	**684.3**	690.8	(0.9)	**5,731.9**
Total shareholders' equity	**466.3**	476.5	(2.1)	**3,905.6**
	Yen			U.S. Dollars
Per share:				
Net income	**47.40**	44.21	7.2	**0.40**
Cash dividends	**13.00**	12.00	8.3	**0.11**

Notes: The U.S. dollar amounts included herein represent translations using the approximate exchange rate on September 28, 2001, of yen 119.40=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 655.0 billion yen (US$5,485.8 million) in net sales, 96.0 billion yen (US$804.0 million) in ordinary income and 55.0 billion yen (US$460.6 million) in net income.

Please note that consolidated and nonconsolidated forecast data is estimated at the time of release and is subject to future review.

For further information, please contact:
Kazuyoshi Aoki
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-7103
e-mail: ir@kao.co.jp

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to achieve profitable growth in spite of the intensifying domestic and global competition, and to continuously increase corporate value that will place Kao among the ranks of the world's leading companies.

The Company has adopted EVA® (Economic Value Added)* as its primary management measure. We are convinced that long-term, sustainable growth of EVA is closely connected to growth in corporate value, which benefits not only shareholders but also all other stakeholders in the long view.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to increase per-share profit to achieve continuous increase in per-share dividends of approximately 30% of nonconsolidated net income. In its use of free cash flow, the Company strives to increase future corporate value primarily through investment in existing core businesses for further expansion and new business development, and M&A activity, and by undertaking measures, including a share repurchase, with a long-range point of view and investment efficiency uppermost in mind.

3. Medium- and Long-Term Management Strategies

Positioning the businesses of consumer products, cosmetics and chemical products as our core businesses, we strive for business growth with a focus on the research and development of products of excellent value and outstanding performance to meet consumers' real needs. And as we work to expand these core business platforms, we also make efforts to develop lines of businesses in new fields such as health care.

* *EVA is a registered trademark of Stern Stewart & Co.*

Overseas, Kao is expanding operations in the Asian region, which is a growth market, while increasing business activity in the North American market. To achieve these goals, we are positively considering further M&A activity and entering into strategic business alliances.

This approach has been adopted to compensate for slowing growth in maturing Japanese markets. At the same time, the Company will make consistent efforts to save costs and raise management efficiency, thus achieving sustained EVA growth.

4. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and realize high levels of fairness and transparency in management, the Company has established an Advisory Committee made up of two external advisors, two senior advisors, the president and a senior managing director. In addition, to promote speedy decision-making and execution, we have taken measures to promote delegation of authority and to enhance the effectiveness of the Board of Directors. We plan to take further steps for reform of the Board.

Furthermore, Kao revised its compensation system for Board members to further align their interests with those of shareholders and facilitate an increase in corporate value. Specifically, this includes the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation, and cessation of future provision of allowance for directors' retirement. In addition, we also revised the statutory auditors' compensation system, which discontinues bonuses, while increasing the number of external statutory auditors in order to enhance auditing.

5. Issues for Management

The operating environment has become more severe with drastic changes. In this environment, based on our principles as a manufacturer that concentrates on the true satisfaction of consumers as well as the development of products of excellent value and outstanding performance, we will focus our management resources on developing and nurturing strong brands through the understanding of consumers' real needs and wants.

By doing so, we will aim for continuous profitable growth. The following operating initiatives are undertaken: increasing market share of core brands; development of products that create new market segments; development and nurture of new businesses; and reinforcement of overseas businesses.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of the Interim Period Business Results

The operating environment was adversely affected by an economic slowdown on a global scale, which included an extended period of sluggishness in the U.S. economy and economic deceleration in Europe and Asia. Also in Japan, the economic outlook has become unclear, as the economy faced a period of adjustment in a deep recession. Weak consumer spending continued, and the consumer products and cosmetics markets contracted continually in yen terms.

In this environment, Kao Corporation's consolidated net sales for the six-month interim period ended September 30, 2001 rose by over 9.8 billion yen to 421.5 billion yen, a 2.4% increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of 5.4 billion yen on overseas sales due to the weakening yen, the growth rate would have risen 1.1% year-on-year. A sharp drop in demand for chemical products contributed to a 0.8% dip in domestic sales. The personal care products business in North America and Europe led to overseas sales rising 14.1% from the same period of the previous year.

Operating income increased 4.5% year-on-year to 57.3 billion yen, as profit from domestic operations increased slightly, and a large gain was posted in profits in chemical products overseas. In addition, the personal care products business in North America and Europe contributed to an increase in consolidated operating income. Equity in earnings of affiliates changed into losses for the interim period under review. This, coupled with a drop in other non-operating income, led ordinary income to a slight 0.3% increase from the same period in the previous fiscal year. Net income for the interim period dropped 0.8% to 31.4 billion yen.

The Company continued its efforts to raise capital efficiency by such measures as a share repurchase, and at the end of the interim period under review, its total assets decreased by 14.3 billion yen from the end of the previous fiscal year. A large increase in EVA was made in the previous fiscal year, and we saw a further but slight increase in EVA in the interim period.

As initially planned, the interim cash dividend will be 13.00 yen per share, increased from 12.00 yen per share for the interim cash dividend of the previous fiscal year.

Summary of Results by Business Segment

(1) Consumer Products Business

Net sales of consumer products increased 3.0% from the previous interim period to 314.4 billion yen. The sluggish market in Japan led to a 0.3% fall in sales there, but a 18.4% sales growth was posted overseas. Excluding the positive currency translation effect, overseas sales growth in real terms was 11.9%. Operating income in Japan and overseas remained almost flat from the same period of the previous fiscal year, totaling a slight decrease of 0.9% to 44.5 billion yen.

1) Japan

Demand continued to fall in the consumer products market in Japan. And although the downward pressure in prices is somewhat weaker compared to last year, the average level of prices was approximately 3.0% lower than the same period of the previous fiscal year. We saw that the market shrunk approximately 1.0% in yen terms, including a slight growth in volume. In this environment, sales of consumer products fell 0.3% from the same period of the previous fiscal year, even with a contribution from *Healthy Econa Cooking Oil*, which posted a solid sales growth.

Sales composition of consumer products

SIX MONTHS ENDED SEPTEMBER 30	Billions of yen 2001	2000	% change
Personal care products	**87.2**	88.7	(1.8%)
Laundry and cleaning products	**123.0**	126.0	(2.4%)
Hygiene and others	**41.1**	37.4	9.9%
Total	**251.3**	252.2	(0.3%)

In personal care products, although sluggish demand and price competition adversely affected sales, which declined 1.8% year-on-year, the Company endeavored to improve the operating margin through such activity as efficient marketing spending on selected brands and SKU rationalization. In hair color products, healthy sales growth for *Blauné Aroma Hair Color* for gray hair and *Lavenus Color Appeal* for fashionable hair coloring contributed to an increase in market share in the category. The formula of *Merit*, the leading shampoo and conditioner brand, has been dramatically renewed. Sales of gift products such as soaps were adversely affected by a contraction of the market. Also, the market share of body cleansers and men's cosmetics declined slightly.

Principal new products:

Bioré Pore Cleansing Powder-in Lotion (facial cleanser)
Improved *Merit* shampoo and conditioner
Liese Hairstyling Foam for Permed Hair
Liese Hairstyling Foam for Dry Hair
Blauné Aroma Hair Color with Easy Comb

Net sales in laundry and cleaning products fell 2.4% year-on-year. In spring 2001, the Company made a thorough improvement of the laundry detergent *Attack*, originally launched in 1987. The improvement includes a faster dissolution and better stain removal. As a result, *Attack* posted a steady sales growth. The Company's market share of dishwashing detergents and bathroom cleaner improved. In addition, the launch of a new mold remover significantly contributed to sales growth. On the other hand, sales of

fabric softeners and laundry detergent for gifts declined year-on-year. A drop was recorded in exports of household cleaning mop kits and sheets, while royalty income related to these products increased.

Principal new products:

Improved *Attack* – micro particles (laundry detergent)
Family Power Gel (dishwashing detergent)
Kitchen Wonder Drain Slime Remover
Haiter Mold Remover Strong
Refre Plug-in type (air freshener)

The sales of hygiene and other products category decreased year-on-year. Although sales volume increased, prices continued to fall for such hygiene products as sanitary napkins and disposable baby diapers. Solid sales growth was posted in adult incontinence products despite a slowdown in growth in this market.

The *Healthy Econa Cooking Oil* series continued to perform well. *Healthy Econa Dressings and Healthy Econa Cooking Oil – For Lower Cholesterol,* launched in the second half of the previous fiscal year, made their first full contribution to sales in the interim period under review. Solid sales were also recorded for the *Healthy Econa* series for gifts. Combined with cooking oils and frying oils already marketed, net sales of food products grew 68.0% from the same period of the previous fiscal year, which was in line with our initial target for the current fiscal year.

Principal new products:

Laurier Super Guard in underwear style (sanitary napkin)
Relief Nursing Care products
Healthy Econa Dressings
Healthy Econa Cooking Oil – For Lower Cholesterol

2) Asia and Oceania

Net sales of consumer products in Asia and Oceania rose 16.7%, while the growth rate in real terms without the positive currency translation effect was 15.1%. Excluding the effect of the consolidation of P.T. Kao Indonesia, whose results were accounted for using the equity method in the previous fiscal year, the consumer products business in Asia and Oceania posted a slight 0.9% decrease.

A recession of the economy and a fall in prices in Taiwan led to a year-on-year decline there. In China, growth of skin care products contributed to an increase in overall sales there. Sales in Thailand increased slightly under the severe price competition. At the same time, healthy sales growth was achieved in Indonesia. The drop in operating income in Taiwan and China led to a decline in operating income in the region.

3) North America and Europe

Net sales of personal care products in North America and Europe grew 19.7 %, while the growth rate in real terms without the positive currency translation effect was 9.4%. In the United States, sales of *ban*, which was acquired in the previous fiscal year, contributed to the growth. In addition, sales of existing category products also grew at The Andrew Jergens Company. After the introduction in May, a very strong sales trend was recorded for *Jergens Naturally Smooth Shave Minimizing Moisturizer* – the first daily moisturizer designed to help women shave less often while it moisturizes. In Europe, Goldwell GmbH, which markets hair care products for beauty salons internationally, increased its sales in line with the initial plan. However, sales at Guhl Ikebana GmbH, which markets premium hair care products, were slightly below the level for the same period of the previous fiscal year. Andrew Jergens recorded healthy growth in operating income, and Goldwell also improved its operating margin.

(2) Cosmetics Business (*Sofina*)

Net sales of cosmetics (*Sofina*) grew at a healthy rate of 3.7%, amounting to 37.3 billion yen. This growth was led by solid performance of *est*, which was launched in October

2000 and is sold exclusively through beauty counseling at department stores, *AUBE* color makeup products such as lipsticks and mascara, and new additions to the *Raycious* foundation series, which have been very well received. Measures to improve profitability in this business, including further cost reduction and efficiency enhancement activities, were implemented. As a result, operating income increased by 1.7 billion yen, and the operating margin was improved as well.

Principal new products:

Raycious Stick Make-Up (foundation)
Grace Sofina foundation
est The Whitening (skin whitening product)

(3) Chemical Products Business

Net sales of chemical products decreased 3.0% to 81.7 billion yen, while declining 5.2% in real terms without the positive currency translation effect. In Japan, Kao sells chemical products to a wide range of industrial customers. During the interim period under review, demand from the majority of industries declined. As a result, net sales to external customers dropped by over 7.0%. Overseas, led by healthy performance of copier and printer toner and related products in Spain and fatty amines in Germany, sales of chemical products to external customers grew by 8.7% from the same period of the previous fiscal year.

Operating income increased 10.5% year-on-year to 9.8 billion yen. The fatty alcohol business in Asia contributed to an increase in operating income, partially offset by the poor performance in the domestic operations.

Financial Condition

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPTEMBER 30	**2001**	2000	Incr./(Dcr.)	**2001**
Operating activities	**68.7**	55.0	13.7	**575.8**
Investing activities	**(17.5)**	(52.7)	35.1	**(147.1)**
Financing activities	**(52.3)**	(30.7)	(21.6)	**(438.3)**
Translation adjustments	**0.9**	2.0	(1.1)	**7.7**
Net increase	**(0.2)**	(26.4)	26.1	**(1.9)**
Cash and cash equivalents	**154.1**	121.6	32.5	**1,291.4**
Total debt	**59.4**	72.0	(12.6)	**497.7**

Net cash provided by operating activities during the interim period ended September 30 increased 13.7 billion yen from the same period of the previous fiscal year, to 68.7 billion yen. Income before income taxes and depreciation and amortization expenses remained at the same level of the previous term. A reduction in accounts receivables and inventories contributed to a decrease in working capital.

Net cash used in investment activities amounted to 17.5 billion yen, as the capital spending in plant and equipment increased from the previous term to 27.2 billion yen, offset by a decrease in short-term investments in the net amount of 11.5 billion yen. Principal capital spending during the period included the production facilities for laundry detergent, cooking oil and copier and printer toner and related products in Japan. The Company also invested in the production facilities for chemical products in Asia and Europe.

Net cash used in financing activities amounted to 52.3 billion yen. The Company continued debt repayments and redemption of corporate bonds. Kao also executed a share redemption totaling approximately 11 million shares of common stock valued at 33.6 billion yen.

As a result of these activities, together with the effect of the newly consolidated subsidiaries amounting to 0.9 billion yen, cash and cash equivalents at the end of the interim period increased by 0.7 billion yen from the balance of March 31, 2001, to

154.1 billion yen. The balance of total debt decreased by 9.9 billion yen from the balance at the end of the previous fiscal year, to 59.4 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2002

The terrorist attacks in the United States were an added blow to a world economy that already was decelerating. At the same time, concern is growing that the Japanese economy will decline further, and more observers project that recovery in the U.S. will be delayed. Under these economic conditions, we have to expect that the market situation will be even more severe in the second half of the current fiscal year. The Company anticipates a further dampening of demand in Japan, greater than initially projected, particularly in the chemical products business.

Kao projects that consolidated net sales for the current fiscal year will rise 2.2% to 840.0 billion yen. We foresee that the domestic market for consumer products will remain sluggish, and therefore, we expect that domestic sales in this business will drop slightly. On the other hand, we expect 16.0% sales growth, including a positive currency translation effect, in the consumer products business overseas, particularly in North America and Europe. As a result, the Company is projecting 2.7% growth overall in the consumer products segment. In its cosmetics (*Sofina*) segment, Kao is expecting sales to remain flat year-on-year in the second half of the term, which would lead overall annual sales to increase slightly. In the chemical products business, the Company expects a decline in domestic sales to be partially offset by growth overseas, resulting in a slight decline in overall sales.

Kao anticipates falling prices to adversely affect domestic sales of consumer products, a decline in sales of chemical products, and an increase in amortization of asset losses for the current fiscal year of the domestic pension plan to be negative factors for operating income. However, the Company will endeavor to overcome these adverse conditions by continuation of its Total Cost Reduction (TCR) activities to reduce operating costs and such efforts as raising efficiency in the use of marketing spending. We therefore project that these efforts combined with earnings growth overseas will result in operating income increasing 2.7% from the previous fiscal year to 110.0 billion yen. Nevertheless,

the Company anticipates that negative factors in non-operating items such as an absence of foreign exchange gains like those recorded in the previous fiscal year and worsening equity in earnings of affiliates will result in a 2.6% year-on-year drop in ordinary income to 109.0 billion yen. At the same time, Kao anticipates a reduction in extraordinary losses will result in net income growing 1.0% to 60.0 billion yen.

The Company plans to continue a share repurchase, up to an annual total of 15 million shares. We project this will result in an increase in net income per share from 96.69 yen to 99.91 yen, a growth rate of 3.3%. Following significant EVA improvement in the previous fiscal year, we will endeavor not only to increase earnings but also to reduce capital charges for further improvement in EVA.

In line with the anticipated improvement in financial performance for the fiscal year ending March 31, 2002, Kao plans to increase the total cash dividends applicable to the year by 2.00 yen per share to 26.00 yen per share as previously announced, including the interim cash dividend of 13.00 yen per share. However, this is subject to the level of net income for the fiscal year.

Please note that this forecast was estimated at the time of release and is subject to future review.

Exhibit A-42

Notice Regarding Purchase of The Company's Stock from the Market

September 21, 2001

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock, it has purchased the company's stock from the market for the purpose of redemption of stock out of profits, as follows:

1) Period during which purchases were made:	From August 24, 2001 to September 20, 2001
2) Number of purchased shares:	5,661,000 shares
3) Total purchase cost of shares:	16,535,735,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on June 28, 2001:

·Kind of shares to be purchased:	Common par value shares
·Total number of shares to be purchased:	Up to 15,000,000 shares
·Total purchase cost of shares:	Up to 50,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of shares purchased after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation: 31,406,000 shares

Exhibit A-43

Notice Regarding Purchase of The Company's Stock from the Market

August 23, 2001

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock, it has purchased the company's stock from the market for the purpose of redemption of stock out of profits, as follows:

1) Period during which purchases were made:	From July 27, 2001 to August 22, 2001
2) Number of purchased shares:	3,615,000 shares
3) Total purchase cost of shares:	10,631,860,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on June 28, 2001:

·Kind of shares to be purchased:	Common par value shares
·Total number of shares to be purchased:	Up to 15,000,000 shares
·Total purchase cost of shares:	Up to 50,000,000,000 yen

2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares

3) Total number of shares purchased after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation: 25,745,000 shares

Exhibit A-44

Notice Regarding Purchase of The Company's Stock from the Market

July 26, 2001

Kao Corporation announced that, pursuant to the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock, it has purchased the company's stock from the market for the purpose of redemption of stock out of profits, as follows:

1) Period during which purchases were made:	From July 3, 2001 to July 25, 2001
2) Number of purchased shares:	2,130,000 shares
3) Total purchase cost of shares:	6,515,420,000 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the meeting of the Board of Directors held on June 28, 2001:
   - Kind of shares to be purchased: Common par value shares
   - Total number of shares to be purchased: Up to 15,000,000 shares
   - Total purchase cost of shares: Up to 50,000,000,000 yen
2) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation: 62,000,000 shares
3) Total number of shares purchased after June 29, 1999, the date when the new article providing for the redemption of shares by purchase was added to the Articles of Incorporation: 22,130,000 shares

Exhibit A-45

Notice Regarding Purchase of The Company's Stock from the Market

July 2, 2001

Kao Corporation announced that, pursuant to Article 210-2 of the Commercial Code, it has purchased the company's stocks from the market for the purpose of allotting them to its directors, as follows:

1) Date of purchase:	June 29, 2001
2) Number of purchased shares:	168,000 shares
3) Total purchase cost of shares:	522,608,438 yen
4) Method of purchase:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding authorization granted at the 95th Annual General Meeting of Shareholders held on June 28, 2001:

·Kind of shares to be purchased:	Common par value shares
·Total number of shares to be purchased:	Up to 168,000 shares
·Total purchase cost of shares:	Up to 1,000,000,000 yen

2) By the purchase effected on the market on June 29, 2001, Kao has finished the purchase pursuant to the decision made at the 95th Annual General Meeting of Shareholders held on June 28, 2001, pursuant to Article 210-2 of the Commercial Code.

Exhibit A-46

Notice Regarding Purchase of The Company's Stock

(Redemption of Stock out of Profits Provided for in the provisions of Article 3 of the Law Concerning Special Rules of the Commercial Code with Respect to the Procedure for Redemption of Stock)

June 28, 2001

Kao Corporation announced that, at the meeting of the Board of Directors held on this date, the Company has decided to purchase its own stock as follows:

1) Kind of shares to be purchased:	Common par value shares
2) Total number of shares to be purchased:	Up to 15,000,000 shares
3) Total purchase cost of shares:	Up to 50,000,000,000 yen

Reference:

1) Total number of shares redeemable by purchase as provided for in the Articles of Incorporation:	62,000,000 shares
2) Total Number of shares purchased after June 29, 1999, the date when the new article providing for the redemption of stock by purchase was added to the Articles of Incorporation:	20,000,000 shares
3) Total number of issued shares: (as of May 31, 2001)	610,826,451 shares
4) Amount of capital: (as of May 31, 2001)	85,408,758,166 yen

Exhibit A-47

May 14, 2001

Clarification of May 12, 2001 News Report

The May 12, 2001 morning edition of the Nihon Keizai Shimbun ran an article that included comments from the president of Kao Corporation regarding purchase of an American company. The article was based on an interview about Kao's global strategy and general interest in overseas investment. There were no comments made about any particular case.

Specific purchase transactions of significance, if any, will be announced by the Company according to the Japanese Security Exchange Laws and Regulations in a timely fashion as appropriate.

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-48

Kao Corporation

News Release April 23, 2001

Kao Corporation Reports Business Results

Tokyo, April 23, 2001 – Kao Corporation today announced its consolidated and nonconsolidated business results for the fiscal year ended March 31, 2001. The data contained below is taken from the financial summary submitted by the Company to the Tokyo Stock Exchange.

1. CONSOLIDATED BASIS

Consolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**821.6**	846.9	(3.0)	**6,631.4**
Operating income	**107.0**	99.1	8.0	**864.4**
Ordinary income	**111.8**	98.0	14.1	**902.9**
Net income	**59.4**	52.1	14.0	**479.6**
Total assets	**783.7**	750.0	4.5	**6,325.7**
Total shareholders' equity	**462.9**	474.9	(2.5)	**3,736.8**
	Yen			U.S. Dollars
Per share:				
Net income	**96.69**	83.45	15.9	**0.78**
Cash dividends	**24.00**	20.00	20.0	**0.19**

	%	
YEAR ENDED MARCH 31	**2001**	2000
Operating margin	13.0	11.7
Net income to total shareholders' equity (ROE)	12.7	11.3

Consolidated Financial Highlights on a Like-for-like Basis (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**851.8**	846.9	0.6	**6,874.6**
Operating income	**107.9**	99.1	8.9	**871.5**

Notes: Like-for-like basis excludes both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas sales related to translation of local currencies to the Japanese yen.

Consolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 860.0 billion yen (US$6,941.1 million) in net sales, 108.0 billion yen (US$871.7 million) in ordinary income and 62.0 billion yen (US$500.4 million) in net income. Net income per share is expected to be 101.78 yen (US$0.82).

Kao Corporation

News Release April 23, 2001

Consolidated Segment Information by Industry (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2001**	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Consumer Products	**607.8**	632.4	(3.9)	(0.3)	**86.1**	82.1	4.0
Cosmetics (*Sofina*)	**72.5**	70.8	2.4	2.4	**2.8**	2.1	0.7
Chemical Products	**167.8**	172.4	(2.6)	1.8	**17.7**	14.7	3.0
Corporate/Eliminations	**(26.6)**	(28.7)	-	-	**0.4**	0.1	0.3

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2001**	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Consumer Products	**4,905.8**	5,104.3	(3.9)	(0.3)	**695.0**	662.7	32.3
Cosmetics (*Sofina*)	**585.8**	572.1	2.4	2.4	**22.8**	17.7	5.1
Chemical Products	**1,355.1**	1,391.5	(2.6)	1.8	**143.0**	118.9	24.1
Corporate/Eliminations	**(215.2)**	(232.4)	-	-	**3.6**	1.2	2.4

Notes: Like-for-like growth rates exclude both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas sales related to translation of local currencies to the Japanese yen.

Consolidated Geographic Segment Information (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2001**	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Japan	**655.4**	673.4	(2.7)	(0.9)	**94.3**	91.7	2.6
Asia	**84.1**	86.1	(2.4)	3.8	**6.8**	3.9	2.9
Europe and Americas	**105.2**	111.0	(5.2)	7.4	**5.9**	3.4	2.5
Corporate/Eliminations	**(23.2)**	(23.7)	-	-	**0.0**	0.1	(0.1)

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2001**	2000	% change	Like-for-like	**2001**	2000	Incr./(Dcr.)
Japan	**5,290.3**	5,435.5	(2.7)	(0.9)	**761.3**	740.2	21.1
Asia	**679.1**	695.5	(2.4)	3.8	**54.9**	31.6	23.3
Europe and Americas	**849.8**	896.2	(5.2)	7.4	**47.7**	27.9	19.8
Corporate/Eliminations	**(187.8)**	(191.7)	-	-	**0.5**	0.8	(0.3)

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2001, of yen 123.90=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude both the effect of the new consolidation of the domestic consumer products sales company and the currency effect on overseas related to translation of local currencies to the Japanese yen.*

Kao Corporation

News Release April 23, 2001

2. NONCONSOLIDATED BASIS

Nonconsolidated Financial Highlights (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	% change	**2001**
Net sales	**660.4**	667.1	(1.0)	**5,330.2**
Operating income	**92.3**	91.0	1.4	**745.1**
Ordinary income	**98.3**	91.7	7.2	**794.1**
Net income	**52.2**	42.5	22.9	**421.6**
Total assets	**707.3**	676.1	4.6	**5,709.0**
Total shareholders' equity	**480.7**	464.4	3.5	**3,880.3**
	Yen			U.S. Dollars
Per share:				
Net income	**84.72**	68.02	24.6	**0.68**
Cash dividends	**24.00**	20.00	20.0	**0.19**

Notes: The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2001, of yen 123.90=US$1, solely for convenience.

Nonconsolidated Forecast for the Fiscal Year Ending March 31, 2002

The forecast for the full fiscal year ending March 31, 2002, is 665.0 billion yen (US$5,367.2 million) in net sales, 97.0 billion yen (US$782.9 million) in ordinary income and 55.0 billion yen (US$443.9 million) in net income.

Please note that consolidated and nonconsolidated forecast data is estimated at the time of release and is subject to future review.

For further information, please contact:
Takashi Matsuzaka
Director, Investor Relations
Tel: 81-3-3660-7101
Fax: 81-3-3660-7103
e-mail: ir@mail.kao.co.jp

Kao Corporation

News Release April 23, 2001

1. MANAGEMENT POLICIES

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Our aim is to achieve profitable growth in spite of the intensifying global competition, and to increase corporate value that will place Kao among the ranks of the world's leading companies.

In the previous fiscal year the Company adopted EVA® (Economic Value Added)* as its primary management measure. We are convinced that long-term, sustainable growth of EVA is not only closely connected to growth in corporate value, it also serves to increase the value of the company for shareholders and all other stakeholders as well.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to achieve continuous increase in per-share dividends of approximately 30% of nonconsolidated net income. In its use of free cash flow, the Company seeks to increase future corporate value primarily through investment in business development and M&A activity, and by undertaking measures, including share redemption, with a long-range point of view and investment efficiency uppermost in mind.

3. Medium- and Long-Term Management Strategies

With consumer products, cosmetics and chemical products as our core businesses, we strive for business growth on the basis of developing and marketing products of excellent value and outstanding performance supported by our unique technologies. And as we work to expand these platforms, we also make efforts to develop lines of businesses in new fields such as health care.

* *EVA is a registered trademark of Stern Stewart & Co.*

Overseas, Kao is expanding operations in the Asian region, which is a growth market, while increasing business activity in the North American market. To achieve these goals we are positively considering further M&A activity and entering into strategic business alliances.

This approach has been adopted to compensate for slowing growth in maturing Japanese markets. At the same time, the Company is continuing its cost savings measures and efforts to raise management efficiency, thus achieving sustained EVA growth.

4. Reform of Management Structure to Enhance Corporate Governance

To strengthen corporate governance and realize high levels of fairness and transparency in management, the Company established an Advisory Committee made up of two external advisors, two senior advisors, the president and a senior managing director. In addition, to promote speedy decision-making and execution, we have taken measures to promote delegation of authority and to enhance the effectiveness of the Board of Directors. We plan to take further steps for reform of the Board.

Furthermore, Kao plans to review its compensation system for directors of the Board to further align the interest of directors with that of shareholders and facilitate an increase in corporate value. Specifically, this will include the introduction of a stock option plan for directors, expansion of the performance-linked portion of compensation, and cessation of future provision of allowance for directors' retirement. In addition, we will also revise the statutory auditors' compensation system, which will discontinue bonuses, while increasing the number of external statutory auditors in order to improve the auditing function.

5. Issues for Management

In the fiscal year under review, the operating environment in Japan remained severe, particularly in the consumer products market as prices continued to fall and competition intensified further. Despite this, the Company achieved earnings growth as a result of

efforts to reduce costs and raise management efficiency. The consolidated operating margin rose to 13.0%, and we are gradually narrowing the gap in profitability between Kao and our global peer companies.

While assuming that the operating environment will continue to be difficult and that competition will remain fierce, Kao will strive to raise corporate value over the long term by prioritizing and effectively investing management resources according to our strategies for mid- and long-term growth.

2. CONSOLIDATED BUSINESS RESULTS

1. Summary of Business Results

Affected by the slowdown in the U.S. economy, the Japanese economy was characterized by signs of a worsening slump in the manufacturing sector. At the same time, sluggish consumer spending and price deflation continued. In the household products and personal care markets, sales volume remained flat while prices continued to drop.

Overseas, Asian economies became more challenging due to the slowdown in the U.S. economy and the recent weak yen. The U.S. economy faced a period of adjustment after a long period of growth, while the European economy experienced solid expansion.

Consolidated net sales for the fiscal year ended March 31, 2001 decreased by 25.2 billion yen to 821.6 billion yen, 3.0% down from the previous fiscal year. The negative currency impact due to the strong yen on overall overseas sales was 18.2 billion yen. In addition, there was a difference in accounting for sales in connection with the new consolidation of a domestic consumer products sales company, resulting in an 11.9 billion yen drop in consolidated net sales. Excluding these two factors, consolidated net sales increased 0.6% from the previous fiscal year.

Although domestic sales of consumer products declined due to falling prices, Kao achieved earnings growth. Operating income for the period grew 8.0% to 107.0 billion

yen. At the parent company, cost reduction measures and decreased depreciation expenses contributed to an increase in operating income, partially offset by a negative impact from price decline and increased pension expenses. As a result, growth in operating income slowed down. Including 0.5 billion yen of operating income from the consolidation of the sales company, domestic operating income increased 2.9% to 94.3 billion yen.

Operating income from overseas operations rose 72.5% to 12.7 billion yen, as profits grew in personal care products in North America and Europe and in chemical products in Asia as well as in North America and Europe.

In addition to the increased operating income noted above, the favorable move in non-operating income/expenses due to foreign exchange gains and the decrease in extraordinary loss related to restructuring compensated for an extraordinary loss related to retirement benefit. As a result, ordinary income rose 14.1% to 111.8 billion yen and net income also climbed 14.0% to 59.4 billion yen.

Moreover, Kao's continuing focus on more effective utilization of assets and the effort to hold down increases in capital charges, including share redemption, led to solid growth in EVA.

Summary of Results by Business Segment

(1) Consumer Products Business

Consumer products sales decreased 3.9% to 607.8 billion yen. In Japan, domestic sales decreased 3.5% year-on-year in nominal terms, while decreased 1.2% from the previous fiscal year in real terms, excluding the effect of the consolidation of the consumer products sales company. Overseas, net sales in a local currency basis grew 3.5% over the previous fiscal year, although the effect of the strong yen led to a decrease in overall net sales. In terms of operating income, domestic and overseas operations achieved a total earnings growth of 4.0 billion yen, amounting to 86.1 billion yen, an increase of 4.9%.

1) Japan

In the consumer products market in Japan, prices continued to move downward, particularly in the second half of the term, and demand in real terms slumped below the level of the previous fiscal year. In this operating environment, sales of consumer products, excluding the effect from the consolidation of the sales company, declined 1.2%. The following table shows the breakdown by category.

Summary of effect of consolidation of the sales company

YEAR ENDED MARCH 31	Billions of yen			% change
	2001		2000	
		Excl. effect		Like-for-like
Personal care products	170.5	174.7	175.2	(0.3%)
Laundry and cleaning products	249.0	254.9	262.1	(2.7%)
Hygiene and others	79.0	80.7	79.4	1.6%
Total	498.6	510.5	516.8	(1.2%)

In terms of operating income, a decrease in selling prices and an increase in marketing expenses contributed negatively. Significant increase in pension expenses also dampened profitability. Nevertheless, favorable natural oil raw material prices and the Company's cost reduction measures and raised operating efficiency, in addition to the decrease in depreciation expenses, led to growth in operating income.

In personal care products in Japan, Kao activated the facial and body cleansers markets by products with a mildly acidic formulation. The launch of new products such as *Bioré Facial Foam Moisture Cream-in* and *Bioré Body Care Foam Moisture Cream-in* also contributed to increased sales. In hair care products, the Company improved and marketed *Essential Damage Care* shampoo/conditioner, which generated solid consumer response. Despite this, an overall drop in market prices caused sales to drop below the level of the previous fiscal year. At the same time, we expanded our share of the hair color market by the addition of *Blauné Aroma Hair Color* launched during the previous fiscal year, and sales increased as a result.

Principal new products:

Bioré Facial Foam Moisture Cream-in (facial cleanser)
Bioré Body Care Foam Moisture Cream-in (body cleanser)
Liese Quick Hair Foam for Straight Hair (hairstyling product)
Lavenus Color Appeal (hair color / hair lightening product)

The laundry and cleaning products category in Japan faced intense competition. In this environment, such new products as *Humming 1/3 Anti-bacterial Plus* fabric softener, *Quickle Wet-type Floor Care Sheets* household cleaning sheets, and *Family Pure Mild-type* dishwashing detergent, were brought to market during the term. Although steady sales growth was posted for *New Beads*, a contraction of the gift market adversely affected sales and contributed to the year-on-year sales decline in laundry detergent. At the same time, exports of household cleaning mop kits and sheets, which are marketed in North America and Europe by S.C. Johnson & Son Inc., decreased significantly due to the transfer to license-based production overseas.

Principal new products:

Attack Sheet-type (laundry detergent)
Quickle Wet-type Floor Care Sheets (household cleaning sheets)
Humming 1/3 Anti-bacterial Plus (fabric softener)
Family Power Gel (dishwashing detergent)
Family Pure Mild-type (dishwashing detergent)

The hygiene and other products category had mixed results. The overall sanitary napkin market shrank due to a decline in the relevant consumer population in Japan, upgrading of product performance that led to less sheets being used, and falling prices. As a result, sales declined from the previous fiscal year. Sales of the Company's disposable baby diapers, *Merries* tape-type and pants-type, declined despite improvements made in product performance, as stiffening price competition and a sharp fall in prices made the environment extremely difficult. On the other hand, there was a slight increase in sales of adult incontinence products, which were spurred by the launch of *Relief Odor-Free Guard*, which uses an original technology to eliminate odors.

In addition, *Healthy Econa Cooking Oil – For Prevention of Fat Deposits*, a unique product that helps prevent fat from accumulating in the body, continued to win widespread support from consumers and contribute greatly to sales. With an eye toward expanding the market for healthy cooking oils, Kao brought out the second product in our *Healthy Econa* series, *Healthy Econa Cooking Oil – For Lower Cholesterol*, which lowers the level of cholesterol in the blood and inhibits the accumulation of fat in the body. The company also launched a series of *Healthy Econa Dressings*.

Principal new products:

Laurier Super Slim Guard (sanitary napkins)
Laurier Dry Cotton Sheet (panty liner)
Healthy Econa Cooking Oil – For Lower Cholesterol
Healthy Econa Dressings

2) Asia and Oceania

Influenced by the economic slowdown in the U.S., the outlook for the Asian economy has become unclear. In the consumer products market, while growth in demand was virtually stagnant, intense competition among global peer companies continued. In addition, new entries into the market by global retailers led to fierce price competition.

In the consumer products business in Asia and Oceania, inventory adjustment at distributors was completed in China. While sales before the currency translation effect achieved a modest growth, sales in yen terms declined slightly.

The Company focused on core brands to strengthen brand power, and consequently, operating income for Asia increased year-on-year in yen terms.

With an eye on trends in the ASEAN Free Trading Area (AFTA), we have established a subsidiary in Thailand as a regional headquarters that will enable us to integrate and upgrade product development, marketing, and utilize optimal production locations in the ASEAN region.

3) North America and Europe

In North America, sales of The Andrew Jergens Company grew slightly. Favorable performance in *Curél* premium skin care and new products in the *Jergens* lotions lineup contributed as growth drivers, which were offset by a continuing decrease in sales of pore cleansing strip products. To build a stronger base in the skin care products business, we acquired *ban**, antiperspirant/deodorant brand in the United States. Andrew Jergens achieved healthy growth in operating income as a result of a strong performance by premium-priced products and more effective control of fixed expenses.

In Europe, Goldwell GmbH, which markets hair care products for beauty salons internationally, and Guhl Ikebana, which markets premium hair care products, both posted healthy sales growth. The effect of restructuring at Goldwell bolstered steady growth in operating income.

(2) Cosmetics Business (*Sofina*)

Sales of cosmetics (*Sofina*) were 72.5 billion yen, an increase of 2.4%. The prestige cosmetics market is recovering slowly from a major contraction, remaining flat throughout the year.

In these general market conditions, we brought out *est*, a new brand for exclusive marketing through department store channels in the basic skin care category. This product embodies unique superior technology based on dermatological research promoted by *Sofina*. New items were also added to the *Raycious* foundation series. Along with *Finefit*, this new introduction bolstered foundation sales, which increased over the level of the previous term. Although sales in the first half of the term decreased year-on-year due to our effort to streamline inventories at retailers, we achieved significant growth in the second half of the fiscal year under review.

Operating income improved to 2.8 billion yen despite the expenses related to the retail destocking measures and due to an increase in pension expenses.

**Japan is not included in the agreement for the acquisition of the* ban *brand.*

Principal new products:

Sofina Very Very Powdery Pore Care (sebum care product)
est special care and daily care products (basic skin care)
Raycious Liquid Make-up (liquid foundation)
AUBE Rouge Livelish (lipstick)

(3) Chemical Products Business

Chemical products sales decreased 2.6% to 167.8 billion yen. Operating income rose 2.9 billion yen, or 20.2%, to 17.7 billion yen. Although negative currency translations impacted both sales and operating income for overseas operations, on a local currency basis, sales grew 9.1%, and operating income rose 59.6% as well. Key growth drivers included fatty chemicals in Asia and such specialty chemicals as copier and printer toner and related products, and aroma chemicals in the United States, Europe and Japan.

1) Japan

The effects of sluggish economic conditions in Japan since last summer, and a drop in exports due to a slowdown of the Asian economies, led to a drop in the parent company's sales.

Operating income grew, benefited from continuous favorable prices of raw materials for fatty chemicals and streamlined production, in spite of price increases in certain raw materials due to higher petroleum costs.

2) Asia

In Taiwan, sales decreased due to the transfer of part of production abroad. However, healthy growth in sales was recorded in the other Asian countries, particularly in Malaysia and the Philippines, where sales of fatty alcohols were brisk.

Led by the strong performance in fatty alcohols in Malaysia and the Philippines, and

boosted by lower costs of raw materials, operating income increased significantly.

3) North America and Europe

Robust sales growth continued on the back of strong performances in copier and printer toner and related products in the United States, fatty amines in Germany, and aroma chemicals and copier and printer toner and related products in Spain.

Healthy growth in Germany and Spain was a primary factor in a surge in operating income.

Financial Condition

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2001**	2000	Incr./(Dcr.)	**2001**
Operating activities	**122.9**	157.6	(34.7)	**992.3**
Investing activities	**(67.3)**	(41.4)	(25.9)	**(543.8)**
Financing activities	**(52.1)**	(61.5)	9.4	**(420.7)**
Translation adjustments	**1.9**	(4.0)	5.9	**15.8**
Net increase	**5.4**	50.5	(45.1)	**43.7**
Cash and cash equivalents	**153.4**	147.9	5.5	**1,238.4**
Total debt	**69.4**	78.0	(8.6)	**560.2**

Net cash provided by operating activities during the fiscal year ended March 31, 2001 decreased from the previous fiscal year. Although income before income taxes and minority interests increased, higher tax payments and a decrease in depreciation expenses led to a decline in net cash provided by operating activities.

Net cash used in investment activities increased primarily as a result of the acquisition of the *ban* antiperspirant/deodorant brand, which is sold mainly in North America, and increased purchases of short-term securities as part of investment of excess cash. Principal capital spending in plant and equipment included production facilities for laundry detergent and new products such as cooking oil, and the plant relocation in Japan.

Due to the redemption of corporate bonds, as of the fiscal year-end, Kao's total interest-bearing debt decreased by 8.6 billion yen from the end of the previous fiscal year to 69.4 billion yen. In addition, as part of its policy to enhance shareholders' returns, the Company executed share redemption totaling 10 million shares of common stock valued at 28.6 billion yen.

As a result of the above, cash and cash equivalents at the end of the period increased by 5.4 billion yen year-on-year to 153.4 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2002

In the consumer products market in Japan, Kao anticipates that consumer spending will remain sluggish, which means no growth in sales volume can be expected, and we project that prices will fall below the level of the fiscal year just ended. In view of this, we are forecasting that the challenging operating environment will continue. In the shrinking market, the Company will strive to further develop and reinforce new businesses, including cooking oil, in the health care field. In a parallel move, the Company will undertake measures to increase the value of its brands by improving existing products and developing and launching new products that meet new consumer needs. These efforts will help lead to a slight sales increase from the level of the fiscal year under review. To continue to achieve earnings growth, the Company also intends to continue its efforts to reduce costs, effectively control expenses, and enhance profitability as a management priority.

In the overseas consumer products business, with favorable foreign exchange rates, we expect sales to exceed the level of the fiscal year under review, and we project growth in operating income.

Although the Company expects competition to become even more intense in markets throughout Asia, it intends to focus on core brands and foster greater brand power that will lead to growth in sales.

In North America and Europe, Kao will target growth in the skin care business in North America and the hair care business in Europe. By concentrating on core brands, reducing costs, and raising management efficiency, the Company expects to achieve earnings growth in Asia as well as North America and Europe.

In the chemical products business, we project the operating environment in Japan to continue to be challenging, and that sales will decline slightly. Overseas, the Company projects that favorable foreign exchange rates will lead to a sales increase from the level of the fiscal year under review. Overall, while we are projecting increased sales in the chemical products business, we anticipate that operating income, which rose significantly in the fiscal year just ended, will remain flat.

Absent foreign exchange gains, which contributed to improved non-operating income/expenses in the fiscal year just ended, the Company projects ordinary profit for the current fiscal year to decrease slightly. However, we project continued growth in net income for the current fiscal year due to the elimination of major extraordinary losses.

In view of the above, we forecast that consolidated net sales for the fiscal year ending March 31, 2002 will rise to 860.0 billion yen, while ordinary profit will decrease to 108.0 billion yen and net income will grow to 62.0 billion yen.

We achieved significant annual EVA improvement in the fiscal year just ended. We will endeavor to achieve earnings growth, which will lead to further annual improvement in EVA.

In line with the anticipated improvement in financial performance for the fiscal year ending March 31, 2002, we plan to increase both interim and year-end cash dividends by 1.00 yen per share to 13.00 yen per share and the total annual cash dividend applicable to the year by 2.00 yen per share to 26.00 yen per share.

Please note that this forecast was estimated at the time of release and is subject to future review.

Exhibit A-49

Notice

Regarding Purchase of the Company's Shares from the Market to Provide Stock Options to Directors under Article 210-2 of the Commercial Code

The Company hereby notifies you that the meeting of its board of directors held on April 23, 2001 passed a resolution that the Company will introduce a stock option system (the "Stock Option System") to its directors. Pursuant to Article 210-2 of the Commercial Code, the Company will purchase some of its issued shares from the market and allot them to its directors under the terms and conditions of the Stock Option System.

1. Reason for Introducing the Stock Option System

   For the purpose of having the directors share interests with the shareholders to increase the value of the Company.

2. Summary of the Material Terms of the Stock Option System

   (1) The individuals who are entitled to the right of stock options under the Stock Option System (the "Options") are the directors in office at the close of the ordinary general annual meeting of shareholders scheduled to be held on June 28, 2001 (the "Eligible Directors").

   (2) The subject shares under the Stock Option System (the "Shares") are par-value shares of common stock of the Company.

   (3) The number of Shares to be allotted to the Stock Option System is up to 168,000. In the event that the Shares are split or consolidated, the number of the Shares shall be adjusted proportionately in accordance with the ratio of the stock split or consolidation.

   (4) The Options will be granted to the Eligible Directors at an exercise price equal to (i) 1.05 multiples the average of the daily closing prices of the Company's stock traded at the Tokyo Stock Exchange during the calendar month prior to the grant of the Options; or (ii) the closing price of the Company's stock traded at the Tokyo Stock Exchange on the date when the Options are granted, whichever is higher (the "Exercise Price"). Any amount less than one (1) yen will be rounded up.

   The Exercise Price shall be adjusted in accordance with the following formula in the event that after the Options are granted, the Company issues new stocks at a price below the market price (excluding stocks acquired by exercising the right to convert convertible bonds or by exercising warrants):

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Subscription price for new shares}}{\text{Market Price}}}{\text{Number of previously issued shares} + \text{Number of newly issued shares}}$$

Furthermore, if the Company's stock is split or consolidated, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any amount less than one (1) yen shall be rounded up.

(5) The Eligible Directors who hold Options may exercise their respective rights of Options only during the period of July 28, 2003 through July 25, 2008.

(6) Conditions for Exercising the Options

① The Eligible Director who holds Options may exercise his rights of Options in accordance with a stock option grant contract between the Director and the Company (the "Contract") even after he has left the office of director.

② In the event that the Eligible Director who holds Options is deceased, his heir may exercise the rights of Options in accordance with the Contract.

③ The Options are not transferable and no security interest can be created thereon.

④ The other conditions provided in the Contract have to be met.

3. Particulars of the Shares To Be Purchased by the Company

(1) The Shares to be purchased by the Company are par-value shares of common stock traded at the Tokyo Stock Exchange.

(2) The total number of the Shares to be purchased by the Company is up to 168,000 Shares (approximately 0.028% of the total issued and outstanding shares of the Company).

(3) The aggregate prices of the Shares to be purchased by the Company shall be no more than one (1) billion Yen.

*The above resolution is subject to shareholder approval at the 95th ordinary general annual meeting of shareholders, scheduled to be held on June 28, 2001.

Exhibit B-1

Exhibit B-1

03 JUL 29 7:21

English Summary of the
Annual Business Report to Shareholders
Kao Corporation
April 1, 2002 – March 31, 2003

Future Operational Strategies

Kao plans to continue to maintain an "offensive posture" that is aggressive and daring, focusing on the following strategies in order to achieve profitable growth:

(1) Expand market share of core brands

(2) Develop new products that will create new markets by looking at matters from the consumer's perspective

(3) Expand and strengthen overseas operations

(4) Reform management systems and strengthen corporate governance

Breakdown of Net Sales
For the year ended March 31, 2003

(unit: billions of yen)

Consumer products	**646.4**	**74.7%**
Japan:		
Personal care products	165.5	
Fabric and home care products	248.9	
Feminine care, baby care and other products	86.2	
Total:	500.8	
Asia/Oceania	64.1	
America/Europe	87.5	
Eliminations	(6.1)	
Prestige cosmetics	**75.8**	**8.8%**
Chemical products	**143.0**	**16.5%**
Japan	101.9	
Asia/Oceania	38.3	
America/Europe	51.2	
Eliminations	(48.5)	
Total net sales	**865.2**	**100.0%**

Summary of Financial Results

Consolidated Balance Sheet

(unit: billions of yen)

Assets	As of March 31, 2003	As of March 31, 2002
Current assets	**276.0**	**352.7**
Cash and time deposits	36.2	26.6
Notes and accounts receivable	94.9	103.7
Marketable securities	46.2	129.4
Inventories	70.9	67.2
Other	27.6	25.6
Fixed assets	**444.7**	**419.2**
Property, plant and equipment	**275.4**	**295.5**
Buildings and structures	93.5	99.7
Machinery and equipment	91.5	100.1
Land	69.3	76.3
Other	21.0	19.2
Intangible assets	**104.1**	**53.1**
Investments and other assets	**65.1**	**70.4**
Deferred assets	**0.1**	**0.1**
Total assets	**720.8**	**772.1**

Total assets decreased by ¥51.2 billion compared to the previous fiscal year end, mainly due to a decrease in current assets. A decrease in both marketable securities held for short-term investment purposes as well as a decrease in trade receivables were the main reasons for the decrease in current assets. Fixed assets increased due to an increase in goodwill and trademarks as a result of our acquisition of John Frieda Professional Hair Care, Inc.

Consolidated Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of March 31, 2003	As of March 31, 2002
Current liabilities	**201.8**	**214.6**
Accounts payable	60.5	68.0
Other payable	18.0	23.5
Accrued expenses	61.0	60.2
Other	62.2	62.8
Long-term liabilities	**79.3**	**75.0**
Bonds and long-term debt	35.6	36.6
Other	43.7	38.3
Total liabilities	**281.2**	**289.6**
Minority interests	**22.5**	**22.7**
Common stock	**85.4**	**85.4**
Capital surplus	**108.8**	**108.8**
Retained earnings	**355.8**	**309.8**
Unrealized gain on available-for-sale securities	**1.7**	**2.5**
Foreign currency translation adjustments	**(30.4)**	**(22.7)**
Treasury stock at cost	**(104.3)**	**(24.1)**
Total shareholders' equity	**417.0**	**459.7**
Total liabilities, minority interests and shareholders' equity	**720.8**	**772.1**

Note:

1. Accumulated depreciation of property, plant and equipment:
   As of March 31, 2003: ¥755.2 billion
   As of March 31, 2002: ¥735.0 billion
2. As a result of revisions made to accounting rules concerning consolidated financial statements, the line item referred to as "additional paid-in capital" in our consolidated balance sheet as of March 31, 2002 is now referred to as "capital surplus."

Liabilities decreased due to a decrease in trade payables and other payables, as well as redemptions of bonds and repayments of loans. Shareholders' equity decreased due to the repurchase of ¥80.3 billion of treasury stock during the year ended March 31, 2003. Return on equity was 14.2% and the equity ratio was 57.9%.

Consolidated Income Statement

(unit: billions of yen)

Item	Year ended March 31, 2003	Year ended March 31, 2002
Net sales	**865.2**	**839.0**
Cost of sales	365.5	361.4
Selling, general and administrative expenses	384.7	365.8
Operating income	**114.9**	**111.7**
Other income (expense)	2.5	1.8
Ordinary income	**117.4**	**113.5**
Extraordinary income (expense)	(4.9)	(5.6)
Income before income taxes and minority interests	**112.5**	**107.9**
Income taxes	47.6	45.7
Minority interests	2.4	1.8
Net income	**62.4**	**60.2**

Note:
Net income per share: this fiscal year: ¥108.05
previous fiscal year: ¥100.43

- 76 consolidated subsidiaries, 10 subsidiaries and affiliates accounted for by the equity method
- growth rate compared to previous fiscal year:
  - net sales: 3.1% (1.9% excluding currency translation effect on overseas net sales)
  - operating income: 2.9%
  - ordinary income: 3.4%
  - net income: 3.6%
- The proportion of net sales attributable to overseas net sales was 26.1%, a 1.7 percentage point increase compared to the previous fiscal year.

Operating income increased despite an increase in selling, general and administrative expenses due to a larger increase in net sales and cost reduction measures that led to an improvement in the cost of sales ratio. Ordinary and net income increased as well. Net income per share also increased as a result of the increase in net income and the repurchase of treasury stock.

Consolidated Cash Flow Statement

(unit: billions of yen)

Item	Year ended March 31, 2003	Year ended March 31, 2002
Net cash provided by operating activities	**134.1**	**130.9**
Income before income taxes and minority interests	112.5	107.9
Depreciation and amortization	58.3	58.4
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(1.2)	0.8
Change in trade receivables	11.8	3.7
Change in inventories	(1.3)	6.4
Change in trade payables	(8.8)	(4.3)
Change in liability for retirement benefits	8.3	8.2
Income taxes paid	(53.1)	(56.1)
Other, net	7.6	5.7
Net cash used in investing activities	**(77.5)**	**(77.6)**
Purchase of property, plant and equipment	(43.3)	(52.4)
Increase in intangible assets	(46.1)	(3.1)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	**(13.5)**	—
Other	**25.4**	**(22.0)**
Net cash used in financing activities	**(104.1)**	**(86.2)**
(Decrease) in bonds and loans	(6.8)	(15.0)
Purchase of treasury stock	(80.3)	(57.5)
Payment of cash dividends	(17.0)	(15.5)
Other	—	1.9
Translation adjustments on cash and cash equivalents	**(2.6)**	**3.4**
Net increase (decrease) in cash and cash equivalents	**(50.2)**	**(29.5)**
Cash and cash equivalents, beginning of year	**124.9**	**153.4**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0.9**	**0.9**
Cash and cash equivalents, end of year	**75.6**	**124.9**

While we continued to have a healthy amount of net cash provided by operating activities, cash and cash equivalents decreased by ¥49.2 billion from March 31, 2002 to March 31, 2003, due to such factors as the acquisition of John Frieda Professional Hair Care, Inc. and repurchases of treasury stock in order to return funds to shareholders and improve our effective use of capital.

New Products:

- Healthya Green Tea
- Attack with bleach

Kao News:

- Kao receives awards for Econa Healthy Mayonnaise
- Wakayama Office receives award for cutting-edge, environmentally friendly manufacturing processes

Other:

- List of top ten shareholders

Homepage: *http://www.kao.co.jp*

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)

In addition to the above, the English-language Annual Report for the fiscal year ended March 31, 2003 found at Exhibit A-1 contains other detailed information included in the Annual Business Report.

Exhibit B-2

Exhibit B-2

(English Summary)

To Our Shareholders

Kao Corporation – Interim Business Report

April 1, 2002 – September 30, 2002

Maintaining an "Offensive Posture" to Achieve Further Growth and Development

Interim Financial Results

In the interim period ended September 30, 2002, the effects of the slowdown of the U.S. economy led to global economic stagnation. In Japan, even though such indices as those for exports and production in the early part of the period could be taken as signs of recovery, anxiety for the future as well as difficulties such as non-performing loans and falling stock prices persisted, and the economy remained in the doldrums.

Under the aforementioned management environment, consolidated net sales rose to ¥434.9 billion, a 3.2% increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of ¥8.0 billion due to the weaker yen, the growth rate would have been 1.3%. In Japan, despite the adverse effects of a sluggish market and declining prices, aggressive marketing measures led to a rise in consumer product sales. In our chemical products business, although demand was strong for export products, a slump in the domestic market affected the business. Overseas, with the exception of certain areas such as Taiwan, healthy sales growth was posted overall in both consumer products and chemical products.

Consolidated operating income rose to ¥61.5 billion, an increase of 7.4% from the previous interim period. Domestically, despite declining sales prices and sluggish demand, operating income rose by ¥3.4 billion to ¥53.0 billion due to increased sales of consumer products, cost reductions, cost-effective operation and reduced depreciation expenses. In the Company's overseas business operations, increased profits from consumer products and chemical products in North America and Europe contributed to operating income, rising by 3.7% to ¥8.2 billion.

Consolidated ordinary income was ¥62.6 billion, a rise of 8.8%, from the previous interim period. Consolidated net income also increased by 6.0% to ¥33.2 billion.

Growth of 10.1% was achieved in consolidated net income per share, which rose to ¥56.99 per share, as net income for the interim period improved and the Company repurchased 12.53 million of its shares from the market. As planned early this fiscal year, the interim cash dividend will increase from the same period of the previous fiscal year by ¥2.00 per share to ¥15.00 per share.

Future Operational Strategies

As seen above, despite the poor economic conditions both domestically and abroad, Kao's operating results were good, in line with our original projections. Kao plans to maintain an "offensive posture" that is aggressive and daring, and to execute forcefully the following strategies:

(1) Make Core Brands Even Stronger

Kao continually makes improvements to its core brands, such as its *Attack* detergent, through listening to consumers. Such improvements include multiple, thorough product overhauls, reinforcement of marketing and sales strategies and revision of packaging.

Kao is also continuing to grow and develop a number of new core brands, such as its *Healthy Econa* series of products.

(2) Develop New Products That Will Create New Markets

Kao will continue to devote resources to developing new products that will create new product markets, by taking the perspective of consumers.

(3) Expand and Strengthen Overseas Operations

During a time of domestic economic stagnation, expanding and strengthening overseas operations is vital for Kao's future growth strategies.

In Asia, in order to adapt to changes in the business environment, Kao took measures to optimize its regional manufacturing systems and strengthen management systems in Taiwan and the ASEAN region, as well as to concentrate management resources in core brands. In addition, in the summer, Kao established a holding company with U.S.$30 million in capital in Shanghai to support the expansion of operations in China.

In the United States, Kao focused its resources in skin care products such as *Naturally Smooth*, a product that The Andrew Jergens Company launched in the previous fiscal year. In September, Kao acquired John Frieda Professional Hair Care, Inc., which markets premium hair care products.

With respect to Goldwell GmbH, which has developed a hair care business targeted at hair salon mainly in Europe and the United States, it has launched a global strategy covering Japan, the United States and Europe through the establishment of Goldwell Japan Co., Ltd.

Breakdown of Net Sales
For the six months ended September 30, 2002

(unit: billions of yen)

Consumer products	**324.8**	**74.7%**
Japan:		
Personal care products	84.5	
Laundry and cleaning products	126.8	
Sanitary products	41.8	
Total:	253.2	
Asia/Oceania	32.2	
America/Europe	42.5	
Eliminations	(3.2)	
Cosmetics (Sofina)	**38.1**	**8.8%**
Chemical products	**71.9**	**16.5%**
Japan	50.2	
Asia/Oceania	19.2	
America/Europe	26.3	
Eliminations	(23.8)	
Total net sales	**434.9**	**100.0%**

Summary of Financial Results

Consolidated Interim Balance Sheet

(unit: billions of yen)

Assets	**As of September 30, 2002**	**As of March 31, 2002**
Current assets	**290.7**	**352.7**
Cash and time deposits	41.1	26.6
Notes and accounts receivable	97.0	103.7
Marketable securities	56.8	129.4
Inventories	69.4	67.2
Other	26.2	25.6
Fixed assets	**457.6**	**419.2**
Property, plant and equipment	**285.4**	**295.5**
Buildings and structures	97.5	99.7
Machinery and equipment	95.0	100.1
Land	76.1	76.3
Other	16.6	19.2
Intangible assets	**106.9**	**53.1**
Investments and other assets	**65.1**	**70.4**
Deferred assets	**0.1**	**0.1**
Total assets	**748.4**	**772.1**

While fixed assets increased due to such factors as the goodwill and trademarks acquired in the acquisition of John Frieda Professional Hair Care, Inc. of the United States, total assets decreased by ¥23.6 billion compared to the end of the most recently concluded fiscal year due to a decrease in current assets caused by a decrease in both marketable securities held for short-term investment purposes as well as accounts receivable.

Consolidated Interim Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of September 30, 2002	As of March 31, 2002
Current liabilities	**202.7**	**214.6**
Notes and accounts payable	63.9	68.0
Other payable	16.3	23.5
Accrued expenses	57.4	60.2
Other	64.9	62.8
Long-term liabilities	**81.0**	**75.0**
Bonds and long-term debt	35.6	36.6
Other	45.3	38.3
Total liabilities	**283.7**	**289.6**
Minority interests	**22.1**	**22.7**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**108.8**	**108.8**
Retained earnings	**335.3**	**309.8**
Unrealized gain on available-for-sale securities	**3.4**	**2.5**
Foreign currency translation adjustments	**(31.2)**	**(22.7)**
Treasury stock at cost	**(59.2)**	**(24.1)**
Total shareholders' equity	**442.5**	**459.7**
Total liabilities, minority interests and shareholders' equity	**748.4**	**772.1**

Note:

1. Accumulated depreciation of property, plant and equipment:
   As of September 30, 2002: ¥745.4 billion
   As of March 31, 2002: ¥735.0 billion

Liabilities decreased due to decreases in notes and accounts payable and other payable. The total amount outstanding of bonds and loans, including short-term ones, at the end of this interim period was ¥52.4 billion, ¥3.4 billion less than at the end of the most recently concluded fiscal year. Shareholders' equity decreased due to such factors as the purchase of ¥35.2 billion of treasury stock, but the equity ratio remained high at 59.1%.

Consolidated Interim Income Statement

(unit: billions of yen)

Item	Six months ended September 30, 2002	Six months ended September 30, 2001
Net sales	**434.9**	**421.5**
Cost of sales	182.3	180.9
Selling, general and administrative expenses	190.9	183.2
Operating income	**61.5**	**57.3**
Other income (expense)	1.0	0.2
Ordinary income	**62.6**	**57.6**
Extraordinary income (expense)	(2.0)	(1.5)
Interim income before income taxes and minority interests	**60.5**	**56.0**
Income taxes	25.9	23.8
Minority interests	1.3	0.7
Interim net income	**33.2**	**31.4**

Note:
Interim net income per share: this interim period: ¥56.99
previous interim period: ¥51.78

- 77 consolidated subsidiaries, 11 subsidiaries and affiliates accounted for by the equity method
- growth rate compared to previous interim period:
  - net sales: 3.2% (1.3% excluding currency translation effect on overseas net sales)
  - operating income: 7.4%
  - ordinary income: 8.8%
  - interim net income: 6.0%
- The proportion of net sales attributable to overseas net sales was 26.0%, a 2.3 percentage points increase compared to the interim period last year.

Operating income increased due to an increase in net sales, cost reductions and cost-effective operations. Ordinary income and interim net income also increased. Interim net income per share increased due to purchases of treasury shares from the market as well as an increase in interim net income.

Consolidated Interim Cash Flow Statement

(unit: billions of yen)

Item	**Six months ended September 30, 2002**	**Six months ended September 30, 2001**
Net cash provided by operating activities	**66.7**	**68.7**
Interim income before income taxes and minority interests	60.5	56.0
Depreciation and amortization	27.7	27.8
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(0.6)	0.6
Change in trade receivables	9.1	4.2
Change in inventories	(0.2)	2.0
Change in trade payables	(5.4)	(0.4)
Change in liability for retirement benefits	7.4	4.8
Income taxes paid	(27.7)	(29.2)
Other, net	(4.0)	2.8
Net cash used in investing activities	**(74.8)**	**(17.5)**
Purchase of property, plant and equipment	(24.3)	(27.2)
Increase in intangible assets	(42.8)	(0.7)
Acquisition of newly consolidated subsidiaries	(13.9)	--
Change in other investments	6.4	10.4
Net cash used in financing activities	**(46.7)**	**(52.3)**
(Decrease) in bonds and loans	(3.0)	(10.4)
Purchase of treasury stock	(35.2)	(34.1)
Payment of cash dividends	(8.4)	(7.7)
Translation adjustments on cash and cash equivalents	**(1.8)**	**0.9**
Net (decrease) in cash and cash equivalents	**(56.5)**	**(0.2)**
Cash and cash equivalents, beginning of period	**124.9**	**153.4**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	**0.9**	**0.9**
Cash and cash equivalents, end of period	**69.3**	**154.1**

Net cash provided by operating activities increased, but cash and cash equivalents decreased by ¥55.5 billion compared to the beginning of the period due to:

- with respect to investing activities, the acquisition of John Frieda, and
- with respect to financing activities, continued repurchases of treasury stock from the market in order to return funds to shareholders, further improving our effective use of capital.

New Products:

- *Healthy Econa Mayonnaise Type*
- *Kao Sofina Rise*

Homepage: http://www.kao.co.jp

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)

Exhibit B-3

Exhibit B-3

English Summary of the
Annual Business Report to Shareholders
Kao Corporation
April 1, 2001 – March 31, 2002

Future Operational Strategies

Despite the weak domestic economy, Kao plans to maintain an "offensive posture" that is aggressive and daring, focusing on the following strategies in order to achieve profitable growth:

(1) Expand market share of and concentrate management resources on core brands

(2) Develop new products that will create new markets, drawing on its marketing capabilities based on consumers' perspectives, as well as its proprietary technology development capabilities

(3) Expand and strengthen overseas operations

(4) Reform management systems and strengthen corporate governance

Breakdown of Net Sales
For the year ended March 31, 2002

(unit: billions of yen)

Consumer products	**626.0**	**74.6%**
Japan:		
Personal care products	166.8	
Laundry and cleaning products	246.7	
Sanitary products	82.2	
Total:	495.8	
Asia/Oceania	59.3	
America/Europe	76.1	
Eliminations	(5.3)	
Cosmetics (Sofina)	**74.1**	**8.8%**
Chemical products	**138.8**	**16.6%**
Japan	98.4	
Asia/Oceania	35.1	
America/Europe	46.8	
Eliminations	(41.6)	
Total net sales	**839.0**	**100.0%**

Summary of Financial Results

Consolidated Balance Sheet

(unit: billions of yen)

Assets	As of March 31, 2002	As of March 31, 2001
Current assets	**352.7**	**366.2**
Cash and time deposits	26.6	16.6
Notes and accounts receivable	103.7	103.5
Marketable securities	129.4	149.6
Inventories	67.2	69.9
Other	25.6	26.5
Fixed assets	**419.2**	**417.4**
Property, plant and equipment	**295.5**	**297.9**
Buildings and structures	99.7	101.5
Machinery and equipment	100.1	97.7
Land	76.3	76.5
Other	19.2	22.2
Intangible assets	**53.1**	**57.3**
Investments and other assets	**70.4**	**62.1**
Deferred assets	**0.1**	**0.0**
Total assets	**772.1**	**783.7**

Total assets decreased by ¥11.6 billion compared to the previous fiscal year end, mainly due to a decrease in current assets. A decrease in both marketable securities held for short-term investment purposes as well as a decrease in inventory were the main reasons for the decrease in current assets. Including marketable securities, we have adequate funds on hand. Fixed assets remained roughly unchanged compared to the previous fiscal year end. The rate of return on total assets increased.

Consolidated Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	**As of March 31, 2002**	**As of March 31, 2001**
Current liabilities	**214.6**	**230.5**
Accounts payable	68.0	70.7
Other payable	23.5	27.8
Accrued expenses	60.2	62.2
Other	62.8	69.6
Long-term liabilities	**75.0**	**69.4**
Bonds and long-term debt	36.6	43.1
Other	38.3	26.3
Total liabilities	**289.6**	**300.0**
Minority interests	**22.7**	**20.7**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**108.8**	**108.8**
Retained earnings	**309.8**	**298.6**
Unrealized gain on available-for-sale securities	**2.5**	**6.0**
Foreign currency translation adjustments	**(22.7)**	**(35.6)**
Treasury stock at cost	**(24.1)**	**(0.4)**
Total shareholders' equity	**459.7**	**462.9**
Total liabilities, minority interests and shareholders' equity	**772.1**	**783.7**

Note:

1. Accumulated depreciation of property, plant and equipment:
   As of March 31, 2002: ¥735.0 billion
   As of March 31, 2001: ¥704.7 billion

Liabilities decreased due to redemptions of bonds and repayments of loans. Shareholders' equity decreased due to repurchases of treasury stock, but the equity ratio remained high at 59.5%.

Consolidated Income Statement

(unit: billions of yen)

Item	**Year ended March 31, 2002**	**Year ended March 31, 2001**
Net sales	**839.0**	**821.6**
Cost of sales	361.4	363.1
Selling, general and administrative expenses	365.8	351.4
Operating income	**111.7**	**107.0**
Other income (expense)	1.8	4.7
Ordinary income	**113.5**	**111.8**
Extraordinary income (expense)	(5.6)	(9.9)
Income before income taxes and minority interests	**107.9**	**101.8**
Income taxes	45.7	41.1
Minority interests	1.8	1.2
Net income	**60.2**	**59.4**

Note:
Net income per share: this fiscal year: ¥100.43
previous fiscal year: ¥96.69

- 67 consolidated subsidiaries, 19 subsidiaries and affiliates accounted for by the equity method
- growth rate compared to previous fiscal year:
  - net sales: 2.1% (0.2% excluding currency translation effect on overseas net sales)
  - operating income: 4.3%
  - ordinary income: 1.5%
  - net income: 1.4%
- The proportion of net sales attributable to overseas net sales was 24.4%, a 2.6 percentage points increase compared to the previous fiscal year.

Operating income increased due to an increase in net sales and cost reduction measures. These factors more than offset the increase in selling, general and administrative expenses. Ordinary and net income increased as well, enabling Kao to record its largest profits ever.

Consolidated Cash Flow Statement

(unit: billions of yen)

Item	Year ended March 31, 2002	Year ended March 31, 2001
Net cash provided by operating activities	**130.9**	**122.9**
Income before income taxes and minority interests	107.9	101.8
Depreciation and amortization	58.4	58.8
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	0.8	(1.1)
Change in trade receivables	3.7	(6.3)
Change in inventories	6.4	(0.9)
Change in trade payables	(4.3)	(4.2)
Change in liability for retirement benefits	8.2	11.7
Income taxes paid	(56.1)	(47.8)
Other, net	5.7	11.0
Net cash used in investing activities	**(77.6)**	**(67.3)**
Purchase of property, plant and equipment	(52.4)	(41.2)
Increase in intangible assets	(3.1)	(18.5)
Other	**(22.0)**	**(7.5)**
Net cash used in financing activities	**(86.2)**	**(52.1)**
(Decrease) in bonds and loans	(15.0)	(10.5)
Purchase of treasury stock	(57.5)	(28.6)
Payment of cash dividends	(15.5)	(13.7)
Other	1.9	0.8
Translation adjustments on cash and cash equivalents	**3.4**	**1.9**
Net increase (decrease) in cash and cash equivalents	**(29.5)**	**5.4**
Cash and cash equivalents, beginning of year	**153.4**	**147.9**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0.9**	**0.0**
Cash and cash equivalents, end of year	**124.9**	**153.4**

Net cash provided by operating activities continued to surpass net cash used in investing activities. Drawing on such an abundant cash flow, Kao redeemed bonds, repaid loans, as well as, for the third straight year, repurchased treasury stock in order to return funds to shareholders, further improving our effective use of capital.

New Products:

- Relief – Leak-free Diapers
- Clear Clean Plus

Kao News:

- Kao receives awards for supporting fine arts activities and environmentally friendly business practices
- Goldwell acquires KMS

Other:
- List of top ten shareholders

Homepage: *http://www.kao.co.jp*

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)

In addition to the above, the English-language Annual Report for the fiscal year ended March 31, 2002 found at Exhibit A-2 contains other detailed information included in the Annual Business Report.

Exhibit B-4

Exhibit B-4

(English Summary)

To Our Shareholders

Kao Corporation – Interim Business Report

April 1, 2001 – September 30, 2001

Overcoming Difficult Market Conditions to Achieve "Profitable Growth"

Interim Financial Results

The operating environment was adversely affected by an economic slowdown on a global scale, which included extended sluggishness in the U.S. economy. Also in Japan, the economic outlook has become unclear, as the economy faced a period of adjustment in a deep recession. Weak consumer spending continued, and the consumer products and cosmetics markets contracted in terms of aggregate purchase prices.

In this environment, consolidated net sales for the six-month interim period ended September 30, 2001 rose by over ¥9.8 billion to ¥421.5 billion, a 2.4 % increase from the same period of the previous fiscal year. Excluding a positive currency translation effect of ¥5.4 billion on overseas sales due to the weakening yen, the growth rate would have been 1.1% year-on-year. A sharp drop in demand for chemical products contributed to a 0.8% dip in domestic sales. The personal care products business in North America and Europe led to overseas sales rising 14.1% from the same period of the previous year.

Consolidated operating income increased 4.5% year-on-year to ¥57.3 billion, as cost reductions and measures to increase cost-effectiveness compensated for lower prices and other factors, profit from domestic operations increased slightly, and a large gain was posted in profits in chemical products overseas. In addition, the personal care products business in North America and Europe contributed to an increase in consolidated operating income. Equity in earnings of affiliates changed into losses for this interim period under review. This, coupled with a drop in other non-operating income, led consolidated ordinary income to a slight 0.3% increase from the same period in the previous fiscal year. Consolidated net income for the interim period dropped 0.8% to ¥31.4 billion.

Kao continued its efforts to raise capital efficiency by such measures as a share repurchase, and at the end of this interim period under review, its total assets decreased by 14.3 billion yen from the end of the previous fiscal year. A large increase in EVA was achieved in the previous fiscal year, and we saw a further but slight increase in EVA in the interim period.

As initially planned, the interim cash dividend will be 13.00 yen per share, increased from 12.00 yen per share for the interim cash dividend of the previous fiscal year.

For Further "Profitable Growth"

As seen above, despite the poor operating environment, Kao is endeavoring to meet its operating targets. In particular, Kao will continue to strive to reduce costs, which contributed significantly to its increased profitability in this interim period.

In order to achieve continued "profitable growth", Kao intends to execute forcefully the following strategies:

(1) Secure and Expand the Market Shares of Core Brands

Given that market sizes are tending to shrink, maintaining and expanding the market share of its brands has become an even more important business objective for Kao.

In particular, with respect to its core brands, such as *Attack* detergent and *Bioré* skin care products, Kao will not be simply content with their leading market positions, but will instead continually improve the products and conduct strategic, focused marketing in order to secure and expand their market share.

(2) Develop New Products That Will Create New Markets

It is often said that the domestic markets, in particular the markets for consumer and cosmetics products, are reaching maturity and saturation. However, Kao believes that products that match the new lifestyles and values of consumers – that is, products that will create new markets – still have the potential to grow.

(3) Develop New Businesses

We will seek to develop new businesses that will expand Kao's business foundation of our three core businesses, namely consumer products, cosmetics (*Sofina*) and chemical products. In particular, the health care-related area, which targets consumers' increasing health consciousness, is a field that has the potential to grow significantly. Kao intends to apply its research and development, marketing and sales capabilities, which it has developed over the years, to this field.

(4) Strengthen Overseas Operations

With respect to the consumer products business, Kao will continue to position Asia as the most important overseas area. Last year, Kao established Kao Consumer Products (Southeast Asia) Co., Ltd., which will act as the foundation of its business expansion activities in the area. Kao also intends to endeavor to develop business in China as well. In North America, Kao will strive to strengthen its personal care products, while in Europe it will continue to focus its operations around hair care products.

With respect to the chemical products business, given the globalization of markets, we will continue to expand our business globally based on a wider business perspective, focusing particularly on businesses with products featuring advanced technology and distinguishing characteristics, such as oil products, surfactants, aroma chemicals and toner.

In addition, we will continue to consider alliances or mergers and acquisitions with leading overseas companies as one of our important business strategies.

(5) Strengthening Structure Through Business Reforms

Kao's operating environment is undergoing drastic change. In order to respond to such changes, as well as to achieve an even stronger corporate structure, Kao will endeavor to reform even more thoroughly its operations in the entirety of its business activities. In particular, in order to respond to changes in the retail industry and in consumer purchasing behavior, we intend to innovate our marketing activities.

Breakdown of Net Sales

For the six months ended September 30, 2001

(unit: billions of yen)

Consumer products	**314.4**	**74.6%**
Japan:		
Personal care products	87.2	
Laundry and cleaning products	123.0	
Sanitary products	41.1	
Total:	251.3	
Asia/Oceania	28.4	
America/Europe	37.0	
Eliminations	(2.4)	
Cosmetics (Sofina)	**37.3**	**8.9%**
Chemical products	**69.6**	**16.5%**
Japan	49.5	
Asia/Oceania	17.3	
America/Europe	23.2	
Eliminations	(20.4)	
Total net sales	**421.5**	**100.0%**

Summary of Financial Results

Consolidated Interim Income Statement

(unit: billions of yen)

Item	Six months ended September 30, 2001	Six months ended September 30, 2000
Net sales	**421.5**	**411.6**
Cost of sales	180.9	179.9
Selling, general and administrative expenses	183.2	176.8
Operating income	**57.3**	**54.8**
Other income (expense)	0.2	2.5
Ordinary income	**57.6**	**57.4**
Extraordinary income (expense)	(1.5)	(1.7)
Interim income before income taxes and minority interests	**56.0**	**55.6**
Income taxes	23.8	22.9
Minority interests	(0.7)	(1.0)
Interim net income	**31.4**	**31.6**

Note:
Interim net income per share: this interim period: ¥51.78
previous interim period: ¥51.25

- 65 consolidated subsidiaries, 19 subsidiaries and affiliates accounted for by the equity method
- growth rate compared to previous interim period:
  - net sales: 2.4% (1.1% excluding currency translation effect on overseas net sales)
  - operating income: 4.5%
  - ordinary income: 0.3%
  - interim net income: -0.8%
- The proportion of net sales attributable to overseas net sales was 23.7%, a 2.2 percentage points increase compared to the interim period last year.

Consolidated Interim Balance Sheet

(unit: billions of yen)

Assets	**As of September 30, 2001**	**As of March 31, 2001**
Current assets	**353.2**	**366.2**
Cash and time deposits	21.9	16.6
Notes and accounts receivable	100.7	103.5
Marketable securities	138.3	149.6
Inventories	69.6	69.9
Other	22.5	26.5
Fixed assets	**416.0**	**417.4**
Property, plant and equipment	**300.5**	**297.9**
Buildings and structures	100.0	101.5
Machinery and equipment	101.0	97.7
Land	76.3	76.5
Other	23.0	22.2
Intangible assets	**53.9**	**57.3**
Investments and other assets	**61.5**	**62.1**
Deferred assets	**0.1**	**0.0**
Total assets	**769.4**	**783.7**

Consolidated Interim Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of September 30, 2001	As of March 31, 2001
Current liabilities	**221.9**	**230.5**
Notes and accounts payable	70.6	70.7
Other payable	25.1	27.8
Accrued expenses	63.9	62.2
Other	62.2	69.6
Long-term liabilities	**69.8**	**69.4**
Bonds and long-term debt	38.2	43.1
Other	31.5	26.3
Total liabilities	**291.8**	**300.0**
Minority interests	**21.5**	**20.7**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**108.8**	**108.8**
Retained earnings	**288.7**	**298.6**
Unrealized gain on available-for-sale securities	**4.4**	**6.0**
Foreign currency translation adjustments	**(30.5)**	**(35.6)**
Treasury stock at cost	**(0.9)**	**(0.4)**
Total shareholders' equity	**456.0**	**462.9**
Total liabilities, minority interests and shareholders' equity	**769.4**	**783.7**

Note:

1. Accumulated depreciation of property, plant and equipment:
   As of September 30, 2001: ¥717.9 billion
   As of March 31, 2001: ¥704.7 billion

- Just as during the previous fiscal year, Kao bought back and canceled treasury stock (11,406 thousand shares, ¥33.6 billion).

Non-consolidated Interim Income Statement

(unit: billions of yen)

Item	Six months ended September 30, 2001	Six months ended September 30, 2000
Net sales	**330.4**	**332.9**
Cost of sales	133.3	138.1
Selling, general and administrative expenses	149.4	148.0
Operating income	**47.6**	**46.8**
Other income (expense)	2.6	1.7
Ordinary income	**50.3**	**48.6**
Extraordinary income (expense)	(1.6)	(1.5)
Interim income before income taxes	**48.6**	**47.0**
Income taxes	19.8	19.6
Interim net income	**28.8**	**27.4**
Profit carried forward	32.5	25.2
Cancellation of treasury shares	33.6	16.9
Unappropriated profit	**27.6**	**35.6**

Note:
Interim net income per share: this interim period: ¥47.40
previous interim period: ¥44.21

- growth rate compared to previous interim period:
  - net sales: -0.8%
  - operating income: 1.6%
  - ordinary income: 3.5%
  - interim net income: 5.2%
- Interim dividends for this interim period are 13 yen per share, an increase of 1 yen compared to the interim period in the previous fiscal year. Kao also plans to pay total annual dividends, including the year-end dividend, of 26 yen per share, a 2 yen increase compared to the previous fiscal year.

Non-consolidated Interim Balance Sheet

(unit: billions of yen)

Assets	**As of September 30, 2001**	**As of March 31, 2001**
Current assets	**257.6**	**278.7**
Cash and time deposits	7.7	4.5
Notes and accounts receivable	54.0	57.5
Marketable securities	131.4	144.4
Inventory	43.4	45.0
Other	20.9	27.1
Fixed assets	**426.7**	**428.5**
Property, plant and equipment	**212.3**	**212.8**
Buildings and structures	75.1	76.5
Machinery and equipment	67.8	65.7
Land	54.4	54.5
Other	14.9	15.9
Intangible assets	**25.5**	**28.5**
Investments and other assets	**188.8**	**187.2**
Shares and investments in affiliates	137.8	136.6
Other	50.9	50.5
Total assets	**684.3**	**707.3**

Non-consolidated Interim Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities and Shareholders' Equity	As of September 30, 2001	As of March 31, 2001
Current liabilities	**167.5**	**174.5**
Notes and accounts payable	57.1	58.3
Other payable	21.9	24.2
Accrued expenses	47.9	46.6
Other	40.6	45.3
Long-term liabilities	**50.4**	**51.9**
Bonds and long-term debt	34.8	39.8
Other	15.6	12.1
Total liabilities	**218.0**	**226.5**
Common stock	**85.4**	**85.4**
Additional paid-in capital	**108.8**	**108.8**
Legal reserve	**14.1**	**13.3**
Other retained earnings	**254.1**	**267.2**
Unrealized gains on available-for-sale securities	**4.3**	**5.9**
Treasury stock at cost	**(0.5)**	—
Total shareholders' equity	**466.3**	**480.7**
Total liabilities and shareholders' equity	**684.3**	**707.3**

Notes:

1. Accumulated depreciation of property, plant and equipment:
   As of September 30, 2001: ¥625.6 billion
   As of March 31, 2001: ¥617.3 billion

2: Starting this interim period, treasury stock, which used to be recorded as an asset, is recorded as a deduction from shareholders' equity at the end of the shareholders' equity section.

New Products:

- *Merit Shampoo, Moisturizing Conditioner*
- *Kitchen Wonder – Drain Slime Remover*

Homepage: http://www.kao.co.jp

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)

Exhibit B-5

Exhibit B-5

03 JUL 29 PM 7:21

English Summary of the
Annual Business Report to Shareholders
Kao Corporation
April 1, 2000 – March 31, 2001

Future Operational Strategies

Despite the weak domestic economy, Kao plans to maintain an "offensive posture" that is aggressive and daring, focusing on the following strategies in order to achieve further growth and development:

(1) Strengthen brand power, particularly those of core brands, and develop new products that will create new markets

(2) Strengthen new and overseas operations, such as health care-related businesses and Asian operations, particularly China

(3) Maximize corporate value by using capital more effectively, introducing stock option plans and reviewing compensation for directors

Breakdown of Net Sales by Business Segment
For the year ended March 31, 2001

(unit: billions of yen)

Consumer products	607.8	74.0%
Cosmetics (Sofina)	72.5	8.8%
Chemical products	141.2	17.2%
Total net sales	821.6	100.0%

Breakdown of Net Sales by Region
For the year ended March 31, 2001

(unit: billions of yen)

Japan	646.9	78.7%
Asia/Oceania	71.4	8.7%
America/Europe	103.2	12.6%
Total net sales	821.6	100.0%

Summary of Financial Results

Consolidated Income Statement

(unit: billions of yen)

Item	Year ended March 31, 2001	Year ended March 31, 2000
Net sales	**821.6**	**846.9**
Cost of sales	363.1	381.1
Selling, general and administrative expenses	351.4	366.5
Operating income	**107.0**	**99.1**
Other income (expense)	4.7	(1.1)
Ordinary income	**111.8**	**98.0**
Extraordinary income (expense)	(9.9)	(4.8)
Income before income taxes and minority interests	**101.8**	**93.1**
Income taxes	41.1	40.5
Minority interests	(1.2)	(0.4)
Net income	**59.4**	**52.1**

Notes:

1. Net income per share: this fiscal year: ¥96.69
   previous fiscal year: ¥83.45
2. Return on equity: this fiscal year: 12.7%
   previous fiscal year: 11.3%

- 63 consolidated subsidiaries, 20 subsidiaries and affiliates accounted for by the equity method
- Compared to the previous fiscal year, consolidated net sales decreased 3.0% due to the impact of the strong yen and the effect of the consolidation of Kao's domestic consumer products sales company. However, operating income increased 8.0% due to cost reduction activities, decreased depreciation expenses and the increased profitability of Kao's overseas operations. In addition, Kao experienced a foreign exchange gain and decreased restructuring cost which compensated for an extraordinary loss related to retirement benefits in Japan. As a result, ordinary profits increased by 14.1%, and net income increased 14.0%.
- The proportion of net sales attributable to overseas net sales was 21.8%, a 1.2 percentage points increase compared to the previous fiscal year.

Consolidated Balance Sheet

(unit: billions of yen)

Assets	**As of March 31, 2001**	**As of March 31, 2000**
Current assets	**366.2**	**331.3**
Cash and time deposits	16.6	21.0
Notes and accounts receivable	103.5	88.9
Marketable securities	149.6	137.1
Inventories	69.9	67.8
Other	26.5	16.3
Fixed assets	**417.4**	**373.8**
Property, plant and equipment	**297.9**	**282.9**
Buildings and structures	101.5	99.1
Machinery and equipment	97.7	104.3
Land	76.5	61.0
Other	22.2	18.3
Intangible assets	**57.3**	**46.6**
Investments and other assets	**62.1**	**44.3**
Foreign currency translation adjustments	**0.0**	**44.8**
Total assets	**783.7**	**750.0**

Consolidated Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities, Minority Interests and Shareholders' Equity	As of March 31, 2001	As of March 31, 2000
Current liabilities	**230.5**	**206.3**
Accounts payable	70.7	74.3
Other payable	27.8	16.9
Accrued expenses	62.2	53.7
Other	69.6	61.3
Long-term liabilities	**69.4**	**63.0**
Bonds and long-term debt	43.1	58.9
Other	26.3	4.0
Total liabilities	**300.0**	**269.3**
Minority interests	**20.7**	**5.6**
Common stock	**85.4**	**85.1**
Additional paid-in capital	**108.8**	**108.6**
Retained earnings	**298.6**	**281.2**
Unrealized gain on available-for-sale securities	**6.0**	**—**
Foreign currency translation adjustments	**(35.6)**	**—**
Treasury stock at cost	**(0.4)**	**(0.0)**
Total shareholders' equity	**462.9**	**474.9**
Total liabilities, minority interests and shareholders' equity	**783.7**	**750.0**

Notes:

1. Accumulated depreciation of property, plant and equipment:
   As of March 31, 2001: ¥704.7 billion
   As of March 31, 2000: ¥671.0 billion
2. Foreign currency translation adjustments, which were recorded as an asset until the previous fiscal year, are now recorded as foreign currency translation adjustments and minority interests, both as components of shareholders' equity.
3. Starting this fiscal year, new accounting standards for employees' retirement benefits, new accounting standards for financial instruments, as well as revised accounting standards for foreign currency transactions are being applied.

Non-consolidated Income Statement

(unit: billions of yen)

Item	**Year ended March 31, 2001**	**Year ended March 31, 2000**
Net sales	**660.4**	**667.1**
Cost of sales	273.1	288.8
Selling, general and administrative expenses	294.9	287.2
Operating income	**92.3**	**91.0**
Other income (expense)	6.0	0.7
Ordinary income	**98.3**	**91.7**
Extraordinary income (expense)	(9.8)	(17.5)
Income before income taxes	**88.5**	**74.2**
Income taxes	36.2	31.6
Net income	**52.2**	**42.5**
Unappropriated retained earnings from the previous fiscal year	25.2	7.5
Adjustments for deferred tax effects from prior years	—	16.7
Interim dividends	8.1	6.9
Cancellation of treasury shares out of earnings	28.6	29.5
Unappropriated retained earnings	**40.6**	**30.3**

Non-consolidated Appropriation of Earnings

(unit: billions of yen)

Unappropriated retained earnings for this fiscal year	**40.6**
Reversal of reserve for deferred income, etc.	0.1
Total	40.8
This shall be appropriated as follows.	
Provision for legal reserve	0.7
Distribution on profits (12 yen per share)	7.3
Bonus to directors, etc.	0.2
Unappropriated retained earnings for the next fiscal year	**32.5**

Note:

1. Net income per share: this fiscal year: ¥84.72
   previous fiscal year: ¥68.02
2. Return on equity: this fiscal year: 11.1%
   previous fiscal year: 9.4%
3. Starting this fiscal year, new accounting standards for employees' retirement benefits, new accounting standards for financial instruments, as well as revised accounting standards for foreign currency transactions are being applied.

- Compared to the previous fiscal year, net sales decreased 1.0% due to decreased sale prices for the consumer products business. However, operating income increased 1.4% as cost reduction activities and decreased depreciation more than offset the effect of lower sale prices and higher pension expenses. In addition, despite an extraordinary loss related to retirement benefits in Japan, due to such factors as a significant improvement in foreign currency translation adjustments, and the absence of the valuation losses recorded last fiscal year in connection with the reorganization of chemical products business in Europe and North America, ordinary profits increased by 7.2%, and net income increased 22.9%.

Non-consolidated Balance Sheet

(unit: billions of yen)

Assets	**As of March 31, 2001**	**As of March 31, 2000**
Current assets	**278.7**	**270.1**
Cash and time deposits	4.5	13.6
Notes and accounts receivable	57.5	57.1
Marketable securities	144.4	130.0
Inventory	45.0	45.4
Other	27.1	23.7
Fixed assets	**428.5**	**406.0**
Property, plant and equipment	**212.8**	**224.8**
Buildings and structures	76.5	82.1
Machinery and equipment	65.7	71.5
Land	54.5	57.2
Other	15.9	13.9
Intangible assets	**28.5**	**17.5**
Investments and other assets	**187.2**	**163.6**
Shares and investments in affiliates	136.6	134.4
Other	50.5	29.1
Total assets	**707.3**	**676.1**

Non-consolidated Balance Sheet (cont'd)

(unit: billions of yen)

Liabilities and Shareholders' Equity	As of March 31, 2001	As of March 31, 2000
Current liabilities	**174.5**	**160.2**
Accounts payable	58.3	62.3
Other payable	24.2	15.3
Accrued expenses	46.6	40.4
Other	45.3	42.1
Long-term liabilities	**51.9**	**51.4**
Bonds and long-term debt	39.8	50.4
Other	12.1	1.0
Total liabilities	**226.5**	**211.7**
Common stock	**85.4**	**85.1**
Additional paid-in capital	**108.8**	**108.6**
Legal reserve	**13.3**	**11.9**
Other earnings	**267.2**	**258.7**
Unrealized gain on available-for-sale securities	**5.9**	—
Total shareholders' equity	**480.7**	**464.4**
Total liabilities and shareholders' equity	**707.3**	**676.1**

Note:

1. Accumulated depreciation and amortization of property, plant and equipment:
   As of March 31, 2001: ¥617.3 billion
   As of March 31, 2000: ¥599.3 billion

Special Focus: *Attack*, a No. 1 Brand That Continues to Evolve

Attack became a leading brand very quickly after it was first marketed in 1987. Since then, Kao has continued to improve product quality, and thereby has maintained *Attack*'s position as a top brand. This spring, Kao introduced *Attack – micro particles.*

New Products:

- *Family Power Gel*
- *Healthy Econa Cooking Oil – For Lower Cholesterol*

Kao News:

- Novartis Kao Co., Ltd. formed as a joint venture between Kao and Novartis Consumer Health SA
- Kao conducts the "Campaign for Forest Building", donating a portion of sales to protect and develop nature

Other:
- List of top ten shareholders

Homepage: *http://www.kao.co.jp*

For Questions Regarding Stock (Transfer Agent):
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063
Japan
Tel: 03-3323-7111 (main)

In addition to the above, the English-language Annual Report for the fiscal year ended March 31, 2001 found at Exhibit A-3 contains other detailed information included in the Annual Business Report.

Exhibit B-6

03 JUL 29 PM 7:21

Exhibit B-6

English Summary of the
Notice of the 97th Annual General Meeting of Shareholders dated May 30, 2003
Kao Corporation

Share information:

Number of authorized shares	1,000,000,000 shares
Number of issued shares	599,443,701 shares
Number of shareholders	39,473

Note: The number of issued shares referenced above includes 39,090,648 shares held by Kao.

Purchase, disposition and ownership of treasury stock

(1) Purchases

- Purchases based on resolutions of the Board of Directors pursuant to Article 3, Paragraph 4 of the additional rules to "Law for Partial Amendment etc. to the Commercial Code etc." (Law No. 79 of 2001)
  Number of purchased shares 5,130,000 shares of common stock
  Total cost of purchases ¥14,160,450,000

- Purchases based on the resolution made at the 96th Annual General Meeting of Shareholders pursuant to Article 210 of the Commercial Code
  Number of purchased shares 23,999,000 shares of common stock
  Total cost of purchases ¥63,004,040,000

- Purchases of shares of less than one unit
  Number of purchased shares 1,207,277 shares of common stock
  Total cost of purchases ¥3,156,041,210

(2) Dispositions
  Number of shares which were disposed of 3,000 shares of common stock
  Total price of dispositions ¥3,999,000
  Note: Kao disposed of these shares by transferring them to holders of convertible bonds upon conversion thereof.

(3) Shares held by Kao at the end of the fiscal year
  Number of treasury shares 39,090,648 shares of common stock

In addition, between April 1, 2003 and May 13, 2003, Kao purchased 4,521,000 shares of common stock for ¥10,675,460,000 in accordance with the resolution made at the 96th Annual General Meeting of Shareholders, which resolution was made pursuant to Article 210 of the Commercial Code. Kao has held these shares since the purchases.

Proposed appropriation of retained earnings

(Unit: yen)

Item	Amount
Unappropriated retained earnings	**59,684,587,927**
Reversal of special redemption reserve	14,923,349
Reversal of reserve for deferred income	154,199,755
Total	**59,853,711,031**
It is proposed that this amount be appropriated as follows:	
Dividends (¥15 per share)	8,405,295,795
Bonus for directors	132,180,000
Provision for special redemption reserve	88,036,733
Provision for reserve for deferred income	303,953,966
Provision for other reserves	32,000,000,000
Retained earnings carried forward to the following term	18,924,244,537

Note: Interim dividends in an aggregate amount of ¥8,668,729,365 (¥15 per share) were paid on December 2, 2002.

Other matters:

- non-consolidated financial statements and other historical non-consolidated financial information of Kao
- a discussion of Kao's non-consolidated results of operations by business segment
- a statement that Kao's parent-only capital expenditures for the fiscal year ended March 31, 2003 was ¥28.2 billion, which was spent to respond to new consumer goods such as laundry detergent and sanitary napkins, to increase production capability, to realign distribution bases, and to install new information systems
- a statement that, in connection with its acquisition of John Frieda Professional Hair Care, Inc., Kao acquired trademarks for ¥40.8 billion

In addition to the above, the Notice of the 97th Annual General Meeting of Shareholders dated May 30, 2003 sent to overseas shareholders found at Exhibit A-4 (the "Overseas Notice") contains other detailed information included in the original Notice of the 97th Annual General Meeting of Shareholders dated May 30, 2003 (the "Notice").

Exhibit B-7

03 JUL 23 AM 7:21

Exhibit B-7

(English translation)

June 27, 2003

Notice of the Resolutions at the 97th Annual General Meeting of Shareholders

To our shareholders:

We are pleased to hereby make the following notice: at the 97th Annual General Meeting of Shareholders (the "97th AGM") of Kao Corporation (the "Company") held on the date hereof, the Company reported to shareholders and obtained the approvals of shareholders as follows.

REPORT: The balance sheet as of March 31, 2003, the business report and the statement of income for the 97th fiscal year (from April 1, 2002 to March 31, 2003) were reported.

PROPOSAL 1: Proposal for Appropriation of Retained Earnings was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that 15 Japanese Yen per share be paid to the shareholders as the year-end dividend for the 97th fiscal year. Consequently, the total annual dividend for the 97th fiscal year was 30 Japanese Yen per share, which is a 4 Japanese Yen increase per share from the previous fiscal year's annual dividend.

PROPOSAL 2: The Proposal to Purchase the Company's Shares was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that the Company may purchase up to 20,000,000 common shares at a total purchase price of no more than 50,000,000,000 Japanese Yen during the period from the conclusion of the 97th Annual General Meeting of Shareholders to the conclusion of the 98th Annual General Meeting of Shareholders next year.

PROPOSAL 3: The Proposal to Partially Amend the Articles of Incorporation was approved in the same form as the form of the proposal presented to the shareholders. Article 7, 8, Article 9, Paragraph 3, Article 10, Paragraph 1, Article 12, Article 13, Paragraph 2, Article 18, Article 19, Paragraph 3, and the supplementary provision of the Articles of Incorporation, as amended, are as set forth later herein.

PROPOSAL 4: The Proposal to Elect Two (2) Corporate Auditors was approved in the same form as the form of the proposal presented to the shareholders. Tsuneo Ejiri and Kohei Nasu were newly elected as corporate auditors and took office.

Kohei Nasu is an Outside Corporate Auditor as stipulated in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.

PROPOSAL 5: The Proposal to Issue Stock Acquisition Rights as Stock Options was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that the Company may issue up to 1,200 stock acquisition rights (the total number of shares under the stock acquisition rights is 1,200,000 shares) as stock options to the directors and employees of the Company and its affiliates, pursuant to Articles 280-20 and 280-21 of the Commercial Code.

PROPOSAL 6: The Proposal to Pay Retirement Allowances to Retiring Corporate Auditors was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that retirement allowances within the scope provided for in the Company's internal regulations be paid to the two (2) retiring corporate auditors, Katsuhiko Hiraoka and Takashi Tajima. The specific amount, timing, and method of payment of the retirement allowances will be determined by the corporate auditors based on mutual consultation.

****

The Articles of Incorporations after the amendments by the approval of PROPOSAL 3 (Extracts).

Article 7. (Increasing Shares of Less than One Unit Share through Purchase)
Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may request that the company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.

Article 8. (Rules for Handling Shares)
The type of the company's share certificates, the registration of transfer of share ownership, purchases and sales of shares of less than one Unit Share and the registration of lost share certificates, other handling of the shares and fees thereof shall be in accordance with the Rules for Handling of Shares established by the Board of Directors.

Article 9. (Transfer Agent)
1. (Unchanged)
2. (Unchanged)

3. The shareholder register of the company (including register of beneficial shareholders - the same will apply hereinafter) and the lost share certificate register shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and the cancellation thereof, the application for non-issuance of share certificates, the delivery of share certificates, the acceptance of notifications, purchases and sales of shares of less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the company.

Article 10. (Record Date)

1. The company deems those shareholders who are listed or recorded in the shareholder register as of the end of each fiscal year of the company to be the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders for the fiscal year of the company.

2. (Unchanged)

Article 12. (Chairperson)

The Director selected in advance by the Board of Directors shall act as chairperson of a general meeting of shareholders.

Article 13. (Resolution)

1. (Unchanged)

2. The resolutions of general meetings of shareholders set forth in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.

Article 18. (Notice of Convening)

Except as otherwise provided for by laws or ordinances, a meeting of the Board of Directors shall be called by the Director selected in advance by the Board of Directors, and notice of the meeting shall be given to each of the Directors and Corporate Auditors not less than three (3) days prior to the date of the meeting; provided, however, that in the event of emergency such period may be shortened if it is notified in a proper way.

Article 19. (Representative Directors and Chairperson of the Board of Directors)

1. (Unchanged)

2. (Unchanged)

3. The Board of Directors may appoint by its resolution one (1) Chairperson of the Board of

Directors.

Supplementary Provision

Notwithstanding Article 21, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the fiscal year ending on March 31, 2003 will remain in office until the completion of their respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.

****

On June 27, 2003, the following Executive Officers with Titles took office.

Nobuatsu Higuchi	Director, Executive Vice President
Naotake Takaishi	Director, Executive Vice President

Tsuneo Ejiri, who was newly appointed as a Corporate Auditor at the 97th AGM, was appointed as a Full-time Corporate Auditor by election from among the Corporate Auditors after the 97th AGM.

Exhibit B-8

Exhibit B-8

English Summary of the
Notice of the 96th Annual General Meeting of Shareholders dated May 31, 2002
Kao Corporation

Share information:

Number of authorized shares	968,594,000 shares
(Decrease due to cancellation of shares during the fiscal year)	11,406,000 shares
Number of issued shares	599,429,451 shares
(Decrease due to cancellation of shares during the fiscal year)	11,406,000 shares
(Increase due to conversion of convertible bonds during the fiscal year)	9,000 shares
Number of shareholders	41,700 persons

Repurchase, disposition and ownership of treasury stock

(1) Repurchased shares

- Repurchases based on resolutions of the Board of Directors pursuant to the Law Concerning Special Rules of the Commercial Code with Respect to the Procedures for Redemption of Stock and the Articles of Incorporation

Number of shares	19,870,000 shares of common stock
Aggregate repurchase price	¥56,753,470,000

- Repurchase based on a resolution passed at the 95th Annual General Meeting of Shareholders in order to transfer shares to directors who are beneficiaries of stock options

Number of shares	168,000 shares of common stock
Aggregate repurchase price	¥522,608,438

- Repurchases of shares constituting less than a unit (*tangen* or *tani*)

Number of shares	334,400 shares of common stock
Aggregate repurchase price	¥982,068,260

(2) Disposed shares

Number of shares	222,000 shares of common stock
Aggregate repurchase price	¥677,985,000

Note: These disposed shares were shares that Kao repurchased from shareholders as they constituted less than one unit.

(3) Shares that were cancelled

Number of shares 11,406,000 shares of common stock

Note: These were shares that were repurchased and cancelled based on resolutions of the Board of Directors pursuant to the Law Concerning Special Rules of the Commercial Code with Respect to the Procedures for Redemption of Stock and the Articles of Incorporation.

(4) Shares held at the end of the fiscal year

Number of shares 8,757,371 shares of common stock

In addition, between April 1, 2002 and May 13, 2002, Kao acquired 1,967,000 shares of common stock for ¥4,989,660,000 based on resolutions of the Board of Directors pursuant to the Law Concerning Special Rules of the Commercial Code with Respect to the Procedures for Redemption of Stock and the Articles of Incorporation.

Proposed appropriation of retained earnings

(Unit: yen)

Item	Amount
Unappropriated retained earnings	**46,592,617,192**
Reversal of special redemption reserve	12,542,637
Reversal of reserve for deferred income	148,192,450
Total	**46,753,352,279**
It is proposed that this amount be appropriated as follows:	
Dividends (¥13 per share)	7,678,737,040
Bonus for directors	112,020,000
Provision for special redemption reserve	20,682,316
Provision for reserve for deferred income	19,339,951
Provision for other reserves	20,000,000,000
Retained earnings carried forward to the following term	18,922,572,972

Note: Interim dividends in an aggregate amount of ¥7,790,255,005 (¥13 per share) were paid on December 3, 2001.

Other matters:

- non-consolidated financial statements and other historical non-consolidated financial information of Kao
- a discussion of Kao's non-consolidated results of operations by business segment
- a statement that Kao's parent-only capital expenditures for the fiscal year ended March 31, 2002 was ¥33.2 billion, which was spent to respond to consumer goods such as laundry detergent and sanitary napkins, to increase production capability for such products as *Healthy Econa* cooking oil and toner binder, and to establish or improve distribution centers

- general information on the company, including:
    - an outline of its consumer products, cosmetics and chemical products segments
    - a list of its principal offices
    - a table of its ten principal shareholders
    - general information on employees (number of employees, average age and years of service)
    - a list of principal subsidiaries and affiliates

In addition to the above, the Notice of the 96th Annual General Meeting of Shareholders dated May 31, 2002 sent to overseas shareholders found at Exhibit A-5 (the "Overseas Notice") contains other detailed information included in the original Notice of the 96th Annual General Meeting of Shareholders dated May 31, 2002 (the "Notice").

Exhibit B-9

03 JUL 2 ... 7:21

Exhibit B-9

(English translation)

June 27, 2002

Notice of the Resolutions at the 96th Annual General Meeting of Shareholders

To our shareholders:

We are pleased to hereby make the following notice: at the 96th Annual General Meeting of Shareholders (the "96th AGM") of Kao Corporation (the "Company") held on the date hereof, the Company reported to shareholders and obtained the approvals of shareholders as follows.

REPORT: The balance sheet as of March 31, 2002, the business report and the statement of income for the 96th fiscal year (from April 1, 2001 to March 31, 2002) were reported.

PROPOSAL 1: The Proposal for Allocation of Profits was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that 13 Japanese Yen per share be paid to the shareholders as the year-end dividend for the 96th fiscal year. Consequently, the total annual dividend for the 96th fiscal year was 26 Japanese Yen per share, which is a 2 Japanese Yen increase per share from the previous fiscal year's annual dividend.

PROPOSAL 2: The Proposal to Purchase the Company's Shares was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that the Company may purchase from the market up to 30,000,000 common shares at a total purchase price of no more than 80,000,000,000 Japanese Yen during the period from the conclusion of the 96th AGM to the conclusion of the 97th AGM next year.

PROPOSAL 3: The Proposal to Partially Amend the Articles of Incorporation was approved in the same form as the form of the proposal presented to the shareholders. Article 5, 6, 7, Article 8, Paragraph 3, Article 9, Article 10, Paragraph 2, Article 14, Paragraph 1, Article 19, 20, 23, 25, 26 and the supplementary provision of the Articles of Incorporation, as amended, are as set forth later herein.

PROPOSAL 4: The Proposal to Elect Thirteen (13) Directors (Including Two (2) Outside Directors) was approved in the same form as the form of the proposal presented to the shareholders. Nine (9) incumbent directors including Takuya Goto, Toshio Hoshino, Takahiko Kagawa, Yasuo Idemitsu, Akio Tsuruoka, Shozo Tanaka, Kuniaki Watanabe,

Nobuatsu Higuchi and Naotake Takaishi were re-elected, four (4) new nominees including Motoki Ozaki, Shunichi Nakagawa, Akishige Okada and Sakie T. Fukushima were newly elected as directors and took office.

PROPOSAL 5: The Proposal to Elect One (1) Corporate Auditor was approved in the same form as the form of the proposal presented to the shareholders. Iwao Inoue was newly elected as a corporate auditor and took office.

PROPOSAL 6: The Proposal to Issue Stock Acquisition Rights as Stock Options was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that the Company may issue up to 620 stock acquisition rights (the total number of shares under the stock acquisition rights is 620,000 shares) as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code.

PROPOSAL 7: The Proposal to Pay Retirement Allowances to Retiring Directors and Corporate Auditor was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that retirement allowances within the scope provided for in the Company's internal regulations be paid to the nine (9) retiring directors, namely Masanori Sakata, Kunihiko Hachiya, Toshio Hirasaka, Moriyasu Murata, Shigeo Yamada, Masatoshi Kitahara, Tadao Matsumoto, Iwao Inoue and Tetsuya Imamura, and the one (1) retiring corporate auditor, Kikuhiko Okamoto. The specific amount, timing, and method of payment of the retirement allowances will be determined by the board of directors for the retiring directors, and by the corporate auditors based on mutual consultation for the retiring corporate auditor.

****

The Articles of Incorporations after the amendments by the approval of PROPOSAL 3 (Extracts).

(Total Number of Shares Authorized to be Issued by the Company)

Article 5. The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000) shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.

(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares Less than One Unit Share)

Article 6. 1. One Unit Share (tangen kabu) of the company's stock shall comprise one

thousand (1,000) shares.

2. The company shall not issue any share certificate for shares less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.

(Rules for Handling of Shares)

Article 7. Kinds of share certificates of the company, the registration of transfer of share ownership, purchases of shares of less than one Unit Share, other handling of the shares and fees therefore shall be in accordance with the Rules for Handling of Shares as established by the Board of Directors.

(Transfer Agent)

Article 8.

1. (Paragraph 1 is omitted)

2. (Paragraph 2 is omitted)

3. The shareholder register of the company (including register of shareholders in substance - the same will apply hereinafter) shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and a cancellation thereof, an application for non-issuance of share certificate, the deliveries of share certificate, the acceptance of notifications, purchases of shares less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the company.

(Record Date)

Article 9. 1. The company deems those shareholders who are listed or recorded in the shareholder register as of the end of each financial year of this company (including shareholders in substance - the same will apply hereinafter) as the shareholders entitled to exercise shareholder's rights at the ordinary general meeting of shareholders at the end of the financial year of this company.

2. In addition to the provisions contained in the preceding paragraph and in the Articles of Incorporation, when necessary, upon prior notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed or recorded in the shareholder's register as of any relevant date, shall be entitled to exercise their respective rights.

(Convening)

Article 10.

1. (Paragraph 1 is omitted)

2. The general meeting of shareholders may be convened in any ward in Tokyo.

(Election)

Article 14.1. Directors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of voting rights of all shareholders.

2. (Paragraph 2 is omitted)

(Limitation of Directors' Liabilities)

Article 19. 1. The company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances.

2. The company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.

(Election, Term of Office and Full-time Corporate Auditors)

Article 20. 1. Corporate Auditors shall be elected at a general meeting of shareholders by an affirmative vote of a majority of votes of the shareholders present which shareholders present hold shares representing one-third (1/3) or more of the total number of voting rights of all shareholders.

2. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders for the business year the end of which falls within four (4) years from their assumption of office.

3. Corporate Auditors shall appoint full-time Corporate Auditor(s) by electing them from among themselves.

(Limitation of Corporate Auditors' Liabilities)

Article 23. The company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities arising out of acts specified under Article 277 of the Commercial Code; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.

(Dividends)
Article 25. Dividends shall be paid to the shareholders, registered pledgees, or trustees of properties in trust listed or recorded in the shareholder register as of the last day of each business year.

(Interim Dividends)
Article 26. The company may distribute by resolution of the Board of Directors, moneys (interim dividends) as set forth in Article 293-5 of the Commercial Code, to the shareholders, registered pledgees or trustees of properties in trust listed or recorded in the shareholder register as of September 30th of each year.

Supplementary Provision
Notwithstanding Article 20, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the business year ending on March 31, 2003 will remain in office until the completion of his/her respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.

****

By resolution at the meeting of the Board of Directors held after the 96th AGM, Representative Directors and Directors with Executive Positions were appointed, Executive Officers were appointed pursuant to the implementation of the executive officer system and the persons so appointed took office. As a result, the Directors and Executive Officers as of June 27, 2002 are as follows.

Takuya Goto* President and Chief Executive Officer, Representative Director

Toshio Hoshino* Senior Executive Vice President, Representative Director
Takahiko Kagawa* Executive Vice President, Representative Director
Yasuo Idemitsu* Executive Vice President, Director
Akio Tsuruoka* Executive Vice President, Director
Shozo Tanaka* Director
Kuniaki Watanabe* Director

Nobuatsu Higuchi* Director
Naotake Takaishi* Director
Motoki Ozaki* Director
Shunichi Nakagawa* Director
Akishige Okada Director
Sakie T. Fukushima Director
Toshio Hirasaka Executive Officer
Masatoshi Kitahara Executive Officer
Tadao Matsumoto Executive Officer
Tetsuya Imamura Executive Officer
Masateru Kanazawa Executive Officer
Toshio Takayama Executive Officer
Akio Kimura Executive Officer
Norihiko Takagi Executive Officer
Takuo Goto Executive Officer
Hiroshi Kanda Executive Officer

(NOTE) Directors marked * hold the post of Executive Officer concurrently. Akishige Okada and Sakie T. Fukushima are Outside Directors as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Iwao Inoue, who was newly appointed as a Corporate Auditor at the 96th AGM, was appointed as a Full-time Corporate Auditor by election from among the Corporate Auditors after the 96th AGM. As a result, the Corporate Auditors as of June 27, 2002 are as follows.

Katsuhiko Hiraoka Full-time Corporate Auditor
Iwao Inoue Full-time Corporate Auditor
Takashi Tajima Corporate Auditor
Hidejiro Matsuda Corporate Auditor

(NOTE) Takashi Tajima and Hidejiro Matsuda are Outside Corporate Auditors as set forth in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.

Exhibit B-10

Exhibit B-10

English Summary of the
Notice of the 95th Annual General Meeting of Shareholders dated June 1, 2001
Kao Corporation

Share information:

Number of authorized shares	980,000,000 shares
(Decrease due to cancellation of shares during the fiscal year)	10,000,000 shares
Number of issued shares	610,826,451 shares
(Decrease due to cancellation of shares during the fiscal year)	10,000,000 shares
(Increase due to conversion of convertible bonds during the fiscal year)	393,082 shares
Number of shareholders	39,300 persons

Repurchase and cancellation of treasury stock

In order to increase returns to shareholders and further improve capital efficiency, Kao acquired during this fiscal year 10,000,000 shares of common stock for ¥28,641,805,000 and cancelled them. This was conducted based on a resolution of the Board of Directors on August 24, 2000 pursuant to the Law Concerning Special Rules of the Commercial Code with Respect to the Procedures for Redemption of Stock and the Articles of Incorporation.

Proposed appropriation of retained earnings

(Unit: yen)

Item	Amount
Unappropriated retained earnings	**40,692,952,311**
Reversal of special redemption reserve	2,620,941
Reversal of reserve for deferred income	162,912,219
Total	**40,858,485,471**
It is proposed that this amount be appropriated as follows:	
Provision for legal reserve	747,268,176
Dividends (¥12 per share)	7,329,761,760
Bonus for directors, etc.	142,920,000
(Bonus for corporate auditors)	(6,720,000)
Provision for special redemption reserve	83,781,132
Retained earnings carried forward to the following term	32,554,754,403

Note: Interim dividends in an aggregate amount of ¥7,376,297,412 (¥12 per share) were paid on December 1, 2000.

Other matters:

- non-consolidated financial statements and other historical non-consolidated financial information of Kao
- a discussion of Kao's non-consolidated results of operations by business segment
- a statement that Kao's parent-only capital expenditures for the fiscal year ended March 31, 2001 was ¥35.1 billion, which was spent on relocating or expanding factories to increase production efficiency, to develop new detergent and other products, to increase production capability for such products as *Healthy Econa* cooking oil and toner binder, and to establish or improve distribution centers.
- general information on the company, including:
  - an outline of its consumer products, cosmetics and chemical products segments
  - a list of its principal offices
  - a table of its ten principal shareholders
  - general information on employees (number of employees, average age and years of service)
  - a list of principal subsidiaries and affiliates

In addition to the above, the Notice of the 95th Annual General Meeting of Shareholders dated June 1, 2001 sent to overseas shareholders found at Exhibit A-6 (the "Overseas Notice") contains other detailed information included in the original Notice of the 95th Annual General Meeting of Shareholders dated June 1, 2001 (the "Notice").

Exhibit B-11

(English translation)

June 28, 2001

Notice of the Resolutions at the 95th Annual General Meeting of Shareholders

To our shareholders:

We are pleased to hereby make the following notice: at the 95th Annual General Meeting of Shareholders (the "95th AGM") of Kao Corporation (the "Company") held on the date hereof, the Company reported to shareholders and obtained the approvals of shareholders as follows.

REPORT: The balance sheet as of March 31, 2001, the business report, the statement of income for the 95th fiscal year (from April 1, 2000 to March 31, 2001) and the redemption of the Company's stock were reported.

PROPOSAL 1: The Proposal for Allocation of Profits was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that 12 Japanese Yen per share be paid to the shareholders as the year-end dividend for the 95th fiscal year. Consequently, the total annual dividend for the 95th fiscal year was 24 Japanese Yen per share, which is a 4 Japanese Yen increase per share from the previous fiscal year's annual dividend.

PROPOSAL 2: The Proposal to Elect One (1) Corporate Auditor was approved in the same form as the form of the proposal presented to the shareholders. Hidejiro Matsuda was newly elected as a corporate auditor and took office. Hidejiro Matsuda is an Outside Corporate Auditor set forth in Article 18, Paragraph 1 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha.

PROPOSAL 3: The Proposal to Purchase of the Company's Shares from the Market to Provide Stock Options to Directors was approved in the same form as the form of the proposal presented to the shareholders. It was resolved that the Company may purchase from the market up to 168,000 common par value shares at a total purchase price of no more than 1,000,000,000 Japanese Yen during the period from the conclusion of the 95th AGM to the conclusion of the 96th AGM next year.

Exhibit B-12

Exhibit B-12

(English Translation)

May 21, 2002

Company: Kao Corporation
Code No.: 4452
Address of Headquarters: 14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo

For Inquiries:
Title of Responsible Officer: Director in Charge of Accounting and Finance
Name: Iwao Inoue, Tel: (03) 3660-7080

Notice of Providing Balance Sheets and Income Statements Electronically Instead of Through Statutory Notices

At a meeting of the Board of Directors held today, it was resolved that Kao Corporation, in lieu of its past practice of publishing statutory notices regarding its financial results in the *Nihon Keizai Shimbun*, will adopt the measures set forth in Article 16, Paragraph 3 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha, and thereby establish a web page at the address below at which persons may review Kao's balance sheet and income statement. The address will be registered pursuant to the requirements of Article 188, Paragraph 2, Section 10 of the Commercial Code.

Address: http://www.kao.co.jp/ir/kk/index.html

Note: Current plans call for the balance sheet and income statement for the fiscal year ended March 2002 to be posted to the address above after the report at Kao's 96th Annual General Meeting of Shareholders, scheduled to be held on June 27, 2002.

Exhibit B-12

(English Translation)

May 21, 2002

Company: Kao Corporation
Code No.: 4452
Address of Headquarters: 14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo

For Inquiries:
Title of Responsible Officer: Director in Charge of Accounting and Finance
Name: Iwao Inoue, Tel: (03) 3660-7080

Notice of Providing Balance Sheets and Income Statements Electronically Instead of Through Statutory Notices

At a meeting of the Board of Directors held today, it was resolved that Kao Corporation, in lieu of its past practice of publishing statutory notices regarding its financial results in the *Nihon Keizai Shimbun*, will adopt the measures set forth in Article 16, Paragraph 3 of the Law Regarding Special Rules for the Commercial Code with Respect to Audits etc. of Kabushiki-Kaisha, and thereby establish a web page at the address below at which persons may review Kao's balance sheet and income statement. The address will be registered pursuant to the requirements of Article 188, Paragraph 2, Section 10 of the Commercial Code.

Address: http://www.kao.co.jp/ir/kk/index.html

Note: Current plans call for the balance sheet and income statement for the fiscal year ended March 2002 to be posted to the address above after the report at Kao's 96th Annual General Meeting of Shareholders, scheduled to be held on June 27, 2002.